

APPLOVIN

2026 Proxy Statement

2025 Annual Report

Annual Meeting of Stockholders

JUNE 3, 2026 / PALO ALTO, CA

Axon

Financial Highlights

Revenue

$5.5 billion
(+70% year-over-year)



Adjusted EBITDA

$4.5 billion
(+87% year-over-year)



Free Cash Flow

$4.0 billion
(+91% year-over-year)



Adjusted EBITDA margin

82.3%
(+750 basis points year-over-year)



Dollar amounts in bar charts presented in millions. Adjusted EBITDA, Adjusted EBITDA margin and Free Cash Flow are non-GAAP financial measures. Please see "Non-GAAP Financial Measures" beginning on page 38 of our Annual Report on Form 10-K for the year ended December 31, 2025 for a description and reconciliation of these non-GAAP financial measures.



Letter to Our Stockholders



Adam Foroughi

Chief Executive Officer and
Co-Founder



Craig Billings

Chairperson of the Board
of Directors

Fellow Stockholders,

AppLovin had another milestone year in 2025, with exceptional financial performance and the sale of our Apps business sharpening our focus on our core advertising platform.

Our financial results put us in a rare air: $5.5 billion in revenue with 70% annual growth paired with $4.5 billion in Adjusted EBITDA (+87% year-over-year) and $4.0 billion in Free Cash Flow (+91% year-over-year).

We also continued to deliver value for stockholders, repurchasing $2.2 billion of our Class A common stock throughout the year and increasing our repurchase program authorization by $3.2 billion in October.

During the year, we launched our rebranded Axon Ads Manager and made meaningful improvements to our Axon AI recommendation engine, all while continuing the early introduction of web-based e-commerce advertisers to our platform.

Our mission is to make profitable growth accessible to every business. As we continue our expansion into e-commerce and other major advertising categories, we are excited to show even more businesses how Axon can drive their revenues. We'll remain focused on improving our core Axon technologies and delivering measurable results for advertisers.

On the governance front, we are pleased to announce the transition of Craig Billings into the role of independent Chairperson. We first met in 2013, when Craig's business was a customer of AppLovin. He deeply understands what we do and has seen firsthand how we help grow businesses. He has also played a key role leading the Board as our Lead Independent Director over the past five years. As a result, Craig is well-suited to take on this new role, which strengthens the independent leadership of the Board while allowing management to continue executing on Adam's long-term vision.

In pursuing the tremendous opportunities in front of us, our full Board of Directors believes the AppLovin team will continue to create long-term stockholder value, and remains committed to providing strong oversight of strategy, capital allocation and risk management.

To our stockholders - thank you for your investment in AppLovin and your belief in our future.

Sincerely,

Adam Foroughi

Craig Billings


Notice of Annual Meeting of Stockholders

MEETING DETAILS

 **Date**
June 3, 2026

 **Time**
10:00 a.m.
Pacific Time

Location
www.virtualshareh
oldermeeting.com/
APP2026

Dear Stockholders of AppLovin Corporation:

We cordially invite you to attend the 2026 annual meeting of stockholders (the "Annual Meeting") of AppLovin Corporation, a Delaware corporation, to be held virtually via live audio webcast, where you will be able to listen to the meeting live, submit questions, and vote online.

Your vote is important. Whether or not you attend the Annual Meeting, it is important that your shares be represented and voted at the meeting. Therefore, we urge you to promptly vote and submit your proxy via the internet, by telephone, or by mail.

We are holding the Annual Meeting for the following purposes, as more fully described in the accompanying proxy statement:

	Proposals		Board Vote Recommendation
1	To elect nine (9) directors to serve until the next annual meeting of stockholders and until their successors are duly elected and qualified;	✓	**FOR** **the election of each director nominee**
2	To ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2026;	✓	**FOR**
3	To approve, on an advisory basis, the compensation of our named executive officers;	✓	**FOR**
4	To approve an amendment to our amended and restated certificate of incorporation to provide for officer exculpation as permitted by Delaware law;	✓	**FOR**
5	To vote on a stockholder proposal, if properly presented; and	✗	**AGAINST**
6	To transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.		

Our Board of Directors has fixed the close of business on April 13, 2026 as the record date for the Annual Meeting. Stockholders of record on April 13, 2026 are entitled to notice of and to vote at the Annual Meeting. Further information regarding voting rights and the matters to be voted upon is presented in the accompanying proxy statement. The accompanying proxy statement and our 2025 annual report are available at www.proxyvote.com. You will be asked to enter the 16 digit control number located on your proxy card.
By order of the Board of Directors,



Adam Foroughi
Chief Executive Officer and Co-Founder
Palo Alto, California

This notice and the accompanying proxy statement and form of proxy are being made available to stockholders on April 21, 2026.



Table of Contents

Annual Meeting Information

This proxy statement and the enclosed form of proxy are furnished in connection with the solicitation of proxies by our board of directors ("Board of Directors" or "Board") for use at the 2026 annual meeting of stockholders of AppLovin Corporation, a Delaware corporation ("we," "our," "us," the "Company," or "AppLovin"), and any postponements, adjournments, or continuations thereof (the "Annual Meeting"). Our Class A common stock and Class B common stock are collectively referred to in this proxy statement as our "common stock."



Date

June 3, 2026



Time

10:00 a.m. Pacific Time



Location

www.virtualshareholdermeeting.com/APP2026

The Annual Meeting will be conducted virtually via live audio webcast. You will be able to attend the Annual Meeting virtually by visiting www.virtualshareholdermeeting.com/APP2026, where you will be able to listen to the meeting live, submit questions, and vote online. The Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access this proxy statement and our annual report is first being mailed on or about April 21, 2026 to all stockholders entitled to vote at the Annual Meeting. The proxy materials and our 2025 annual report can be accessed by following the instructions in the Notice.

It is important that your shares of our common stock be represented at the Annual Meeting, regardless of the number of shares that you hold. You are urged to vote by telephone or by using the Internet as instructed on the enclosed proxy card or execute and return, at your earliest convenience, the enclosed proxy card in the envelope that has also been provided.

Information contained on, or that can be accessed through, our website is not intended to be incorporated by reference into this proxy statement and references to our website address in this proxy statement are inactive textual references only.

Governance and Compensation Highlights

Governance Highlights

Our corporate governance structure is designed to promote the long-term interests of our stockholders. The list below highlights our Board and leadership practices, as discussed further in this proxy statement.

- 6 of 9 director nominees are independent
- Independent Chairperson of our Board
- 100% independent committees
- Strong risk oversight by full Board and committees
- Regular communication between Board members and management beyond regular meetings

- Annual self-evaluation of Board and committees
- Annual review of committee charters, corporate policies, and corporate governance guidelines
- Continuing director education program
- Regular executive sessions of Board and independent directors

Compensation Highlights

Our compensation practices are designed to attract and retain critical talent and to align management and stockholder interests. The list below highlights key compensation practices, as discussed further in this proxy statement.

What We Do	What We Don't Do
RSUs as primary component of executive compensation to maintain stockholder alignment	No executive base salary increases since initial public offering
Independent compensation consultant advises on executive and outside director compensation	No annual cash bonus program for executive officers
Equity ownership guidelines exceeded by all officers and directors	No "Golden Parachute" tax reimbursements
Compensation Committee oversees compensation for key engineering talent in addition to executive officers	No single-trigger change of control acceleration for executive officers
Hedging and pledging limitations in our insider trading policy	No "evergreen" increases to our equity plans for 2026

Election of Directors

Our Board of Directors is currently composed of nine (9) members. Each of the director nominees except Victoria Valenzuela currently serves on the Board. As previously announced, Alyssa Harvey Dawson, who currently serves as a director, will not stand for re-election and her term will expire at the Annual Meeting. Ms. Valenzuela is standing for election by our stockholders for the first time and was recommended for consideration as a director to the Nominating and Corporate Governance Committee by our Chief Executive Officer. The current term of all directors will expire at the Annual Meeting when their successors are elected and qualified.

Our Nominating and Corporate Governance Committee has recommended, and our Board of Directors has approved, as director nominees for election as directors at the Annual Meeting: Adam Foroughi, Craig Billings, Herald Chen, Margaret Georgiadis, Barbara Messing, Todd Morgenfeld, Victoria Valenzuela, Eduardo Vivas, and Maynard Webb. If elected, each of the director nominees will serve as directors until the 2027 Annual Meeting of Stockholders and until their successors are duly elected and qualified. For information concerning the director nominees, see the section titled "Board of Directors and Corporate Governance."

If you are a stockholder of record and you sign your proxy card or vote by telephone or over the internet but do not give instructions with respect to the voting of directors, your shares will be voted "For" the election of Messrs. Foroughi, Billings, Chen, Morgenfeld, Vivas, and Webb and Mses. Georgiadis, Messing, and Valenzuela. If you are a street name stockholder and you do not give voting instructions to your broker or nominee, your broker will leave your shares unvoted on this matter.

Vote Required

Each director is elected by a plurality of the votes of the shares present virtually or represented by proxy at the meeting and entitled to vote on the election of directors at the Annual Meeting. "Plurality" means that the nine (9) director nominees who receive the largest number of votes cast "For" such director nominees are elected as directors. As a result, any shares not voted "For" a particular director nominee (whether as a result of a withhold vote or a broker non-vote) will not be counted in such director nominee's favor and will have no effect on the outcome of the election.

 **OUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE DIRECTOR NOMINEES NAMED ABOVE.**

Board of Directors and Corporate Governance

Our Board of Directors and its three (3) fully independent standing committees play a critical role in the oversight and governance of our business and operations. The following charts provide summary information about each director nominee's background, skills, and expertise.

Name Occupation	Age	Director Since	Independent	Other Public Co. Boards	Committee Memberships		
					Audit	Comp.	NCG
Adam Foroughi Chief Executive Officer and Co-Founder of AppLovin Corporation	45	2011	No	0			
Craig Billings Chairperson; Chief Executive Officer of Wynn Resorts, Limited	53	2020	Yes	2	■	C	
Herald Chen Former President and Chief Financial Officer of AppLovin Corporation	56	2018	No	1			
Margaret Georgiadis Co-Founder and Chief Executive Officer of Montai Therapeutics and a CEO-Partner of Flagship Pioneering Inc.	62	2021	Yes	1	■		C
Barbara Messing Operating Partner of Stripes Group and Former Chief Marketing and Communications Officer at Roblox Corp.	54	2024	Yes	0		■	■
Todd Morgenfeld Former Chief Financial Officer and Head of Business Operations of Pinterest	54	2023	Yes	2	C	■	
Victoria Valenzuela Chief Administrative & Legal Officer of AppLovin Corporation	52	N/A	No	0			
Eduardo Vivas Former Chief Operating Officer of Humans, Inc.	40	2018	Yes	0			■
Maynard Webb Founder of Webb Investment Network	70	2025	Yes	2	■		■

C Committee chair ■ Committee member



Gender
- Female
- Male

Ethnicity
- Asian
- Caucasian/White
- Hispanic/Latinx

Tenure
- 0-2 years
- 3-9 years
- 10+

Independence
- Independent
- Non-Independent



Director Nominees’ Skills and Expertise

Skills and Expertise	Director Nominees								
	Adam Foroughi	Craig Billings	Herald Chen	Margaret Georgiadis	Barbara Messing	Todd Morgenfeld	Victoria Valenzuela	Eduardo Vivas	Maynard Webb
CEO or Founder Experience	■	■	■	■				■	■
Industry Expertise	■		■	■		■	■	■	■
Marketing & Digital Media	■	■		■	■	■	■	■	
Public Company Experience	■	■	■	■	■	■	■		■
Cyber Security & Data Privacy	■			■			■		■
Financial & Accounting		■	■	■		■			■
Global Operational Expertise	■	■	■	■	■	■	■	■	■
Risk Management & Corporate Governance		■		■		■	■		■
Human Capital & Talent Development	■			■	■		■	■	■

CEO or Founder Experience

Experience and skills in leadership, management, and business strategy as a chief executive officer and/or founder at a large publicly traded or private company.

Industry Expertise

In-depth knowledge and expertise in the creation, management, and optimization of products within the advertising technology and/or artificial intelligence space, including building and improving tools, platforms and strategies that help companies reach their audiences.

Marketing & Digital Media

A deep understanding of marketing and digital media strategies, including brand and marketing strategy, social media and content marketing, and/or creating or implementing platforms to promote products and services.

Public Company Experience

Experience as a senior executive or member of the board of directors of a publicly traded company, providing valuable insight into public company operations, governance, financial reporting, investor relations, and regulatory compliance.

Cyber Security & Data Privacy

Experience (including through oversight) in various cyber security and data privacy capabilities, including protection from threats such as cyberattacks, hacking, data breaches, malware, and other forms of digital security vulnerabilities; data governance and managing sensitive personal and organizational data; and compliance with respect to privacy laws and regulations.

Financial & Accounting

Experience in positions requiring a deep understanding of financial principles, accounting standards, tax strategies, auditing, and reporting.

Global Operational Expertise

Leadership position in an organization managing day-to-day business operations at scale and/or international operations, providing knowledge and expertise in executing business activities and strategies and driving growth in complex or high-growth environments.

Risk Management & Corporate Governance

Knowledge and experience in identifying, accessing, and managing risks that may affect an organization’s objectives, including understanding the principles, structures, and processes that allow a company to best operate in an ethical, accountable, and transparent manner.

Human Capital & Talent Development

Management experience involving strategies and practices aimed at maximizing the potential of an organization’s workforce.

Director Nominees



Adam Foroughi

Chief Executive Officer and Co-Founder

Director

Age: 45

Director Since: 2011

Committees: None

Mr. Foroughi is one of our co-founders and has served as our Chief Executive Officer and a member of our Board of Directors since December 2011.

He served as Chairperson of our Board of Directors from March 2021 until April 2026. He previously co-founded two advertising technology companies, Lifestreet Media Inc. and Social Hour Inc. Mr. Foroughi holds a B.A. in Business Administration from the University of California, Berkeley.

Qualifications

Mr. Foroughi was selected to serve on our Board of Directors because of his deep industry knowledge and the vision and experience he brings as our Chief Executive Officer and Co-Founder. With expertise in international operations, product development, building high-performing teams, and driving strategic vision, he has successfully led us through growth and innovation in the ever-evolving tech landscape.

Skills

CEO or Founder Experience		Cyber Security & Data Privacy
Industry Expertise		Global Operational Expertise
Marketing & Digital Media		Human Capital & Talent Development
Public Company		



Craig Billings

Chairperson

Independent Director

Age: 53

Director Since: 2020

Committees: Compensation (Chair); Audit

Mr. Billings has served as a member of our Board of Directors since December 2020 and as our Chairperson since April 2026.

Mr. Billings previously served as our Lead Independent Director from February 2021 until his appointment as our independent Chairperson. Mr. Billings has served as Chief Executive Officer and a member of the board of directors of Wynn Resorts, Limited (NYSE: WYNN), a developer and operator of hotels and casinos, since February 2022. Prior to February 2022, Mr. Billings served as the Chief Financial Officer and Treasurer of Wynn Resorts from March 2017 to January 2022 and as President from May 2019 to May 2021. Since August 2018, he has also served as a Director of Wynn Macau, Limited, a majority owned subsidiary of Wynn Resorts that is listed on the Hong Kong Stock Exchange. From December 2015 to January 2018, Mr. Billings served as Non-Executive Chairman of NYX Gaming Group Ltd., a developer of digital gaming systems which was acquired by Scientific Games Corporation in January 2018. Mr. Billings has been a Certified Public Accountant since 1999. He holds a B.S. in Business Administration from the University of Nevada, Las Vegas and an M.B.A. from Columbia Business School.

Qualifications

Mr. Billings was selected to serve on our Board of Directors because of his significant global operational experience as a public-company CEO, his financial and accounting acumen, his risk management and corporate governance expertise, and his industry knowledge—qualities that bring a strategic perspective to the boardroom and position him to guide us through complex challenges and growth opportunities.

Skills



CEO or Founder Experience	Financial & Accounting
Marketing & Digital Media	Global Operational Expertise
Public Company	Risk Management & Corporate Governance



Herald Chen

Director

Age: 56

Director Since: 2018

Committees: None

Mr. Chen has served as a member of our Board of Directors since August 2018.

Mr. Chen previously served as AppLovin's President and Chief Financial Officer from November 2019 to December 2023. Prior to joining us, he served as the head of Technology, Media and Telecom at Kohlberg Kravis Roberts & Co. L.P. (NYSE: KKR), an investment firm that manages multiple alternative asset classes, from 2007 to 2019, having previously worked for the firm from 1995 to 1997. He also currently serves on the board of directors of GoDaddy, Inc. (NYSE: GDDY), an online solutions provider, and Internet Brands Inc., an integrated digital media and software services company. Mr. Chen holds a B.S. in Economics (Finance) and a B.S.E. in Mechanical Engineering from the University of Pennsylvania and an M.B.A. from the Stanford University Graduate School of Business.

Qualifications

Mr. Chen was selected to serve on our Board of Directors because of his extensive operating and management experience. He brings strong financial and accounting expertise, along with significant experience in public company leadership, strategic transactions, and governance. His experience serving on the boards of both public and private technology companies provides valuable oversight and strategic insight to our Board.

Skills

 CEO or Founder Experience

 Financial & Accounting

 Industry Expertise

 Global Operational Expertise

 Public Company



Margaret Georgiadis

Independent Director

Age: 62

Director Since: 2021

Committees: Nominating and Corporate Governance (Chair); Audit

Ms. Georgiadis has served as a member of our Board of Directors since January 2021.

Ms. Georgiadis currently serves as Co-Founder and Chief Executive Officer of Montai Therapeutics and as a CEO-Partner of Flagship Pioneering Inc., a bioplatform innovation company, since April 2022. She previously served as an Endurance Partner-in-Residence at General Catalyst, a venture capital firm, from January 2021 to April 2022. From May 2018 to December 2020, she served as President and Chief Executive Officer of Ancestry.com LLC, a global family history and consumer genomics company. Prior to Ancestry, from February 2017 to May 2018, Ms. Georgiadis served as Chief Executive Officer of Mattel, Inc. (NASDAQ: MAT), a global children's entertainment company specializing in toys and consumer products. From 2009 to 2017, she served as President of Google Americas and the Vice President of Global Operations. She is an experienced public and private company board director and currently serves on the board of directors of McDonald's Corporation (NYSE: MCD) and several private companies in technology and health technology. She holds an A.B. from Harvard College and an M.B.A. from Harvard Business School.

Qualifications

Ms. Georgiadis was selected to serve on our Board of Directors because of her experience as a public company director and deep expertise in the tech industry. With extensive CEO and public company experience, she brings a strategic and operational mindset to the boardroom. Her background spans product development, ad tech, and data privacy, complemented by strong financial, accounting and risk management acumen. A leader in corporate governance with a strong track record in international operations, strategic transactions, and talent development, she provides critical oversight while driving innovation and growth.

Skills



CEO or Founder Experience

Financial & Accounting

Industry Expertise

Global Operational Expertise

Marketing & Digital Media

Risk Management & Corporate Governance

Public Company

Human Capital & Talent Development

Cyber Security & Data Privacy



Barbara Messing

Independent Director

Age: 54

Director Since: 2024

Committees: Compensation; Nominating and Corporate Governance

Ms. Messing has served as a member of our Board of Directors since March 2024.

Ms. Messing has served as an Operating Partner at Stripes, LLC ("Stripes Group"), a leading growth equity firm since January 2026. Prior to joining Stripes Group, Ms. Messing served as Chief Marketing & Communications Officer at Roblox Corp. (NYSE: RBLX), an online gaming platform, from August 2020 to December 2023 and previously served as Chief Marketing Officer and People Experience Officer from August 2020 to July 2023. Previously, Ms. Messing served as Senior Vice President, Chief Marketing Officer of Walmart U.S (NYSE: WMT) from August 2018 to August 2019, and brought her years of experience serving in multiple roles including Vice President and Chief Marketing Officer, and later Senior Vice President and Chief Marketing Officer at TripAdvisor, Inc. (NASDAQ: TRIP) an online travel company, between 2011 and 2018. Between 2002 and 2011, she served in a number of management positions at Hotwire.com, an internet-based travel agency, including Vice President of Customer Experience and Vice President and General Manager, Travel Ticker. Ms. Messing previously served on the board of directors of Vacasa, Inc., a leading platform for vacation rental management, from 2021 to 2025, Overstock.com, Inc., an internet retailer, from 2020 to 2023, and XO Group, Inc., which merged with WeddingWire in December 2018, from 2014 to 2018. Ms. Messing received her B.A. from Northwestern University and her J.D. from Stanford Law School.

Qualifications

Ms. Messing was selected to serve on our Board of Directors because of her extensive operational expertise and leadership experience in both management and director roles at public companies. She brings deep knowledge in marketing, digital media, product development, and ad tech, along with a strong background in building and scaling online platforms. Her experience in human capital and talent development further enhances our ability to drive organizational growth and foster leadership excellence.

Skills

 Marketing & Digital Media

 Global Operational Expertise

 Public Company

 Human Capital & Talent Development



Todd Morgenfeld

Independent Director

Age: 54

Director Since: 2023

Committees: Audit (Chair); Compensation

Mr. Morgenfeld has served as a member of our Board of Directors since September 2023.

Mr. Morgenfeld previously held pivotal roles at Pinterest, Inc. (NYSE: PINS), a discovery and social media platform, including Chief Financial Officer and Head of Business Operations (CFO/COO) from November 2016 to July 2023. Before Pinterest, he left his mark at Twitter as Vice President of Finance from 2015 to 2016 and at Hewlett-Packard (NYSE: HPQ) as Treasurer and Senior VP of Financial Analytics and Corporate Development from 2013 to 2015. Prior to his role at Hewlett-Packard, he was an investment partner at Silver Lake from 2004 to 2013. Mr. Morgenfeld currently serves on the board of directors of Urban Outfitters, Inc. (NASDAQ: URBN), a portfolio of global consumer brands comprising Urban Outfitters, Anthropologie, Free People, BHLDN, Terrain, Menus & Venues, and Nuuly; and Axon Enterprise, Inc. (NASDAQ: AXON), a technology leader in global public safety. Mr. Morgenfeld graduated first in his class from the United States Military Academy at West Point and holds an M.B.A. from Stanford University Graduate School of Business.

Qualifications

Mr. Morgenfeld was selected to serve on our Board of Directors because of his deep operational expertise in technology-driven enterprises. He has a strong background in finance and accounting, and his public company board experience helps him bring valuable insights into public company financial oversight, risk management, and corporate governance matters.

Skills

▶ Industry Expertise	⚡ Financial & Accounting
🏷 Marketing & Digital Media	🌐 Global Operational Expertise
🏢 Public Company	⚠ Risk Management & Corporate Governance



Victoria Valenzuela

Director Nominee

Age: 52

Ms. Valenzuela is standing for election as a member of our Board of Director for the first time.

Ms. Valenzuela has served as our Chief Administrative & Legal Officer and Corporate Secretary since July 2025. She previously served as our Chief Legal Officer and Corporate Secretary from May 2020 through July 2025. Ms. Valenzuela joined us through our acquisition of Machine Zone, Inc. where she served as Chief Legal Officer and Corporate Secretary from January 2015 to April 2020. From May 2004 to December 2014, she served as General Counsel, Vice President, Legal Affairs, and Corporate Secretary of Cypress Semiconductor Corporation, a public semiconductor company acquired by Infineon Technologies AG. Prior to Cypress Semiconductor, she was a corporate and technology attorney with Brobeck, Phleger & Harrison, LLP and Clifford Chance LLP. She holds a B.A. in Political Science from California State University, Fullerton and a J.D. from Stanford University Law School.

Qualifications

Ms. Valenzuela was selected to serve on our Board of Directors because of her deep Company and industry knowledge as an executive at AppLovin and other technology companies. She has expertise in legal and regulatory matters, in particular with respect to ad tech, cybersecurity and data privacy matters. Ms. Valenzuela also has extensive experience in mergers, acquisitions and strategic transactions, as well as strong experience in human capital and talent development.

Skills

	Industry Expertise	⊕	Global Operational Expertise
🔖	Marketing & Digital Media	⚠	Risk Management & Corporate Governance
🏢	Public Company	👤	Human Capital & Talent Development
🛡	Cyber Security & Data Privacy		



Eduardo Vivas

Independent Director

Age: 40

Director Since: 2018

Committees: Nominating and Corporate Governance

Mr. Vivas has served as a member of our Board of Directors since August 2018.

Mr. Vivas served as Chief Operating Officer at Humans, Inc., the developer of the Flip Shop social shopping app, from March 2024 to September 2025. From August 2017 to March 2024, he served as the Chief Executive Officer at Curated, Inc. (Curated.com), an online outdoor sports retailer he co-founded. From March 2014 to April 2017, Mr. Vivas served as Head of Product, Talent Solutions at LinkedIn Corporation, a business and employment-oriented online service. He joined LinkedIn through its acquisition of Bright.com, an employment website company he co-founded and served as Chief Product Officer of from October 2011 to February 2014.

Qualifications

Mr. Vivas was selected to serve on our Board of Directors because of his experience as a CEO and executive leader in the technology sector. His expertise in marketing, digital media, product development, and ad tech has been instrumental in shaping and executing successful go-to-market strategies. Mr. Vivas also has extensive experience in mergers, acquisitions, and strategic transactions, providing valuable insight into business expansion and corporate development.

Skills

 CEO or Founder Experience
 Global Operational Expertise

 Industry Expertise
 Human Capital & Talent Development

 Marketing & Digital Media



Maynard Webb

Independent Director

Age: 70

Director Since: 2025

Committees: Audit; Nominating and Corporate Governance

Mr. Webb has served as a member of our Board of Directors since April 2025.

Mr. Webb is the Founder of Webb Investment Network, an early-stage venture capital firm he started in 2010. Mr. Webb served as the Chairman of the board of Liveops, Inc., a cloud-based call center, from 2008 to 2013 and was the Chief Executive Officer from 2006 to 2011. Previously, Mr. Webb was the Chief Operating Officer of eBay, Inc. (NASDAQ: EBAY), a global commerce and payments provider, from 2002 to 2006, and President of eBay Technologies from 1999 to 2002. Prior to joining eBay, Mr. Webb was Senior Vice President and Chief Information Officer at Gateway, Inc., a computer manufacturer, and Vice President and Chief Information Officer at Bay Networks, Inc., a computer networking products manufacturer. Mr. Webb currently serves on the board of directors of Salesforce, Inc. (NYSE: CRM) and Visa Inc. (NYSE: V). Mr. Webb previously served as the Chairman of the board of directors at Yahoo! Inc. until 2017. Mr. Webb holds a Bachelor of Applied Arts degree from Florida Atlantic University.

Qualifications

Mr. Webb was selected to serve on our Board of Directors because of his extensive leadership experience as a CEO, executive advisor, and investment professional. He brings deep operational expertise in marketing, digital media, product development, and ad tech, along with a strong track record of scaling businesses. He also brings strong experience in strategic transactions and international operations. Additionally, his governance experience on the boards of public and private technology companies provides valuable oversight and strategic insight to our Board.

Skills

	CEO or Founder Experience		Financial & Accounting
	Industry Expertise		Global Operational Expertise
	Public Company		Risk Management & Corporate Governance
	Cyber Security & Data Privacy		Human Capital & Talent Development

Board Leadership Structure and Role of the Independent Chairperson

Our board leadership structure and practices are designed to promote strong, independent oversight while enabling decisive execution of the Company's strategic vision.

In April 2026, in connection with a periodic review of its leadership structure, the Board appointed Craig Billings as Chairperson of the Board. Mr. Billings had served as our Lead Independent Director since our initial public offering, while Adam Foroughi, our Chief Executive Officer ("CEO") and Co-Founder, had served as Chairperson during such time. Given Mr. Billings' substantial contributions to the Board in his capacity as Lead Independent Director, we believe that this transition enables management and the Board to further benefit from Mr. Billings' experience and independent leadership, as well as his deep knowledge of the Company's strategy and familiarity with the management team.

The Role of Our Independent Chairperson

Mr. Billings serves as our independent Chairperson, bringing extensive public company leadership, financial acumen, and global operational expertise to the role. As independent Chairperson, his responsibilities include:

- providing guidance and oversight on strategic priorities, corporate governance, and risk management, including consultations with management between regularly scheduled Board meetings;
- determining the agenda for Board meetings and meetings of independent directors, and fostering candid and open discussions without management present;
- calling special meetings of the independent directors when necessary to address urgent or emerging matters;
- serving as a direct liaison between the independent directors and management, facilitating communication and feedback from executive sessions; and
- engaging with stockholders or serving as a spokesperson for the Company as requested.

Independent Board Oversight & Governance

Our independent directors are deeply engaged in guiding the Company's most important decisions. They meet regularly in executive sessions without management present, as well as without non-independent directors and management present. These executive sessions are led by our Chairperson or applicable committee chairperson and provide a forum for:

- independent assessment of management's performance;
- strategic discussions on risk management, corporate governance, and financial oversight; and
- strategic discussion on guidance and feedback to provide to the CEO and other executives on key issues and long-term planning.

Why This Structure Works for AppLovin

We believe that this leadership structure—combining the strategic leadership and vision of our CEO with the strong oversight of our independent Chairperson and independent committees—enhances our ability to execute our day-to-day operations and strategic initiatives, while enabling strong independent oversight of key issues. In accordance with our Corporate Governance Guidelines, if, in the future, our Chairperson is not an independent director, our Board would appoint an independent director to serve as Lead Independent Director.

Role of our Board in the Risk Oversight Process

How Our Board Oversees Risk

As our business and operations evolve, we remain focused on identifying, assessing, and mitigating risks that could impact our current and future business as they emerge. While our management team handles the day-to-day oversight of strategic, financial, operational, reputational, and legal risks, our Board of Directors and its independent committees play a critical role providing high-level oversight of those risks and maintaining a risk management framework that fosters accountability and is responsive to the Company's evolving operations.

How Our Board Stays Engaged

Our Board of Directors and its committees actively engage on key risk areas through:

- ongoing consultations with the management team on strategic and operational priorities;
- regular updates on key areas of enterprise risk and periodic evaluations of our structure for reporting enterprise risks to the Board and its committees;
- Q&A sessions or periodic reports from the management team and external advisors on key risk areas; and
- evaluating the risks inherent in major transactions and corporate decisions.

To bolster our Board's risk oversight, our Board's committees oversee specific key risk areas and receive regular updates from management and industry experts, as needed.

- **Audit Committee:** Oversees financial reporting, internal controls, disclosure controls and procedures, AI governance, cybersecurity, data privacy and protection matters, legal and regulatory compliance, and conflicts of interest. Regularly engages with management and auditors on risk assessment policies and risk management pertaining to financial, accounting, and tax matters.
- **Compensation Committee:** Evaluates risks related to executive compensation, oversees our compensation structure to promote sound decision-making and prevent excessive risk-taking, administers our compensation recovery policy, and oversees our human capital resource management.
- **Nominating and Corporate Governance Committee:** Focuses on risks tied to corporate governance, succession planning, and Board independence.

Human Capital Oversight

Given our lean organization and the importance of attracting and retaining critical talent, our Compensation Committee, Nominating and Corporate Governance Committee, and full Board take an active role in overseeing risks related to human capital. Our management team regularly presents updates on topics such as headcount changes, average tenure, attrition rates, and hiring trends and focus areas. Our Compensation Committee and Board consider this information as part of their risk oversight and in connection with compensation strategy. Our Nominating and Corporate Governance Committee and Board consider this information in connection with succession planning for executive officers and other key roles.

Leveraging Expertise for Risk Management

Our management team regularly consults with our Board outside of scheduled meetings. In particular, management frequently consults with the applicable committee chairperson whose committee oversees specific risk areas for guidance and feedback on relevant topics between scheduled meetings.

To stay ahead of emerging challenges and proactively approach dynamic issues, our Board of Directors and its committees also engage outside legal and subject-matter experts, as well as accounting and tax professionals, to provide insights on market trends, regulatory shifts, and evolving risk landscapes. We hold multiple director education sessions with these outside experts throughout the year to review and discuss emerging topics.

We see risk oversight as more than just a compliance requirement—it's an essential part of how we drive innovation, safeguard our Company, and create long-term value for all stakeholders.

Director Independence

We believe strong governance is consistent with our culture of transparency and accountability and leads to better decision-making and long-term success. The Nasdaq corporate governance rules generally require that a majority of a listed company's board of directors be independent. In order to be considered "independent" the director must, in the opinion of the company's board of directors, not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Our Board of Directors carefully reviews each director's background, employment history, and affiliations. After this review, our Board of Directors has determined that Messrs. Billings, Morgenfeld, Vivas, and Webb and Mses. Georgiadis, Harvey Dawson, and Messing are independent under the Nasdaq corporate governance rules. In addition, the Board had previously determined that Edward Oberwager was independent during his service as a director in 2025. In making these determinations, the Board considered all relevant factors, such as current and prior relationships with the Company, including those outlined in the section titled "Certain Relationships, Related Party and Other Transactions."

Multi-Class Structure

The multi-class structure of our common stock is intended to ensure that, for the foreseeable future, Mr. Foroughi continues to control or significantly influence the governance of the Company, which we believe will permit us to continue to advance his strategic vision and prioritize the creation of long-term stockholder value rather than short-term results. Our Nominating and Corporate Governance Committee and full Board periodically review our multi-class structure to assess the continued applicability of this rationale. While our Board cannot unilaterally make changes to the sunset provisions related to our Class B common stock, as any such changes would also require the approval of the holders of two-thirds of the outstanding shares of our Class B common stock, both our Nominating and Corporate Governance Committee and full Board continue to believe that our multi-class structure is in the best interest of AppLovin and its stockholders.

AppLovin is considered a "controlled company" under the Nasdaq corporate governance rules because Messrs. Foroughi and Chen, together with certain affiliated trusts and entities (the "Voting Agreement Parties") are parties to a voting agreement (the "Voting Agreement") and collectively hold a majority of the voting power of our outstanding common stock. As a controlled company, we are eligible for exemptions from certain Nasdaq corporate governance rules related to the independence of our Board and committees and Board evaluation requirements. However, we do not rely on any of these exemptions and we maintain the following governance practices:

- a majority of the members of our Board of Directors are independent;
- all members of our Audit Committee, Nominating and Corporate Governance Committee, and Compensation Committee are independent;
- we have an independent Chairperson to help maintain a strong, independent, and active Board, and previously utilized a lead independent director role;
- our independent directors meet regularly in executive sessions—without non-independent directors or management present—following Board of Directors and committee meetings; and
- we conduct annual performance evaluations of the Board and its committees.

Under the Voting Agreement, all shares of our common stock held by the Voting Agreement Parties and their respective permitted entities and permitted transferees will be voted as determined by Mr. Foroughi and Mr. Chen. As a result, the Voting Agreement Parties will collectively be able to determine or significantly influence any action requiring the approval of our stockholders, including the election of our Board of Directors, the adoption of amendments to our certificate of incorporation and bylaws, and the approval of any merger, sale of all or substantially all of our assets, or other major corporate transaction. For additional information on the voting power of the Voting Agreement Parties, see the section titled "Security Ownership of Certain Beneficial Owners and Management."

Mr. Chen is also party to an Equity Exchange Right Agreement which provides that he may exchange certain shares received upon the exercise of stock options for an equivalent number of shares of our Class B common stock, as further described in the section titled "Certain Relationships, Related Party, and Other Transactions."

Board Committees

Our Board of Directors has established three (3) standing committees: an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. Members will serve on these committees until their resignation or until as otherwise determined by our Board of Directors. Each of our committees operates under a written charter that complies with Securities and Exchange Commission ("SEC") rules and regulations and the Nasdaq corporate governance rules, which can be found at https://investors.applovin.com.

Audit Committee   **Meetings in 2025: 6**

    

Todd Morgenfeld (Chair)   Craig Billings   Margaret Georgiadis   Alyssa Harvey Dawson   Maynard Webb

Our Audit Committee plays a crucial role in helping us to maintain our financial integrity, transparency, and strong internal controls. The Audit Committee provides independent oversight of our financial reporting, risk management, and compliance processes, helping to safeguard the trust of our stockholders, employees, and partners.

Each member of our Audit Committee meets the independence standards for audit committee members required by the Nasdaq corporate governance rules and SEC rules and regulations. Additionally, all members meet the financial literacy and sophistication requirements of the Nasdaq corporate governance rules and our Board of Directors has determined that Messrs. Morgenfeld, Billings, and Webb and Ms. Georgiadis qualify as audit committee financial experts under Item 407(d) of Regulation S-K under the Securities Act of 1933, as amended (the "Securities Act").

Key responsibilities of the Audit Committee include:

Financial Oversight & Reporting

- reviewing our financial statements, earnings releases, and SEC filings;
- overseeing internal audit procedures to evaluate effectiveness and results;
- reviewing and discussing audit findings, financial statement accuracy, and internal control measures with management and our independent registered public accounting firm;

Risk Management & Compliance

- promoting strong internal controls and reviewing policies on financial risk, tax, and accounting matters;
- overseeing legal and regulatory compliance, including with respect to cybersecurity, artificial intelligence (AI), data privacy, and information security to protect Company and user data;
- reviewing related party transactions;
- overseeing and maintaining procedures for employees to report concerns anonymously about questionable accounting or audit matters;

Audit & External Oversight

- selecting, retaining, and overseeing an independent registered public accounting firm to audit our financial statements;
- reviewing audit plans, annual reports, and audit performance; and
- approving or pre-approving all audit and permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Compensation Committee

Meetings in 2025: 7



Craig Billings (Chair)



Barbara Messing



Todd Morgenfeld

We recognize that a well-structured compensation strategy is essential to attracting, retaining, and motivating top talent. Our Compensation Committee is responsible for aligning executive compensation, equity programs, and benefits with Company performance, stockholder interests, and evolving governance best practices.

Each member of our Compensation Committee meets the independence requirements for compensation committee members under Nasdaq corporate governance rules and SEC rules and regulations, and qualifies as a non-employee director under Rule 16b-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Key responsibilities of the Compensation Committee include:

Executive Compensation & Performance Evaluation

- overseeing the annual performance evaluation of our CEO and considering the CEO's evaluation of senior management when determining executive compensation;
- reviewing and making recommendations to the Board regarding CEO compensation, and reviewing and approving, or making recommendations to the Board regarding, compensation for our other executive officers, including base salary, annual and long-term incentives, and benefits;
- administering employment agreements, severance arrangements, and change-in-control protections for executive officers;

Equity & Incentive Compensation Plans

- administering our equity compensation plans and granting equity awards to eligible individuals;
- overseeing and enforcing the compensation recovery policy;

Compensation Governance & Risk Oversight

- overseeing the design of our compensation policies and practices to support sustainable growth without encouraging excessive risk-taking;
- evaluating and approving, or making recommendations to the Board regarding, director compensation, and overseeing equity ownership guidelines for executive officers and Board of Directors members;
- reviewing and discussing executive compensation disclosures, including compensation discussion and analysis, in compliance with SEC requirements;
- overseeing compensation practices for critical talent beyond executive officers, such as key engineering talent;

Independent Oversight

- engaging independent compensation consultants to provide independent advice and conduct analyses on executive and director compensation practices against peer companies;
- reviewing Say-on-Pay advisory votes and stockholder feedback to enhance our compensation programs; and
- evaluating any potential conflicts of interest with its advisors in accordance with Nasdaq corporate governance rules and SEC requirements.

Nominating and Corporate Governance Committee

Meetings in 2025: 5



Margaret Georgiadis (Chair)



Alyssa Harvey Dawson



Barbara Messing



Eduardo Vivas



Maynard Webb

We believe that strong leadership and forward-thinking governance drive long-term success. Our Nominating and Corporate Governance Committee is responsible for determining the right qualifications and candidates for our Board and overseeing our overall governance framework.

Mr. Vivas was appointed to the Nominating and Corporate Governance Committee in April 2026. Each member of our Nominating and Corporate Governance Committee meets the general independence requirements under Nasdaq corporate governance rules and SEC rules and regulations.

Key responsibilities of the Nominating and Corporate Governance Committee include:

Board Leadership & Composition

- identifying, evaluating, and recommending nominees for election to our Board of Directors;
- reviewing the composition and structure of our Board of Directors and its committees to develop the right mix of expertise and experience;
- evaluating the performance of our Board of Directors, its committees, and individual directors;
- recommending committee assignments and leadership roles within the Board;

Governance Oversight

- developing and maintaining corporate governance policies and practices to promote compliance and best practices;
- overseeing the Board of Directors' leadership structure;
- evaluating director independence in accordance with Nasdaq corporate governance rules and SEC requirements;

Succession Planning

- overseeing executive succession planning to promote smooth leadership transitions;

Stockholder & Governance Engagement

- developing policies and procedures for stockholder nominations to our Board of Directors;
- reviewing stockholder proposals and corporate governance matters; and
- evaluating and recommending actions on stockholder engagement efforts.

Attendance at Board and Stockholder Meetings

During our fiscal year ended December 31, 2025, our Board of Directors held six (6) meetings (including regularly scheduled and special meetings). Each director attended all of (i) the total number of meetings of our Board of Directors held during the period for which he or she has been a director and (ii) the total number of meetings held by all committees of our Board of Directors on which he or she served during the periods that he or she served.

Although we do not have a formal policy regarding attendance by members of our Board of Directors at annual meetings of stockholders, our Corporate Governance Guidelines strongly encourage, but do not require, our directors to attend. Eight (8) of AppLovin's then serving directors were present at the 2025 annual meeting of stockholders.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee during the last fiscal year is or has been an officer or employee of AppLovin or had any relationship requiring disclosure under Item 404 of Regulation S-K under the Securities Act. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other committee of the board of directors performing equivalent functions) of any other entity that has one of its executive officers serving on our Board of Directors or Compensation Committee.

Board of Directors Evaluations

Our Board of Directors, in conjunction with our Nominating and Corporate Governance Committee, conducts an annual evaluation of the performance of the Board of Directors as a whole and each of its standing committees, including an evaluation of the qualifications and performance of individual members of the Board of Directors and its committees in the context of the overall needs of the Board. The results of the evaluation are reviewed by our independent Chairperson (and previously by our lead independent director) and the chair of our Nominating and Corporate Governance Committee, in partnership with our outside legal counsel. Thereafter, the evaluation results and any recommendations for improvement are provided to our Board of Directors and its standing committees by a member of our outside legal counsel. Our Board of Directors and our management work to address any action items that result from this evaluation process.

Considerations in Evaluating Director Nominees

Our Nominating and Corporate Governance Committee uses a variety of methods, including from time to time engaging the services of outside consultants and search firms, to identify and evaluate director nominees. Our Nominating and Corporate Governance Committee works with our Board of Directors to determine the desired qualifications, expertise, and characteristics of our Board of Directors, including such factors as relevant business experience and diversity, and with respect to diversity, such factors as differences in professional background, education, skill and other individual qualities, and attributes that contribute to the total mix of viewpoints and experience represented on our Board of Directors.

In its evaluation of director nominees, our Nominating and Corporate Governance Committee and our Board of Directors evaluate each director in the context of the membership of the Board of Directors as a group, with the objective of having a group that can best perpetuate the success of the business and represent stockholder interests through the exercise of sound judgment using its diversity of background and experience in the various areas. Each director should be an individual of high character and integrity. In determining whether to recommend a director for re-election, the Nominating and Corporate Governance Committee also considers the director's past attendance at meetings, participation in and contributions to the activities of the Board of Directors and the Company, and other qualifications and characteristics set forth in the charter of the Nominating and Corporate Governance Committee. Some of the qualifications that our Nominating and Corporate Governance Committee considers include, without limitation, issues of character, integrity, judgment, corporate experience, diversity of experience, professional background, independence, area of expertise, length of service, potential conflicts of interest, and other commitments. Director nominees must also have the highest personal and professional ethics and integrity, proven achievement and competence in the director nominee's field, the ability to exercise sound business judgment, skills that are complementary to those of the existing members of the Board of Directors, and the ability to assist and support management and make significant contributions to our success. Director nominees must understand the fiduciary responsibilities that are required of a member of our Board of Directors and have sufficient time and energy available, in the judgment of our Nominating and Corporate Governance Committee, to perform all board of director and applicable committee responsibilities. Members of our Board of Directors are expected to prepare for, attend, and participate in all board of directors and applicable committee meetings. Our Nominating and Corporate Governance Committee may also consider such other factors as it may deem, from time to time, are in our and our stockholders' best interests. After completing its review and evaluation of director nominees, including incumbent directors, our Nominating and Corporate Governance Committee recommends to our full Board of Directors the director nominees for selection.

Stockholder Recommendations and Nominations to the Board of Directors

Our Nominating and Corporate Governance Committee will consider director nominees recommended by stockholders who have continuously held at least 1% of our fully diluted capitalization for at least twelve (12) months prior to the date of the submission of the recommendation. Our Nominating and Corporate Governance Committee will evaluate such recommendations in accordance with its charter, our amended and restated bylaws and our policies and procedures for director nominees, as well as the regular director nominee criteria described above. Eligible stockholders wishing to recommend a nominee for nomination should contact our Corporate Secretary in writing at the address below. Such recommendations must include the nominee's name, home and business contact information, detailed biographical data, relevant qualifications, a signed letter from the nominee confirming willingness to serve, information regarding any relationships between the nominee and the Company, and evidence of the recommending stockholder's ownership of the Company's capital stock. Our Nominating and Corporate Governance Committee has discretion to decide which individuals to recommend for nomination as directors.

Under our amended and restated bylaws, stockholders may also directly nominate persons for our Board of Directors. Any nomination must comply with the requirements set forth in our amended and restated bylaws and should be sent in writing to our Corporate Secretary at AppLovin Corporation, 1100 Page Mill Road, Palo Alto, California 94304. Any notice of director nomination submitted must include the additional information required by Rule 14a-19(b) under the Exchange Act and otherwise must comply with applicable federal and state law. To be timely for the 2027 annual meeting of stockholders, nominations must be received by our Corporate Secretary observing the same deadlines for stockholder proposals discussed further in the section titled "What is the deadline to propose actions for consideration at next year's annual meeting of stockholders or to nominate individuals to serve as directors?—Stockholder Proposals."

Communications with the Board of Directors

Interested parties wishing to communicate with non-management members of our Board of Directors may do so by writing and mailing the correspondence to our Corporate Secretary at AppLovin Corporation, 1100 Page Mill Road, Palo Alto, California 94304. Each communication should set forth (i) the name and address of the stockholder, as it appears on our books, and if the shares of our common stock are held by a nominee, the name and address of the beneficial owner of such shares, and (ii) the class and number of shares of our common stock that are owned of record by the record holder and beneficially by the beneficial owner.

Our Corporate Secretary, in consultation with appropriate members of our Board of Directors as necessary, will review all incoming communications (except for mass mailings, product complaints or inquiries, job inquiries, business solicitations, and patently offensive or otherwise inappropriate material), and, if appropriate, will route such communications to the appropriate director(s) or, if none is specified, to the Chairperson of the Board.

This procedure does not apply to (i) communications to non-management directors from our officers or directors who are stockholders or (ii) stockholder proposals submitted pursuant to Rule 14a-8 under the Exchange Act, which are discussed further in the section titled "What is the deadline to propose actions for consideration at next year's annual meeting of stockholders or to nominate individuals to serve as directors?—Stockholder Proposals."

Other Governance Information

Corporate Governance Guidelines & Code of Conduct

Our Corporate Governance Guidelines cover how we run our Board of Directors and Company governance matters, including the role of the Board, director qualifications, limitations on additional board service for employee and non-employee directors, Board and committee self-evaluations, and matters regarding our standing Board committees. We have also adopted a Code of Conduct and Business Ethics which applies to every employee, officer, and director and guides how we conduct business with integrity and accountability. You can find our full Corporate Governance Guidelines and Code of Conduct and Business Ethics on our website at https://investors.applovin.com. Any amendments or waivers for executive officers or directors will be posted there or disclosed in SEC filings as required.

Insider Trading Policy

Our Board of Directors has adopted an Insider Trading Policy governing the purchase, sale, and/or disposition of our securities by directors, officers, employees, and other covered persons. We believe this policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the exchange listing standards applicable to us. A copy of our Insider Trading Policy was filed as an exhibit to our Annual Report on Form 10-K for the fiscal year ended December 31, 2025. From time to time, we engage in transactions in our own securities. It is the Company's policy to comply with all applicable securities laws and the exchange listing standards applicable to us when engaging in transactions in our securities.

Our Insider Trading Policy generally prohibits short sales, engaging in transactions in publicly-traded options (such as puts and calls), and other derivative securities relating to our common stock. This prohibition extends to any hedging or similar transaction designed to decrease the risks associated with holding our securities. In addition, members of our Board of Directors and our employees, including our named executive officers, are prohibited from pledging our securities or holding any of our securities in a margin account; however, upon pre-clearance from a compliance officer in accordance with the Insider Trading Policy, employees may pledge up to 10% of their outstanding common stock as collateral for a loan. Transactions involving a broad-based index or a broad-based fund that include Company securities in addition to securities of other companies, including, for example, transactions involving exchange funds pursuant to which an insider divests Company securities, are not considered hedging transactions under our policy. In addition, specific exceptions to the policy may be granted by a compliance officer in consultation with our Nominating and Corporate Governance Committee when the exception would not otherwise contravene the law or the purposes of the policy.

Compensation Recovery Policy

In November 2023, our Compensation Committee adopted a Compensation Recovery Policy in compliance with the Nasdaq and SEC rules requiring public companies to recover excess incentive-based compensation from current and former executive officers by our Board of Directors in accordance with Rule 16a-1(f) of the Securities Exchange Act of 1934, as amended, in the event of an accounting restatement.

Specifically:

- If we are required to prepare an accounting restatement due to our material noncompliance with financial reporting requirements, we must clawback from covered executive officers any incentive-based compensation that was in excess of what they would have received had their incentive compensation been determined based on the restated amounts.
- This applies to incentive compensation received on or after October 2, 2023, covering the three (3) completed fiscal years prior to the restatement date.

Equity Ownership Guidelines

Our Board adopted Equity Ownership Guidelines to further align the interests of our executive officers and Board of Directors with stockholders. These guidelines set the following expectations for how much Company equity our executive officers and non-employee directors should hold over time:

- CEO and Chief Technology Officer: 600% of base salary in equity;
- other executive officers: 300% of base salary in equity; and

- non-employee directors: 500% of annual Board cash retainer (excluding committee or chair retainers).

What counts toward the equity ownership requirement?

- Shares of our Class A and Class B common stock (including unvested restricted stock);
- shares held in trusts, limited partnerships, or similar entities for the benefit of the executive officer or non-employee director, or their immediate family;
- shares held in retirement or deferred compensation accounts; and
- certain RSUs and other full-value awards (whether vested or unvested).

What doesn't count?

- Unexercised stock options; and
- performance-based awards that remain subject to performance-based vesting requirements.

While executive officers and non-employee directors generally have until five (5) years from the later of the adoption of the guidelines or their appointment to meet these ownership requirements, all directors and executive officers are currently in compliance with these requirements. The full guidelines are available at https://investors.applovin.com and may be amended by the Board or Compensation Committee.

Director Compensation

We have adopted a compensation policy for our non-employee directors (the "Director Compensation Policy"). The Director Compensation Policy is designed to attract, retain, and reward experienced non-employee directors. Our Director Compensation Policy is reviewed at least annually by our Compensation Committee and its independent advisor, Semler Brossy, to maintain competitive compensation levels to help us attract qualified non-employee director nominees and retain our existing non-employee directors. Effective April 2026, we amended our Director Compensation Policy to increase our compensation for the chairperson and members of the Audit Committee and Compensation Committee and to increase our compensation for the independent Chairperson, given that we had not modified the compensation level for such role since our initial public offering.

Under the Director Compensation Policy each non-employee director receives the cash and equity compensation for Board services described below. We also reimburse our non-employee directors for reasonable, customary, and documented travel expenses to meetings of our Board of Directors or its committee and other expenses.

Annual Non-Employee Director Compensation



$50,000

$300,000

- ■ Annual Equity Retainer
- ■ Annual Cash Retainer

Cash Compensation

Under our Director Compensation Policy effective during 2025, each non-employee director was entitled to receive an annual cash retainer of $50,000. In addition, non-employee directors were entitled to receive the following annual cash compensation for their service in specific roles on our Board of Directors (the parentheticals show amounts changed effective April 2026):

Board Service		Audit Committee	
Chairperson of the Board	$ 60,000 ($140,000)	Chair	$ 35,000 ($45,000)
Lead Director	$ 75,000	Member	$ 10,000 ($15,000)

Compensation Committee		Nominating and Corporate Governance Committee	
Chair	$ 30,000 ($35,000)	Chair	$ 25,000
Member	$ 10,000 ($12,500)	Member	$ 10,000

In February 2025, the compensation for the Nominating and Corporate Governance Committee chair and members were increased from $15,000 and $5,000, respectively. Each non-employee director who serves as the chairperson of a committee will receive only the annual cash fee as the chairperson of the committee, and not the additional annual cash fee as a committee member. All cash payments to non-employee directors are paid quarterly in arrears on a pro-rated basis, and non-employee directors can elect to receive an award of restricted stock units ("RSUs") or non-qualified stock options in lieu of cash compensation. For such elections, the equity award has a grant date fair value (determined in accordance with U.S. generally accepted accounting principles ("GAAP")) of the forgone cash amount, rounded down to the nearest whole share.

Equity Compensation

Initial Award

Each person who first becomes a non-employee director will be granted an initial award on the first trading date on or after the date on which such individual first becomes a non-employee director (the "Initial Award") covering a number of shares of our Class A common stock having a grant date fair value (determined in accordance with GAAP) of $500,000, rounded down to the nearest whole share. The Initial Award will vest in twelve (12) equal quarterly installments beginning on the first standard quarterly vesting date to occur after such individual first becomes a non-employee director and each subsequent standard quarterly vesting date thereafter, subject to the non-employee director continuing to be a service provider through the applicable vesting date. Our standard quarterly vesting dates are February 20, May 20, August 20, and November 20. If the person was a member of our Board of Directors and also an employee, becoming a non-employee director due to termination of employment does not entitle them to an Initial Award. The type of equity award to be granted to a non-employee director will be elected in advance at the discretion of the non-employee director and may consist entirely of RSUs or non-qualified stock options.

Annual Award

On the date of each annual meeting of our stockholders, each non-employee director will automatically receive an annual equity award (an "Annual Award") covering a number of shares of our Class A common stock having a grant date fair value (determined in accordance with GAAP) of $300,000, rounded down to the nearest whole share. The Annual Award will vest on the earlier of (i) the one (1) year anniversary of the date the Annual Award is granted or (ii) the day prior to the date of the annual meeting next following the date the Annual Award is granted, in each case, subject to the non-employee director continuing to be a service provider through the applicable vesting date. The type of equity award to be granted to a non-employee director will be elected in advance of an annual meeting at the discretion of the non-employee director and may consist entirely of RSUs or non-qualified stock options.

Change in Control

In the event of a "change in control" (as defined in our 2021 Equity Incentive Plan (the "2021 Plan")), each non-employee director's outstanding award(s) will fully vest, provided that the non-employee director continues to be a non-employee director through the date of the change in control.

Maximum Annual Compensation Limit

The Director Compensation Policy includes a maximum annual limit of $1,000,000 in total cash and equity compensation awards that may be paid, issued, or granted to a non-employee director in the first year of such director's service and $750,000 in any subsequent fiscal year. For purposes of this limitation, the value of equity awards is based on the grant date fair value (determined in accordance with GAAP). Any cash compensation paid or equity awards granted to a person for their service as an employee, or for their service as a consultant (other than as a non-employee director), will not count for purposes of the limitation. Additionally, reimbursement or payment by the Company of a director's filing fees incurred under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (an "HSR Filing Fee") will not count for purposes of the limitation. The maximum limit does not reflect the intended size of any potential compensation or equity awards to our non-employee directors.

2025 Compensation

The following table provides information regarding compensation of our non-employee directors for their service as directors, for the fiscal year ended December 31, 2025. During 2025, Mr. Foroughi and Edward Oberwager, who served as a director until our 2025 annual meeting of stockholders, did not receive compensation for service as directors.

Name	Fees Paid or Earned in Cash ($)[1]	Stock Awards ($)[2][3]	All Other Compensation ($)	Total ($)
Craig Billings	165,000	299,894	—	464,894
Herald Chen	50,000	299,894	—	349,894
Margaret Georgiadis	83,889	299,894	—	383,783
Alyssa Harvey Dawson	69,444	299,894	—	369,338
Barbara Messing	69,444	299,894	—	369,338
Todd Morgenfeld	95,000	299,894	—	394,894
Eduardo Vivas	50,000	299,894	850,000[4]	1,199,894
Maynard Webb	50,962	799,771	—	850,733

1. Mses. Harvey Dawson and Messing and Mr. Webb elected to receive a portion of their cash retainers in the form of fully vested RSU awards, receiving 147, 147, and 57 RSUs, respectively. In accordance with SEC guidance, the cash retainer that each director elected to receive in RSUs is reported as though they had been paid in cash and such retainer had not been converted into RSUs.
2. Amounts shown do not reflect compensation actually received by the director, and there can be no assurance that these amounts will ever be realized by the director. Instead, the amount shown is the grant date fair value of the awards granted in fiscal 2025 computed in accordance with ASC Topic 718 — Compensation — Stock Compensation ("ASC Topic 718"), disregarding forfeiture assumptions. The grant date fair value of the RSU awards was calculated based on the closing price per share of our Class A common stock on the grant date. For Mr. Webb, his Initial Award in connection with his appointment to the Board in April 2025 had a grant date fair value of $499,877 and his Annual Award had a grant date fair value of $299,894. The amount shown for all other directors reflects the grant date fair value of their Annual Award.
3. As of December 31, 2025, Mr. Billings held 720 RSUs and a stock option covering 4,187 shares of our Class A common stock, Mr. Chen held 720 RSUs and a stock option covering 330,201 shares of our Class A common stock, Ms. Georgiadis held 720 RSUs, Ms. Harvey Dawson held 720 RSUs, Ms. Messing held 3,564 RSUs, Mr. Morgenfeld held 3,218 RSUs, Mr. Vivas held 720 RSUs and a stock option covering 15,537 shares of our Class A common stock, and Mr. Webb held 2,083 RSUs.
4. Amounts reflect the Company's payment of a required HSR Filing Fee incurred by Mr. Vivas, which payment was approved by the Board of Directors.

Ratification of Appointment of Independent Registered Public Accounting Firm

Our Audit Committee has appointed Deloitte & Touche LLP ("Deloitte"), an independent registered public accounting firm, to audit our consolidated financial statements for our fiscal year ending December 31, 2026. Deloitte has served as our independent registered public accounting firm since 2015 when they were first engaged to complete our fiscal year 2014 audit.

At the Annual Meeting, our stockholders are being asked to ratify the appointment of Deloitte as our independent registered public accounting firm for our fiscal year ending December 31, 2026. Our Audit Committee is submitting the appointment of Deloitte to our stockholders because we value our stockholders' views on our independent registered public accounting firm and as a matter of good corporate governance. The Audit Committee believes that the continued retention of Deloitte is in the best interests of the Company and its stockholders. In arriving at this conclusion, the Audit Committee believes that Deloitte's global reputation, deep technical expertise, and familiarity with complex international operations make them well-qualified to serve the Company and our stockholders. Notwithstanding the appointment of Deloitte, and even if our stockholders ratify the appointment, our Audit Committee, in its discretion, may appoint another independent registered public accounting firm at any time during our fiscal year if our Audit Committee believes that such a change would be in the best interests of our Company and our stockholders. If our stockholders do not ratify the appointment of Deloitte, our Board of Directors may reconsider the appointment. Representatives of Deloitte will be present at the Annual Meeting, have an opportunity to make a statement, and be available to respond to appropriate questions from our stockholders.

Fees Paid to the Independent Registered Public Accounting Firm

The following table presents fees for professional audit services and other services rendered to our Company by Deloitte for our fiscal years ended December 31, 2025 and 2024.

		($ in thousands)		
		2025		2024
Audit Fees[1]	$	4,078	$	4,995
Audit-Related Fees		—		—
Tax Fees[2]		730		1,228
All Other Fees		—		—
Total Fees	**$**	**4,808**	**$**	**6,223**

1. Audit Fees include fees related to professional services rendered in connection with the audit of our annual financial statements, the audit of internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, reviews of financial statements included in our Quarterly Reports on Form 10-Q, and for audit services provided in connection with other statutory and regulatory filings.
2. Tax Fees include fees related to services for U.S. federal, state, local, international, and other tax compliance, planning, advisory, and consultation services.

Auditor Independence

In our fiscal year ended December 31, 2025 there were no other professional services provided by Deloitte, other than those described above, that would have required our Audit Committee to consider their compatibility with maintaining the independence of Deloitte.

Audit Committee Policy on Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Our Audit Committee has established a policy governing our use of the services of our independent registered public accounting firm. Under this policy, our Audit Committee is required to pre-approve all audit services and permissible non-audit services performed by our independent registered public accounting firm in order to ensure that the provision of such services does not impair the public accountants' independence. All services provided by Deloitte for our fiscal years ended December 31, 2025 and 2024, which includes all fees for audit services, were pre-approved by our audit committee in accordance with the policy.

Vote Required

The ratification of the appointment of Deloitte as our independent registered public accounting firm for our fiscal year ending December 31, 2026 requires the affirmative vote of a majority of the voting power of the shares of our common stock present virtually or by proxy at the Annual Meeting and entitled to vote thereon. Abstentions will have the effect of a vote against this proposal, and broker non-votes will have no effect.

 **OUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.**

Audit Committee Report

The Audit Committee is a committee of the Board of Directors comprised solely of independent directors as required by Nasdaq corporate governance rules and SEC rules and regulations. The composition of the Audit Committee, the attributes of its members and the responsibilities of the Audit Committee, as reflected in its charter, are intended to be in accordance with applicable requirements for corporate Audit Committees. With respect to AppLovin's financial reporting process, AppLovin's management is responsible for establishing and maintaining internal controls and preparing AppLovin's financial statements. Deloitte, AppLovin's independent registered public accounting firm, is responsible for performing an independent audit of AppLovin's financial statements. It is the responsibility of the Audit Committee to oversee these activities. It is not the responsibility of the Audit Committee to prepare AppLovin's financial statements. These are the fundamental responsibilities of management. In the performance of its oversight function, the Audit Committee has:

- reviewed and discussed the audited financial statements with management;
- discussed with Deloitte the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC; and
- received the written disclosures and the letter from Deloitte required by applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed with Deloitte its independence.

Based on the Audit Committee's review and discussions with management and Deloitte, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2025 for filing with the SEC.

Respectfully submitted by the members of the Audit Committee of the Board of Directors for fiscal year 2025,

Todd Morgenfeld (Chair)
Craig Billings
Margaret Georgiadis
Alyssa Harvey Dawson
Maynard Webb

This report of the Audit Committee is required by the SEC and, in accordance with the SEC's rules, will not be deemed to be part of or incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate this information by reference and will not otherwise be deemed "soliciting material" or "filed" under either the Securities Act or the Exchange Act.

PROPOSAL NO. 3

Advisory Vote on the Compensation of Our Named Executive Officers

In accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") and SEC rules, we are providing our stockholders with the opportunity to vote to approve, on an advisory or non-binding basis, the compensation of our named executive officers as disclosed pursuant to Section 14A of the Exchange Act. This proposal, commonly known as a "Say-on-Pay" proposal, gives our stockholders the opportunity to express their views on our named executive officers' compensation as a whole. This vote is not intended to address any specific item of compensation or any specific named executive officer, but rather the overall compensation of all of our named executive officers and the philosophy, policies, and practices described in this proxy statement. In 2023, we held an advisory vote with respect to the frequency of Say-on-Pay votes, and after we reviewed the results of such vote, we have held a Say-on-Pay vote every three years. Our next Say-on-Pay vote would occur at our 2029 annual meeting of stockholders.

The Say-on-Pay vote is advisory, and therefore is not binding on us, our Compensation Committee, or our Board of Directors. The Say-on-Pay vote will, however, provide information to us regarding investor sentiment about our executive compensation philosophy, policies, and practices, which our Compensation Committee will be able to consider when determining executive compensation for the remainder of the current fiscal year and beyond. Our Board of Directors and our Compensation Committee value the opinions of our stockholders. We encourage our stockholders to read the disclosures set forth below in the Executive Compensation section of this proxy statement to review the correlation between compensation and performance, as well as the compensation actions taken in 2025.

We believe that the information provided in the section titled "Compensation Discussion and Analysis," and in particular the information discussed in the section titled "Compensation Discussion and Analysis—Compensation Philosophy," demonstrates that our executive compensation program was designed appropriately and is working to align management's interests with our stockholders' interests to support long-term value creation. Accordingly, we ask our stockholders to vote "For" the following resolution at the Annual Meeting:

"RESOLVED, that the stockholders approve, on an advisory basis, the compensation paid to our named executive officers, as disclosed in the proxy statement for the Annual Meeting pursuant to the compensation disclosure rules of the SEC, including the compensation discussion and analysis, compensation tables and narrative discussion and other related disclosure."

Vote Required

The approval, on an advisory basis, of the compensation of our named executive officers, requires the affirmative vote of a majority of the voting power of the shares of our common stock present virtually or by proxy at the Annual Meeting and entitled to vote thereon to be approved. Abstentions will have the effect of a vote against this proposal, and broker non-votes will have no effect.

As an advisory vote, the result of this proposal is non-binding. Although the vote is non-binding, our Board of Directors and our Compensation Committee value the opinions of our stockholders and will consider the outcome of the vote when making future compensation decisions for our named executive officers.

> **THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS.**



Executive Officers

The following table identifies certain information about our executive officers as of March 31, 2026. Our executive officers are appointed by, and serve at the discretion of, our Board of Directors. There are no family relationships among any of our directors or executive officers.

Name	Age	Position
Adam Foroughi	45	Chief Executive Officer and Co-Founder
Matthew Stumpf	42	Chief Financial Officer
Vasily Shikin	41	Chief Technology Officer
Victoria Valenzuela	52	Chief Administrative & Legal Officer and Corporate Secretary

For the biographies of Mr. Foroughi and Ms. Valenzuela, see the section titled "Director Nominees."



Matthew Stumpf. Mr. Stumpf has served as our Chief Financial Officer since January 2024 and prior to that served as our Vice President of Finance and FP&A from July 2022 through December 2023 and as our Senior Director, FP&A from February 2020 through June 2022. Prior to joining us, Mr. Stumpf worked at PricewaterhouseCoopers, an audit and assurance, consulting and tax services firm, from 2006 to 2020 in roles of increasing responsibility, including most recently as Transaction Services - Financial Due Diligence Director. He holds a B.A. in Business Management Economics from the University of California, Santa Cruz.



Vasily Shikin. Mr. Shikin has served as our Chief Technology Officer since January 2020 and prior to that served as our Vice President of Engineering since January 2012. Prior to joining us, from May 2008 to January 2012, he served as Senior Software Engineer at DeviceAnywhere, Inc., a cloud-based platform for testing and monitoring mobile websites and applications acquired by Keynote Systems, Inc. Mr. Shikin holds a Masters in Mathematics from Saint-Petersburg State University.

Compensation Discussion and Analysis

This compensation discussion and analysis includes a discussion of compensation for the following individuals who served as executive officers during the fiscal year ended December 31, 2025, who we refer to as our named executive officers ("NEOs"):

- Adam Foroughi, our CEO and Co-Founder;

- Matthew Stumpf, our Chief Financial Officer;

- Vasily Shikin, our Chief Technology Officer; and

- Victoria Valenzuela, our Chief Administrative & Legal Officer and Corporate Secretary.

In April 2026, we announced that Mr. Shikin would be transitioning to serve in a non-executive officer capacity as a Distinguished Engineer, effective July 1, 2026, and that Ms. Valenzuela would be retiring, effective August 1, 2026. Ms. Valenzuela is standing for election as a member of our Board of Directors at the Annual Meeting and will serve as a consultant to the Company until May 31, 2027.

Business Context

AppLovin is one of the world's leading advertising technology companies, helping advertisers across the world drive incremental revenue.

In 2025, we continued our rapid growth, driving another year of record revenue, profitability, and cash flows. We finished the year with $5.5 billion in revenue at exceptional margins and levels of cash flow, which we were able to use to invest in product development and talent, as well as our own business through $2.2 billion in share repurchases.

With the sale of our Apps business, we realigned our company to focus on our core advertising solutions. Our team shipped meaningful model enhancements to our Axon AI recommendation engine, driving better performance for both our advertisers and our business. We continued our initial expansion into onboarding web-based e-commerce advertisers and we remain steadfast in our mission to make profitable growth accessible to every business.

We continue to operate with a small, high-impact team, where growth comes from automation, efficiency, and product excellence rather than headcount. Our compensation decisions, which emphasize equity ownership and long-term value creation, reflect the importance of retaining our most critical talent and encouraging our team to continue to innovate for sustained future growth.

Compensation Philosophy

Because of our lean, highly efficient team, we must attract and retain top-tier leaders—people who thrive in a high-performance environment and can drive long-term value creation for our stockholders. Our compensation approach therefore rewards exceptional long-term outcomes and aligns our executive team with stockholder interests.

We emphasize equity: We believe this fosters an entrepreneurial mindset—one that prioritizes long-term value creation over short-term gains, aligning management with stockholders.

We pay for impact: Maximizing staffing efficiency allows us to provide a high-reward structure for those who deliver outsized impact. We believe the strategic leadership of our executive team is critical to our future growth, and our Compensation Committee regularly evaluates how best to incentivize and retain these key leaders.

We focus on stockholder alignment: Our Compensation Committee regularly evaluates aggregate compensation cost, executive pay, equity burn rate, and dilution. We review against peers and industry disruptors to design pay programs that provide substantial long-term value to stockholders while allowing us to attract, retain, and motivate the best talent.

Executive Compensation Policies and Practices

We endeavor to maintain compensation policies and practices that are consistent with sound governance standards. We believe it is important to provide competitive compensation packages and a high-quality work environment in order to hire, retain, and incentivize critical talent, particularly given the nature of the market in which we compete for key talent. We believe our executive compensation program being heavily weighted to equity-based compensation, rather than cash compensation, provides attractive and competitive compensation to our executives as well as aligns them with our stockholders. The following policies and practices were in effect during 2025:

- **Compensation Committee Driven Executive Compensation Program**. Our independent Compensation Committee drives program design, supported by the advice of their independent compensation consultant.

- **Peer Data Reviewed**. Our Compensation Committee annually assesses our executive compensation program relative to peer companies.

- **No Base Salary Increase**. We have maintained our base salary cap of $400,000 since before our initial public offering in 2021.

- **No Annual Cash Bonuses for Executive Officers**. We instead focus on equity as our primary compensation element and evaluate annual performance and impact of our NEOs as part of the decision-making process for equity awards.

- **No "Evergreen" Increases for 2026**. In October 2025, our Compensation Committee elected to forego the automatic annual increases to the shares reserved for issuance under our 2021 Plan and our 2021 Employee Stock Purchase Plan (the "ESPP") for 2026 given our low equity burn rate and sizable existing reserves.

- **Equity Ownership Guidelines**. Our Equity Ownership Guidelines further align the interests of our executive officers and non-employee directors with the interests of our stockholders by requiring executive officers and non-employee directors to accumulate and hold equity with a specified aggregate value. Each of our executive officers meaningfully exceeds the requirements of our Equity Ownership Guidelines. For more information, see the section titled "Board of Directors and Corporate Governance—Other Governance Information—Equity Ownership Guidelines."

- **No "Golden Parachute" Tax Reimbursements**. We do not provide any tax reimbursement payments (including "gross-ups") on any tax liability that our executive officers might owe as a result of the application of Sections 280G or 4999 of the Internal Revenue Code of 1986, as amended (the "Code").

- **Hedging and Pledging Restrictions**. Our Insider Trading Policy prohibits members of our Board of Directors and employees, including our executive officers, from hedging or pledging any Company securities; provided, that employees may pledge up to 10% of any Company securities as collateral for a loan with prior approval from a compliance officer in accordance with our Insider Trading Policy. For more information, see the section titled "Board of Directors and Corporate Governance—Other Governance Information—Insider Trading Policy."

- **Compensation Recovery Policy**. If we are required to prepare an accounting restatement due to our material noncompliance with financial reporting requirements, our Compensation Recovery Policy requires us to clawback from covered officers applicable incentive-based compensation received by them in excess of what they would have received had their incentive compensation been determined based on the restated amounts. For more information, see the section titled "Board of Directors and Corporate Governance—Other Governance Information—Compensation Recovery Policy."

Our Compensation-Setting Process

For 2025, our Board of Directors and Compensation Committee, in consultation with its independent compensation consultant, reviewed our executive compensation program and related policies and practices. In determining the compensation of our NEOs for 2025, our Compensation Committee considered the Company's overall strategic business plan and needs with respect to providing incentives for and achieving retention of the talent critical to meeting our strategic business plan, as well as a number of factors including, but not limited to:

- market data and analysis conducted by the Compensation Committee's independent compensation consultant, Semler Brossy, related to the Company's existing and proposed compensation program design as compared to compensation structures that include base salary, cash bonuses, equity, and other compensation;

- peer compensation data for each NEO role at the peer group companies described below;

- design recommendations made directly to the Compensation Committee by our independent compensation consultant with respect to our executive and director compensation programs;

- the retentive value, burn rate and stock-based compensation expense impact of our executive compensation programs and awards under such programs, as well as internal pay equity relative to the future impact of such awards on the Company's business, performance and equity value;

- input from our NEOs on past individual performance and expected future performance of our CEO and other NEOs, although our CEO abstains from discussions with the Compensation Committee and Board of Directors regarding his personal compensation;

- current salary levels and the vesting status of prior equity awards of each NEO and the value of existing vested and unvested equity holdings of each NEO, as well as the time since the last equity grant to each NEO and the criticality of each NEO to our future business success;

- in-year earnings from prior equity awards;

- feedback from our non-employee directors both on the Compensation Committee and our full Board of Directors, during executive sessions and other discussions held without our NEOs;

- the results of our most recent shareholder advisory vote on executive compensation (Say-on-Pay); and

- the Company's performance and current business context.

The Compensation Committee is responsible for reviewing and approving the compensation for our NEOs other than our CEO. In the case of our CEO, while the Compensation Committee evaluates the CEO's performance and recommends compensation decisions, final approval of CEO compensation rests with the full Board of Directors, excluding the CEO. This process ensures that compensation decisions for the CEO reflect the input and oversight of all independent members of the Board.

Use of Independent Compensation Consultant

The Compensation Committee has authority to appoint and retain a compensation consultant. The fees for services rendered by the compensation consultant are paid by the Company. For 2025 compensation decisions, our Compensation Committee engaged Semler Brossy as its independent compensation consultant to advise on executive compensation matters including: overall compensation program design, peer group development and updates, and collecting market data to inform our compensation programs for our executives and members of our Board of Directors. We develop our compensation programs after reviewing publicly available compensation data relevant to our business, industry and companies with whom we compete for talent. Semler Brossy advised the Compensation Committee on all of the principal aspects of executive and director compensation for 2025. Semler Brossy attends meetings of the Compensation Committee when requested to do so and reports directly to our Compensation Committee and not to management, although it meets with management for purposes of gathering information for its analyses and recommendations. In addition to attending meetings of the Compensation Committee, Semler Brossy also meets informally with Compensation Committee members upon request. Our Compensation Committee has assessed the independence of Semler Brossy consistent with Nasdaq corporate governance rules and has concluded that Semler Brossy is independent and that the Compensation Committee's engagement with Semler Brossy does not raise any conflict of interest.

Use of a Peer Group

The Compensation Committee approves a peer group of companies as a reference group to provide a broad perspective on competitive pay levels and practices. The peers are reviewed on an annual basis in light of our growth and changes in our industry. We undertake this review with the assistance and recommendations of the Compensation Committee's independent compensation consultant.

In February 2025, the Compensation Committee approved a peer group for use in making 2025 compensation decisions. Given our continued growth and the limited number of companies with similar business economics, the Compensation Committee's review focused on larger, more complex technology companies with an AI focus. As a result, the February 2025 peer group reflected a material change from the Company's previously approved peer group, including the removal of 13 companies with smaller market capitalization and business dynamics and the addition of nine new companies. The Compensation Committee used the following criteria in determining the appropriate peer companies:

- **Industry / Sector** – publicly-traded technology companies, with a focus on advertising technology companies and companies with an AI focus;
- **Revenue** – between 0.25x and 4.00x that of AppLovin;
- **Market Capitalization** – between 0.33x and 3.00x that of AppLovin; and
- **Talent Competitors** – technology companies with whom we compete for talent.

Adobe Inc.	**Oracle Corporation**	**Shopify Inc.**
Cadence Design Systems, Inc.	**Palantir Technologies Inc.**	**Synopsys, Inc.**
CrowdStrike Holdings, Inc.	**Palo Alto Networks, Inc.**	**The Trade Desk, Inc.**
Datadog, Inc.	**Salesforce, Inc.**	
Intuit Inc.	**ServiceNow, Inc.**	

The Compensation Committee considers competitive compensation data from an annual total compensation study of peer executives at the selected peer companies to inform its decisions about overall compensation opportunities and specific compensation elements. That said, our compensation decisions are not benchmarked to peer companies but are made holistically based on the consideration of many factors, including, but not limited to, individual and Company performance, market data, internal pay equity, experience, and strategic needs.

Compensation Decisions

The Compensation Committee made the following key decisions about NEO compensation in 2025.

- Maintain consistent base salary levels across all NEO roles with no increase; see "Elements of Executive Pay and 2025 Compensation—Base Salary" below.
- Provide one-year, time-vested RSU awards in equal amounts to all executive officers, as set forth under "Elements of Executive Pay and 2025 Compensation—Equity Compensation" below and in the compensation table titled "Grants of Plan-Based Awards in 2025."
- Continue to deliver all variable pay in the form of equity compensation (i.e., no annual cash bonus program) to align NEO interests with those of our stockholders.

The Compensation Committee approved RSU award amounts for non-CEO NEOs and recommended the RSU award amount for our CEO to the Board of Directors for approval.

The Compensation Committee reviewed external analyses and held several in-depth discussions to align on compensation structures that will continue to support and reward the significant impact of our executive officers and while aligning their incentives with those of our stockholders to promote long-term growth.

These discussions were conducted by the Compensation Committee in executive session, with its independent compensation consultant, and (except in regard to CEO pay) with the CEO. No other members of management were present. The Compensation Committee considered the various factors set forth above in "Our Compensation-Setting Process."

The Compensation Committee and Board of Directors believe their 2025 compensation decisions were appropriate in light of outstanding 2025 Company and NEO performance and the returns delivered to stockholders.

Elements of Executive Pay and 2025 Compensation

Our executive compensation program for 2025 consisted of the following principal compensation elements:

- base salary; and
- long-term incentive compensation in the form of equity incentives.

We are committed to providing appropriate cash and equity incentives to compensate our NEOs in a manner that our Board of Directors and Compensation Committee determine is reasonable and appropriate to hire, incentivize, and retain key talent. We do not utilize an annual cash bonus program for executive officers and instead, our Compensation Committee evaluates annual performance and the impact of our NEOs in determining the size of annual equity awards.

Base Salary

Base salary is a customary, fixed element of compensation intended to retain our NEOs and compensate them for their day-to-day efforts. Base salaries are reviewed periodically, including at the time of a promotion or other change in responsibilities. We believe equity compensation is a more important motivator to our senior executives and therefore the base salaries are generally consistent and capped at $400,000. By limiting base salary amounts, a higher portion of executive pay takes the form of equity awards, aligning executive and stockholder interests.

The following table sets forth the 2025 base salary for each of our NEOs, which were unchanged from 2024:

Name	2025 Base Salary ($)
Adam Foroughi	400,000
Matthew Stumpf	400,000
Vasily Shikin	400,000
Victoria Valenzuela	400,000

Equity Compensation

Annual Equity Grants

Consistent with our compensation objectives, we believe that equity awards align the interests of our executive team and our stockholders, allow us to attract and motivate critical talent in a competitive hiring market, and foster an entrepreneurial culture that drives efficiency. In 2025, our Compensation Committee, together with its independent compensation consultant, engaged in a market review of the total compensation of our named executive officers to consider annual equity awards for our NEOs, taking into account existing vested and unvested equity as well as the fact that we do not have an executive cash bonus program.

In October 2025, the Company issued equally-sized RSU awards, vesting over one year, to each of Messrs. Foroughi, Stumpf, and Shikin and Ms. Valenzuela. This approach created parity amongst the NEOs, given their meaningful existing equity ownership and the wealth creation for Messrs. Foroughi and Shikin, and to a lesser extent, Mr. Stumpf, from the performance-based RSUs ("PSUs") granted in 2023, which were fully earned in 2024. The award size placed total compensation for Messrs. Foroughi, Shikin, and Stumpf below median peer values. For Ms. Valenzuela, the award size placed her total compensation slightly above the 75th percentile of peer values for Chief Legal Officers, which the Compensation Committee deemed appropriate in light of the expansion of her responsibilities in July 2025 to cover both the legal and people organizations.

We intend to grant annual equity awards in the fall of the year prior to the service year the grant is intended to cover, vesting over four quarterly dates in the subsequent year. These grants are designed to be competitive with comparable roles in the technology sector and reflective of company and individual performance, leadership contribution, and criticality of the role in our Company. We believe this annual grant cycle is appropriate, especially given we do not have an annual cash bonus plan for executive officers, and that rewarding contributions and participation in the form of future awards motivates our leaders to be self-starters and think like Company owners.

We further determined that RSU grants vesting over one year, rather than larger grants intended to vest over multiple years, were appropriate considering the historical volatility of the market price of our Class A common stock because this structure provides us with greater likelihood of delivering the intended value during the period after grant. We believe this structure also promotes our pay for impact compensation philosophy, allowing us to compensate our executives for current performance more consistently than would be possible with multi-year vesting schedules that provide a fixed level of equity subject only to continuous service.

Benefits

The Company's philosophy is to provide minimal perquisites to our executives. In 2025, the Company continued its historical practice of paying required HSR Filing Fees on behalf of our directors and officers, following approval by the Board or Compensation Committee, where such filings were required due to their existing equity holdings and the vesting of new compensatory awards. In 2025, the Company also paid for comprehensive executive health evaluations covering a variety of advanced screenings and health assessments for Mr. Stumpf and Ms. Valenzuela, which was intended to encourage our executives to engage knowledgeable experts to assist with their health and well-being. The Compensation Committee believes that these perquisites are reasonable and consistent with the Company's overall compensation program.

Our named executive officers are eligible to participate in the same benefits programs offered to all employees. We maintain a tax-qualified 401(k) retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax-advantaged basis, subject to limitations established by the tax laws. The Company matches 100% of the first 1% of employee contributions and up to 50% on the next 5% of employee contributions, up to a maximum of 3.5% of the employee's annual income. Our Company match is fully vested as of each contribution date. The 401(k) plan is intended to be qualified under Code Section 401(a) with the 401(k) plan's related trust intended to be tax exempt under Code Section 501(a). As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan. Our named executive officers are permitted to participate in the same health and welfare plans as other U.S. employees, including medical, dental, and vision plans, as well as our ESPP.

Other Compensation Information

Accounting Considerations

We take financial reporting implications into consideration in designing compensation plans and arrangements for the members of our executive team, other employees, and members of our Board of Directors. These accounting considerations include the recognition of stock-based compensation expense under ASC Topic 718, which governs the accounting treatment of stock-based compensation awards. Part of our Compensation Committee and Board's analysis of equity compensation awards is the aggregate financial accounting expense and timing of when that expense would be recognized, both on a stand-alone basis and in connection with other stock-based compensation.

Tax Considerations

We do not provide any of our named executive officers with a gross-up or other reimbursement for tax amounts the individual might pay pursuant to Code Sections 280G, 4999, or 409A. Code Sections 280G and 4999 provide that named executive officers, directors who hold significant stockholder interests, and certain other service providers could be subject to significant additional taxes if they receive payments or benefits in connection with a change in control of our Company that exceeds certain limits, and that we or our successor could lose a deduction on the amounts subject to the additional tax. Code Section 409A also imposes significant taxes on the individual in the event that an executive officer, director, or other service provider receives "deferred compensation" that does not meet the requirements of Code Section 409A.

Under Code Section 162(m), the deductibility of executive compensation is limited to $1 million per year for the CEO and certain of our current and former highly compensated executive officers. While we cannot predict how the deductibility limit may impact our compensation program in future years, we intend to maintain an approach to executive compensation that strongly links pay to performance. In addition, although we have not adopted a policy regarding tax deductibility of compensation paid to our NEOs, the Board of Directors may consider tax deductibility under Code Section 162(m) as a factor in its compensation decisions.

Disclosure of Option Award Policies and Practices

We have not granted stock options or other similar types of awards as part of our equity compensation programs for our employees since our initial public offering. Under our Director Compensation Policy, the type of equity award to be granted to a non-employee director for such director's Initial Award, Annual Award, or in lieu of cash compensation to be paid for board service will be elected in advance at the discretion of the non-employee director and may consist entirely of RSUs or non-qualified stock options. We require such elections to be made during an open trading window under our Insider Trading Policy and at a time when such non-employee director does not possess material nonpublic information about us. Such awards are granted automatically on the first trading date on or after an individual becomes a non-employee director or on the date of our annual meeting in accordance with our Director Compensation Policy. Because these grants are automatic, our Board of Directors and Compensation Committee do not take material nonpublic information into account when determining the timing of such awards. These grants apply to non-employee directors only and do not relate to executive compensation. RSUs, PSUs, or other types of equity awards that we grant to directors, officers, and employees do not include an exercise price.

Employment Arrangements

We have entered into employment letters with each of our executive officers. Each of these arrangements was approved by the Compensation Committee or our Board of Directors.

In filling each of our executive positions, our Board of Directors or the Compensation Committee, as applicable, recognized that we would need to develop competitive compensation packages to attract qualified nominees in a dynamic labor market. At the same time, our Board of Directors and the Compensation Committee were sensitive to the need to integrate new executive officers into the executive compensation structure, balancing both competitive and internal equity considerations.

Each of our employment arrangements provides for "at will" employment (meaning that either we or the executive officer may terminate the employment relationship at any time with or without cause) and sets forth the initial compensation arrangements for the executive officer, including an initial base salary, participation in our employee benefit programs, an equity award recommendation, and, in some cases, sign-on bonuses and reimbursement or payment of relocation expenses. These employment arrangements also prohibit the executive officer from engaging directly or indirectly in competition with us during their employment or disclosing our confidential information or business practices.

Our NEOs have also entered into change in control and severance agreements with the Company. These post-employment compensation terms are discussed in "Post-Employment Compensation" below.

Post-Employment Compensation

Each of our NEOs participates in our Executive Change in Control and Severance Plan (the "Executive Severance Plan"), which provides these individuals with certain protection in the event of their termination of employment under specified circumstances, including following a change in control of the Company. Our Executive Severance Plan was developed with input from our independent compensation consultant at the time, Radford (Aon plc), regarding severance practices at comparable companies. The Executive Severance Plan is designed to attract, retain, and reward senior level employees. The Executive Severance Plan generally is in lieu of any other severance payments and benefits to which such key employee may have been entitled to prior to signing their participation agreement.

The payments and benefits provided under our Executive Severance Plan are described in the section titled "Potential Payments on Termination or Change of Control." Ms. Valenzuela will not receive any severance benefits under the Executive Severance Plan in connection with her retirement; however, in connection with her consulting services, Ms. Valenzuela has entered into a consulting arrangement with the Company pursuant to which she will consult through May 31, 2027 and receive cash compensation of $150,000.

We believe that these protections were necessary to induce these individuals to accept a demanding position with the Company and help retain them. These arrangements provide reasonable compensation to an executive officer if they leave our employ under certain circumstances to facilitate transition to new employment. Further, in some instances, we seek to mitigate any potential employer liability and avoid future disputes or litigation by requiring a departing executive officer to sign a separation and release agreement as a condition to receiving post-employment compensation payments or benefits. We also believe that these arrangements help maintain our executive officers continued focus and dedication to their assigned duties to maximize stockholder value if there is a potential transaction that could involve a change in control of the Company. The terms and conditions were approved by our Board of Directors after an analysis of competitive market data provided by our independent compensation consultant.

Compensation Risk Assessment

We have undertaken a risk review of our employee compensation plans and arrangements in which our employees (including our executive officers) participate, to determine whether these plans and arrangements have any features that might create undue risks or encourage unnecessary and excessive risk-taking that could threaten stockholder value. In our review, we considered numerous factors and design elements that manage and mitigate risk, and based on our review, we concluded that any potential risks arising from our employee compensation programs, including our executive programs, are not reasonably likely to have a material adverse effect on the Company.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis provided above. Based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and the Company's Annual Report on Form 10-K for our fiscal year ended December 31, 2025.

Respectfully submitted by the members of the Compensation Committee of the Board of Directors for fiscal year 2025,

Craig Billings (Chair)
Barbara Messing
Todd Morgenfeld

Executive Compensation Tables

Summary Compensation Table for Fiscal Year 2025

The amounts below represent the compensation awarded to, earned by, or paid to our named executive officers for the years shown.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)[1]	All Other Compensation ($)	Total ($)
Adam Foroughi Chief Executive Officer	2025	400,000	12,558,866	10,135[2]	12,969,001
	2024	400,000	10,788,454	13,644	11,202,098
	2023	400,000	82,949,922	11,756	83,361,678
Matthew Stumpf Chief Financial Officer	2025	400,000	12,558,866	27,324[3]	12,986,191
	2024	400,000	6,983,237	15,184	7,398,421
Vasily Shikin Chief Technology Officer	2025	400,000	12,558,866	437,075[4]	13,395,941
	2024	400,000	5,394,147	120,675	5,914,822
	2023	400,000	67,034,758	13,620	67,448,378
Victoria Valenzuela Chief Administrative & Legal Officer and Corporate Secretary	2025	400,000	12,558,866	57,000[5]	13,015,866
	2024	400,000	5,528,332	15,675	5,944,007
	2023	400,000	10,935,554	13,620	11,349,174

1. Amounts shown do not reflect compensation actually received, and there can be no assurance that these amounts will ever be realized. Instead, the amount shown is the grant date fair value of the awards granted in each year computed in accordance with ASC Topic 718, disregarding forfeiture assumptions. The grant date fair value of the RSU awards was calculated based on the closing price per share of our Class A common stock on the date of grant. The grant date fair value of PSU awards with market conditions that were granted to Messrs. Foroughi, Shikin, and Stumpf in 2023 was determined using the Monte Carlo simulation pricing model. This requires the input of assumptions, including the expected stock volatility, the risk-free interest rate, the expected dividend yield, and the discount for post-vesting restrictions, as applicable. Information regarding the assumptions used to estimate the fair value of such PSU awards is set forth in Note 11 to our consolidated financial statements included in our Annual Report on Form 10-K for our fiscal year ended December 31, 2023.
2. The reported amount of all other compensation for Mr. Foroughi consists of amounts in connection with 401(k) Company matching.
3. The reported amount of all other compensation for Mr. Stumpf consists of two components: (i) $15,000 in connection with a comprehensive health evaluation and (ii) $12,324 in connection with 401(k) Company matching.
4. The reported amount of all other compensation for Mr. Shikin consists of two components: (i) $425,000 attributable to the Company's payment of a required HSR Filing Fee incurred by Mr. Shikin, which payment was approved by the Compensation Committee, and (ii) $12,075 in connection with 401(k) Company matching.
5. The reported amount of all other compensation for Ms. Valenzuela consists of three components: (i) $30,000 attributable to the Company's payment of a required HSR Filing Fee incurred by Ms. Valenzuela, which payment was approved by the Compensation Committee, (ii) $15,000 in connection with a comprehensive health evaluation, and (iii) $12,000 in connection with 401(k) Company matching.

Grants of Plan-Based Awards in 2025

The following table sets forth information relating to plan-based awards that were granted to our named executive officers during the year ended December 31, 2025.

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units[1] (#)	Grant Date Fair Value of Stock and Option Awards[2] ($)
Adam Foroughi	10/30/2025	20,236	12,558,866
Matthew Stumpf	10/30/2025	20,236	12,558,866
Vasily Shikin	10/30/2025	20,236	12,558,866
Victoria Valenzuela	10/30/2025	20,236	12,558,866

1. The amounts shown reflect RSUs granted to the NEOs under the 2021 Plan. Subject to the NEO's continued role as a service provider to us, 1/4th of the total RSUs vested on February 20, 2026 and 1/4th of the total RSUs shall vest quarterly thereafter.
2. Amounts reported represent the grant date fair value of RSUs calculated in accordance with ASC Topic 718. The grant date fair value of RSU awards was calculated based on the closing price per share of our Class A common stock on the date of grant.

Outstanding Equity Awards at 2025 Year-End

The following table sets forth information relating to outstanding equity awards held by our named executive officers as of December 31, 2025.

		Option Awards				Stock Awards	
Name	Grant Date	Number of Shares Underlying Unexercised Options (#) Exercisable	Number of Shares Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)[1]	Option Expiration Date	Number of Shares or Units of Stock that have not vested (#)	Market value of Shares or Units of Stock that have not vested ($)[2]
Adam Foroughi	10/30/2025	—	—	—	—	20,236[3]	13,635,422
Matthew Stumpf	08/17/2022	—	—	—	—	1,437[4]	968,279
	10/30/2025	—	—	—	—	20,236[3]	13,635,422
Vasily Shikin	12/16/2019	560,400[5]	—	5.05	12/15/2029	—	—
	10/30/2025	—	—	—	—	20,236[3]	13,635,422
Victoria Valenzuela	10/30/2025	—	—	—	—	20,236[3]	13,635,422

1. This column represents the option exercise price per share of our Class A common stock on the grant date, as determined by our Board of Directors.
2. The closing price of our Class A common stock on December 31, 2025 was $673.82.
3. These shares are subject to an RSU for which the vesting conditions are satisfied, subject to the NEO's continued role as a service provider to us, as to 1/4th of the total shares on February 20, 2026 with 1/4th of the total shares vesting quarterly thereafter.
4. These shares are subject to an RSU for which the vesting conditions are satisfied, subject to Mr. Stumpf's continued role as a service provider to us, as to 1/16th of the total shares on August 20, 2022 with 1/16th of the total shares vesting quarterly thereafter.
5. This option is fully vested.

Option Exercises and Stock Vested in 2025

The following table shows the stock awards vested, and value realized upon vesting, by our named executive officers during fiscal 2025.

	Stock Awards	
Name	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting[1] ($)**
Adam Foroughi	67,805	29,601,301
Matthew Stumpf	56,058	24,473,042
Vasily Shikin	158,902	69,371,240
Victoria Valenzuela	57,207	24,974,670

1. Values are based on the market price of our Class A common stock on the vesting date, multiplied by the number of shares vested.

Potential Payments on Termination or Change in Control

Change in Control and Severance Agreements

In March 2021, our Board of Directors adopted our Executive Severance Plan pursuant to which our executive officers and certain other key employees are eligible to receive severance benefits, as specified in and subject to the employee signing a participation agreement under our Executive Severance Plan. This Executive Severance Plan was developed with input from our independent compensation consultant at the time, Radford (Aon plc), regarding severance practices at comparable companies. The Executive Severance Plan is designed to attract, retain, and reward senior level employees. The Executive Severance Plan generally is in lieu of any other severance payments and benefits to which such key employee was entitled prior to signing the participation agreement, except as specifically provided under that employee's participation agreement under the Executive Severance Plan.

Our Board of Directors has designated each of our executive officers as a participant under our Executive Severance Plan eligible for the rights to the applicable payments and benefits described below.

In the event of a "termination" of the employment of a named executive officer by us for a reason other than "cause" or the named executive officer's death or "disability" (as such terms are defined in our Executive Severance Plan), that occurs outside the change in control period (as described below), the named executive officer will be entitled to the following payments and benefits:

- a lump sum payment equal to 12 months of the named executive officer's annual base salary, or 18 months in the case of Mr. Foroughi; and

- reimbursement, or taxable lump sum payment in lieu of reimbursement, equal to the premium cost of continued health coverage under the Consolidated Omnibus Reconciliation Act of 1985 as amended ("COBRA") for a period of 12 months, or 18 months in the case of Mr. Foroughi.

In the event of a "termination" of the employment by us for a reason other than "cause" or the named executive officer's death or "disability" or by the named executive officer for "good reason" (as such terms are defined in our Executive Severance Plan), in either case, occurring within a period beginning 3 months prior to and ending 12 months following a "change in control" (as defined in our Executive Severance Plan) (such period, the change in control period), the named executive officer will be entitled to the following payments and benefits:

- a lump sum payment equal to 18 months of the named executive officer's annual base salary, or 24 months in the case of Mr. Foroughi;

- reimbursement, or taxable lump sum payment in lieu of reimbursement, equal to the premium cost of continued health coverage under COBRA for a period of 18 months, 24 months in the case of Mr. Foroughi; and

- 100% accelerated vesting of all outstanding equity awards, and, with respect to equity awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels for the relevant performance period(s).

The receipt of the payments and benefits provided for under the Executive Severance Plan described above is conditioned on the named executive officer signing and not revoking a separation and release of claims agreement and such release becoming effective and irrevocable no later than the 60th day following the named executive officer's involuntary termination of employment, as well as compliance with certain non-disparagement provisions and continued compliance with any confidentiality, proprietary information, and inventions agreement applicable to the named executive officer.

If any of the payments or benefits provided for under the Executive Severance Plan or otherwise payable to a named executive officer would constitute "parachute payments" within the meaning of Section 280G of the Code and could be subject to the related excise tax, the named executive officer will receive either full payment of such payments and benefits or such lesser amount that would result in no portion of the payments and benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to them. Except as discussed above, the Executive Severance Plan does not require us to provide any tax gross-up payments to the named executive officers.

Amount of Payments Upon Termination at 2025 Year-End

The following tables sets forth the potential payments that would have been provided to each of our named executive officers under each of the circumstances specified below if his or her employment with us was terminated for a reason other than "cause" or due to death or "disability" (as each is defined in the Executive Severance Plan) during fiscal year 2025. Neither Mr. Shikin nor Ms. Valenzuela will receive the benefits set forth below in connection with their transitions from their executive officer positions. For a discussion of Ms. Valenzuela's post-employment consulting arrangement, see the section titled "Compensation Discussion and Analysis—Post-Employment Compensation."

| Name | Termination Outside of Change in Control Period ($) | | | |
	Annual Base Salary[1]	COBRA Premiums[2]	Acceleration of Vesting of Equity Awards	Total
Adam Foroughi	600,000	59,020	—	659,020
Matthew Stumpf	400,000	40,125	—	440,125
Vasily Shikin	400,000	30,202	—	430,202
Victoria Valenzuela	400,000	39,347	—	439,347

1. Based on a lump sum payment equal to 12 months of the named executive officer's annual base salary, or 18 months in the case of Mr. Foroughi.
2. Based on a reimbursement, or taxable lump sum payment in lieu of reimbursement, equal to the premium cost of continued health coverage under COBRA for a period of 12 months, or 18 months in the case of Mr. Foroughi. Amounts in the table are based on estimated premium cost of continued health coverage under COBRA for the 12 or 18 months beginning January 2026.

| Name | Termination within Change in Control Period ($) | | | |
	Annual Base Salary[1]	COBRA Premiums[2]	Acceleration of Vesting of Equity Awards[3]	Total
Adam Foroughi	800,000	78,694	13,635,422	14,514,115
Matthew Stumpf	600,000	60,188	14,603,701	15,263,888
Vasily Shikin	600,000	45,304	13,635,422	14,280,725
Victoria Valenzuela	600,000	59,020	13,635,422	14,294,442

1. Based on a lump sum payment equal to 18 months of the named executive officer's annual base salary, or 24 months in the case of Mr. Foroughi.
2. Based on a reimbursement, or taxable lump sum payment in lieu of reimbursement, equal to the premium cost of continued health coverage under COBRA for a period of 18 months, 24 months in the case of Mr. Foroughi. Amounts in the table are based on estimated premium cost of continued health coverage under COBRA for the 18 or 24 months beginning January 2026.
3. Based on 100% accelerated vesting of all outstanding equity awards.

Pay Versus Performance

Under rules adopted pursuant to the Dodd-Frank Act ("PvP Rules"), we are required to disclose certain information about the relationship between the "compensation actually paid" to our named executive officers and certain measures of the Company's performance. The material that follows is provided in compliance with the PvP Rules. Because equity is a primary component of our executive compensation program, the "compensation actually paid" as set forth below is heavily influenced by changes in our stock price throughout the year. For example, the "compensation actually paid" in each of 2023 and 2024 was impacted by certain grants of PSUs in 2023 that fully vested based on stock price appreciation achieved during 2023 and 2024. We did not grant additional PSUs to our executive officers in 2024 or 2025. Additional information regarding our compensation philosophy, the structure of our compensation program, and compensation decisions made this year is described above in the section titled "Compensation Discussion and Analysis".

In 2025, we did not use any financial performance measures to link "compensation actually paid" to the Company's performance in a manner that can act as a "Company-Selected Measure" under the relevant PvP Rules. As such, we do not have a "Company-Selected Measure." We therefore do not provide a tabular list of such performance measures.

The following table provides information regarding "compensation actually paid" to our principal executive officer ("PEO"), and other named executive officers ("non-PEO NEOs") for each year from 2021 to 2025, compared to our total shareholder return ("TSR") and an index of peer companies from April 15, 2021 through the end of each such year and our net income for each such year. April 15, 2021 is the first day our Class A common stock began trading on the Nasdaq Global Select Market.

| | | | | | Value of Initial Fixed $100 Investment Based On: | | |
Year (a)	Summary Compensation Table Total for PEO (b)[1][2]	Compensation Actually Paid to PEO (c)[1][3]	Average Summary Compensation Table Total for Non-PEO NEOs (d)[1][2]	Average Compensation Actually Paid to Non-PEO NEOs (d)[1][3]	Total Shareholder Return (f)[4]	S&P 500 Information Technology Index Total Shareholder Return (g)[5]	Net Income ($M) (h)[6]
2025	$ 12,969,001	$ 21,689,564	$ 13,132,666	$ 24,604,570	$ 1,033.47	$ 234.47	$ 3,334
2024	$ 11,202,098	$ 385,953,293	$ 4,924,980	$ 124,761,691	$ 496.67	$ 189.02	$ 1,580
2023	$ 83,361,678	$ 286,889,079	$ 22,760,940	$ 79,920,602	$ 61.12	$ 138.37	$ 357
2022	$ 104,355	$ 104,355	$ 411,799	$ (74,612,715)	$ 16.15	$ 87.66	$ (193)
2021	$ 104,346	$ 104,346	$ 14,359,442	$ 46,809,649	$ 144.57	$ 122.08	$ 35

1. NEOs included in these columns reflect the following individuals:

Year	PEO	Non-PEO NEOs
2025	Adam Foroughi	Matthew Stumpf, Vasily Shikin, Victoria Valenzuela
2024	Adam Foroughi	Matthew Stumpf, Katie Jansen, Vasily Shikin, Victoria Valenzuela
2023	Adam Foroughi	Herald Chen, Katie Jansen, Vasily Shikin, Victoria Valenzuela
2022	Adam Foroughi	Herald Chen, Katie Jansen, Vasily Shikin, Victoria Valenzuela
2021	Adam Foroughi	Herald Chen, Katie Jansen, Vasily Shikin, Victoria Valenzuela

2. This figure is the total compensation paid to our PEO and non-PEOs, as applicable, in each listed year as shown in our Summary Compensation Table for such listed year.
3. This figure is the "compensation actually paid" for our PEO and non-PEO NEOs in each listed year. "Compensation actually paid" does not mean that our PEO and non-PEO NEOs were actually paid those amounts in the listed year or will ever be paid these amounts, but this is a

dollar amount derived by starting with the Summary Compensation Table total compensation and then applying certain adjustments pursuant to the PvP Rules. To calculate "compensation actually paid" for 2025, the following amounts were deducted from and added to the total compensation number shown in the Summary Compensation Table:

	2025	
	PEO ($)	Average For Non-PEO NEOs ($)
Summary Compensation Table Total	$ 12,969,001	$ 13,132,666
Subtract Grant Date Fair Value of Option Awards and Stock Awards Granted in Fiscal Year[a]	$ 12,558,866	$ 12,558,866
Add Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year[a]	$ 13,635,422	$ 13,635,422
Adjust for Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years[a]	$ —	$ 167,645
Adjust for Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year[a]	$ 7,644,008	$ 10,227,704
Compensation Actually Paid	$ 21,689,564	$ 24,604,570

a. For purposes of the above adjustments, the fair value of equity awards on the applicable date were determined in accordance with FASB ASC Topic 718, using valuation methodologies that are generally consistent with those used to determine the grant-date fair value for accounting purposes.

4. TSR is calculated by assuming that a $100 investment was made based on the closing stock price on the Company's initial public offering date of April 15, 2021 (the "IPO Date") and reinvesting all dividends until the last day of each reported fiscal year.

5. The peer group used is the S&P 500 Information Technology Index, as used in our stock performance graph in our Annual Report on Form 10-K. TSR is calculated by assuming that a $100 investment was made based on the closing stock price on the IPO Date and reinvesting all dividends until the last day of each reported fiscal year.

6. The dollar amounts represent the Company's net income as reported in our audited financial statements for the applicable year.

Description of Relationships Between "Compensation Actually Paid" and Performance

The following graphs illustrate the relationship during 2021 to 2025 of the "compensation actually paid" to our PEO and the average "compensation actually paid" to our non-PEO NEOs to the TSR of our company, the TSR of S&P 500 Information Technology Index, and our net income calculated under GAAP.

"Compensation Actually Paid" Versus AppLovin TSR Versus Peer Group TSR



"Compensation Actually Paid" Versus Net Income



CEO Pay Ratio

Under rules adopted pursuant to the Dodd-Frank Act, we are required to calculate and disclose the annual total compensation paid to our median paid employee, as well as the ratio of the annual total compensation paid to our CEO as compared to the median employee. The paragraphs that follow describe our methodology and the resulting CEO pay ratio.

Measurement Date and Population Considered

We identified the median employee using our employee population on December 31, 2025. As of December 31, 2025, we had a total of 898 employees, comprised of 876 full-time and 22 part-time/intern employees, located in 15 countries.

Consistently Applied Compensation Measure

Under the applicable rules, we were required to identify the median employee by use of a "consistently applied compensation measure." We chose a consistently applied compensation measure that closely approximates the annual total direct compensation of our employees. Specifically, we identified the median employee by looking at annual base pay only. We converted earnings paid in local currency to U.S. dollars by applying the exchange rate applicable on December 31, 2025. We have annualized the compensation paid to partial-year employees and employees on an unpaid leave of absence, as permitted by applicable SEC regulations. In addition, we did not utilize any cost-of-living adjustment as permitted by applicable SEC regulations.

Pay Ratio

Once the median employee was identified, we calculated the median employee's annual total compensation in accordance with the requirements of paragraph (c)(2)(x) of Regulation S-K Item 402. Our median employee's annual total compensation was $133,808. Our CEO's annual total compensation as reported in the Summary Compensation Table was $12,969,001. Therefore, our CEO to median employee pay ratio is 97:1.

This information is being provided for compliance purposes. Neither the Compensation Committee nor management of the Company used the pay ratio measure in making compensation decisions.

Equity Compensation Plan Information

The following table summarizes our equity compensation plan information as of December 31, 2025. Information is included for equity compensation plans approved by our stockholders. We do not have any equity compensation plans not approved by our stockholders.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Equity compensation plans approved by security holders[1]	2,534,802	6.10[2]	108,497,897[3]

1. Includes the 2011 Plan, the 2021 Plan, the ESPP and the 2021 Partner Studio Incentive Plan ("2021 Partner Plan"). The 2011 Plan was terminated for purposes of new grants effective April 2021.
2. RSUs, which do not have an exercise price, are excluded in the calculation of weighted-average exercise price.
3. As of December 31, 2025, an aggregate of 108,497,897 shares of our Class A common stock were available for issuance under the 2021 Plan, the 2021 Partner Plan, and the ESPP. The 2021 Plan provides that on the first day of each year beginning on January 1, 2022, the number of shares of our Class A common stock available for issuance thereunder is automatically increased by a number equal to the least of (i) 39,000,000 shares, (ii) 5% of the outstanding shares of all classes of our common stock as of the last day of our immediately preceding fiscal year, or (iii) such other amount as our Board of Directors may determine. The ESPP provides that on the first day of each year beginning January 1, 2022, the number of shares of our Class A common stock available for issuance thereunder is automatically increased by a number equal to the least of (i) 7,800,000 shares, (ii) 1% of the outstanding shares of all classes of our common stock as of the last day of our immediately preceding fiscal year, or (iii) such other amount as our Board of Directors may determine. We did not utilize these automatic increases to the 2021 Plan or the ESPP for 2026. For additional information, see the section titled "Compensation Discussion and Analysis—Executive Compensation Policies and Practices."

Amendment to Amended and Restated Certificate of Incorporation to Provide for Officer Exculpation as Permitted by Delaware Law

Proposed Amendment

In 2022, the State of Delaware, where AppLovin is incorporated, amended Section 102(b)(7) of the Delaware General Corporation Law to permit Delaware corporations to exculpate certain of their officers, enabling companies to eliminate the monetary liability of these officers in limited circumstances, similar to the protection already afforded to directors under Delaware law and our amended and restated certificate of incorporation (our "Certificate of Incorporation"). At the Annual Meeting, we are seeking stockholder approval of an amendment to Article IX of our Certificate of Incorporation to extend exculpation to AppLovin's officers to the fullest extent permitted by Delaware law (the "Proposed Amendment"). Delaware law presently exculpates officers from monetary liability in connection with direct claims brought by stockholders, including class actions, but does not eliminate or limit the liability of officers with respect to:

- claims brought by or in the right of AppLovin (i.e., derivative actions);

- any breach of the officer's duty of loyalty to AppLovin or its stockholders;

- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; or

- any transaction from which the officer derived an improper personal benefit.

Under amended Section 102(b)(7), the only officers who would benefit from the exculpation provided by the Proposed Amendment are (i) our president, chief executive officer, chief operating officer, chief financial officer, chief legal officer, controller, treasurer, or chief accounting officer, (ii) "named executive officers" identified in our SEC filings, and (iii) other individuals who have agreed to be identified as our officers.

Reasons for the Proposed Amendment

Our Nominating and Corporate Governance Committee and Board as a whole regularly review corporate governance best practices, including changes in applicable law, to assess AppLovin's governance framework and whether changes may benefit the company and its stockholders. This review includes, as applicable, an assessment of changes in market practices and how such changes may impact AppLovin's ability to attract and retain critical talent.

The Board believes the Proposed Amendment is important to better position AppLovin to continue to attract and retain qualified and experienced officers. Because officers often need to make decisions on crucial and time-sensitive matters, the position can create substantial risk of lawsuits that seek to impose liability with the benefit of hindsight, regardless of their merit. As a result, absent the Proposed Amendment, critical talent may be deterred from serving as an officer due to this exposure to personal liability and the risk of incurring substantial expenses to defend lawsuits. Our Board also considered the extent of exculpation provided under the Proposed Amendment, which is consistent with Delaware law, and believes that it is reasonable and does not unduly impact stockholder rights. Our Board believes the Proposed Amendment appropriately balances stockholders' interest in accountability with AppLovin's interest in attracting and retaining critical talent and limiting officers' exposure to the distraction and expense of potentially frivolous litigation.

The Proposed Amendment also substantially aligns the protections for our officers with those already afforded to our directors, which our Board believes is appropriate given the similar fiduciary duties of officers and directors, and will continue to empower officers to exercise their business judgment and advance stockholder interests. Our Certificate of Incorporation currently provides that if the Delaware law is amended to authorize the further elimination or limitation of the liability of a director, then the liability of a director shall be eliminated or limited to the fullest extent permitted by law, as so amended. Our Certificate of Incorporation also provides that no amendment, repeal, or elimination of Article IX or adoption of a provision in our Certificate of Incorporation inconsistent with Article IX will eliminate, reduce, or otherwise adversely affect any limitation on the personal liability of a director existing at the time of such amendment, repeal, elimination, or adoption. The Proposed Amendment extends each of these provisions to officers as well, consistent with their applicability to directors.

Board of Directors Approval

After assessing the specific officers who would be exculpated, the limited circumstances in which exculpation would apply, and the benefits to AppLovin and its stockholders, our Board, following recommendation from our Nominating and Corporate Governance Committee, has declared the Proposed Amendment to be advisable and determined that the Proposed Amendment is in the best interests of AppLovin and our stockholders. Our Board has approved and adopted the Proposed Amendment subject to stockholders' approval.

In accordance with Delaware law, our Board may elect to abandon the Proposed Amendment without further action by our stockholders at any time prior to the effectiveness of the filing of the Certificate of Amendment relating to the Proposed Amendment with the Secretary of State of the State of Delaware, notwithstanding stockholder approval at the Annual Meeting.

Accordingly, we ask our stockholders to vote on the following resolution:

"RESOLVED, that the stockholders approve an amendment to the Company's amended and restated certificate of incorporation to amend and restate Article IX in its entirety, to read as follows:

ARTICLE IX

To the fullest extent permitted by law, no director or officer of the Corporation shall be personally liable for monetary damages for breach of fiduciary duty as a director or officer. Without limiting the effect of the preceding sentence, if the Delaware General Corporation Law is hereafter amended to authorize the further elimination or limitation of the liability of a director or officer, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

No amendment, repeal, or elimination of this Article IX, or adoption of any provision of this Amended and Restated Certificate inconsistent with this Article IX, shall eliminate, reduce or otherwise adversely affect any limitation on the personal liability of a director or officer of the Corporation existing at the time of such amendment, repeal, or elimination or adoption of such an inconsistent provision.

Vote Required

The amendment to our amended and restated certificate of incorporation to provide for officer exculpation as permitted by Delaware law requires the affirmative vote of the holders of at least a majority of the voting power of the outstanding shares of our common stock entitled to vote generally in the election of directors, voting together as a single class. Abstentions and broker non-votes will have the effect of a vote against this proposal.

> ✓ **OUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE AMENDMENT TO OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO PROVIDE FOR OFFICER EXCULPATION AS PERMITTED BY DELAWARE LAW.**



Stockholder Proposal Regarding Disclosure of Voting Results by Class of Shares

The following proposal was submitted by a stockholder pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended, and is required to be voted on at the Annual Meeting only if not withdrawn and properly presented.

The Connecticut Retirement Plans and Trust Funds ("CRPTF") has given notice of its intention to present the proposal below at the Annual Meeting and have represented that, as of the date of the proposal submission, the CRPTF had continuously held shares of our Class A common stock with a market value of at least $25,000 for at least one year and intends to continue to hold at least $25,000 of such securities through the date of the Annual Meeting. The address of the CRPTF is 165 Capitol Avenue, Hartford, Connecticut 06106.

The text of the stockholder proposal and supporting statement below appears exactly as received from the proponent. We are not responsible for any statements contained in the stockholder proposal or supporting statement - all such statements are the sole responsibility of the proponent.

Our Board opposes adoption of this proposal and asks stockholders to review our opposition statement, which follows the CRPTF's proposal and supporting statement.

Proposal and Supporting Statement by the CRPTF

DISCLOSURE OF VOTING RESULTS BY CLASS OF SHARES

RESOLVED: Shareholders request that AppLovin Corporation (the "Company") disclose the voting results on matters subject to a shareholder vote according to the class of shares, namely those shares carrying one voting right and those carrying multiple voting rights, effective beginning at the Company's 2027 annual meeting of shareholders.

SUPPORTING STATEMENT

The Company maintains a multi-class structure for its common stock. Its Class B common stock has 20 votes per share, Class A common stock has one vote per share, Class C has no votes per share.

Currently, voting results are disclosed by the Company without any distinction by share class. We believe it is important for those results to be disclosed separately by share class to determine whether the concerns of each type of shareholder are aligned.

Due to the Company's multi-series share structure, a small minority of shareholders control a majority of the voting rights. As the Company notes in its 10-K, "The multi-class structure of our common stock and the Voting Agreement among the Voting Agreement Parties have the effect of concentrating voting power with the Voting Agreement Parties, which will limit your ability to influence the outcome of matters submitted to our stockholders for approval, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and bylaws, and the approval of any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transactions.."[1]

Given that Class B stockholders can disproportionately impact voting decisions that do not reflect the desires of the majority of shareholders, it would benefit the majority of the Company's shareholders to clearly see when this has occurred.

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[1] https://www.sec.gov/ix?doc=/Archives/edgar/data/0001751008/000175100825000018/app-20241231.htm

The disaggregation of voting results by share class would enable Class A shareholders to better monitor how responsive the Company is to issues that a majority of independent shareholders support and would promote a more transparent understanding between the two classes of shareholders.

Some U.S. companies have chosen to provide their investors with vote results by share class as a governance best practice, as requested by this proposal.[2]

Finally, disclosure of voting results by share class is not an onerous obligation and would not place undue burden on the Company.

Recommendation of Board of Directors

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE "AGAINST" THIS STOCKHOLDER PROPOSAL.

Our existing disclosures already provide information regarding the multi-class structure of our common stock, the voting rights of our Class B stockholders, and the ownership of our securities.

Our existing filings with the SEC include disclosures regarding the multi-class structure of our common stock, the security ownership of certain beneficial owners and management, and the number of shares of our Class A and Class B common stock outstanding and entitled to vote at our annual meeting of stockholders. As we have disclosed since our initial public offering, our Class A common stock has one vote per share, our Class B common stock has 20 votes per share, and our Class C common stock (none of which is outstanding) has no voting rights except as otherwise required by law. We have also disclosed that Adam Foroughi, our CEO and co-founder, and Herald Chen, a member of our Board of Directors, together and collectively with certain of their affiliates, hold all of the issued and outstanding shares of our Class B common stock.

We have also disclosed that Messrs. Foroughi, and Chen, together with their affiliates, have entered into a voting agreement (the "Voting Agreement") whereby all shares of our common stock held by the parties to the Voting Agreement will be voted as determined by Mr. Foroughi and Mr. Chen. As a result, Mr. Foroughi and Mr. Chen collectively can determine or significantly influence any action requiring the approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and bylaws, and the approval of any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction.

We have also disclosed information regarding the security ownership of certain beneficial owners and management, including the number of shares of our Class B common stock and the amount and percentage of our Class B common stock beneficially owned by each of our directors and officers and by the parties to the Voting Agreement collectively. Further, to provide additional transparency and context for the voting results, in 2025, we disclosed the number of shares of our Class A and Class B common stock entitled to vote on the record date for the annual meeting of stockholders in our Current Report on Form 8-K disclosing the voting results. Accordingly, we believe that our stockholders have sufficient information through our existing disclosures to make informed evaluations regarding our voting results.

Our Board of Directors remains committed to strong corporate governance practices benefitting all stockholders.

We believe strong governance is consistent with our culture of transparency and accountability and leads to better decision-making and long-term success. While we are considered a "controlled company" under Nasdaq's corporate governance rules as a result of our multi-class common stock structure and the Voting Agreement, we do not currently avail ourselves of any of the exemptions afforded to a controlled company.

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[2] https://www.sec.gov/ix?doc=/Archives/edgar/data/0001050606/000119312523149534/d650502d8k.htm; https://www.sec.gov/ix?doc=/Archives/edgar/data/1649744/000119312525133351/d93898d8k.htm

Instead, we maintain the following governance practices:

- a majority of the members of our Board of Directors are independent;
- all members of our Audit Committee, Nominating and Corporate Governance Committee, and Compensation Committee are independent;
- we have an independent Chairperson to help maintain a strong, independent, and active board, and previously utilized a lead independent director role;
- our independent directors meet regularly in executive sessions—without non-independent directors or management present—following Board of Directors and committee meetings; and
- we conduct annual performance evaluations of the Board and all Board committees.

In addition, we believe the requested disclosure is rarely provided by other companies with a dual-class or multi-class structure of common stock.

For the foregoing reasons, our Board of Directors believes the requested disclosure is unnecessary, would increase the burden on our reporting, and would not add meaningful value for our stockholders.

Vote Required

The approval of this proposal, if properly presented at the Annual Meeting, requires the affirmative "For" vote of at least a majority of the voting power of the shares of our common stock present virtually or represented by proxy at the Annual Meeting and entitled to vote thereon to be approved. Abstentions will have the same effect as a vote against this proposal, and broker non-votes will have no effect on the outcome of this proposal.

 **OUR BOARD OF DIRECTORS RECOMMENDS A VOTE "AGAINST" THIS STOCKHOLDER PROPOSAL.**

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of March 31, 2026 for:

- each of our named executive officers;

- each of our directors;

- all of our current directors and executive officers as a group; and

- each person or group known by us to be the beneficial owner of more than 5% of our Class A or Class B common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable.

We have based our calculation of the percentage of beneficial ownership on 306,086,916 shares of our Class A common stock, 30,207,521 shares of our Class B common stock, and no shares of our Class C common stock outstanding as of March 31, 2026. We have deemed shares of our common stock subject to stock options that are currently exercisable or exercisable within 60 days of March 31, 2026 or issuable pursuant to RSUs which are subject to vesting and settlement conditions expected to occur within 60 days of March 31, 2026 to be outstanding and to be beneficially owned by the person holding the stock option or RSU for the purpose of computing the percentage ownership of that person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o AppLovin Corporation, 1100 Page Mill Road, Palo Alto, California 94304. The information provided in the table below is based on our records, information filed with the SEC and information provided to us, except where otherwise noted.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership				Percent of Total Voting Power
	Class A Shares		Class B Shares		
	(#)	%	(#)	%	(%)
Named Executive Officers and Directors:					
Adam Foroughi[1]	2,420,296	*	27,936,907	92.5	61.6
Matthew Stumpf[2]	178,681	*	—	—	*
Vasily Shikin[3]	3,805,555	1.2	—	—	*
Victoria Valenzuela[4]	256,529	*	—	—	*
Craig Billings[5]	7,174	*	—	—	*
Herald Chen[6]	446,209	*	697,668	2.3	1.6
Margaret Georgiadis[7]	189,965	*	—	—	*
Alyssa Harvey Dawson	2,059	*	—	—	*
Barbara Messing[8]	7,162	*	—	—	*
Todd Morgenfeld[9]	12,234	*	—	—	*
Eduardo Vivas[10]	6,963,289	2.3	—	—	*
Maynard Webb[11]	148,331	*	—	—	*
All current directors and executive officers as a group (12 persons)[12]	14,437,484	4.7	28,634,575	93.8	64.0
Shares subject to the Voting Agreement[13]	2,866,505	*	30,537,722	100	66.9
Greater than 5% stockholders					
The Vanguard Group[14]	24,954,427	8.2	—	—	2.7
BlackRock, Inc.[15]	21,386,458	7.0	—	—	2.3
Angel Pride Holdings Limited[16]	17,244,541	5.6	—	—	1.9

* Represents beneficial ownership or voting power of less than 1%.
1. Consists of (i) 2,415,237 shares of Class A common stock held by Mr. Foroughi, (ii) 27,936,907 shares of Class B common stock held by Mr. Foroughi, and (iii) 5,059 shares of Class A common stock subject to RSUs scheduled to vest within 60 days of March 31, 2026. Mr. Foroughi is party to the Voting Agreement, pursuant to which all common stock held by the Voting Agreement Parties and their respective permitted entities and permitted transferees will be voted as determined by Mr. Foroughi and Mr. Chen.
2. Consists of (i) 172,903 shares of Class A common stock held by Mr. Stumpf and (ii) 5,778 shares of Class A common stock subject to RSUs scheduled to vest within 60 days of March 31, 2026.
3. Consists of (i) 3,240,096 shares of Class A common stock held by Mr. Shikin, (ii) 560,400 shares of Class A common stock subject to stock options held by Mr. Shikin that are exercisable within 60 days of March 31, 2026, and (iii) 5,059 shares of Class A common stock subject to RSUs scheduled to vest within 60 days of March 31, 2026.
4. Consists of (i) 251,470 shares of Class A common stock held by Ms. Valenzuela and (ii) 5,059 shares of Class A common stock subject to RSUs scheduled to vest within 60 days of March 31, 2026.
5. Consists of (i) 2,987 shares of Class A common stock held by Mr. Billings and (ii) 4,187 shares of Class A common stock subject to stock options held by Mr. Billings that are exercisable within 60 days of March 31, 2026.
6. Consists of (i) 206,209 shares of Class A common stock held by Mr. Chen, (ii) 140,000 shares of Class A common stock held by The Chen Family 2012 Irrevocable Trust, Herald Y. & Mei K. Chen as Trustees, for which Mr. Chen and his spouse serve as trustees, (iii) 100,000 shares of Class A common stock held by The Herald Chen 2026 GRAT, for which Mr. Chen serves as trustee, (iv) 100,000 shares of Class A common stock held by The Mei Chen 2026 GRAT, for which Mr. Chen's spouse serves as trustee, (v) 367,467 shares of Class B common stock held by Mr. Chen, and (vi) 330,201 shares of Class A common stock subject to stock options held by Mr. Chen that are exercisable within 60 days of March 31, 2026 (which may be exchanged for shares of Class B common stock, and are reported in the table above as such, pursuant to the Equity Exchange Right Agreement). Mr. Chen is party to the Voting Agreement, pursuant to which all common stock held by the Voting Agreement Parties and their respective permitted entities and permitted transferees will be voted as determined by Mr. Foroughi and Mr. Chen.
7. Consists of (i) 35,465 shares of Class A common stock held by Ms. Georgiadis and (ii) 154,500 shares of Class A common stock held by Blue Sage Partners, LLC, for which Ms. Georgiadis and her spouse share voting and dispositive power.
8. Consists of (i) 6,593 shares of Class A common stock held by Ms. Messing and (ii) 569 shares of Class A common stock subject to RSUs scheduled to vest within 60 days of March 31, 2026.

9. Consists of (i) 11,402 shares of Class A common stock held by Mr. Morgenfeld and (ii) 832 shares of Class A common stock subject to RSUs scheduled to vest within 60 days of March 31, 2026.

10. Consists of (i) 6,947,752.249 shares of Class A common stock held by Mr. Vivas and (ii) 15,537 shares of Class A common stock subject to stock options held by Mr. Vivas that are exercisable within 60 days of March 31, 2026. 550,000 of the shares of Class A common stock held by Mr. Vivas are pledged to an unaffiliated third-party buyer to secure certain obligations under a prepaid variable forward sale contract that is scheduled to settle in May 2027, as described in a Form 4 filed by Mr. Vivas on May 14, 2025. Mr. Vivas retains beneficial ownership with respect to the pledged shares.

11. Consists of (i) 663 shares of Class A common stock held by Mr. Webb, (ii) 147,516 shares of Class A common stock held by Webb Investment Network LLC, for which Mr. Webb and his spouse share voting and dispositive power, and (iii) 152 shares of Class A common stock subject to RSUs scheduled to vest within 60 days of March 31, 2026.

12. Consists of (i) 13,834,852.249 shares of Class A common stock held by our executive officers and directors, (ii) 28,304,374 shares of Class B common stock held by our executive officers and directors (iii) 580,124 shares of Class A common stock subject to stock options held by our executive officers and directors that are exercisable within 60 days of March 31, 2026, (iv) 22,508 shares of Class A common stock subject to RSUs held by our executive officers and directors that are scheduled to vest within 60 days of March 31, 2026, and (v) 330,201 shares of Class A common stock subject to stock options held by Mr. Chen that are exercisable within 60 days of March 31, 2026 (which may be exchanged for shares of Class B common stock, and are reported in the table above as such, pursuant to the Equity Exchange Right Agreement).

13. Consists of (i) 2,861,446 shares of Class A common stock held by the Voting Agreement Parties, (ii) 28,304,374 shares of Class B common stock held by the Voting Agreement Parties, (iii) 5,059 shares of Class A common stock subject to RSUs scheduled to vest within 60 days of March 31, 2026, and (iv) 330,201 shares of Class A common stock subject to stock options held by Mr. Chen that are exercisable within 60 days of March 31, 2026 (which may be exchanged for shares of Class B common stock, and are reported in the table above as such, pursuant to the Equity Exchange Right Agreement).

14. Based solely on a Schedule 13G/A filed with the SEC on October 30, 2025, reporting shared voting power with respect to 1,588,132 shares of Class A common stock, sole dispositive power with respect to 22,442,453 shares of Class A common stock and shared dispositive power with respect to 2,511,974 shares of Class A common stock. The address for The Vanguard Group is 100 Vanguard Blvd. Malvern, PA 19355. The Vanguard Group subsequently reported that due to an internal realignment it no longer has, or is deemed to have, beneficial ownership over Company securities beneficially owned by various Vanguard subsidiaries and/or business divisions. The Vanguard Group also reported that certain subsidiaries or business divisions that formerly had, or were deemed to have, beneficial ownership with The Vanguard Group, will report beneficial ownership separately (on a disaggregated basis).

15. Based solely on a Schedule 13G filed with the SEC on October 17, 2025, reporting sole voting power with respect to 19,805,558 shares of Class A common stock and sole dispositive power with respect to 21,386,458 shares of Class A common stock. The address for BlackRock, Inc. is 50 Hudson Yards New York, NY 10001.

16. Based solely on a Schedule 13G/A filed with the SEC on January 30, 2025, reporting shared voting power and shared dispositive power with respect to 17,244,541 shares of Class A common stock by Angel Pride Holdings Limited ("Angel Pride") and Prominence Trust Limited ("Prominence Trust"). These shares are held of record by Angel Pride, of which Prominence Trust is the sole shareholder. Prominence Trust may be deemed to share beneficial ownership over such shares. The principal business address for Angel Pride is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The principal business address for Prominence Trust is 18/F, Three Exchange Square 8 Connaught Road, Central, Hong Kong.

Certain Relationships, Related Party, and Other Transactions

Policies and Procedures for Related Person Transactions

Our Audit Committee has the primary responsibility for reviewing and approving or disapproving "related party transactions," which are transactions between the Company and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. Our policy regarding transactions between us and related persons provides that a related person is defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of any class of our voting securities, in each case since the beginning of the most recently completed year, and any of their immediate family members. Our Audit Committee charter provides that our Audit Committee shall review and approve all related party transactions.

Under this policy, our Audit Committee will review the material facts of all related party transactions and either approve, ratify, or disapprove of the entry into the transaction. In determining whether to approve or ratify any such proposal, our Audit Committee will take into account, among other factors it deems appropriate, whether the transaction would affect the independence of any director, any conflict of interest with any of our executive officers, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party, and the extent of the related person's interest in the transaction. The policy grants standing pre-approval of certain transactions, including (i) executive compensation governed by our standard compensation and benefits policies, (ii) director compensation arrangements governed by our standard director compensation policies, (iii) transactions with another company at which a related person's only relationship is as an employee (other than an executive officer), director, or beneficial owner of less than 10% equity interest of that company, (iv) charitable contributions, grants, or endowments by us to a charitable organization, foundation, or university where the related person's only relationship is as an employee (other than an executive officer), or director, if the aggregate amount involved does not exceed the lesser of $1,000,000 or 2% of the charitable organization's total annual receipts, (v) any transaction available to all U.S. employees generally, (vi) transactions where a related person's interest arises solely from the ownership of our common stock and all holders of our common stock received the same benefit on a pro rata basis, and (vii) other transactions where disclosure of such transaction would not be required pursuant to Item 404 of Regulation S-K.

Related Person Transactions

We describe below transactions and series of similar transactions, since the beginning of our last fiscal year, to which we were a participant or will be a participant, in which:

- the amounts involved exceeded or will exceed $120,000; and
- any of our directors, nominees for director, executive officers or beneficial holders of more than 5% of any class of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Investors' Rights Agreement

We are party to an Investor Rights Agreement, pursuant to which Adam Foroughi, our CEO and Co-Founder, and an entity affiliated with him have the right to demand that we file a registration statement or request that their shares of our capital stock be covered by a registration statement that we are otherwise filing.

Equity Exchange Right Agreement

In connection with our initial public offering, we entered into an Equity Exchange Right Agreement with Herald Chen, pursuant to which Mr. Chen has a right (but not an obligation), to require us to exchange any shares of our Class A common stock received upon the exercise of options to purchase shares of Class A common stock for an equivalent number of shares of our Class B common stock. This Equity Exchange Right Agreement applies only to equity awards granted to Mr. Chen prior to the effectiveness of the filing of our amended and restated certificate of incorporation in connection with our initial public offering. The Equity Exchange Right Agreement originally covered options to purchase 2,280,201 shares of our Class A common stock, of which 330,201 remain unexercised as of March 31, 2026.

Other Transactions

Rafael Vivas, the brother of Eduardo Vivas, is an AppLovin employee. In 2025, Rafael Vivas received an annual salary of $400,000 and an award of RSUs covering 4,856 shares of our Class A common stock, and his salary remains the same for 2026. He also receives benefits consistent with other employees serving in similar roles.

Other than as described above, since January 1, 2025, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest.

Fiscal Year 2025 Annual Report and SEC Filings

Our financial statements for our fiscal year ended December 31, 2025 are included in our Annual Report on Form 10-K, which we will make available to stockholders at the same time as this proxy statement. This proxy statement and our annual report are posted on our website at https://investors.applovin.com and are available from the SEC on its website at www.sec.gov. You may also obtain a copy of our annual report without charge by sending a written request to AppLovin Corporation, Attention: Corporate Secretary, 1100 Page Mill Road, Palo Alto, California 94304.

Questions and Answers Regarding This Proxy Statement and the Annual Meeting

The information provided in the "question and answer" format below is for your convenience only and is merely a summary of the information contained in this proxy statement. You should read this entire proxy statement carefully.

What matters am I voting on?

You are being asked to vote on:

- the election of nine (9) directors to serve until the next annual meeting of stockholders and until their successors are duly elected and qualified;

- a proposal to ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2026;

- a proposal to approve, on an advisory basis, the compensation of our named executive officers;

- a proposal to approve an amendment to our amended and restated certificate of incorporation to provide for officer exculpation as permitted by Delaware law;

- a stockholder proposal regarding disclosure of voting results by class of shares, if properly presented at the Annual Meeting; and

- any other business as may properly come before the Annual Meeting.

The Board of Directors does not know of any other matters to be presented at the Annual Meeting. If any additional matters are properly presented at the Annual Meeting, the persons named in the enclosed proxy card will have discretion to vote the shares of our common stock they represent in accordance with their own judgment on such matters.

How does the Board of Directors recommend I vote on these proposals?

Our Board of Directors recommends you vote:

- "**FOR**" the election of each director nominee named in this proxy statement;

- "**FOR**" the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2026;

- "**FOR**" the approval, on an advisory basis, of the compensation of our named executive officers;

- "**FOR**" the approval of an amendment to our amended and restated certificate of incorporation to provide for officer exculpation as permitted by Delaware law; and

- "**AGAINST**" the stockholder proposal regarding disclosure of voting results by class of shares.

How many votes are needed for approval of each proposal?

- **Proposal No. 1**: Each director nominee is elected by a plurality of the votes of the shares present virtually or represented by proxy at the meeting and entitled to vote on the election of directors at the Annual Meeting. Abstentions and broker non-votes will have no effect on the outcome of the vote. "Plurality" means that the nine (9) director nominees who receive the largest number of votes cast "For" such nominees are elected as directors. As a result, any shares not voted "For" a particular director nominee (whether as a result of a withhold vote or a broker non-vote) will not be counted in such director nominee's favor and will have no effect on the outcome of the election. You may vote "For" or "Withhold" on each of the director nominees for election as a director.

- **Proposal No. 2:** The ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2026, requires the affirmative "For" vote of a majority of the voting power of the shares of our common stock present virtually or represented by proxy at the Annual Meeting and entitled to vote thereon to be approved. You may vote "For," "Against," or "Abstain" with respect to this proposal. Abstentions are considered shares present and entitled to vote on this proposal, and, thus, will have the same effect as a vote "Against" this proposal. Broker non-votes will have no effect on the outcome of this proposal.

- **Proposal No. 3**: The approval, on an advisory basis, of the compensation of our named executive officers requires the affirmative "For" vote of at least a majority of the voting power of the shares of our common stock present virtually or represented by proxy at the Annual Meeting and entitled to vote thereon to be approved. You may vote "For," "Against," or "Abstain" with respect to this proposal. Abstentions are considered shares present and entitled to vote on this proposal, and thus, will have the same effect as a vote "Against" this proposal. Broker non-votes will have no effect on the outcome of this proposal. Because this proposal is an advisory vote, the result will not be binding on our Board of Directors or our company. Our Board of Directors and our Compensation Committee will consider the outcome of the vote when determining future named executive officer compensation.

- **Proposal No. 4**: The approval of an amendment to our amended and restated certificate of incorporation to provide for officer exculpation as permitted by Delaware law requires the affirmative "For" vote of the holders of at least a majority of the voting power of the outstanding shares of our common stock entitled to vote generally in the election of directors, voting together as a single class. You may vote "For," "Against," or "Abstain" with respect to this proposal. Abstentions and broker non-votes will have the effect of a vote "Against" this proposal.

- **Proposal No. 5**: The stockholder proposal regarding disclosure of voting results by class of shares, if properly presented at the Annual Meeting, requires the affirmative "For" vote of at least a majority of the voting power of the shares of our common stock present virtually or represented by proxy at the Annual Meeting and entitled to vote thereon to be approved. You may vote "For," "Against," or "Abstain" with respect to this proposal. Abstentions are considered shares present and entitled to vote on this proposal, and thus will have the same effect as a vote "Against" this proposal. Broker non-votes will have no effect on the outcome of this proposal.

Who is entitled to vote?

Holders of our Class A and Class B common stock as of the close of business on April 13, 2026, the record date for the Annual Meeting, may vote at the Annual Meeting. As of the record date, there were 306,053,394 shares of our Class A common stock outstanding and 30,207,521 shares of our Class B common stock outstanding. Our Class A common stock and Class B common stock will vote as a single class on all matters described in this proxy statement for which your vote is being solicited. Stockholders are not permitted to cumulate votes with respect to the election of directors. Each share of our Class A common stock is entitled to one (1) vote on each proposal and each share of our Class B common stock is entitled to twenty (20) votes on each proposal.

Registered Stockholders. If shares of our common stock are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., you are considered the stockholder of record with respect to those shares, and the Notice was provided to you directly by us. As the stockholder of record, you have the right to grant your voting proxy directly to the individuals listed on the proxy card or to vote live at the Annual Meeting.

Street Name Stockholders. If shares of our common stock are held on your behalf in a brokerage account or by a bank or other nominee, you are considered to be the beneficial owner of shares that are held in "street name," and the Notice was forwarded to you by your broker or nominee, who is considered the stockholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker, bank, or other nominee as to how to vote your shares. Beneficial owners are also invited to attend the Annual Meeting. However, since a beneficial owner is not the stockholder of record, you may not vote your shares of our common stock live at the Annual Meeting unless you follow your broker's procedures for obtaining a legal proxy. If you request a printed copy of our proxy materials by mail, your broker, bank, or other nominee will provide a voting instruction form for you to use. Throughout this proxy statement, we refer to stockholders who hold their shares through a broker, bank, or other nominee as street name stockholders.

Are a certain number of shares required to be present at the Annual Meeting?

A quorum is the minimum number of shares required to be present at the Annual Meeting to properly hold an annual meeting of stockholders and conduct business under our amended and restated bylaws and Delaware law. The presence, virtually, or by proxy, of a majority of the voting power of all issued and outstanding shares of our common stock entitled to vote at the Annual Meeting will constitute a quorum at the Annual Meeting. Abstentions, withhold votes, and broker non-votes are counted as shares present and entitled to vote for purposes of determining a quorum.

How do I vote?

If you are a stockholder of record, there are several ways to vote:



Internet

Vote by internet prior to the Annual Meeting at www.proxyvote.com, 24 hours a day, seven days a week, until 11:59 p.m. Eastern Time on June 2, 2026 (have your Notice or proxy card in hand when you visit the website);



Phone

Vote by toll-free telephone at 1-800-690-6903, until 11:59 p.m. Eastern Time on June 2, 2026 (have your Notice or proxy card in hand when you call);



Mail

Vote by completing and mailing your proxy card (if you received printed proxy materials); or



Virtual Meeting

Vote by attending the Annual Meeting by visiting www.virtual shareholdermeeting .com/APP2026, where you may vote and submit questions during the meeting (please have your Notice or proxy card in hand when you visit the website).

Even if you plan to attend the Annual Meeting, we recommend that you also vote by proxy so that your vote will be counted if you later decide not to attend the Annual Meeting.

If you are a street name stockholder, you will receive voting instructions from your broker, bank, or other nominee. You must follow the voting instructions provided by your broker, bank, or other nominee in order to direct your broker, bank, or other nominee on how to vote your shares. Street name stockholders should generally be able to vote by returning a voting instruction form, or by telephone or on the internet. However, the availability of telephone and internet voting will depend on the voting process of your broker, bank, or other nominee. As discussed above, if you are a street name stockholder, you may not vote your shares live at the Annual Meeting unless you obtain a legal proxy from your broker, bank, or other nominee.

How may my brokerage firm or other intermediary vote my shares if I fail to provide timely directions?

Brokerage firms and other intermediaries holding shares of our common stock in street name for their customers are generally required to vote such shares in the manner directed by their customers. In the absence of timely directions, your broker will have discretion to vote your shares on our sole "routine" matter: the proposal to ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2026. Your broker will not have discretion to vote on any other proposals, which are "non-routine" matters, absent direction from you (and failure to provide instructions on these matters will result in a "broker non-vote").

Can I change my vote?

Yes. If you are a stockholder of record, you can change your vote or revoke your proxy any time before the Annual Meeting by:

- entering a new vote by internet or by telephone;
- completing and returning a later-dated proxy card; or
- notifying our Corporate Secretary, in writing, at AppLovin Corporation, 1100 Page Mill Road, Palo Alto, California 94304.

You may also change your vote by attending and voting at the Annual Meeting (although attendance at the Annual Meeting will not, by itself, revoke a proxy).

If you are a street name stockholder, your broker, bank, or other nominee can provide you with instructions on how to change your vote.

What do I need to do to attend the Annual Meeting?

You will be able to attend the Annual Meeting virtually, submit your questions during the meeting and vote your shares electronically at the meeting by visiting www.virtualshareholdermeeting.com/APP2026. To participate in the Annual Meeting, you will need the control number included on your Notice or proxy card. As discussed above, if you are a street name stockholder, you may not vote your shares live at the Annual Meeting unless you obtain a legal proxy from your broker, bank, or other nominee. The Annual Meeting webcast will begin promptly at 10:00 a.m. Pacific Time. We encourage you to access the meeting prior to the start time. Online check-in will begin at 9:45 a.m. Pacific Time, and you should allow ample time for the check-in procedures.

Why are we holding a meeting virtually?

We are leveraging technology to hold a virtual Annual Meeting that expands convenient access to, and enables participation by, stockholders from any location around the world. We believe the virtual format encourages attendance and participation by a broader group of stockholders, while also reducing the costs and environmental impact associated with an in-person meeting. You will be able to vote and submit your questions during the meeting at www.virtualshareholdermeeting.com/APP2026. Our virtual Annual Meeting will be governed by our rules of conduct and procedures, which will be posted at www.virtualshareholdermeeting.com/APP2026 on the date of the Annual Meeting. We have designed the format of the virtual Annual Meeting so that stockholders have the same rights and opportunities to vote and participate as they would have at a physical meeting. Stockholders will be able to submit questions online during the meeting, providing our stockholders with the opportunity for meaningful engagement with the Company.

What is the effect of giving a proxy?

Proxies are solicited by and on behalf of our Board of Directors. Adam Foroughi, Matthew Stumpf, and Victoria Valenzuela have been designated as proxy holders by our Board of Directors. When proxies are properly dated, executed, and returned, the shares represented by such proxies will be voted at the Annual Meeting in accordance with the instructions of the stockholder. If the proxy is dated and signed, but no specific instructions are given, the shares will be voted in accordance with the recommendations of our Board of Directors as described above. If any matters not described in this proxy statement are properly presented at the Annual Meeting, the proxy holders will use their own judgment to determine how to vote the shares. If the Annual Meeting is adjourned, the proxy holders can vote the shares on the new Annual Meeting date as well, unless you have properly revoked your proxy, as described above.

Why did I receive a Notice of Internet Availability of Proxy Materials instead of a full set of proxy materials?

In accordance with SEC rules, we have elected to furnish our proxy materials, including this proxy statement and our annual report, primarily via the internet. The Notice containing instructions on how to access our proxy materials is first being mailed on or about April 21, 2026 to all stockholders entitled to vote at the Annual Meeting.

Stockholders may request to receive all future proxy materials in printed form by mail or electronically by e-mail by following the instructions contained in the Notice. We encourage stockholders to take advantage of the availability of our proxy materials on the internet to help reduce the environmental impact and cost of our annual meetings of stockholders.

How are proxies solicited for the Annual Meeting?

Our Board of Directors is soliciting proxies for use at the Annual Meeting. All expenses associated with this solicitation will be borne by us. We will reimburse brokers or other nominees for reasonable expenses that they incur in sending our proxy materials to you if a broker, bank, or other nominee holds shares of our common stock on your behalf. In addition, our directors and employees may also solicit proxies by telephone, by electronic communication, or by other means of communication. Our directors and employees will not be paid any additional compensation for soliciting proxies.

Where can I find the voting results of the Annual Meeting?

We will announce preliminary voting results at the Annual Meeting. We will also disclose voting results on a Current Report on Form 8-K that we will file with the SEC within four (4) business days after the Annual Meeting. If final voting results are not available to us in time to file a Form 8-K within four (4) business days after the Annual Meeting, we will file a Form 8-K to publish preliminary results and will provide the final results in an amendment to the Form 8-K as soon as they become available.

I share an address with another stockholder, and we received only one paper copy of the proxy materials. How may I obtain an additional copy of the proxy materials?

We have adopted a procedure called "householding," which the SEC has approved. Under this procedure, we deliver a single copy of the Notice and, if applicable, our proxy materials, to multiple stockholders who share the same address, unless we have received contrary instructions from one or more of such stockholders. This procedure reduces our printing costs, mailing costs, and fees. Stockholders who participate in householding will continue to be able to access and receive separate proxy cards. Upon written or oral request, we will deliver promptly a separate copy of the Notice and, if applicable, our proxy materials, to any stockholder at a shared address to which we delivered a single copy of any of these materials. To receive a separate copy, or, if a stockholder is receiving multiple copies, to request that we only send a single copy of the Notice and, if applicable, our proxy materials, such stockholder may contact us at the address below.

AppLovin Corporation
Attention: Corporate Secretary
1100 Page Mill Road
Palo Alto, California 94304
(800) 839-9646

Street name stockholders may contact their broker, bank, or other nominee to request information about householding.

What is the deadline to propose actions for consideration at next year's annual meeting of stockholders or to nominate individuals to serve as directors?

Stockholder Proposals

Stockholders may present proper proposals for inclusion in our proxy statement and for consideration at next year's annual meeting of stockholders by submitting their proposals in writing to our Corporate Secretary in a timely manner. For a stockholder proposal to be considered for inclusion in our proxy statement for the 2027 annual meeting of stockholders, our Corporate Secretary must receive the written proposal at our principal executive offices not later than December 22, 2026. In addition, stockholder proposals must comply with the requirements of Rule 14a-8 of the Exchange Act regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Stockholder proposals should be addressed to the address included in the answer to the preceding question.

Our amended and restated bylaws also establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders but do not intend for the proposal to be included in our proxy statement. Our amended and restated bylaws provide that the only business that may be conducted at an annual meeting of stockholders is business that is (i) specified in our proxy materials with respect to such annual meeting, (ii) otherwise properly brought before such annual meeting by or at the direction of our Board of Directors, (iii) properly brought before such annual meeting as may be provided in the certificate of designations for any class or series of preferred stock, or (iv) properly brought before such meeting by a stockholder who (A) is a stockholder of record at the time of giving of the notice contemplated by our amended and restated bylaws; (B) is a stockholder of record on the record date for the determination of stockholders entitled to notice of an annual meeting; (C) is a stockholder of record on the record date for the determination of stockholders entitled to vote at an annual meeting; (D) is a stockholder of record at the time of an annual meeting; and (E) complies with the procedures set forth in our amended and restated bylaws, including delivering timely written notice to our Corporate Secretary, which notice must contain the information specified in our amended and restated bylaws. To be timely for the 2027 annual meeting of stockholders, our Corporate Secretary must receive the written notice at our principal executive offices:

- no earlier than 8:00 a.m., Pacific time, on February 3, 2027; and
- no later than 5:00 p.m., Pacific time, on March 5, 2027.

In the event that we hold the 2027 annual meeting of stockholders more than 25 days from the one-year anniversary of the Annual Meeting, a notice of a stockholder proposal that is not intended to be included in our proxy statement must be received no earlier than 8:00 a.m., Pacific time, on the 120th day prior to the day of the 2027 annual meeting of stockholders and no later than 5:00 p.m., Pacific time, on the later of (i) the 90th day prior to the day of the 2027 annual meeting of stockholders and (ii) if the first public announcement of the date of the 2027 annual meeting of stockholders is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of the 2027 annual meeting of stockholders is first made by us.

Unless otherwise required by law, if a stockholder who has notified us of his, her, or its intention to present a proposal at an annual meeting of stockholders does not appear to present his, her, or its proposal at such annual meeting, we are not required to present the proposal for a vote at such annual meeting.

Recommendation or Nomination of Director Nominees

Stockholders who have continuously held 1% of our fully diluted capitalization for at least twelve (12) months prior to the submission of their recommendation may recommend director nominees for consideration by our Nominating and Corporate Governance Committee. Any such recommendations should include the nominee's name, home and business contact information, detailed biographical data, relevant qualifications, a signed letter from the nominee confirming willingness to serve, information regarding any relationships between the nominee and the Company and evidence of the recommending stockholder's ownership of the Company's capital stock and should be directed to our Corporate Secretary at the address set forth above. For additional information, see the section titled "Board of Directors and Corporate Governance—Stockholder Recommendations and Nominations to the Board of Directors."

In addition, our amended and restated bylaws permit stockholders to nominate directors for election at an annual meeting of stockholders. To nominate a director, the stockholder must provide the information required by our amended and restated bylaws. Any notice of director nomination submitted must include the additional information required by Rule 14a-19(b) under the Exchange Act and otherwise must comply with applicable federal and state law. In addition, the stockholder must give timely notice to our Corporate Secretary in accordance with our amended and restated bylaws, which, in general, require that the notice be received by our Corporate Secretary within the time periods described above under the section titled "Stockholder Proposals" for stockholder proposals that are not intended to be included in a proxy statement.

Availability of Bylaws

A copy of our amended and restated bylaws is available via our website at https://investors.applovin.com and the SEC's website at www.sec.gov. You may also contact our Corporate Secretary at the address set forth above for a copy of the relevant bylaw provisions regarding the requirements for making stockholder proposals and nominating director nominees.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For transition period from   to
Commission File Number 001-40325

AppLovin Corporation
(Exact name of registrant as specified in its charter)

Delaware	**45-3264542**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1100 Page Mill Road
Palo Alto, California 94304
(Address of registrant's principal executive offices, including zip code)
(800) 839-9646
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A common stock, par value $0.00003 per share	APP	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act): Yes ☐ No ☒

The aggregate market value of the registrant's voting and non-voting common equity held by non-affiliates of the registrant on June 30, 2025, the last business day of its most recently completed second fiscal quarter, was $102.7 billion based on the closing sales price of the registrant's Class A common stock on that date. Shares of the registrant's Class A common stock and Class B common stock held by each executive officer and director and by each person who may be deemed to be an affiliate of the registrant have been excluded from this computation. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of February 13, 2026, the number of shares (in thousands) of the registrant's Class A common stock outstanding was 307,070 and the number of shares (in thousands) of the registrant's Class B common stock outstanding was 30,208. No shares of the registrant's Class C common stock were outstanding as of February 13, 2026.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Definitive Proxy Statement for the 2026 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. Such Definitive Proxy Statement will be filed with the Securities and Exchange Commission within 120 days after the end of the registrant's fiscal year ended December 31, 2025.

Table of Contents

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NOTE ABOUT FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expect," "plan," "anticipate," "could," "intend," "target," "project," "contemplate," "believe," "estimate," "predict," "potential," or "continue" or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Forward-looking statements contained in this Annual Report on Form 10-K include statements about:

- our future financial performance, including our expectations regarding our revenue, cost of revenue, and operating expenses, and our ability to achieve or maintain future profitability;

- the sufficiency of our cash and cash equivalents to meet our liquidity needs;

- our ability to maintain the security and availability of our advertising solutions;

- our expectations regarding the effects of existing and developing laws and regulations, including with respect to taxation, privacy, data protection and AI;

- our ability to attract and retain employees and key personnel;

- our ability to comply with evolving changes in the data protection, privacy and regulatory landscape applicable to our business;

- our expectations regarding the macroeconomic environment, political uncertainty and international conflicts around the world;

- our ability to successfully expand our AI capabilities to support the further development of our advertising solutions, including Axon AI, our advertising recommendation engine;

- our ability to maintain, protect and enhance our intellectual property;

- our ability to manage risk associated with our business;

- the demand for our advertising solutions;

- our expectations concerning relationships with third parties;

- our ability to attract and retain clients, including in new markets such as e-commerce;

- our ability to develop new products, features, and enhancements for our advertising solutions;

- our ability to compete with existing and new competitors in existing and new markets and offerings;

- our ability to successfully acquire and integrate companies and assets and to expand and diversify our operations through strategic transactions;

- our expectations regarding new and evolving markets;

- our expectations and management of future growth;

- our expectations regarding outstanding litigation and legal, tax and regulatory matters;

- our expectations regarding our share repurchase program; and

- our ability to develop and protect our brand.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this Annual Report on Form 10-K.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Annual Report on Form 10-K primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors, including those described in the section titled "Risk Factors" and elsewhere in this Annual Report on Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report on Form 10-K. We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

Neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Moreover, the forward-looking statements made in this Annual Report on Form 10-K relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Annual Report on Form 10-K to reflect events or circumstances after the date of this Annual Report on Form 10-K or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, partnerships, mergers, dispositions, joint ventures, or investments we may make.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Annual Report on Form 10-K, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

Part I

Item 1. Business

Our mission is to create meaningful connections between companies and their ideal customers. We provide end-to-end artificial intelligence-powered ("AI") advertising solutions for businesses to reach, monetize and grow their global audience. Our scaled business model is intricately linked to the advertising ecosystem, providing a durable competitive advantage. We generate revenue when our advertisers achieve their return on advertising spend targets with our advertising solutions, ensuring that their success directly fuels our growth.

AppLovin is critical to the success of advertisers and publishers seeking to solve marketing and monetization challenges. Through our technologies and scaled distribution, advertisers are able to better place content so that it is discovered by the right audience, manage, optimize, and analyze their marketing investments, and improve the monetization of their content, and publishers are able to better monetize their gaming apps. Our advertising solutions include a comprehensive suite of tools including:

- Axon Ads Manager, our user acquisition solution, is the cornerstone of our advertising solutions. Axon Ads Manager is powered by our Axon AI advertising recommendation engine and matches advertiser demand with publisher supply through auctions at vast scale and at microsecond-level speeds.

- MAX is our monetization solution, utilizing an advanced in-app bidding technology that optimizes the value of a publisher's advertising inventory by running a real-time competitive auction, driving more competition, and higher returns for publishers.

- Adjust is our measurement and analytics marketing platform which provides marketers with the visibility, insights, and data needed to scale their apps marketing and drive more informed results.

- Wurl is our connected TV ("CTV") platform that both distributes streaming video for content companies and provides advanced advertising and publishing solutions to attract viewers and maximize revenue.

We generate our revenue from advertising solutions. As more advertisers use our advertising solutions to market and monetize their content, we gain access to more data regarding users and user engagement[1], further strengthening our scaled distribution. As our distribution grows, we gain better insights for Axon AI, which then further enhances the efficiency and effectiveness of the Axon Ads Manager.

AppLovin Platform

Our comprehensive, end-to-end advertising solutions deliver value by helping companies scale their businesses and maximize their revenue by automating their marketing, engagement, and monetization efforts. Through Axon Ads Manager, we provide marketing technology that allows advertisers to reach more of the most suitable users with personalized content in order to increase the number of users who download and/or engage with their content. We also provide advertisers with monetization and analytics technology to maximize the value of their advertising inventory by obtaining a high price for each impression.

Our advertising solutions provide the following benefits to advertisers:

- **Reach and attract users at scale:** We enable advertisers to target and find the right users for their content and products worldwide. Advertisers are able to set their user acquisition and revenue goals to target the most relevant, highest value users.

- **Maximize monetization of engagement:** Advertisers use MAX to generate incremental revenue by maximizing the monetization of their advertising inventory. Our tools operate at microsecond-level speeds and at vast scale to enhance monetization for developers while preserving the end user experience.

---

[1] Adjust's marketing platform is operated by our wholly-owned subsidiary and data generated by Adjust's services is not shared with AppLovin or incorporated into or used to optimize its recommendation engine or other technologies unless directed by a customer.

- **Leverage proprietary data and insights:** Advertisers benefit from accessing comprehensive real-time insights through our customized user dashboards, helping them optimize campaigns, improve user engagement, and manage their return on investment.

- **Automate time consuming and manual processes:** Our advertising solutions automate marketing and monetization, allowing advertisers to focus on improving their content and products rather than managing complex go-to-market processes manually.

- **Seamlessly adapt to industry innovation:** Our technology is regularly updated as the advertising ecosystem evolves. Advertisers benefit from this ongoing advancement and optimization and are able to rapidly adapt to industry changes in marketing and monetization.

Axon Ads Manager

Axon Ads Manager is a suite of marketing solutions that enables developers to automate, optimize, and manage their marketing efforts. Axon Ads Manager is powered by Axon AI's predictive algorithms to enable advertisers to match their apps and websites to engaged users, delivering more of what they are likely to be interested in. Advertisers set return goals for their campaigns and Axon Ads Manager targets users to match those goals. Return on advertising spend is measured based on either third-party or self-attribution. Advertisers are charged dynamically based on their campaign goals, rather than a simple fixed price per impression or per action (click or installation). Advertisers are not only able to attract users that initially download their app or visit their website, but also find a high volume of users that stay and engage for greater retention and ultimately, increased opportunities for better monetization. Revenue from Axon Ads Manager comprises substantially all of our revenue.

With Axon Ads Manager, advertisers can define the framework of their campaigns in the following ways:

- **Reach:** Advertisers identify what they are willing to pay to acquire their target users. Our technology finds the users at that value who are most likely to engage with the app or website.

- **Global scale:** Advertisers can choose to connect with users in different regions around the world, and our technology suggests the best locations based on their parameters.

- **Retain and engage:** Our system is built around optimizing to the advertisers revenue so our algorithms automatically adjust based on the likelihood users will engage. Our app-based clients can analyze by retention periods from initial app download onwards, so that advertisers understand the effectiveness of their marketing investments.

- **Targeted returns:** Advertisers set their goals and target return on ad spend and our algorithms adjust cost and campaign specifics to meet them.

Axon Ads Manager includes the following features:

- **Advanced campaign management:** An interface to create, manage, and automatically optimize campaigns based on return on ad spend goals.

- **Real-time analytics:** An interface to see results and optimize against them with our ROI-based analytics environment.

- **Lifetime Value ("LTV") reporting:** A tool that breaks down campaign results by source and location, allowing advertisers to make real-time, informed decisions about the value and longevity of their campaigns.

MAX

MAX is our in-app bidding solution that optimizes the value of publishers' advertising inventory by running a single unbiased, real-time competitive auction, driving more competition and higher returns for publishers. MAX auctions are more effective than historical tools and approaches because MAX yields more targeted users for advertisers and enables publishers to achieve better competitive prices for each impression. Many developers who integrate MAX have experienced a measurable increase in their average revenue per daily active user over traditional monetization tools and save countless hours because they are able to automate manual monetization work through its advanced feature set. As a result, MAX has become the preferred in-app bidding solution for many publishers worldwide, helping drive meaningful growth and momentum for AppLovin.

MAX includes the following features:

- **Advanced in-app bidding technology:** MAX's competitive auctions happen in real time with most bidding platforms in the industry bidding simultaneously for developers' inventory at high volume. The competitive global demand helps maximize average revenue per user on each impression with many developers experiencing a measurable increase when moving to MAX.

- **Automated monetization:** MAX saves developers time through its extensive suite of APIs for automation.

- **Ad quality assurance and review:** MAX drives superior user experience with exclusive features that automatically flag risky content to keep developers' brands safe.

- **Powerful insights:** MAX helps developers better understand the LTV for each user and increase revenue to maximize yield for each ad opportunity.

Adjust

Adjust is our measurement and analytics marketing platform which provides the visibility, insights, and tools marketers need to grow their apps from early stage to maturity. Our software-as-a-service ("SaaS") platform is an end-to-end solution for optimizing ad performance and maximizing returns, powered by accurate attribution data and in-depth reporting that are essential for meeting business goals. Adjust allows clients to better understand their users' journey while allowing marketers to make smarter decisions through measurement, attribution, and fraud prevention.

The Adjust product solutions allow customers to benefit from the following key features:

- **Impact through measurement:** Drive results faster with accurate, timely measurement on marketing and ad spend across channels.

- **Insights through real-time data and reports:** Easily share timely, actionable insights with stakeholders to drive their business forward.

- **Strategic growth with automated attribution solutions:** Scale profits with automated solutions that attribute sources and help customers work smarter and accomplish more.

Wurl

Wurl is our connected TV ("CTV") platform which distributes streaming video for content companies and provides advertising and publishing solutions to maximize advertising revenue, grow their CTV viewership, and strengthen their brand value. Wurl focuses on driving the streaming industry forward with market-leading solutions that help connect the right viewers to the right content. It brings data-driven advertising and measurement to CTV. The technology helps companies engage with the highest-value viewers, and ultimately increase their revenue.

Wurl's offerings include:

- **AdPool:** A monetization solution that connects CTV supply with top advertisers and access to exclusive demand.

- **Global FAST Pass (GFP):** A distribution solution that makes it easy to launch free ad-supported CTV channels, monetize them instantly, and access data to grow and retain audiences.

AppLovin Apps

On June 30, 2025, we completed the sale of our Apps business. For additional information, refer to Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments".

Our Strategy for Growth

We have a comprehensive strategy to continue our growth and further enhance our market position in the advertising ecosystem:

- **Existing market expansion:** We continue to have an attractive market opportunity within the mobile app ecosystem, which we intend to address through the optimization of our advertising solutions.

- **Enhance and extend AI-based technologies:** As we increase our scale and reach, our customers benefit from compounding improvements to Axon AI, our advertising recommendation engine, which in turn improves the efficacy and growth of our advertising solutions.

- **New market expansion:** We are confident our technology and expertise are applicable to new verticals and content industries we have not historically addressed, including:

  ◦ **New verticals:** One of our long-term objectives is to provide critical tools to advertisers across multiple verticals, including, for example, web-based e-commerce and social media. We have made our advertising solutions available to web-based advertisers, and while we are early in this market expansion, our new customers have experienced positive results, demonstrating the flexibility and future growth potential of our advertising solutions.

  ◦ **Other content industries:** We believe our deep expertise and capabilities will allow us to successfully apply our solutions to tangential sectors, such as the growing CTV industry through Wurl. We continue to expand our CTV business through the addition of new content advertisers and supply channels as well as through the application of Axon AI to CTV.

- **Attracting and retaining the best talent:** Our employees are at the core of our technology and success. We intend to continue to invest in attracting and retaining exceptional talent who share our values and will drive our future growth.

- **Pursue strategic transactions:** Given our proven track record in strategic transactions, we will continue to consider and leverage strategic acquisitions, partnerships, and investment opportunities to accelerate our growth.

Our Customers and Developer Community

Our globally diverse customers range from the largest enterprises to small and independent businesses and individuals across a variety of industries. Our customers comprise multiple groups within the advertising ecosystem including advertisers leveraging our platform to find users and advertising networks using our mediation solution to purchase advertising inventory. We also work with the mobile app publisher community who leverage our mediation solution to monetize their advertising inventory.

Competition

We operate in a fragmented advertising ecosystem composed of divisions of large, well-established companies as well as privately-held companies. The large companies in our advertising and mobile app ecosystems may play multiple different roles given the breadth of their businesses. Advertisers typically engage with several advertising platforms and networks to purchase advertisements on mobile apps, devices, and on CTV, looking to optimize their marketing investments. Such advertising companies vary in size and include Meta, Google, Amazon, and Unity Software, as well as various private companies, several of which are also our partners and clients.

We believe that the principal competitive factors in our market are:

- the ability to enhance and improve technologies and offerings;

- knowledge, expertise, and experience in the advertising ecosystem;

- relationships with third parties in the advertising ecosystem;

- the ability to reach and target a large number of users;

- the ability to identify and execute on strategic transactions;

- the pricing and perceived value of offerings;

- brand and reputation; and

- ability to expand into new offerings and geographies.

We believe we compete favorably with respect to these factors.

Seasonality

Our revenue may experience seasonality during several periods throughout the year driven by fluctuations in advertising demand associated with mobile gaming and e-commerce activity. These fluctuations may be influenced by factors such as major holidays, promotional events, school-related cycles, and broader shifts in consumer spending patterns. Advertising demand may also vary around the timing of new game launches, content updates, and changes in advertiser budgets. As the breadth and scale of advertisers using our platform continues to expand, including increased participation from large e-commerce advertisers, the magnitude and impact of these seasonal trends may become more pronounced over time.

Research and Development

Continued investment in research and development is important to advancing our advertising solutions. The continued development of our Axon AI technology is critical to our future growth and competitive advantage. These AI advancements are also key to attaining our strategic objectives and meeting the evolving needs of our customers. The underlying elastic architecture of our solutions allows us to create, test, and deploy new features rapidly while distributing them globally.

Our research and development team is working on cutting edge technologies, which allows us to attract top talent globally. As of December 31, 2025, we had approximately 380 employees, or 42% of our total headcount, involved in research and development and related activities. Our research and development organization is based in Palo Alto, California with additional resources around the world.

Intellectual Property

Our success depends in part upon our ability to protect our intellectual property rights with respect to our advertising solutions, and to operate without infringing, misappropriating or otherwise violating valid and enforceable third-party intellectual property. We seek to accomplish that objective by establishing intellectual property rights in and protecting those assets through a combination of registered and unregistered trademarks, copyrights, trade secrets, license agreements, confidentiality procedures, non-disclosure agreements with third parties, and other contractual measures. Though we rely in part upon these legal and contractual protections, we believe that factors, such as our unique position in the advertising ecosystem, our expertise and determination of our employees, the speed of our technological development and the functionality and flexibility of our advertising solutions in an ever-evolving industry, are critical contributors to our success. We have registered, and applied for the registration of, U.S. and international trademarks and domain names, and we also hold patents related to our advertising solutions.

We intend to pursue additional intellectual property protection to the extent we believe it would advance our business objectives and maintain our competitive position. Notwithstanding these efforts, there can be no assurance that we will adequately protect our intellectual property or that it will provide any competitive advantage. We take steps to protect our proprietary information, in part, by entering into confidentiality agreements with our employees, consultants, developers, and vendors, and generally limiting access to and distribution of our proprietary information. However, we cannot assure you that the steps taken by us will prevent misappropriation of our proprietary rights. Despite our efforts to protect our intellectual property rights, unauthorized parties may attempt to copy aspects of our advertising solutions or obtain and use information that we regard as proprietary. Policing unauthorized use of our proprietary rights is difficult and time consuming. Further, our intellectual property rights may be invalidated, circumvented, or challenged. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States, and many foreign countries do not enforce these laws as diligently as government agencies and private parties in the United States. See the section titled "Risk Factors—Risks Related to Intellectual Property" for more information regarding risks related to intellectual property.

Employees and Human Capital Resources

As of December 31, 2025, we had a total of 898 employees, comprised of 876 full-time and 22 part-time/intern employees, located in 15 countries. Our geographic diversification enhances our ability to retain and attract highly skilled talent as well as manage our headcount costs. As of December 31, 2025, approximately 60% of our global employees were located outside of the U.S. and 40% in the U.S. Approximately 47% of our U.S. employees identify as being from one or more diverse groups, including Asian, Hispanic or Latino, Black or African American, Native Hawaiian or Other Pacific Islander, American Indian or Alaska Native, or Two or More Races and approximately 36% of our U.S. employees identify as female. None of our employees are represented by a labor union. In certain countries in which we operate, we are subject to, and comply with, local labor law requirements, which may automatically make our employees subject to industry-wide collective bargaining agreements. We have not experienced any work stoppages and we consider our relations with our employees as positive.

Our employees are a key reason for our success and essential for our continued growth. We benefit from a distributed global workforce and plan to continue investing in our employees. We provide competitive compensation packages designed to attract and retain talent, as informed by market compensation surveys and data. We have multiple incentive programs throughout the organization designed to provide short-term and long-term incentives, including base cash, equity and/or performance cash awards.

Compliance with Government Regulation

We are subject to various federal, state, and international laws and regulations that affect companies conducting business on mobile platforms, including with respect to intellectual property, securities, privacy, data protection, consumer protection, competition, tax, labor and employment, and commercial and other matters in the United States, Europe, and around the world. Additional laws and regulations relating to these areas likely will be passed in the future, and these or existing laws and regulations may be interpreted or enforced in new or expanded manners. New and evolving laws and regulations, and changes in their enforcement and interpretation, may require changes to our advertising solutions or business practices, and may significantly increase our compliance costs and otherwise adversely affect our business and results of operations. As our business expands to further scale our advertising solutions, as we continue to operate Axon AI technology, and as our operations continue to expand internationally, our compliance requirements and costs may increase and we may be subject to increased regulatory scrutiny.

Data Privacy and Security Laws

The data we collect and otherwise process is integral to our advertising solutions, providing us with insights to improve Axon AI, our advertising recommendation engine, and our developer tools, to optimize app discovery and monetization. Our collection, use, receipt, and other processing of data in our business subjects us to numerous U.S. state and federal laws and regulations, and foreign laws and regulations, addressing privacy, data protection and the collection, storing, sharing, use, transfer, disclosure, protection and processing of certain types of data. We work to comply with, and to help allow developers and advertising ecosystem partners to comply with, applicable laws and regulations relating to privacy, data protection and information security. This helps underpin our strategy of building trust and providing a strong experience to advertising ecosystem partners and clients. See the section titled "Risk Factors—Risks Related to Legal and Regulatory Matters—We are subject to laws and regulations concerning privacy, information security, data protection, consumer protection, advertising, tracking, targeting, and protection of minors, and these laws and regulations are continually evolving. Our actual or perceived failure to comply with these laws and regulations could adversely affect our business, financial condition, and results of operations" for additional information about our approach to laws and regulations relating to privacy, data protection, and information security.

Corporate Information

We were incorporated under the laws of the state of Delaware in July 2011. Our principal executive offices are located at 1100 Page Mill Road, Palo Alto, California 94304, and our telephone number is (800) 839-9646. Our website address is www.applovin.com. Information contained on, or that can be accessed through, our website does not constitute part of this Annual Report on Form 10-K and inclusions of our website address in this Annual Report on Form 10-K are inactive textual references only. You should not consider information contained on our website to be part of this Annual Report on Form 10-K or in deciding whether to purchase shares of our Class A common stock.

"AppLovin," our logo, and our other registered or common law trademarks, service marks, or trade names appearing in this Annual Report on Form 10-K are the property of AppLovin Corporation. Other trademarks and trade names referred to in this Annual Report on Form 10-K are the property of their respective owners.

Available Information

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to reports filed pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, are filed with the SEC. Such reports and other information filed by us with the SEC are available free of charge on our website at www.investors.applovin.com when such reports are available on the SEC's website. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at www.sec.gov. The information contained on the websites referenced in this Annual Report on Form 10-K is not incorporated by reference into this filing. Further, our references to website URLs are intended to be inactive textual references only.

We announce material information to the public through filings with the SEC, the investor relations page on our website, press releases, public conference calls, webcasts, and our corporate blog at axon.ai/blog in order to achieve broad, non-exclusionary distribution of information to the public and for complying with our disclosure obligations under Regulation FD. We encourage investors, the media, and others to follow the channels listed above and to review the information disclosed through such channels. Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

ITEM 1A. RISK FACTORS

You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K, including the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes, before making a decision to invest in our Class A common stock. Our business, financial condition, results of operations, or prospects could also be adversely affected by risks and uncertainties that are not presently known to us or that we currently believe are not material. If any of the risks actually occur, our business, financial condition, results of operations, and prospects could be adversely affected. In that event, the market price of our Class A common stock could decline, and you could lose all or part of your investment.

Risk Factor Summary

Investing in our Class A common stock involves a high degree of risk because our business is subject to numerous risks and uncertainties, as further described below. The principal factors and uncertainties that make investing in our Class A common stock subject to risk include, among other things:

Business, Operational, and Industry Factors

- the fluctuation in our results of operations;

- security breaches, improper access to or disclosure of data, or other cyber incidents;

- our reliance on third-party platforms;

- our reliance on certain key employees and our ability to attract, retain, and motivate key personnel;

- our ability to maintain our culture;

- our ability to attract new clients, retain existing clients, and maintain or increase spend by clients;

- competition in our industry and our ability to adapt to technological change;

- our ability to address or mitigate technical limitations in our systems and to maintain and scale our technical infrastructure;

- concentration of our revenue sources;

- our future growth into new business opportunities;

- the impact of macroeconomic conditions and the geopolitical climate;

- risks related to our international operations;

- risks related to the expansion and diversification of our operations, in the United States and globally, including through future strategic transactions and efforts related thereto;

- risks related to our strategic transactions, including integration and managing growth;

- our recent rapid growth, and our ability to manage growth;

- risks related to not having long-term agreements with our clients;

- our ability to protect and enhance our brand and reputation;

- our reliance on third parties complying with their obligations;

Legal and Regulatory Matters

- changes in laws and regulations concerning privacy, information security, data protection, consumer protection, AI, advertising, tracking, targeting, and protection of minors;

- changes in U.S. and foreign laws and regulations, many of which are unsettled and still developing;

- the development and use of AI in our offerings and business;

- compliance with governmental anti-bribery, export and import controls, economic sanctions, and other international trade laws and regulations;

- changes in tax laws or tax rulings or exposure to greater than anticipated tax liabilities;

- assertions by taxing authorities that we should have collected or in the future should collect sales and use, value added, or similar taxes;

- our ability to realize tax savings from our international structure;

- liability for content or advertising that is served through our advertising solutions;

- expenses related to legal or regulatory proceedings and settlements or laws and regulations affecting public companies;

Intellectual Property Factors

- our ability to protect or enforce our proprietary and intellectual property rights or the costs involved in such enforcement;

- our involvement in intellectual property disputes;

- our use of and compliance with open source software;

Financial and Accounting Matters

- our ability to maintain an effective system of disclosure controls and internal control over financial reporting;

- the possibility that we may be required to record a significant charge to earnings if our goodwill becomes impaired;

- our indebtedness and obligations thereunder;

- our ability to generate sufficient cash flow to satisfy our significant debt service obligations;

- the availability of additional capital on acceptable terms;

Ownership of our Class A common stock and Governance

- the multi-class structure of our common stock and the Voting Agreement among the Voting Agreement Parties;

- our status as a "controlled company" within the meaning of the Nasdaq corporate governance requirements;

- volatility of the market price of our Class A common stock;

- the possibility that we may not realize the anticipated long-term stockholder value of our share repurchase programs;

- the issuance of additional stock in connection with financings, acquisitions, investments, our equity incentive plans, or otherwise;

- provisions of Delaware law, the Voting Agreement, our amended and restated certificate of incorporation, and our amended and restated bylaws could make a merger, tender offer, or proxy contest difficult; and

- exclusive forum provisions in our amended and restated bylaws.

Risks Related to Our Business, Operations and Industry

Our results of operations are likely to fluctuate from period-to-period, which could cause the market price of our Class A common stock to decline.

Our results of operations have fluctuated in the past and are likely to fluctuate significantly from quarter-to-quarter and year-to-year in the future for a variety of reasons, many of which are outside of our control and difficult to predict. As a result, you should not rely upon our historical results of operations as indicators of future performance. Numerous factors can influence our results of operations, including:

- our ability to maintain and grow our client base;

- changes to our advertising solutions or other offerings;

- the timing and efficacy of improvements to our algorithms, models and Axon AI, our advertising recommendation engine, generally;

- the development and introduction of new solutions or entry into new markets by us or our competitors;

- changes to the policies or practices of companies or governmental agencies that determine access to third-party platforms, such as the Apple App Store and the Google Play Store, or to our advertising solutions, website, or the internet generally;

- changes to the policies or practices of third-party platforms, such as the Apple App Store and the Google Play Store, including with respect to Apple's Identifier for Advertisers ("IDFA"), which helps advertisers assess the effectiveness of their advertising efforts, and with respect to transparency regarding data processing;

- the diversification and growth of revenue sources beyond our current advertising solutions;

- the actions of our competitors, both with respect to their own offerings and, to the extent such competitors are also our clients, with respect to their use of our advertising solutions;

- our ability to achieve the anticipated synergies from our strategic acquisitions and effectively integrate new assets and businesses acquired by us;

- costs and expenses related to strategic transactions, as well as costs and expenses related to the development of our products and solutions, including the timing of such expenses;

- increases in and timing of operating expenses that we may incur to grow and expand our operations and to remain competitive;

- system failures or outages, or actual or perceived breaches of security or privacy, and the costs associated with preventing, responding to, or remediating any such outages or breaches;

- changes in the legislative or regulatory environment, including with respect to privacy, data protection, or AI or actions by governments or regulators, including fines, orders, or consent decrees;

- charges associated with impairment of any assets on our balance sheet or changes in our expected estimated useful life of property and equipment and intangible assets;

- adverse litigation judgments, settlements, or other litigation-related costs and the fees associated with investigating and defending claims;

- the overall tax rate for our business, which may be affected by the mix of income we earn in the United States and in jurisdictions with comparatively lower tax rates;

- the impact of changes in tax laws or judicial or regulatory interpretations of tax laws, which are recorded in the period such laws are enacted or interpretations are issued and may significantly affect the effective tax rate of that period;

- the impact of tariffs recently imposed by the U.S. government and its trading partners in response, other possible tariffs or trade protection measures, import or export licensing requirements, new or different customs duties, trade embargoes and sanctions and other trade barriers;

- the application of new or changing financial accounting standards or practices; and

- changes in regional or global business or macroeconomic conditions, including as a result of political uncertainty and international conflicts around the world, inflation, and high interest rates, which may impact the other factors described above.

In particular, it is difficult to predict if, when, or how newly-launched products, software or new markets may begin to generate revenue or when products or software may decline in popularity. The success of our business depends in part on our ability to develop and enhance our advertising solutions, including expansion into new markets, and consistently and timely launch new products and features. It is difficult for us to predict with certainty when we will expand our advertising solutions, launch a new product or feature, or enter a new market as we may require longer development schedules or soft launch periods to meet our quality standards and expectations. If our clients do not adopt our new advertising offerings or develop or further invest in their own competing alternatives, or if we are unable to successfully launch or acquire new products or features or maintain or improve existing products or features, or enter a new market, our business and results of operations could be adversely affected. Fluctuations in our results of operations may cause such results to fall below our financial guidance or the expectations of analysts or investors, which could cause the market price of our Class A common stock to decline.

Security breaches, improper access to or disclosure of our data or client data, other hacking and phishing attacks on our systems, or other cyber incidents could harm our reputation and adversely affect our business.

The advertising and mobile app ecosystems are prone to cyberattacks by third parties seeking unauthorized access to our data or the data of our clients or their end users or to disrupt our ability to provide service. Our advertising solutions, and other offerings involve the collection, storage, transmission, and other processing of a large amount of data, including personal information, and we and our third-party service providers otherwise store and process information, including our confidential and proprietary business information, and personal information and other information relating to our employees, clients or other third parties. We also store and implement measures designed to secure the source code for our advertising solutions as they are created. Any failure to prevent or mitigate security breaches or incidents impacting our advertising solutions, or our systems or other systems used in our business, or improper access to or disclosure of our data, including source code, or user data, including personal information, or information from clients or other third parties, that is stored or otherwise processed in our business could result in the unauthorized loss, modification, disclosure, destruction, or other unauthorized processing of such data, or unavailability of data or of our advertising solutions, or other offerings. Any such event, or the perception it has occurred, could adversely affect our business and reputation, damage our operations, result in claims, litigation, or regulatory investigations or enforcement actions, fines, penalties, or other liability or obligations, and diminish our competitive position. In particular, a breach or incident, whether physical, electronic, or otherwise, impacting systems on which source code or other sensitive data are stored could lead to loss, disruption, unavailability, or piracy of, or damage to, our offerings, lost or reduced ability to protect our intellectual property, and diminished competitive position.

Malware (including ransomware), viruses, social engineering (predominantly spear phishing attacks or smishing), and general hacking have become more prevalent in the advertising and mobile app ecosystems. Some of these have occurred on our systems and otherwise in our business in the past, and we expect they will continue to occur in the future. We regularly encounter attempts to create false or undesirable client accounts or take other actions for purposes such as spamming or other objectionable ends. Any actual or attempted breaches, incidents, or attacks may cause disruptions or interruptions to our advertising solutions, or other offerings, degrade the user experience, impair, disrupt, or interrupt our systems and networks and other systems and networks used in our business, or adversely affect our reputation, business, financial condition, and results of operations. Our efforts to protect our advertising solutions, and other offerings, our systems and other systems used in our business, and our data, user data, and information from clients, partners, and other third parties, and to disable or otherwise respond to undesirable activities on our offerings, may also be unsuccessful due to software bugs or other technical defects, errors, or malfunctions; employee, contractor, vendor, or partner error or malfeasance, including defects or vulnerabilities in information technology systems or offerings; cyberattacks, including attacks designed to disrupt systems or facilities; breaches of physical security of our facilities or technical infrastructure; or other threats that evolve. Additionally, any such breach, incident, attack, malfunction, defect, or vulnerability, or the perception that any of these has occurred, may cause clients or their end users to lose confidence and trust in our advertising solutions, or other offerings and otherwise harm our reputation and market position.

In addition, some developers or other business partners, such as those that help us measure the effectiveness of advertisements or participate in the bidding process, may receive or store information provided by us or by our clients or their end users through mobile apps, websites, or other means. These third parties or others may misappropriate or misuse this information. If these third parties fail to adopt or adhere to adequate data security practices, or experience a breach of, or other security incident impacting, their networks or systems, our data, our clients' data, or their end users' data may be lost, destroyed, or accessed, modified, disclosed, or otherwise processed in unauthorized manners. In such an event, or if such an event is perceived to have occurred, we may suffer damage to our reputation, may have increased costs arising from the restoration or implementation of additional security measures and other costs relating to the incident, and we may face claims, demands, investigations, and other proceedings by private parties or governmental actors, and fines, penalties, and other liability or obligations, any of which could adversely affect our business, financial condition, and results of operations. Any theft or unauthorized use or publication of our trade secrets and other confidential business information as a result of such an event could also adversely affect our business, competitive position, and results of operations.

Cyberattacks continue to evolve in sophistication and volume, and may be difficult to detect for long periods. Although we have developed systems and processes that are designed to protect first- and third- party data and information; to prevent data loss, disable undesirable accounts and activities on our advertising solutions, or other offerings; and to prevent and detect security breaches, we cannot assure you that such measures will provide comprehensive security, that we have been or will be able to identify breaches or other incidents or to react to them in a timely manner, or that our remediation efforts will be successful. We experience cyberattacks and other security incidents of varying degrees from time to time, and we may incur significant costs in investigating, protecting against, litigating, or remediating such incidents. We may face increased risks of cyberattacks and other security incidents as a result of increases in remote work. Our use of third-party systems for remote workforce operations introduces security risks and increased cyberattacks, such as phishing attacks by threat actors as a method for targeting personnel. Further, in connection with geopolitical events and conflicts, such as those in Ukraine and the Middle East, there may be a heightened risk of potential cyberattacks by state actors or others.

Additionally, our advertising solutions and other offerings operate in conjunction with, and we are in some cases dependent upon, third-party products, services, and components. Our ability to monitor our third-party service providers' data security is limited, and in any event, attackers may be able to circumvent our third-party service providers' data security measures. There have been and may continue to be significant attacks on certain third-party providers, and we cannot guarantee that our or our third-party providers' systems and networks have not been breached or compromised or do not contain defects or bugs that could result in a disruption, breach, or other incident impacting our systems and networks or those of third parties that support us and our advertising solutions. Security vulnerabilities, malicious code, errors, or other bugs or defects in these third-party products, services, and components could cause us to face increased costs, claims, liability, and additional or new obligations, reduced revenue, and harm to our reputation or competitive position. We and our service providers may be unable to anticipate these techniques, react, remediate or otherwise address any security vulnerability, breach or other security incident in a timely manner, or implement adequate preventative measures.

Further, we utilize AI technologies in our advertising solutions and in our business operations and may expand such use in the future. Our use of AI technologies, and the use of AI technologies in third-party products and services, may create additional cybersecurity risks or increase cybersecurity risks, including risks of security breaches and incidents, and related monetary liability and harm to our reputation and business. AI technologies may also be used in connection with certain cybersecurity attacks, resulting in heightened risks of security breaches and incidents.

In addition to our efforts to mitigate cybersecurity risks, we are working to combat misuse of our services and end user data by third parties. We may not discover all such incidents or related activities, in connection with these efforts, and we may instead be notified of such incidents or activity by clients, end users, the media, or other third parties. Such incidents and activities have in the past, and may in the future, include the processing of user data or use of our systems in manners inconsistent with our terms, contracts or policies, the existence of false or undesirable accounts, improper advertising practices, spamming, or unsecured datasets, and may also include other forms of misuse. We may also be unsuccessful in our efforts to enforce our policies or otherwise remediate or respond to any such incidents effectively or in a timely manner. Any of the foregoing developments, or any reports of them occurring or the perception that any of them has occurred, could adversely affect trust and engagement, harm our brand and reputation, require us to change our business practices, result in claims, demands, investigations, and other proceedings by private parties or governmental actors, and fines, penalties, and other liability or obligations, and adversely affect our business, financial condition, and results of operations.

We are subject to a variety of laws and regulations in the United States and abroad relating to cybersecurity and data protection, some of which provide a private right of action. Many jurisdictions have enacted breach notification obligations, and we have agreements with customers or partners that require us to notify them or fulfill other obligations in the event of certain security breaches or incidents. Affected users or government authorities could initiate legal or regulatory actions against us in connection with any actual or perceived security breaches or incidents, insufficient security practices, or improper access to, or disclosure of, or other processing of data, or other cybersecurity issues which have occurred in the past or may occur in the future, and which could cause us to incur significant expense and liability, distract management and technical personnel, and result in orders or consent decrees forcing us to modify our business practices and to pay fines or penalties. Such actual or perceived breaches or other incidents or our efforts to remediate these events may also adversely affect our reputation, business, financial condition, or results of operations.

Our insurance coverage may not extend to all types of privacy or security breaches or other incidents, and it may be insufficient to cover all costs and expenses associated with such events. Further, such insurance may not continue to be available to us in the future on economically reasonable terms, or at all, and insurers may deny us coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material and adverse effect on our business, including our reputation, financial condition, or results of operations.

If third-party platforms change their policies in a way that harms our business, including the design and effectiveness of our advertising solutions, our business, financial condition, and results of operations could be adversely affected.

The mobile app ecosystem depends in part on a relatively small number of third-party distribution platforms, such as the Apple App Store, the Google Play Store, and Meta, some of which are direct competitors. We are subject to the standard policies and terms of service of such third-party platforms, generally through our relationships with developers and other parties that use our technology. These policies and terms of service generally govern the promotion, distribution, content, and operation of applications on a platform. Each platform provider has broad discretion to change and interpret its terms of service and other policies, including in ways that may be unfavorable to us or our clients. A platform provider may also change its fee structure, add fees associated with access to and use of its platform, alter how mobile apps are able to advertise on its platform, limit the use of personal information for advertising purposes, restrict how developers or end users can share information on its platform or across platforms, or significantly increase the level of compliance or requirements necessary to use its platform.

For example, since 2021, Apple has implemented an application tracking transparency framework that, among other things, requires users' opt-in consent for certain tracking. While this framework has not had a significant impact on our overall business, it may in the future, including with respect to the effectiveness of our advertising practices. We rely in part on IDFA to provide us with data that helps our advertising solutions better market and monetize mobile apps. Apple also implemented new requirements for consumer disclosures regarding privacy and data processing practices in December 2020, which has resulted in increased compliance requirements. In light of the IDFA and transparency changes, we made changes to our data collection practices. To the extent we are unable to utilize IDFA or a similar offering, or if these or future transparency changes and any related opt-in or other requirements result in decreases in the availability or utility of data relating to mobile apps, our advertising solutions may not be as effective and our revenue and results of operations may be harmed. Apple also incorporated new SDK privacy controls into iOS 17, released in September 2023.

Similarly, in February 2022, Google announced its Privacy Sandbox initiative for Android, a multi-year effort aimed at reducing cross-app tracking and limiting reliance on user identifiers. However, in October 2025, Google retired the Privacy Sandbox initiative and announced plans to discontinue most of its associated technologies across both Chrome and Android. In January 2024, Google commenced rolling out a Chrome feature called Tracking Protection, which limits cross-site tracking. Also, in January 2024, Google started to roll out new CMP requirements for ads served in the EEA and UK, which require publishers using Google AdSense, Ad Manager, or AdMob to use CMPs certified by Google and integrated with the IAB's Transparency and Consent Framework when serving personalized ads to users in the EEA or the UK. To adapt to these changes, we released the MAX SDK version 12.0.0+ to support integration with Google's CMP solution. While to date these third-party platform privacy changes have had some impact on the discoverability of apps across these platforms, and have had a relatively muted aggregate impact on our results of operations, the ultimate impact of these or any similar or future changes to the policies of any third-party platform may adversely affect our business, financial condition, and results of operations.

We also rely on the continued popularity, user adoption, and functionality of third-party platforms. In the past, some of these platform providers have been unavailable for short periods of time or experienced issues with their in-app purchasing functionality. Distribution platform providers also from time to time limit, suspend or discontinue access to their platforms in connection with violations, or perceived violations, of terms of service, which may impact our ability to work with parties utilizing its platform. In addition, any change or deterioration in our relationship with such distribution provider may impact our ability to work with parties utilizing access to its platform.

If issues arise with third-party platforms that impact the design or effectiveness of our advertising solutions, our business, financial condition, and results of operations could be adversely affected.

We are highly dependent on our co-founder and chief executive officer, as well as our senior management team. We operate a lean organizational structure and our business and growth may be adversely affected if we fail to attract, retain, and motivate key personnel.

Our future success depends in significant part on the continued service of our key management and engineering personnel, including our co-founder, CEO, and Chairperson, Adam Foroughi. Our ability to compete and grow depends in part on the efforts and talents of these employees and executives, who are important to our vision, strategic direction, culture, products, and technology. We do not have employment agreements, other than offer letters, with Mr. Foroughi or other members of our senior management team, and we do not maintain key-man insurance for members of our senior management team. The loss of Mr. Foroughi or any other member of our senior management team could cause disruption and adversely affect our business, financial condition, or results of operations.

We believe strongly in operating a lean organizational structure, leveraging technology wherever possible, as it allows us to adapt our business as needed and affords increased opportunity to our employees. While this approach enhances efficiency and cost control, it may also expose us to certain risks, such as limiting our ability to scale operations quickly in response to increased demand, develop new products or services in a timely manner, or effectively manage multiple initiatives simultaneously. Additionally, key employees often hold multiple responsibilities, making us more vulnerable to disruptions caused by turnover or unexpected absences. If we are unable to attract, retain, and efficiently allocate personnel, our operational capabilities, growth potential, and competitive position could be adversely affected. Furthermore, as we expand, we may need to hire additional employees and enhance our infrastructure to support growth. Failure to do so in a timely or effective manner could strain our existing workforce and negatively impact our financial performance and strategic objectives.

In addition, our ability to execute our strategy depends in part on our continued ability to identify, hire, develop, motivate, and retain highly skilled employees, particularly in the competitive fields of AI development, machine learning, product management, engineering and data science. We believe that our corporate culture has been an important factor in our ability to hire and retain key employees, and if we are unable to maintain our corporate culture as we grow, we may be unable to foster the innovation, creativity, and teamwork we believe we need to support our growth. While we believe we compete favorably, competition for highly skilled employees is intense, particularly in Silicon Valley, where our headquarters is located. Interviewing, hiring, and integrating new employees has been and will continue to be challenging as we continue to navigate the global working environment. If we are unable to identify, hire, and retain highly skilled employees, our business, financial condition, and results of operations could be adversely affected.

Our company culture has contributed to our success and if we cannot maintain this culture as we grow, our business could be harmed.

We believe that our company culture has been critical to our success and will be important for our continued growth. We face a number of challenges that may affect our ability to sustain our corporate culture, including: failure to identify, attract, reward, and retain people in critical technical and leadership positions in our organization who share and further our culture and values; the increasing size and geographic diversity of our workforce; competitive pressures to move in directions that may divert us from our culture and values; the continued challenges of a rapidly-evolving industry; the increasing need to develop expertise in new areas of business that affect us; a negative perception of our treatment of employees or our response to employee sentiment related to political or social causes or actions of management; and the integration of new personnel and businesses from acquisitions. If we are not able to maintain our culture, we could lose the innovation, passion, and dedication of our team and as a result, our business, financial condition, and results of operations could be adversely affected.

The failure to attract new clients, the loss of clients, or a reduction in spending by these clients could adversely affect our business, financial condition, and results of operations.

As is common in the advertising ecosystem, our clients do not have long-term commitments with us. Our success depends in part on our ability to satisfy our advertising partners. Revenue could also be impacted by a number of other factors, including:

- our ability to attract and retain clients, including, for example, in new markets such as e-commerce and social;

- our ability to improve the effectiveness and predictability of our advertising and maintain and improve Axon AI, our advertising recommendation engine;

- our ability to maintain or increase advertiser demand and third-party publisher supply, the quantity, or quality of advertisements shown to users, or our pricing of advertisements;

- changes in measuring or pricing of mobile or other advertising markets;

- our ability to recruit, train, and retain personnel to support continued growth of our advertising solutions;

- our ability to establish and maintain our brand and reputation;

- loss of market share to our competitors, including if competitors offer lower priced, more integrated, or otherwise more effective products;

- the development and success of technologies designed to block the display of advertisements or block our ad measurement tools, which have in the past impacted and may in the future impact our business, or technologies that make it easier for users to opt out of behavioral targeting;

- the availability, accuracy, utility, and security of analytics and measurement solutions offered by us or third parties that demonstrate the value of our advertising solutions to advertisers, developers and publishers, or our ability to further improve such tools;

- government actions or legislative, regulatory, or other legal developments relating to AI or advertising, including developments that may impact our ability to deliver, target, or measure the effectiveness of advertising;

- changes that limit our ability to deliver, target, or measure the effectiveness of advertising, including changes to policies by mobile operating system and third-party platform providers, and the degree to which users opt in or opt out of certain types of ad targeting as a result of changes and controls implemented in connection with such policy changes and with the E.U. General Data Protection Regulation (the "GDPR"), ePrivacy Directive, the California Consumer Privacy Act (the "CCPA") as amended by the California Privacy Rights Act (the "CPRA"), other U.S. state and international privacy laws, data broker laws, and the Children's Online Privacy Protection Act (the "COPPA");

- decisions by clients to reduce their advertising due to concerns about legal liability or uncertainty regarding their own legal and compliance obligations, or due to negative publicity, regardless of its accuracy, involving us, our data practices, advertising metrics or tools, our advertising solutions, or other companies in our industry; and

- the impact of macroeconomic conditions, including tariffs, trade wars, inflation, and high interest rates, political uncertainty and international conflicts around the world, such as in Ukraine and the Middle East, as well as friction between the United States and China, and responses thereto, and seasonality, whether in the advertising industry in general, or among specific types of advertisers or within particular geographies.

From time to time, certain of these factors have adversely affected our revenue to varying degrees. The occurrence of any of these or other factors in the future could result in a reduction in demand for our advertising solutions, which may reduce the prices we receive for our advertisements or cause clients to stop advertising with us altogether, either of which would adversely affect our business and results of operations. The failure to attract new clients, loss of clients, or reduction in spending by clients could adversely affect our business, financial condition, and results of operations.

The advertising ecosystem is intensely competitive. If clients prefer our competitors' products or services over our own, our business, financial condition, and results of operations could be adversely affected.

We face significant competition in the advertising ecosystem. Advertisers often engage with numerous advertising platforms and networks to purchase advertisements and developers often engage with numerous tools to market and monetize their apps. Accordingly, we face significant competition from traditional, online, and mobile businesses that provide ad networks and platforms, and other services for advertisers to reach relevant audiences. We also face competition from providers of developer tools that enable developers to reach their audiences or manage or optimize their advertising campaigns. These companies vary in size and include Meta, Google, Amazon, and Unity Software as well as various private companies, several of which are also our partners and clients. Clients who are also competitors may decide to invest in their own offerings rather than continue to use our advertising solutions.

We also face competition for advertising spending from game platforms such as personal computer and console games, and other leisure time activities, such as television, movies, music, sports, and the internet. During periods of macroeconomic uncertainty, levels of advertising spending have historically decreased and are likely to decrease and therefore this competition may intensify, which has at times harmed and may in the future harm our revenue. To the extent we explore entering into new markets or new business opportunities in the advertising ecosystem, or otherwise, we may also compete with established businesses with more experience in such areas.

Some of our current and potential competitors may be domiciled in different countries and subject to political, legal, and regulatory regimes that enable them to compete more effectively than us, particularly outside of the United States. Some of our current and potential competitors may have greater resources, more diversified revenue streams, better technological or data analytics capabilities, or stronger brands or competitive positions in certain product segments, geographic regions, or user demographics than we do. If clients prefer our competitors' products or services over our own, or if our competitors are better able to adapt to changes in the preferences of advertisers or users, regulations, or other developments, our business, financial condition, and results of operations could be adversely affected.

The advertising ecosystem is subject to rapid technological change, and if we do not adapt to, and appropriately allocate our resources among, emerging technologies and business models, our business, financial condition, and results of operations could be adversely affected.

Technology changes rapidly in the advertising ecosystem. Our future success depends in part on our ability to adapt to trends and to innovate. To attract new clients and increase revenue from our current clients, we may develop new products or enter into new markets and we will need to enhance and improve our advertising solutions. For example, since 2024 we have begun expanding our customer base to include web-based e-commerce advertisers. Our ability to improve the effectiveness and predictability of our advertising recommendations through improvements to Axon AI, our advertising recommendation engine, is critical to our continuing success and future growth. Enhancements of our existing technology and offerings, and new offerings, may not be introduced in a timely or cost-effective manner and may contain errors or defects, both of which could adversely affect our business, financial condition, and results of operations.

Our business also currently depends in part on the growth and evolution of the internet, especially mobile internet-enabled devices. The number of people using mobile internet-enabled devices has increased rapidly over time, and we expect that this trend will continue. However, the markets in which we operate may not grow in the way we anticipate. We must continually anticipate and adapt to emerging technologies to stay competitive, including the development of AI and its impacts on the advertising ecosystem. As the technological infrastructure for internet access improves and evolves, consumers will be presented with more opportunities to access apps and play games on a variety of devices and platforms and to experience other leisure activities that may compete with mobile apps. Forecasting the financial impact of these emerging technologies and business models is inherently uncertain and volatile. If we decide to support a new technology or business model in the future, it may require partnering with a new platform, technology, or business partner, which may be on terms that are less favorable to us than those for traditional technologies or business models.

To invest in a new technology, enter a new market or expand our offerings, we must invest financial resources and management attention. We may invest significant resources in a new offering, entering a new market or in a strategic acquisition or partnership, which could prove unsuccessful or prevent us from directing these resources towards other opportunities. We may never recover the often-substantial up-front costs of developing and marketing emerging technologies or business models, or recover the opportunity cost of diverting management and financial resources. Further, our competitors may adopt an emerging technology or business model more quickly or effectively than we do, creating products that are technologically superior to ours or attract more users than ours.

If, on the other hand, we do not continue to enhance our advertising solutions, or do not appropriately allocate our resources amongst opportunities, or we otherwise elect not to pursue new business models that achieve significant commercial success, we may face adverse consequences. It may take significant time and expenditures to shift product development resources to new technologies, and it may be more difficult to compete against existing products incorporating such technologies. If new technologies render mobile devices obsolete or we are unable to successfully adapt to and appropriately allocate our resources amongst current and new technologies, our business, financial condition, and results of operations could be adversely affected.

Our advertising solutions, as well as our internal systems, rely on software and hardware that is highly technical, and any errors, bugs, or vulnerabilities in these systems, or failures to address or mitigate technical limitations in our systems, could adversely affect our business, financial condition, and results of operations.

Our advertising solutions, as well as our internal systems, rely on software and hardware, including AI technologies, that are highly technical and complex. In addition, our advertising solutions, as well as our internal systems, depend in part on the ability of such software and hardware to store, retrieve, process, and manage immense amounts of data. The software and hardware on which we rely has contained, and will in the future contain, errors, bugs, or vulnerabilities and our systems are subject to certain technical limitations that may compromise our ability to meet our objectives. Some errors, bugs, or vulnerabilities inherently may be difficult to detect and may only be discovered after the code has been released for external or internal use. Errors, bugs, vulnerabilities, design defects, or technical limitations within the software and hardware on which we rely have in the past led to, and may in the future lead to, outcomes including a negative experience for clients who use our offerings and their end users, compromised ability of our offerings to perform in a manner consistent with our terms, contracts, or policies, delayed product launches or enhancements, targeting, measurement, or billing errors, compromised ability to protect data and/or our intellectual property, or reductions in our ability to provide some or all of our services. To the extent such errors, bugs, vulnerabilities, or defects impact our advertising solutions or the accuracy of data in the advertising solutions, our clients may become dissatisfied with our offerings, our brand and reputation may be harmed, and we may make operational decisions that are based on inaccurate data. Any errors, bugs, vulnerabilities, or defects in our systems or the software and hardware on which we rely, failures to properly address or mitigate the technical limitations in our systems, or associated degradations or interruptions of service or failures to fulfill our commitments to our clients may lead to outcomes including damage to our reputation, increased product engineering expenses, regulatory inquiries, litigation, or liability for fines, damages, or other remedies, any of which could adversely affect our business, financial condition, and results of operations.

Our business depends in part on our ability to maintain and scale our technical infrastructure, and any significant disruption to our advertising solutions could damage our reputation, result in a potential loss of engagement, and adversely affect our business, financial condition, and results of operations.

Our reputation and ability to attract and retain our clients depends in part on the reliable performance of our advertising solutions. We have in the past experienced, and may in the future experience, interruptions in the availability or performance of our offerings from time to time. Our systems may not be adequately designed or may not operate with the reliability and redundancy necessary to avoid performance delays or outages that could be harmful to our business. If our offerings are unavailable when clients attempt to access them, or if they do not load as quickly as expected, clients may not use our offerings as often in the future, or at all, which could adversely affect our business and results of operations. As we continue to grow, we will need an increasing amount of technical infrastructure, including network capacity and computing power, to continue to satisfy our needs and the needs of our clients. Additionally, we rely on certain third-party providers for our increasing network capacity and computing power needs, and if we fail to properly anticipate our needs or secure sufficient capacity at a reasonable cost, our ability to scale and grow our business, or our profitability, could be negatively impacted. Our business may be subject to interruptions, delays, or failures resulting from natural disasters and other events outside of our control that impact us or these third-party providers. If such an event were to occur, clients may be subject to service disruptions or outages and we may not be able to recover technical infrastructure and data in a timely manner to restart or provide our services. If we fail to efficiently scale and manage our infrastructure, or if events disrupt our infrastructure or those of our third-party providers, our business, financial condition, and results of operations could be adversely affected.

Our revenue has been concentrated in the mobile app ecosystem and any failure to successfully expand and diversify our revenue sources beyond the mobile ecosystem could adversely affect our business, financial condition, and results of operations.

We face concentration risk in that our advertising solutions primarily operate in the mobile app ecosystem and specifically mobile gaming. As such, our business depends, in part, on the continued health and growth of these app ecosystems. Further, a significant amount of our total revenue is derived through mobile applications subject to a limited number of third-party distribution platforms, such as the Apple App Store, the Google Play Store, and Meta. Because Meta and Google are also significant partners of AppLovin and Adjust, a deterioration in our or Adjust's relationship with such companies would have a greater impact on our business, financial condition, and results of operations. If any of these concentrated portions of our revenue are harmed or are lost, our business, financial condition, and results of operations could be adversely affected.

Our future growth may involve expansion into new business opportunities, and any efforts to do so that are unsuccessful or are not cost-effective could adversely affect our business, financial condition, and results of operations.

In the past, we have grown by expanding our offerings into new business opportunities and we expect to continue to do so. We have dedicated resources to expanding into adjacent business opportunities in which large competitors have an established presence, such as e-commerce. For example, since 2024 we have begun expanding our customer base to include web-based e-commerce advertisers. Additionally, our future growth may include expansion into additional features for our advertisers and publishers, other mobile app sectors, social, connected TV markets through Wurl, or other opportunities which may require significant investment in order to launch and which may not prove successful. Further, any such expansion may subject us to new or additional laws and regulations, compliance with which may be burdensome and costly. Our future growth depends in part on our ability to correctly identify areas of investment and to cost-effectively execute on our plans. For example, we generate revenue through our Wurl CTV business which provides streaming content distribution and advertising services, markets which remain nascent and may not develop as we expect over time. There can be no assurance that we will achieve broader adoption among e-commerce advertisers or that we will effectively develop technology for our advertising solutions that will allow us to successfully expand into new markets.

We have in the past and may in the future expend significant resources in connection with strategic acquisitions and partnerships to expand into new business opportunities. Even if successful, the growth of any new business opportunity could create significant challenges for our management and operational resources and could require considerable investment. The deployment of significant resources towards a new opportunity that proves unsuccessful, or our inability to choose the correct investment opportunities for our future, could adversely affect our business, financial condition, and results of operations.

Our business is subject to general macroeconomic conditions and a variety of other factors beyond our control that could adversely affect our revenue and results of operations.

A deterioration in macroeconomic conditions, whether in the United States, internationally, or globally, could create uncertainty and adversely affect advertising spending or costs related to our operations. Historically, consumer purchasing and advertising spending have each declined during economic downturns and periods of uncertainty regarding future economic prospects or when disposable income or consumer lending is lower. Uncertain economic conditions may impact advertiser spending in future periods and may also adversely affect our clients, which in turn may harm our business, financial condition, and results of operations. Economic and political relations between the U.S. and other countries continue to evolve rapidly, including with respect to tariff and other policies, and changing policies may adversely affect our business by harming advertising spending or increasing our costs.

Our business is also impacted by geopolitical conditions. While not currently material to the operation of our business, management and our board of directors have discussed and assessed, and will continue to discuss and assess, any risks related to international conflicts around the world, such as in Ukraine and the Middle East, as well as, tension between the United States and China or other nations, including but not limited to, risks related to cybersecurity, sanctions, regulatory changes, and personnel based in affected regions. For example, we have employees located in Israel and as a result of the international conflict in the Middle East, we have incurred and are likely to continue to incur costs to support our employees and address related challenges. We may also experience interruptions or delays in the services they provide to us as a result of such geopolitical volatilities.

Further, we have operations in China and the continuing tension between the U.S. and China may impact our business and results of operations in the future. The U.S. government has restricted the ability to send certain products and technology to China without an export license. In many cases, these licenses are subject to a policy of denial and will not be issued. While our current products are not restricted by these controls, such controls or future restrictions could impact our business in the future. Additionally, the U.S. government also continues to add additional entities in China and other countries to restricted party lists impacting the ability of U.S. companies to engage with these entities. In addition, the Chinese government has retaliated, and may continue to retaliate, to recent changes in U.S. tariffs and export controls in ways that could indirectly impact our business. If we are unable to promptly or properly react to new developments in these and other international regions, our business, financial condition, and results of operations could be adversely affected.

Our principal offices are located in Palo Alto, an area known for earthquakes and susceptible to fires, and are thus vulnerable to damage. All of our facilities are also vulnerable to damage from natural or manmade disasters, including power loss, earthquakes, fires, explosions, floods, communications failures, terrorist attacks, contagious disease outbreak or other public health matters (such as the COVID-19 pandemic), and similar events. If any disaster were to occur, our ability to operate our business at our facilities could be impaired and we could incur significant losses, recovery from which may require substantial time and expense.

Our international operations are subject to increased challenges and risks.

We expect to continue to expand our international operations in the future. Our resources are located throughout the world, including in areas with less certain legal and regulatory regimes or more potential risks. Expanding our international operations may subject us to risks associated with:

- recruiting and retaining talented and capable management and employees in foreign countries;

- challenges caused by distance, language, and cultural differences;

- increased risk of loss, data breaches or cybersecurity attacks from our global operations;

- developing and customizing advertising solutions that appeal to the tastes and preferences of users in international markets;

- the inability to offer certain advertising solutions in certain foreign countries;

- competitors with intellectual property rights and significant market share in those markets and with a better understanding of user preferences;

- utilizing, protecting, defending, and enforcing our intellectual property rights;

- the inability to extend proprietary rights in our brand, content, or technology into new jurisdictions;

- compliance with applicable foreign laws and regulations, including anti-bribery laws, privacy and data protection laws, AI laws, economic and trade sanctions, and laws relating to content and consumer protection;

- credit risk and higher levels of payment fraud;

- currency exchange rate fluctuations;

- protectionist laws and business practices that favor local businesses in certain countries;

- double taxation of our international earnings and potentially adverse tax consequences due to changes in the tax laws in the United States or the foreign jurisdictions in which we operate;

- political, economic, and social instability or conflict, including international conflicts around the world, as well as increasing friction between the United States and China or other nations, and their impacts on regional and global economies;

- public health crises, such as the COVID-19 pandemic, which can result in varying impacts to our employees, clients, advertisers, app developers, and business partners internationally;

- higher costs associated with doing business internationally, including costs related to local advisors;

- export or import regulations; and

- trade and tariff restrictions.

Our ability to successfully gain market acceptance in any particular international market is uncertain and, in the past, we have experienced difficulties and have not been successful in all the countries we have entered. If we are unable to continue to expand internationally or manage the complexity of our global operations successfully, our business, financial condition, and results of operations could be adversely affected.

We plan to continue to consider opportunities to expand and diversify our operations through strategic acquisitions and partnerships. We face a number of risks related to strategic transactions we may pursue.

We will continue to consider opportunities to expand and diversify our operations with additional strategic acquisitions or partnerships, strategic collaborations, joint ventures, or licensing arrangements. As we continue to grow, these transactions may be larger and require significant investments, such as our acquisitions of Adjust, the MoPub business, and Wurl.

We may be unable to identify or complete prospective acquisitions or partnerships for many reasons, including our ability to identify suitable targets, increasing competition from other potential acquirers, the effects of consolidation in our industries, potentially high valuations of acquisition candidates, and the availability of financing to complete larger acquisitions. For example, in April 2025, we confirmed that we had provided an indication of interest to the President of the United States to explore a purchase of TikTok in all markets outside of China, but we ultimately did not enter into a transaction. In addition, applicable antitrust laws and other regulations may limit our ability to acquire targets, particularly larger targets, or force us to divest an acquired business. If we are unable to identify suitable targets or complete acquisitions, or if such acquisitions lead to heightened regulatory or compliance risk, our growth prospects could be adversely affected, and we may not be able to realize sufficient scale and technological advantages to compete effectively in all markets.

Further, completing larger acquisitions or other strategic transactions can involve significantly more risk in that such transactions can involve complicated integrations and require significant management attention to complete, and these large strategic transactions could introduce additional exposure to regulatory and compliance risk. To complete large strategic transactions, we may need to spend significant amounts of cash, which may not be available to us on acceptable terms, if at all, or which could lead us to incur additional debt (and increased interest expense), assume contingent liabilities or amortization expenses related to intangible assets, or write-offs of goodwill and intangible assets. In addition, we may need to issue significant amounts of equity or equity-linked consideration, which would dilute our current stockholders' ownership and could adversely affect the price of our Class A common stock. We also generally devote more time and resources towards performing diligence on larger transactions and may be required to devote more resources towards regulatory requirements in connection with such transactions. To the extent that we do not perform sufficient diligence on a larger acquisition or such a transaction does not generate the expected benefits, our business, financial condition, and results of operations will be harmed, and to a greater extent than would occur with a smaller transaction.

Absent such strategic transactions, we would need to undertake additional development or commercialization activities at our own expense, which activities may not become commercially successful or financially viable. If we elect to fund and undertake such additional efforts on our own, we may need to obtain additional expertise and additional capital, which may not be available to our company on acceptable terms, if at all. If we are unable to do any of the foregoing, we may not be able to develop our advertising solutions effectively or achieve our expected product roadmap on a timely basis, which could adversely affect our business, financial condition, and results of operations.

The benefits of a strategic transaction may also take considerable time to develop, and we cannot be certain that any particular strategic transaction will produce the intended benefits. If we are unable to identify and complete strategic transactions or realize the anticipated benefits from such transactions, our business, financial condition, and results of operations could be adversely affected.

We face risks related to our strategic transactions, which may not achieve our strategic objectives, may disrupt our operations or result in unexpected liabilities or expenses.

As part of our growth strategy, we have frequently acquired companies, businesses, personnel, and technologies, and we intend to continue to evaluate and pursue strategic transactions. For example, we acquired Adjust in April 2021, Twitter's MoPub business in January 2022 and Wurl in April 2022. Each acquisition requires unique approaches to integration due to, among other reasons, the structure of the acquisition, the size, locations, and cultural differences among their team and ours, and has required, and will continue to require, attention from our management team. As we continue to grow, the size of our acquisitions and investments has increased and may continue to increase. In addition to the larger purchase prices associated with such acquisitions and investments, larger acquisitions and investments may also require additional management resources to integrate more significant and often more complex businesses into our company.

Our future success depends in part on our ability to effectively integrate and manage these acquisitions. If we are unable to obtain the anticipated benefits or synergies of such acquisitions, or we encounter difficulties integrating acquired businesses with ours, our business, financial condition, and results of operations could be adversely affected.

Challenges and risks from such strategic transactions include:

- diversion of our management's attention in the acquisition and integration process, including oversight over acquired businesses;

- declining employee morale and retention issues resulting from changes in compensation or benefits, or changes in management, reporting relationships, or future performance;

- the need to integrate the operations, systems, technologies, products, and personnel of each acquired company, the inefficiencies and lack of control that may result if such integration is delayed or not implemented, and unforeseen difficulties and expenditures that may arise in connection with integration;

- costs associated with onboarding clients of an acquired business;

- the need to implement internal controls, procedures, and policies appropriate for a larger, U.S.-based public company at companies that prior to acquisition may not have as robust controls, procedures, and policies, in particular, with respect to the effectiveness of internal controls, cyber and information security practices and incident response plans, compliance with privacy, data protection, and other regulations protecting the rights of clients and users, and compliance with U.S.-based economic policies and sanctions which may not have previously been applicable to the acquired company's operations;

- the difficulty in accurately forecasting and accounting for the financial impact of an acquisition transaction, including accounting charges, write-offs of deferred revenue under purchase accounting, and integrating and reporting results for acquired companies that have not historically followed GAAP;

- the implementation of restructuring actions and cost reduction initiatives to streamline operations and improve cost efficiencies;

- in the case of foreign acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, political, and regulatory risks associated with specific countries as well as tax risks that may arise from the acquisition;

- increasing legal, regulatory, and compliance exposure, and the additional costs related to mitigate each of those, as a result of adding new offices, employees and other service providers, benefit plans, equity, job types, and lines of business globally;

- tax risks, including that we may be required to make tax withholdings in various jurisdictions in connection with such transactions or as part of our continuing operations following a transaction, and that the companies or businesses we acquire may cause us to alter our international tax structure or otherwise create more complexity with respect to tax matters; and

- liability for activities of the acquired company before the acquisition, including intellectual property, commercial, and other litigation claims or disputes, security vulnerabilities, violations of laws, rules and regulations, including with respect to employee classification, tax liabilities, and other known and unknown liabilities.

If we are unable to successfully integrate and manage our strategic transactions, we may not realize the expected benefits of such transactions or become exposed to additional liabilities, and our business, financial condition, and results of operations could be adversely affected.

In addition, we have in the past chosen, and may in the future also choose, to divest certain businesses or product lines. For example, in June 2025, we sold our Apps business. As a result of this divestiture, we no longer generate Apps revenue and we may not achieve the desired strategic and financial benefits. Any future divestitures or similar transactions may, among other risks, result in reduced revenue, cause us to incur additional expenses, disrupt third party or employee relationships, and expose us to unanticipated or ongoing obligations and liabilities, including as a result of our indemnification obligations or any agreement to provide transition services.

We have experienced recent rapid growth, which may not be indicative of our future growth. We may be unable to effectively manage the growth of our business, which could adversely affect our business, financial condition, and results of operations.

We have experienced rapid growth in the scale, scope, and complexity of our business. For example, our revenue has grown rapidly, in particular since the launch of Axon AI, our advertising recommendation engine. Our growth in any prior period should not be relied upon as an indication of our future performance, as we may not be able to sustain our growth rate in the future. Even if our revenue continues to increase, we expect that our revenue growth rate may decline in the future as a result of a variety of factors, including because of more difficult comparisons to prior periods and the saturation of the market. The overall growth of our revenue depends in part on our ability to execute on our growth strategies. As we implement additional strategies designed to increase revenue, such as investing in product development, new initiatives, or strategic transactions, we are likely to recognize costs associated with these investments earlier than some of the expected benefits, and the return on these investments may be lower, or may develop more slowly, than we expect. If we are unable to generate adequate revenue growth and manage our expenses, our margins and profitability may be harmed.

Additionally, the growth and expansion of our business has placed and continues to place a significant strain on our management, operations, financial infrastructure, and culture. Our future success depends in part on our ability to manage this expanded business. If not managed effectively, this growth could result in the over-extension of our management systems and information technology systems and our internal controls and procedures may not be adequate to support this growth. Failure to adequately manage our growth in any of these ways may cause damage to our brand and reputation and adversely affect our business, financial condition, and results of operations.

We generally do not have long-term agreements with our clients.

Our clients are not required to enter into long-term agreements with us and may choose to stop using our advertising solutions at any time. In order to continue to grow our advertising solutions, we must consistently provide offerings that clients see as valuable and choose to use. If we fail to maintain our relationships with our clients, or if the terms of these relationships become less favorable to us, our results of operations would be harmed. Additionally, as certain of our clients are also our competitors, these clients may choose to invest in their own offerings rather than continue to use our advertising solutions. Any failure to maintain our relationships with clients could adversely affect our business, financial condition, and results of operations.

If we do not successfully or cost-effectively invest in, protect and enhance our brands and reputation, our business, financial condition, and results of operations could be adversely affected.

We believe that investing in and maintaining our brands and overall reputation is critical to maintaining and creating favorable relationships with, and our ability to attract, new clients and key personnel. In connection with the 2025 launch of our self-serve advertising platform (Axon Ads Manager), we publicly launched our Axon product branding. Increasing awareness of the AppLovin corporate brand and of Axon specifically will depend largely upon our marketing efforts and our ability to successfully differentiate our advertising solutions from the offerings of our competitors. In addition, successfully globalizing and extending our brands requires significant investment and extensive management time. If we fail to maintain and increase brand awareness and recognition of our advertising solutions, or fail to protect our reputation, our business, financial condition, and results of operations could be adversely affected.

Harm to our brands and reputation can arise from many sources, including actions of our business partners, service disruptions or technical issues, or legal or regulatory scrutiny. Even allegations may harm our reputation and brands and cause the market price of our Class A common stock to decline. We have, from time to time in the past, and may in the future be, the target of incomplete, inaccurate, and misleading or false statements about our company and our business that could damage our reputation and brands, divert management attention and resources, and deter clients or potential clients from using our solutions. If we do not successfully maintain, protect or enhance our brand and reputation, our business could be materially and adversely affected.

Third parties with whom we do business may be unable to honor their obligations to us or their actions may put us at risk.

We rely on third parties for various aspects of our business, including demand-side platforms, agencies, advertisers, and publishers who use our advertising solutions. Their actions may violate our contracts, policies, and applicable laws and regulations, or may otherwise put our business and reputation at risk. Demand-side platforms may be given access to personal information in order to bid on advertising inventory and in violation of our contracts, and they may misappropriate and engage in unauthorized use of our information, technology or customers' data. In violation of our policies, advertisers may enable the serving of ads that contain prohibited, restricted, or inappropriate content, or content that otherwise fails to adhere to country-specific laws, rules, or regulations. We also work with advertisers that operate sports gambling apps, apps that involve real money gambling, and apps and advertisers in other regulated industries and markets (including alcohol, CBD/hemp, financial services, and health & wellness), each of which imposes additional legal and regulatory requirements on these advertisers, which they may not comply with. A vast amount of publishers attempt to use our advertising solutions, a number of which may attempt to monetize prohibited, restricted, or inappropriate content, or may engage or attempt to engage in fraudulent or other unlawful activity in violation of our policies, which in turn from time to time may cause us to incur losses, impose additional operational costs to protect our platform, trigger additional law enforcement or other inquiries, put our reputation at risk, and otherwise adversely affect our business, financial condition, and results of operations. Further, disruptions in the mobile application industry, or financial markets, economic downturns, and poor business decisions may adversely affect our partners and may increase their propensity to engage in fraud or other unlawful activity which could harm our business or reputation, and they may not be able to honor their obligations to us, or we may cease our arrangements with them.

Additionally, the failure of third-party business partners to provide or maintain adequate services and technologies could result in a disruption to our business operations. While not material to our business to date, we experience from time to time disruptions from third parties with whom we do business, including failure to uphold contractual obligations, violations of our policies and terms of use, and other actions described in this risk. Actions by these third parties may directly or indirectly cause harm to our business, reputation, financial condition and results of operations.

Risks Related to Legal and Regulatory Matters

We are subject to laws and regulations concerning privacy, information security, data protection, consumer protection, advertising, tracking, targeting, and protection of minors, and these laws and regulations are continually evolving. Our actual or perceived failure to comply with these laws and regulations could adversely affect our business, financial condition, and results of operations.

We receive, store, and process personal information and other data, including data relating to individuals and households, and certain aspects of our services involve sharing data with demand partners and service providers. Numerous federal, state, and local laws around the world address privacy and the collection, storing, sharing, use, disclosure, deletion, protection, and other processing of personal information and other data, including data relating to individuals and households, the scope of which are changing, subject to differing interpretations, and may be inconsistent between jurisdictions or conflict with other obligations.

Governments and regulatory authorities have proposed and enacted laws and regulations relating to the collection and processing of information concerning consumer behavior, including by restricting certain targeted advertising practices. For example, the GDPR, which became effective in May 2018, created new individual privacy rights and imposed worldwide obligations on companies processing personal data of European Union ("EU") users, which has created a greater compliance burden and subjects violators to substantial monetary penalties. For example, the GDPR and other similar regulations require companies to give specific types of notice and in some cases seek consent from data subjects to collect and use their data for certain purposes, including interest-based advertising. The United Kingdom has implemented legislation that substantially implements the GDPR and which also provides for substantial monetary penalties. Such legislation remains subject to the European Commission's adequacy decision for data transfers. We cannot fully predict how United Kingdom data protection laws or regulations may develop in the medium to longer term, nor the impacts of divergent laws and guidance regarding EU and United Kingdom data protection law.

We transfer personal data relating to our employees, clients and their users from the European Economic Area ("EEA"), the United Kingdom, Switzerland, and other jurisdictions to the United States and other countries. Following the invalidation of the EU-U.S. and Swiss-U.S. Privacy Shield frameworks by the Court of Justice of the European Union in 2020 and the imposition of additional requirements regarding the use of standard contractual clauses ("SCCs"), cross-border data transfer mechanisms have been subject to heightened regulatory scrutiny, evolving guidance, and legal challenge. The European Commission adopted updated SCCs in 2021, and the United Kingdom has implemented its own contractual transfer mechanisms, which have increased compliance complexity and costs. In July 2023, the European Commission adopted an adequacy decision for the EU-U.S. Data Privacy Framework ("EU-U.S. DPF"), and related frameworks for the United Kingdom and Switzerland subsequently became effective. We are certified under these frameworks, where applicable; however, they are subject to ongoing review and potential legal challenge and may be modified, suspended, or invalidated in the future. Regulators in certain European jurisdictions have also taken the position that specific data transfer practices, including the use of certain analytics tools, may result in unlawful transfers of personal data to the United States. If existing data transfer mechanisms are restricted or invalidated, or if additional measures are required, we and our business partners and service providers may need to implement alternative or supplemental safeguards, renegotiate contracts, or modify our operations, which could increase costs, limit our ability to process personal data, disrupt our advertising solutions or other offerings, and expose us and our customers to regulatory investigations or enforcement actions. Similar cross-border data transfer restrictions under other current or future laws such as Brazil's General Data Protection Law and China's Personal Information Protection Law may further increase compliance burdens and adversely affect our business, financial condition, and results of operations.

Moreover, there are increasing restrictions in the United States on certain personal sensitive data transfers to certain foreign countries. The Department of Justice finalized a final rule implementing Executive Order 14117, effective April 8, 2025, which prohibits data transfer of personal identifiers, precise geolocation data, biometric identifiers, health data, and financial data over a certain bulk threshold to identified countries of concern (i.e., China, Hong Kong, Macau, Cuba, Iran, North Korea, Russia, and Venezuela). The rule also restricts data brokerage agreements, investment agreements, employment agreements, and vendor agreements involving such data and countries of concern. Violations of the rule may be punishable by criminal and/or civil sanctions and may result in exclusion from participation in federal and state programs. These data transfer restrictions may create operational challenges and legal risks for our business, particularly with regard to China, where we have operations.

Another example of increasingly stringent privacy legislation is California's passage of the CCPA, which went into effect in 2020, and created new privacy rights for residents, including a private right of action for data breaches. The CPRA went into effect in 2023 and significantly modified the CCPA, increasing compliance complexity and uncertainty. Additionally, other states in the U.S. have proposed or enacted laws addressing privacy and cybersecurity, many of which are comprehensive statutes containing obligations similar to the CCPA and CPRA, that have taken effect or will take effect in coming years. Certain of these laws provide for private rights of action, which may increase the likelihood of class action litigation that could also adversely affect our reputation, business, financial condition, and results of operations. The U.S. federal government is also contemplating federal privacy legislation. Our efforts to comply with the CCPA, as modified by the CPRA, and other existing and future legal requirements have required and will continue to require us to devote significant operational resources and incur significant costs and expenses. Our compliance and oversight efforts regarding privacy, data protection, and security require significant time and attention from our management and board of directors.

Further, children's privacy continues to be a focus of enforcement activities and subjects our business to potential liability that could adversely affect our business, financial condition, or operating results. For example, enforcement of COPPA, which requires companies to obtain parental consent before collecting personal information from children known to be under the age of thirteen or from child-directed websites or online services, has increased in recent years. In addition, the GDPR, the CCPA, as modified by the CPRA, and other laws contain their own prohibitions and requirements relating to processing the personal information of children. There also may be various laws, regulations, industry standards, codes of conduct, or other actual or asserted obligations relating to children's privacy to which we may be, or be asserted to be, subject, or that may otherwise impact our business and operations. For example, the United Kingdom's Age Appropriate Design Code ("AADC") is one such regulatory framework that has been adopted in the United Kingdom that focuses on online safety and protection of children's privacy online, and similar frameworks are being considered in other jurisdictions. While our terms of use prohibit publishers and advertisers from using our services in connection with end users who qualify as a "child" under applicable laws or content exclusively designed for or exclusively directed to children under applicable laws and app store policies, and we take reasonable efforts to comply with applicable laws and regulations and certain other standards, we may in the future face claims under COPPA, the GDPR, the CCPA, the CPRA, or other laws, regulations, or other actual or asserted obligations relating to children's privacy. Additionally, several jurisdictions have enacted or proposed laws imposing new privacy obligations related to health-related personal information beyond traditional medical privacy laws like the Health Insurance Portability and Accountability Act, which laws can broadly define consumer health data and in certain cases include private rights of action. Ongoing developments regarding laws and regulations concerning privacy, information security, data protection, consumer protection, advertising, and other factors that may be relevant to our business may increase compliance burdens, legal risks, and operational costs for us, our clients, and others in the advertising technology ecosystem. We endeavor to comply with applicable industry standards and are subject to the terms of our privacy-related obligations and commitments to clients, end users, and third parties. We strive to comply with all applicable laws, policies, legal obligations, and certain industry codes of conduct relating to privacy and data protection, to the extent reasonably attainable. However, it is possible that these or other actual or asserted obligations relating to privacy, data protection, or information security may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. It is also possible that laws, policies, legal obligations, or industry codes of conduct may be implemented, modified, or interpreted in manners that could prevent us from offering services to categories of persons, such as residents of a certain jurisdiction, or may make it costlier or more difficult for us to do so. Any failure or perceived failure by us to comply with our terms of use or privacy policy; with applicable laws, regulations, or legal, contractual, or other actual or asserted obligations to clients or third parties concerning the matters discussed in this risk factor; or any compromise of security that results, or is perceived to result, in the unauthorized release or transfer of personal information or other data may result in governmental enforcement actions or other proceedings, claims, demands, and litigation by private parties, or public statements against us by consumer advocacy groups or others and could cause a loss of trust in us, which could adversely affect our business, financial condition, or results of operations. Additionally, if third parties we work with, such as advertisers, publishers, vendors, service providers, or other business partners violate applicable laws or our policies, such violations may also put personal information at risk and could in turn adversely affect our reputation, business, financial condition, and results of operations.

Our business is subject to a variety of U.S. and foreign laws, many of which are unsettled and still developing, which could subject us to claims or otherwise adversely affect our business, financial condition, and results of operations.

We are subject to a variety of laws in the United States and abroad, and it is possible that a number of laws and regulations may be adopted or construed to apply to us in the United States and elsewhere that could affect our business and restrict the advertising ecosystem or development of our technologies, including state and federal laws regarding antitrust, consumer protection, electronic marketing, protection of minors, data protection, privacy, communications, content suitability, distribution, competition, taxation, intellectual property, machine learning and AI, money transmission, money laundering, investment screening, sanctions, export, national security, and climate change, which are continuously evolving and developing and any such policy and regulatory changes could impose operational and compliance burdens. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and evolving and may be conflicting, particularly laws outside the United States. There is a risk that existing or future laws may be interpreted in a manner that is not consistent with our current practices and which could adversely affect our business. As our advertising solutions grow and evolve, including through the use of and integration of AI technologies, and are used in a greater number of countries and on a larger scale, we may also become subject to new laws and regulations in additional jurisdictions or jurisdictions may claim that we are required to comply with their laws and regulations. The regulation of AI technologies is a relatively new and evolving area of law which we may become subject to as we continue to explore the use of AI technologies in our current and future products. For example, in the EU, the EU Artificial Intelligence Act imposes a regulatory framework for the companies' development and use of AI systems, and numerous state laws in the U.S. have been proposed, and in certain cases enacted, regulating aspects of the development and use of AI systems. Beyond the EU and U.S., many other countries have proposed AI-related legal frameworks. There is a risk that existing or future laws may be interpreted in a manner that is not consistent with our current practices and which could adversely affect our business.

Furthermore, the growth and development of e-commerce and virtual goods may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies such as ours conducting business through the internet and mobile devices. We may also expand into new business opportunities that subject us to additional laws and regulations. As such, we may be required to seek licenses, authorizations, or approvals from relevant regulators, the granting of which may be dependent on us meeting certain capital and other requirements and we may be subject to additional regulation and oversight, all of which could significantly increase our operating costs. Changes in current laws or regulations or the imposition of new laws and regulations in the United States or elsewhere regarding these activities may lessen the growth of the advertising ecosystem. Any costs incurred as a result of adapting to laws and regulations, or as a result of liability in connection therewith, could adversely affect our business, financial condition, reputation and results of operations.

The development and use of AI in our business, combined with an uncertain regulatory environment, may adversely affect our business, reputation, financial condition or results of operations.

We use AI technologies in connection with the development of our advertising solutions, including Axon AI, our advertising recommendation engine, and other product offerings, as well as in other aspects of our business, and we will continue to invest in the expansion of our AI capabilities, including possibly generative AI. These technologies are complex and rapidly evolving, and the development of AI technologies can require significant investment. Expanding our AI capabilities subjects us to many of the risks discussed elsewhere in this Risk Factors section, including risks relating to rapid technological change, the highly technical nature of software, and competition.

Additionally, the introduction of AI technologies into new or existing products or other offerings may result in new or enhanced governmental or regulatory scrutiny, litigation, confidentiality, privacy, data protection, or security risks, social or ethical concerns, or other complications that could adversely affect our business, reputation, financial condition or results of operations. The impact of AI technology on intellectual property ownership and licensing rights, including copyright, has not been fully addressed by U.S. courts or other federal or state laws or regulations, and the use of third-party AI technologies in connection with our products and services may result in exposure to claims of copyright infringement or other intellectual property misappropriation. AI technologies, including generative AI, may create content that is, or is perceived to be, deficient, inaccurate, biased, offensive, unethical, or otherwise flawed. Our customers or others may rely on or use this content to their detriment, which may expose us to brand or reputational harm, competitive harm, and/or legal liability.

We are subject to the Foreign Corrupt Practices Act, and similar anti-corruption and anti-bribery laws, and non-compliance with such laws could subject us to criminal penalties or significant fines and adversely affect our business and reputation.

We are subject to the Foreign Corrupt Practices Act (the "FCPA"), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, and similar anti-corruption and anti-bribery laws applicable in the jurisdictions in which we conduct business. Anti-corruption and anti-bribery laws prohibit companies, their employees, and third party business partners, representatives, and agents from promising, authorizing, making or offering improper payments or other benefits, directly or indirectly, to government officials and others in the private sector in order to influence official action, direct business to any person, gain any improper advantage, or obtain or retain business. As we continue to expand our business internationally, our risks under these laws increase.

We and our employees, third-party business partners, representatives, and agents may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and we may be held liable for the corrupt or other illegal activities of our employees, third-party business partners, representatives, and agents, even if we do not explicitly authorize such activities. These laws also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. While we have policies and procedures to address compliance with such laws, we cannot assure you that our employees, third-party business partners, representatives, and agents will not take actions in violation of our policies or applicable law, for which we may be ultimately held responsible and our exposure for violating these laws increases as our international presence expands and as we increase sales and operations in foreign jurisdictions.

Any allegations or violations of the FCPA or other applicable anti-corruption laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions, suspension or disbarment from U.S. government contracts, substantial diversion of management's attention, significant legal fees and fines, severe criminal or civil sanctions against us, our officers, or our employees, disgorgement of profits, other sanctions and remedial measures, and prohibitions on the conduct of our business, any of which could adversely affect our reputation, business, financial condition, and results of operations. Responding to any investigation or action will likely result in a significant diversion of management's attention and resources and significant defense costs and other professional fees.

We are subject to governmental export controls and economic sanctions laws that could impair our ability to compete in global markets or subject us to liability if we violate the controls.

Our advertising solutions may be subject to U.S. export controls, including the Export Administration Regulations. Under these regulations, exports of our products and services as well as the underlying technology may require export authorizations, including by license, a license exception, or other appropriate government authorizations, and the filing of a classification request or self-classification report to use a license exception, as applicable.

Furthermore, our activities are subject to U.S. economic sanctions laws and regulations administered by the U.S. Department of Treasury's Office of Foreign Assets Control that prohibit transactions with sanctioned parties, including the provision of services and the export of hardware, software, and technology to embargoed jurisdictions or sanctioned parties without the required authorizations. These laws and regulations are rapidly evolving and may be in conflict across international jurisdictions, leading to uncertainty and difficulty in achieving full compliance. Should we violate such existing or similar future laws or regulations, we may be subject to substantial monetary fines or suffer reputational damage and other penalties that could negatively impact our business. If we need to obtain any necessary export licenses or other authorizations for a particular sale, the process may be time-consuming and may result in the delay or loss of opportunities to sell our products.

We take precautions to prevent our products and services and the underlying technology from being provided, deployed or used in violation of export control and sanctions laws and regulations, including implementation of IP address blocking and sanctioned person screening, and continue to evaluate further enhancements to our policies and procedures relating to export control and sanctions compliance. However, we cannot assure you that our policies and procedures relating to export control and sanctions compliance will prevent violations in the future by us or our partners or agents. If we are found to be in violation of sanctions or export control regulations, including failure to obtain appropriate import, export, or re-export licenses or permits, it can result in significant penalties and government investigations, as well as reputational harm and loss of business. Knowing and willful violations can result in possible incarcerations for responsible employees and managers.

In addition to the United States, various other countries regulate the import and export of certain encryption and other technology, including import and export licensing requirements, and have enacted laws that could limit our ability to distribute our products or could limit our clients' ability to implement our products in those countries. Changes in our advertising solutions, or future changes in export and import regulations may create delays in the introduction of our products and the underlying technology in international markets, prevent our clients with global operations from deploying our products globally, or, in some cases, prevent the export or import of our products to certain countries, governments, or persons altogether. For example, the Chinese government has retaliated, and may continue to retaliate, to recent changes in U.S. tariffs and export controls in ways that could indirectly impact our business. If we are unable to promptly or properly react to new developments in these and other international regions, our business, financial condition, and results of operations could be adversely affected.

Our growth strategy includes further expanding our operations and client base in international markets and acquiring companies that may operate in countries where we do not already do business. Such acquisitions may subject us to additional or expanded export and sanctions regulations. Further, any change in export or import regulations or controls, economic sanctions or related legislation, or change in the countries, governments, persons, or technologies targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential clients with global operations. Any decreased use of our products or limitation on our ability to export or sell our products in major international markets could adversely affect our business, financial condition, and results of operations.

Changes in tax laws or tax rulings could adversely affect our effective tax rates, business, financial condition, and results of operations.

We are subject to tax laws, regulations, and rulings in the United States and numerous foreign jurisdictions. Changes in tax laws or tax rulings, or changes in interpretations of existing laws, in the tax regimes that we are subject to or operate under could cause us to be subject to additional income-based taxes and non-income taxes (such as payroll, sales, use, value-added, digital services, net worth, property, and goods and services taxes), which in turn could adversely affect our financial condition and results of operations. For example, the Inflation Reduction Act of 2022, enacted in August 2022, imposes a 15% minimum tax on global adjusted financial statement income for tax years beginning after December 31, 2022 for certain large companies. In addition, a number of other countries and organizations, such as the Organisation for Economic Cooperation and Development ("the OECD"), have enacted changes to existing tax laws or new laws that could impact our tax obligations, including a framework that imposes a 15% global minimum tax, which has been implemented into the domestic laws of some non-U.S. jurisdictions, and is being considered for implementation by other countries. On January 5, 2026, the OECD announced a "side-by-side" elective safe harbor that exempts U.S.-parented multinational entities from certain provisions of the global minimum tax for fiscal years beginning on or after January 1, 2026. Additionally, the One Big Beautiful Bill Act ("OBBBA"), enacted in July 2025, modifies existing U.S. tax laws, including by permitting the deduction of certain U.S. research and development expenditures and changing the calculation and deductibility of certain provisions related to international income for U.S. federal income tax purposes. Any significant changes to our future effective tax rate could adversely affect our business, financial condition, and results of operations.

We may have exposure to greater than anticipated tax liabilities.

Our tax obligations are based in part on our corporate operating structure and intercompany arrangements, including the manner in which we develop, value, manage, and use our intellectual property; the valuation of our intercompany transactions; and our corporate governance structure. The tax laws applicable to our business, including the laws of the United States and other jurisdictions, are subject to interpretation and certain jurisdictions are aggressively interpreting their laws in new ways in an effort to raise additional tax revenue. Our existing corporate structure and intercompany arrangements have been implemented in a manner we believe is in compliance with current prevailing tax laws. However, the taxing authorities of the jurisdictions in which we operate may challenge our methodologies for valuing developed technology or intercompany arrangements, or determining the location(s) of management and control, which could impact our worldwide effective tax rate and adversely affect our financial condition and results of operations. Moreover, changes to our corporate structure and intercompany agreements, including through future acquisitions or divestitures, in addition to changes in domestic or international tax laws could impact our worldwide effective tax rate and adversely affect our business, financial condition, and results of operations.

In addition, we are subject to federal, state, and local taxes in the United States and numerous foreign jurisdictions. Significant judgment is required in evaluating our tax positions and our worldwide provision for taxes. During the ordinary course of business, there are many activities and transactions for which the ultimate tax determination is uncertain. Our tax obligations and effective tax rates could be adversely affected by changes in the relevant tax, accounting, and other laws, regulations, principles, and interpretations, including those relating to income tax nexus, by our earnings being lower than anticipated in jurisdictions where we have lower statutory rates and higher than anticipated in jurisdictions where we have higher statutory rates, and by challenges to our intercompany relationships and transfer pricing arrangements. The relevant taxing authorities may disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a disagreement were to occur, and our position were not sustained, we could be required to pay additional taxes, interest, and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our business, with some changes possibly affecting our tax obligations in future or past years. We believe that our financial statements reflect adequate reserves to cover such a contingency, but there can be no assurances in that regard.

Taxing authorities may successfully assert that we should have collected or in the future should collect sales and use, value added or similar taxes, and any such assessments could adversely affect our business, financial condition, and results of operations.

We collect sales tax and value added taxes in a number of jurisdictions. Sales and use, value added, digital services, and similar tax laws and rates vary greatly by jurisdiction. Certain jurisdictions in which we do not collect such taxes may assert that such taxes are applicable or that our presence in such jurisdictions is sufficient to require us to collect taxes, which could result in tax assessments, penalties, and interest, and we may be required to collect such taxes in the future. Such tax assessments, penalties, and interest or future requirements may adversely affect our financial condition and results of operations. Further, following the U.S. Supreme Court's ruling in June of 2018 in South Dakota v. Wayfair, Inc., U.S. states may require an out-of-state seller with no in-state property or personnel to collect and remit sales tax on sales to the state's residents, which may permit wider enforcement of sales tax collection requirements. Therefore, the application of existing or future laws relating to sales tax to our business, or the audit of our business and operations with respect to such taxes or challenges of our positions by taxing authorities, all could result in increased tax liabilities for us or our customers, create additional administrative burdens for us, put us at a competitive disadvantage if such states do not impose similar obligations on our competitors, and decrease our future sales, which could adversely affect our business, financial condition, and results of operations.

We may not be able to realize tax savings from our international structure, which could materially and adversely affect our results of operations.

We have implemented an international structure involving our Singapore subsidiary, which may be challenged by tax authorities, and if such challenges are successful, the tax savings we expect to realize could be adversely affected. If additional substantial modifications to our international structure or the way we operate our business are made, if changes in domestic and international tax laws negatively impact the structure, if we do not operate our business consistent with the structure and applicable tax provisions, if we fail to achieve our revenue and profit goals, or if the international structure or our application of arm's-length principles to intercompany arrangements is successfully challenged by the U.S. or foreign tax authorities, our effective tax rate may increase, which could materially and adversely affect our financial condition and results of operations.

If we are found liable for content or advertising that is served through our advertising solutions, our business could be adversely affected.

As a distributor of content, we face potential liability for negligence, copyright, patent or trademark infringement, public performance royalties, or other claims based on the nature and content of materials that we distribute. The Digital Millennium Copyright Act (the "DMCA") is intended, in part, to limit the liability of eligible service providers for caching, hosting, or linking to user content that includes materials that infringe copyrights or other rights. We rely on the protections provided by the DMCA in conducting our business. Similarly, Section 230 of the Communications Decency Act ("Section 230") protects online distribution platforms, such as ours, from actions taken under various laws that might otherwise impose liability on the platform provider for what content creators develop or the actions they take or inspire. Our terms of use and policies also prohibit our clients from using our services to monetize or distribute content that may violate third-party intellectual property rights.

However, the DMCA, Section 230, and similar statutes and doctrines that we may rely on in the future are subject to uncertain judicial interpretation and regulatory and legislative amendments. Future regulatory or legislative changes may ultimately require us to take a more active approach towards content moderation, which could diminish the depth, breadth, and variety of content we offer and, in so doing, reduce our revenue. Moreover, the DMCA and Section 230 provide protections primarily in the United States. If the rules around these statutes and doctrines change, if international jurisdictions refuse to apply similar protections, or if a court were to disagree with our application of those rules to our business, we could incur liability and our business could be adversely affected. If we become liable for these types of claims as a result of the content or the advertisements that are served through our advertising solutions, then our business may be adversely affected. Litigation to defend these claims could be costly and the expenses and damages arising from any liability could adversely affect our business. Our insurance may not be adequate to cover these types of claims or any liability that may be imposed on us.

In addition, regardless of any legal protections that may limit our liability for the actions of third parties, our clients may not comply with their obligations and we may incur significant legal expenses and other costs if rights holders assert claims, or commence litigation, alleging infringement against our clients and/or us. While we maintain processes and systems for the reporting and removal of infringing content, such prohibitions, processes, and systems may not always be successful. If other developers, licensees, platform providers, business partners, and personnel are influenced by the existence of types of claims or proceedings and are deterred from working with us as a consequence, our ability to maintain or expand our business, including through international expansion plans, could be adversely affected.

We have incurred and will continue to incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could adversely affect our business, financial condition, and results of operations.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), and the rules and regulations of the SEC and the Nasdaq listing standards. The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and results of operations. Compliance with these requirements has increased and will continue to increase our legal, accounting, and financial compliance costs and increase demand on our systems, making some activities more time-consuming and costly. We believe these rules and regulations have made it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to maintain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers. As a public company, we have incurred and expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. In addition, as a public company, we may be subject to shareholder activism, which can lead to substantial costs, distract management, and impact the manner in which we operate our business in ways we cannot currently anticipate.

As a result of disclosure of information in our public filings with the SEC as required of a public company, our business and financial condition has become more visible, which has resulted in and may in the future result in threatened or actual litigation, including by competitors and other third parties. For example, beginning in March 2025, several securities complaints were filed against us, our board of directors, and/or certain of our officers alleging violations of the Exchange Act concerning statements made regarding our advertising solutions and our financial growth. If such claims are successful, our business, financial condition, and results of operations could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and our board of directors and adversely affect our business, financial condition, and results of operations.

Legal or regulatory proceedings and settlements could cause us to incur additional expenses or otherwise adversely affect our business, financial condition, and results of operations.

We are involved in or may become involved in claims, suits, government investigations, including formal and informal inquiries or requests for information or audits from government authorities and regulators, and proceedings arising in the ordinary course of our business, including actions with respect to intellectual property claims, securities claims, privacy, data protection, consumer protection, competition or law enforcement matters, tax matters, labor and employment claims, commercial and acquisition-related claims, and other matters in the United States, Europe, and around the world, especially as we continue to grow and expand our operations. Further, following our sale of our Apps business in June 2025, we have retained responsibility for certain legal proceedings related to our former studios. While these proceedings are not expected to be material, we expect to incur additional costs related to the resolution of these matters.

Any such claims, suits, government investigations, and proceedings are inherently uncertain and their results cannot be predicted with certainty. Regardless of their outcomes, such legal or regulatory proceedings can have an adverse impact on us because of legal costs, diversion of management and other personnel attention, and other factors. In addition, it is possible that a resolution of one or more such proceedings could result in substantial costs, civil and criminal liability, penalties, or sanctions, as well as judgments, consent decrees, or orders preventing us from offering certain features, functionalities, products or services, or requiring a change in our business practices, products or technologies, which could adversely affect our reputation, business, financial condition, and results of operations.

Risks Related to Our Intellectual Property

Failure to protect or enforce our proprietary and intellectual property rights or the costs involved in such enforcement could adversely affect our business, financial condition, and results of operations.

We regard our advertising solutions and related source code as proprietary and rely on a variety of methods, including a combination of copyright, patent, trademark, and trade secret laws and employee and third-party non-disclosure agreements, to protect our proprietary rights. We view the protection of our trade secrets, copyrights, trademarks, service marks, trade dress, domain names, patents, and other product rights as critical to our success. We strive to protect our intellectual property rights by relying on federal, state, and common law rights, as well as contractual restrictions and business practices. We also enter into confidentiality and invention assignment agreements with our employees and contractors and confidentiality agreements with parties with whom we conduct business in order to limit access to, and disclosure and use of, our proprietary information. However, these contractual arrangements and business practices may not prevent the misappropriation of our proprietary information or deter independent development of similar technologies by others.

We own or license, and pursue the registration of, copyrights, trademarks, service marks, domain names, and patents in the United States and in certain locations outside the United States. This process can be expensive and time-consuming, may not always be successful depending on local laws or other circumstances, and we also may choose not to pursue registrations in every location depending on the nature of the project to which the intellectual property rights pertain. We may, over time, increase our investments in protecting our creative works.

We also cannot be certain that existing intellectual property laws will provide adequate protection for our products in connection with emerging technologies. For example, laws relating to intellectual property ownership and license rights, including copyright, with respect to AI and the use of tools containing AI have not been fully interpreted by U.S. courts or been fully addressed by federal and state regulations. As a result, our ability to fully protect our products, technologies and solutions under current and future legal regimes, especially as it relates to AI tools and technologies, may be limited or impacted by future laws, regulations, interpretations or other legislative or judicial actions. Litigation may be necessary to enforce our intellectual property rights, protect our trade secrets, or determine the validity and scope of proprietary rights claimed by others. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs, adverse publicity, and diversion of management and technical resources. If we fail to maintain, protect, and enhance our intellectual property rights, our business, financial condition, and results of operations could be adversely affected.

We are, and may in the future be, subject to intellectual property disputes, which are costly to defend and could require us to pay significant damages and could limit our ability to use certain technologies in the future.

From time to time, we have faced, and we may face in the future, allegations that we have infringed the trademarks, copyrights, patents, and other intellectual property rights of third parties, including from our competitors, non-practicing entities and former employers of our personnel. Intellectual property litigation may be protracted and expensive, and the results are difficult to predict. As a result of any court judgment or settlement, we may be obligated to alter our advertising solutions, in a particular geographic region or worldwide, pay royalties or significant settlement costs, purchase licenses, or develop substitutes.

In certain of our agreements, we also indemnify our licensees and other business partners. We may incur significant expenses defending these business partners if they are sued for intellectual property infringement based on allegations related to our technology. If a business partner were to lose a lawsuit and in turn seek indemnification from us, we also could be subject to significant monetary liabilities. In addition, because our advertising solutions often involve the use of third-party technology, this increases our exposure to litigation in circumstances where there is a claim of infringement asserted against one of our products and services in question, even if the claim does not pertain to our technology.

Many of our products and services contain open source software, and we license some of our software through open source projects, which may pose particular risks to our proprietary software, products, and services in a manner that could adversely affect our business, financial condition, and results of operations.

We use open source software in our advertising solutions and expect to continue to use open source software in the future. In addition, we contribute software source code to open source projects under open source licenses or release internal software projects under open source licenses, and anticipate continuing to do so in the future. The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services. Additionally, under some open source licenses, if we combine our proprietary software with open source software in a certain manner, third parties may claim ownership of, a license to, or demand release of, the open source software or derivative works that we developed using such software, which could include our proprietary source code. Such third parties may also seek to enforce the terms of the applicable open source license through litigation which, if successful, could require us to make our proprietary software source code freely available, purchase a costly license, or cease offering the implicated products or services unless and until we can re-engineer them to avoid infringement. This re-engineering process could require significant additional research and development resources, and we may not be able to complete it successfully. In addition to risks related to open source license requirements, use of certain open source software may pose greater risks than use of third-party commercial software, since open source licensors generally do not provide warranties or controls on the origin of software and open source software could incorporate AI generated code which may be a result of hallucinatory behavior. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could adversely affect our business, reputation, financial condition, and results of operations.

Risks Related to Financial and Accounting Matters

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the rules and regulations of the applicable Nasdaq listing standards. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming and costly, and place significant strain on our personnel, systems, and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers.

In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight. If any of these new or improved controls and systems do not perform as expected, we may experience deficiencies in our controls. The effectiveness of our controls and procedures may also be limited by a variety of factors including faulty human judgment and simple errors, omissions or mistakes, fraudulent action of an individual or collusion of two or more people, and inappropriate management override of controls and procedures.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, to the extent we acquire other businesses, the acquired company may not have a sufficiently robust system of controls and we may discover deficiencies. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could adversely affect our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we are required to include in our periodic reports that are filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely cause the market price of our Class A common stock to decline. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the Nasdaq Global Select Market. As a public company, we are required to provide an annual management report on the effectiveness of our internal control over financial reporting and our independent registered public accounting firm is required to formally attest to the effectiveness of our internal control over financial reporting. Our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could adversely affect our business, financial condition, and results of operations and could cause the market price of our Class A common stock to decline.

We may be required to record a significant charge to earnings if our goodwill becomes impaired.

We are required under GAAP to review our goodwill for impairment at least annually or more frequently when events or changes in circumstances indicate the carrying value may not be recoverable. Factors that may be considered a change in circumstances, indicating a requirement to reevaluate whether our goodwill continues to be recoverable, include a significant decline in the market price of our Class A common stock and our market capitalization, slower growth rates in our industry, underperformance of certain assets, or other material and adverse events. We may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill is determined.

We have indebtedness, and our obligations thereunder may limit our operational flexibility or otherwise adversely affect our business, financial condition, and results of operations.

As of December 31, 2025, we had a total of $3.6 billion in aggregate principal amount of senior unsecured notes outstanding (the "Senior Notes"). We also had $1.0 billion of commitments (with a $100 million letter of credit sublimit) under our senior unsecured credit agreement that provides for an unsecured revolving credit facility (the "Credit Agreement"). As of December 31, 2025, we did not have outstanding borrowings under the Credit Agreement.

Our indebtedness could adversely impact us. For example, these obligations could among other things:

- require us to dedicate a significant portion of our cash flow from operations to service and repay the indebtedness, reducing the amount of cash flow available for other purposes;

- make it difficult for us to pay other obligations;

- increase our cost of borrowing;

- make it difficult to obtain favorable terms for any necessary future financing for working capital, capital expenditures, strategic acquisitions and partnerships, debt service requirements, or other purposes;

- restrict us from making strategic acquisitions and partnerships or cause us to make divestitures or similar transactions;

- adversely affect our liquidity and result in a material adverse effect on our financial condition upon repayment of the indebtedness;

- increase our vulnerability to adverse economic and industry conditions;

- increase our exposure to interest rate risk from variable rate indebtedness;

- place us at a competitive disadvantage compared to our less leveraged competitors; and

- limit our flexibility in planning for and reacting to changes in our business.

In addition, from time to time we have entered into interest rate swap instruments to limit our exposure to changes in variable interest rates. While our hedging strategy is designed to minimize the impact of increases in interest rates applicable to our variable rate debt, including our credit facility, there can be no guarantee that our hedging strategy will be effective, and we may experience credit-related losses in some circumstances. Upon the occurrence of a change of control repurchase event (as defined in the indenture governing the Senior Notes), we will be required to repurchase the Senior Notes at the option of each holder. We may not have sufficient funds to repurchase the Senior Notes in cash at the time of any change of control repurchase event. Upon the occurrence of a change of control (as defined in the Credit Agreement), the lenders thereunder could accelerate the obligations under the Credit Agreement and terminate the commitments under the Credit Agreement. The indentures governing the Senior Notes also include customary affirmative and negative covenants (including covenants restricting our ability to incur certain liens and enter into sale and leaseback transactions, subject to certain exceptions), events of default, and other customary provisions. The Credit Agreement also imposes restrictions on us and requires us to maintain compliance with specified covenants regardless of whether any amounts are outstanding thereunder. Our ability to comply with these covenants may be affected by market, economic, financial, competitive, legislative, and regulatory factors, as well as other factors that are beyond our control. A breach of any of the covenants in the indentures governing the Senior Notes or the Credit Agreement could result in an event of default, which, if not cured or waived, could trigger acceleration of our indebtedness and an increase in the interest rates applicable to such indebtedness (in the case of the Credit Agreement), and may result in the acceleration of or default under any other debt we may incur in the future to which a cross-acceleration or cross-default provision applies. The acceleration of the indebtedness under the Credit Agreement, the Senior Notes, or under any other indebtedness could have a material and adverse effect on our business, financial condition, and results of operations.

We receive debt ratings from the major credit rating agencies in the United States. Factors that may impact our credit ratings include debt levels, planned asset purchases or sales and near-term and long-term growth opportunities. Liquidity, asset quality and cost structure could also be considered by the rating agencies. The applicable margins with respect to the loans incurred under the Credit Agreement will vary based on our applicable public debt credit ratings assigned by Moody's Investors Service, Inc., Standard & Poor's Financial Services LLC, Fitch's and any successor to each such rating agency business. Moreover, our Senior Notes are currently rated investment-grade by various rating agencies. A ratings downgrade, including any announcement that our ratings are under further review for a downgrade, could adversely impact our ability to access debt markets in the future and increase the cost of current or future debt and may adversely affect our share price.

We may be unable to generate sufficient cash flow to satisfy our significant debt service obligations, which could have a material and adverse effect on our business, financial condition, results of operations, and cash flows.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and results of operations, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory, and other factors beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, or interest on our indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay strategic acquisitions and partnerships, capital expenditures, and payments on account of other obligations, seek additional capital, restructure or refinance our indebtedness, or sell assets. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and could require us to comply with more onerous covenants, which could further restrict our business operations. In addition, we cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms, or at all.

If we are unable to repay or otherwise refinance our indebtedness when due, or if any other event of default is not cured or waived, the applicable lenders or holders could accelerate our outstanding obligations, which could force us into bankruptcy or liquidation. In the event the applicable lenders or holders accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness. Any acceleration of amounts due under the agreements governing our indebtedness could have a material and adverse effect on our business.

We may require additional capital to meet our financial obligations and support business growth, and this capital may not be available on acceptable terms or at all.

We intend to continue to make significant investments to support our business growth and may require additional funds to respond to business challenges, including the need to continue to develop our advertising solutions, improve our operating infrastructure, or enter into new markets or strategic transactions. Accordingly, we may need to engage in equity, equity-linked, or debt financings to secure additional funds. Our ability to obtain additional financing that we may choose or need, including for the refinancing of future debt maturities or potential strategic acquisitions and investments, will depend on, among other things, our development efforts, business plans, operating performance, and the condition of the capital markets at the time we seek financing. Also, if we raise additional funds through future issuances of equity or equity-linked securities, our existing stockholders could experience significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our Class A common stock. Any debt financing that we secure in the future could involve offering security interests and undertaking restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Our Credit Agreement, which provides for a revolving credit facility, contains a financial covenant with which we must comply. We may not be able to obtain additional financing on terms favorable to us, if at all. Additionally, if we seek to access additional capital or increase our borrowing, there can be no assurance that financing and credit may be available on favorable terms, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business, financial condition, or results of operations could be adversely affected.

Risks Related to Ownership of Our Class A Common Stock and Governance

The multi-class structure of our common stock and the Voting Agreement among the Voting Agreement Parties have the effect of concentrating voting power with the Voting Agreement Parties, which will limit your ability to influence the outcome of matters submitted to our stockholders for approval, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and bylaws, and the approval of any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transactions.

We have three classes of common stock. Our Class A common stock has one vote per share, our Class B common stock has 20 votes per share, and our Class C common stock has no voting rights, except as otherwise required by law. Adam Foroughi, our co-founder, CEO, and Chairperson and Herald Chen, a member of our board of directors (collectively with certain affiliates, the "Voting Agreement Parties") together hold all of the issued and outstanding shares of our Class B common stock. As of December 31, 2025, the Voting Agreement Parties collectively held approximately 67% of the voting power of our outstanding capital stock in the aggregate. This voting power includes shares of Class A common stock deemed beneficially owned in accordance with Rule 13d-3(d)(1) under the Exchange Act. The Voting Agreement Parties have entered into a voting agreement (the "Voting Agreement") whereby all Class B common stock held by the Voting Agreement Parties and their respective permitted entities and permitted transferees will be voted as determined by Mr. Foroughi and Mr. Chen. As a result, the Voting Agreement Parties will collectively be able to determine or significantly influence any action requiring the approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and bylaws, and the approval of any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction. The Voting Agreement Parties may have interests that differ from yours and may vote in a way with which you disagree, and which may be adverse to your interests. This concentrated control may have the effect of delaying, preventing, or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their capital stock as part of a sale of our company, and might ultimately affect the market price of our Class A common stock.

Future transfers by the holders of Class B common stock will generally result in those shares automatically converting into shares of Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning or other transfers among the Voting Agreement Parties. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon certain events specified in our amended and restated certificate of incorporation.

In addition, because our Class C common stock carries no voting rights (except as otherwise required by law), if we issue Class C common stock in the future, the holders of Class B common stock may be able to elect all of our directors and to determine the outcome of most matters submitted to a vote of our stockholders for a longer period of time than would be the case if we issued Class A common stock rather than Class C common stock in such transactions.

We are considered a "controlled company" within the meaning of the Nasdaq corporate governance requirements, and, as a result, we qualify for exemptions from certain corporate governance requirements.

As a result of our multi-class common stock structure and the Voting Agreement among the Voting Agreement Parties, the Voting Agreement Parties collectively hold greater than a majority of the voting power of our outstanding capital stock and the Voting Agreement Parties have the authority to vote the shares of all Class B common stock, subject to the terms of the Voting Agreement, at their discretion on all matters to be voted upon by stockholders. Therefore, we are considered a "controlled company" as that term is set forth in the Nasdaq corporate governance requirements. Under these corporate governance requirements, a company in which over 50% of the voting power for the election of directors is held by an individual, a group, or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements, including:

- the requirement that a majority of its board of directors consist of independent directors;

- the requirement that we have a nominating/corporate governance committee that is comprised entirely of independent directors with a written charter addressing the committee's purpose and responsibilities;

- the requirement that we have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

- the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

We do not currently avail ourselves of any of these corporate governance accommodations, though we may do so in the future. In the event that we cease to be a "controlled company" and our Class A common stock continues to be listed on Nasdaq, we will be required to comply with these provisions within the applicable transition periods.

The market price of our Class A common stock has been, and could continue to be, volatile, and you could lose all or part of your investment.

The market price of our Class A common stock has fluctuated, and may continue to fluctuate, substantially depending on a number of factors, including those described in this "Risk Factors" section, many of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our Class A common stock. Factors that have in the past caused and could in the future cause fluctuations in the market price of our Class A common stock include the following:

- price and volume fluctuations in the overall stock market from time to time, including fluctuations due to general economic uncertainty or negative market sentiment;

- volatility in the market and trading volumes of technology stocks;

- changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

- sales of shares of our Class A common stock by us or our stockholders;

- rumors and market speculation involving us or other companies in our industry;

- failure of securities analysts to maintain coverage of us, changes in financial estimates by securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

- actual or perceived significant data privacy or cybersecurity incidents involving our advertising solutions;

- the financial or non-financial metric projections we may provide to the public, any changes in those projections or our failure to meet those projections;

- third-party data published about us or other advertising companies, whether or not such data accurately reflects circumstances;

- announcements by us or our competitors of new products or services;

- the public's reaction to our press releases, other public announcements, and filings with the SEC;

- fluctuations in the trading volume of shares of our Class A common stock or the size of our public float;

- short selling of our Class A common stock or related derivative securities, and the publication of short seller reports;

- actual or anticipated changes or fluctuations in our results of operations;

- actual or anticipated developments in our business, our competitors' businesses, or the competitive landscape generally;

- our issuance or repurchase of shares of our Class A common stock;

- litigation or regulatory action involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;

- developments or disputes concerning our intellectual property or other proprietary rights;

- announced or completed acquisitions of businesses or technologies by us or our competitors;

- new laws, regulations or app store policies or new interpretations of existing laws, regulations or app store policies applicable to our business;

- changes in accounting standards, policies, guidelines, interpretations, or principles;

- major catastrophic events in our domestic and foreign markets;

- any significant change in our management; and

- general economic conditions and slow or negative growth of our markets.

In addition, the market price of our Class A common stock has in the past fluctuated and could in the future fluctuate for reasons unrelated to our business, financial condition, or results of operations, including if the market for technology stocks or the stock market in general experiences a loss of investor confidence. The market price of our Class A common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. Accordingly, we cannot assure you of the liquidity of any trading market, your ability to sell your shares of our Class A common stock when desired, or the prices that you may obtain for your shares of our Class A common stock.

In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been brought against that company. If the market price of our Class A common stock is volatile, we may become the target of securities litigation. Securities litigation could result in substantial costs and divert our management's attention and resources from our business. Such litigation could adversely affect our business, financial condition, and results of operations.

We may not realize the anticipated long-term stockholder value of our share repurchase programs and any failure to repurchase our Class A common stock after we have announced our intention to do so may negatively impact our stock price.

Our board of directors has authorized a share repurchase program under which we repurchase shares of our Class A common stock from time to time. We may make share repurchases through a variety of methods, including open share market purchases, block transactions or privately negotiated transactions, in accordance with applicable federal securities laws. Our share repurchase program has no time limit, does not obligate us to repurchase any specific number of shares and may be suspended at any time at our discretion and without prior notice. The timing and amount of any repurchases, if any, will be subject to liquidity, stock price, market and economic conditions, compliance with applicable legal requirements such as Delaware surplus and solvency tests, compliance with our credit agreement, and other relevant factors. Any failure to repurchase stock after we have announced our intention to do so may negatively impact our reputation and investor confidence in us and may negatively impact our stock price.

The existence of this share repurchase program could cause our stock price to be higher than it otherwise would be and could potentially reduce the market liquidity for our stock. Although this program is intended to enhance long-term stockholder value, there is no assurance it will do so because the market price of our Class A common stock may decline below the levels at which we repurchased shares and short-term stock price fluctuations could reduce the effectiveness of the program.

Repurchasing our Class A common stock will reduce the amount of cash we have available to fund working capital, capital expenditures, strategic acquisitions or business opportunities, and other general corporate requirements, and we may fail to realize the anticipated long-term stockholder value of any share repurchase programs.

The issuance of additional stock in connection with financings, acquisitions, investments, our equity incentive plans, or otherwise will dilute all other stockholders.

Our amended and restated certificate of incorporation authorizes us to issue up to 1,500,000,000 shares of Class A common stock, up to 150,000,000 shares of Class C common stock, and up to 100,000,000 shares of preferred stock with such rights and preferences as may be determined by our board of directors. Subject to compliance with applicable rules and regulations, we may issue shares of Class A common stock or securities convertible into shares of our Class A common stock from time to time in connection with a financing, acquisition, investment, our equity incentive plans, or otherwise. Any such issuance could result in dilution to our existing stockholders and/or negatively impact the market price of our Class A common stock.

Our multi-class stock structure, the Voting Agreement, and other provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make a merger, tender offer, or proxy contest difficult, thereby depressing the market price of our Class A common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may make the acquisition of our company more difficult, including the following:

- our multi-class common stock structure and the Voting Agreement, which provide the Voting Agreement Parties with the ability to determine or significantly influence the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding common stock;

- vacancies on our board of directors may be filled only by our board of directors and not by stockholders;

- a special meeting of our stockholders may only be called by a majority of our board of directors, the chairperson of our board of directors, our Chief Executive Officer, or our President;

- advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders;

- our amended and restated certificate of incorporation does not provide for cumulative voting;

- our amended and restated certificate of incorporation authorizes undesignated preferred stock, the terms of which may be established and shares of which may be issued by our board of directors, without further action by our stockholders;

- after the first date on which the outstanding shares of our Class B common stock represent less than a majority of the total combined voting power of our Class A common stock and our Class B common stock (the "Voting Threshold Date"), our stockholders will only be able to take action at a meeting of stockholders and will not be able to take action by written consent for any matter; and

- certain litigation against us may only be brought in Delaware.

These provisions, alone or together, could discourage, delay, or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions they desire, any of which, under certain circumstances, could limit the opportunity for our stockholders to receive a premium for their shares of our Class A common stock, and could also affect the market price of our Class A common stock.

Our amended and restated bylaws designate a state or federal court located within the State of Delaware and the federal district courts of the United States as the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to choose the judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders, (iii) any action arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws, or (iv) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court having jurisdiction over indispensable parties named as defendants, and provided that this exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated bylaws also provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

Any person or entity purchasing or otherwise acquiring or holding or owning (or continuing to hold or own) any interest in any of our securities shall be deemed to have notice of and consented to the foregoing bylaw provisions. Although we believe these exclusive forum provisions benefit us by providing increased consistency in the application of Delaware law and federal securities laws in the types of lawsuits to which each applies, the exclusive forum provisions may limit a stockholder's ability to bring a claim in a judicial forum of its choosing for disputes with us or any of our directors, officers, stockholders, or other employees, which may discourage lawsuits with respect to such claims against us and our current and former directors, officers, stockholders, or other employees. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provisions.

Further, the enforceability of similar exclusive forum provisions in other companies' organizational documents has been challenged in legal proceedings, and it is possible that a court of law may rule that these types of provisions are inapplicable or unenforceable if they are challenged in a proceeding or otherwise. In the event a court finds either exclusive forum provision contained in our amended and restated bylaws to be unenforceable or inapplicable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our results of operations.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 1C. Cybersecurity

Risk Management and Strategy

We have established policies and processes for assessing, identifying, and managing material risk from cybersecurity threats, and have integrated these processes into our overall risk management systems and processes. We routinely assess material risks from cybersecurity threats, including any potential unauthorized occurrence on, or conducted through, our information systems, that may result in adverse effects on the confidentiality, integrity, or availability of our information systems or any information residing therein.

We conduct periodic risk assessments to identify potential cybersecurity threats, as well as assessments in the event of a material change in our business practices that may affect information systems that are vulnerable to such cybersecurity threats. The frequency of these risk assessments is based on the potential risk and criticality to our business systems. The risk assessments include identification of reasonably foreseeable internal and external risks, the likelihood and potential impact and damage that could result from such risks, and the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks.

Following these risk assessments, we evaluate how to reasonably address identified gaps in existing safeguards to minimize identified risks and regularly monitor the effectiveness of our safeguards. We devote significant resources and designate high level personnel, including our Head of Information Security and Compliance, to manage the risk assessment and mitigation process.

As part of our overall risk management system, we monitor and test our safeguards, in collaboration with human resources, IT, and management. Personnel at all levels and departments are made aware of our cybersecurity policies and educated about cybersecurity best practices through annual company-wide cybersecurity training, regular phishing simulations and cybersecurity reminders, and role-based training, as appropriate.

Our cybersecurity risk management program is closely based upon recognized frameworks established by the National Institute of Standards and Technology, the International Organization for Standardization and certain other applicable industry standards. In 2024, we obtained our ISO/IEC27001 certification.

We engage consultants and third parties in connection with our risk assessment processes. These providers assist us in evaluating our cybersecurity program, provide support for threat monitoring and detection, and scan for vulnerabilities and other related security events which may pose a risk to the company.

We utilize our third-party risk management program to evaluate the cybersecurity posture of our third-party service providers based on risk, including data and systems access. These processes assist us in identifying and mitigating risks from cybersecurity threats associated with our use of third-party service providers. Where appropriate, we contractually require third-party service providers to implement and maintain appropriate and reasonable security measures in connection with their work with us and consistent with applicable laws, and to promptly report any breach of their security measures or systems that may affect our company.

To date, we have not identified any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect our company, including our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced cybersecurity incidents. For information about these risks, see Part I, Item 1A, "Risk Factors" in this Annual Report on Form 10-K, including the risk factor entitled "Security breaches, improper access to or disclosure of our data or client data, other hacking and phishing attacks on our systems, or other cyber incidents could harm our reputation and adversely affect our business."

Governance

One of the key functions of our Board of Directors is informed oversight of our risk management process, including risks from cybersecurity threats. Our Board of Directors is responsible for monitoring and assessing strategic risk exposure, and our executive officers are responsible for the day-to-day management of the material risks we face. Our Board of Directors administers its cybersecurity risk oversight function directly as a whole, as well as through the Audit Committee.

Our Head of Information Security and Compliance and our InfoSec management team are primarily responsible for assessing and managing our material risks from cybersecurity threats. Our Head of Information Security and Compliance has over two decades of experience leading cybersecurity, data privacy and risk management programs for large, multi-national organizations and Fortune 500 companies, and CISSP and CRISC certifications. Our InfoSec management team is comprised of qualified cybersecurity professionals whose collective expertise includes penetration testing, cyber threat intelligence, data privacy, information security, and risk and compliance in the healthcare, financial, and technology industries, with certifications such as CISA, CRISC, CISSP, CCSP, CIPP, GIAC, and OSCP.

Our Head of Information Security and Compliance and our InfoSec management team, in partnership with our legal privacy team, oversee our cybersecurity policies and processes, including those described in "Risk Management and Strategy" above. Our Head of Information Security and Compliance and our InfoSec management team are informed about and monitor the prevention, detection, mitigation, and remediation of cybersecurity incidents through their implementation and oversight of safeguards, including through the use of automated tools and manual processes, like security event monitoring, vulnerability scanning, threat analytics, security awareness and training, endpoint security, bug bounty program, offensive security testing, and third-party risk and monitoring.

Our Head of Information Security and Compliance provides periodic and as needed briefings to the Audit Committee regarding our company's cybersecurity program and information security risks, including any recent AppLovin-related cybersecurity incidents and possible responses, internal and third-party cybersecurity systems testing, third-party risk management, and other topics related to cybersecurity. The Audit Committee provides updates to the Board on such reports. The Company has adopted an escalation process for review of cybersecurity incidents, based on severity level, by an internal cyber task force with oversight by the Audit Committee. In addition, our Head of Information Security and Compliance provides annual briefings to the Board on our cybersecurity program and risks.

Item 2. Properties

Our corporate headquarters is in Palo Alto, California, where we currently lease approximately 72,812 square feet under a lease agreement that expires in May 2028. We also lease and license additional facilities in the United States and internationally, including in Beijing and Shanghai, China; Berlin and Frankfurt, Germany; and Singapore.

We believe that our facilities are suitable to meet our current needs. However, should we need to expand our facilities and add new facilities, we believe that suitable additional or alternative space will be available as needed to accommodate any such growth. If we choose to expand our facilities or locations, we expect to incur additional expenses.

Item 3. Legal Proceedings

We are currently involved in, and may in the future be involved in, legal proceedings and claims that arise in the ordinary course of business, as well as governmental and other regulatory investigations and proceedings. In addition, third parties have in the past, and may in the future, assert claims against us in the form of letters and other communications.

Securities Litigation

Beginning in early March 2025, certain alleged stockholders filed putative class action complaints against the Company, Adam Foroughi, Matthew Stumpf, and/or Herald Chen asserting claims for alleged violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 10b-5 promulgated thereunder, and seeking unspecified monetary relief, interest, and attorneys' fees. On March 5, 2025, Michael Quiero filed the first complaint against the Company, Adam Foroughi, and Matthew Stumpf in the U.S. District Court for the Northern District of California (the "Northern District of California"); on March 24, 2025, Ben Brownback filed the second complaint in the same court against the Company, Adam Foroughi, Matthew Stumpf, and Herald Chen in the Northern District of California (the "Brownback Action"); and on April 17, 2025, the Wayne County Employees' Retirement System filed the third complaint against the Company, Adam Foroughi, Matthew Stumpf, and Herald Chen in the Northern District of California (collectively, the "Securities Complaints"). In May 2025, Michael Quiero and the Wayne County Employees' Retirement System voluntarily dismissed the complaints they filed in the Northern District of California. The U.S. District Court subsequently appointed lead plaintiffs and lead plaintiffs' counsel in the Brownback Action, and the lead plaintiffs filed an Amended Complaint on September 12, 2025, adding Basil Shikin as a defendant (the "Amended Complaint"). The Amended Complaint alleges that the defendants made materially false and misleading statements regarding the Company's advertising solutions and financial growth. The Amended Complaint alleges a putative class period running from November 7, 2024 through March 27, 2025. The defendants filed a motion to dismiss the Amended Complaint in November 2025, and a hearing on the defendants' motion is scheduled in March 2026. We believe that these allegations lack merit and will vigorously contest this action.

Shareholder Derivative Litigation

Beginning in late March 2025, certain alleged shareholders filed shareholder derivative complaints in the Northern District of California against the individual then current members of the Company's board of directors, Adam Foroughi, and Matthew Stumpf (collectively, the "D&O Parties") alleging claims for violations of Section 14(a) of the Exchange Act, breaches of their fiduciary duties, unjust enrichment, abuse of control, gross mismanagement, and waste of corporate assets (collectively, the "Shareholder Derivative Complaints"). The Shareholder Derivative Complaints also assert claims for contribution under the Exchange Act against Adam Foroughi and Matthew Stumpf and seek unspecified monetary relief, certain declaratory and injunctive relief, restitution, and attorneys' fees from the D&O Parties. Relying on the Securities Complaints, the Shareholder Derivative Complaints allege that the D&O Parties made materially false and misleading statements regarding our advertising solutions and financial growth. On March 25, 2025, Amit Patel filed the first complaint against the individual then current members of the Company's board of directors, Adam Foroughi, and Matthew Stumpf in the Northern District of California; and on May 19, 2025, Nathan Smith filed the second complaint against the individual then current members of the Company's board of directors, Adam Foroughi, and Matthew Stumpf in the Northern District of California. The Shareholder Derivative Complaints have been consolidated and stayed pending resolution of the defendants' motion to dismiss in the Brownback Action. We believe that these allegations lack merit and will vigorously contest these actions.

While we remain confident in the Company's defenses to the asserted allegations in these cases, it is not possible to determine the ultimate outcome at this time, and thus we cannot reasonably estimate the maximum potential exposure or range of possible loss.

Future litigation may be necessary to defend ourselves and our business partners and to determine the scope, enforceability, and validity of third-party proprietary rights, or to establish our proprietary rights. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

Item 4. Mine Safety Disclosures

Not applicable.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information for Common Stock

Our Class A common stock is traded on the Nasdaq Global Select Market under the symbol "APP." Our Class B and Class C common stock are neither listed nor traded.

Holders of Record

As of December 31, 2025, there were approximately 32 stockholders of record of our Class A common stock, 8 stockholders of record of our Class B common stock and no holders of record of our Class C common stock. Because many of our shares of Class A common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders. All shares of Class B common stock are beneficially held by Adam Foroughi and Herald Chen, collectively with certain affiliated trusts.

Dividend Policy

We have never paid cash dividends on our capital stock and we do not anticipate paying any cash dividends in the foreseeable future.

Stock Performance Graph

This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of AppLovin Corporation under the Securities Act of 1933, as amended (the "Securities Act").

The graph below compares the cumulative total stockholder return on our Class A common stock with the cumulative total return on the Standard & Poor's 500 Stock Index ("S&P 500") and the S&P 500 Information Technology Index ("S&P IT") through December 31, 2025. The graph assumes $100 was invested at the market close on April 15, 2021, which was the first day our Class A common stock began trading. Data for the S&P 500 and S&P IT assumes reinvestment of dividends. The offering price of our Class A common stock in our initial public offering on April 15, 2021 was $80.00 per share. The graph uses the closing market price on April 15, 2021 of $65.20 per share as the initial value of our Class A common stock.

The comparisons in the graph below are based upon historical data and are not indicative of, nor intended to forecast, future performance of our Class A common stock.



Performance Graph

— APP — S&P 500 — S&P IT

Recent Sale of Unregistered Securities and Use of Proceeds

Recent Sale of Unregistered Securities

During the three months ended December 31, 2025, we issued restricted stock units ("RSUs") covering 14,810 shares of our Class A common stock under our 2021 Partner Studio Incentive Plan (the "PSIP") and issued 16,335 shares of our Class A common stock upon the vesting and settlement of RSUs issued under our PSIP.

The foregoing transactions did not involve any underwriters, any underwriting discounts or commissions, or any public offering. We believe the offer, sale, and issuance of the above securities was exempt from registration under the Securities Act by virtue of Section 4(a)(2) of the Securities Act and Regulation S promulgated under the Securities Act, because the issuance of securities to the recipients did not involve a public offering. The recipients of the securities in the transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in the transaction. All recipients had adequate access, through their relationships with us or otherwise, to information about us. The issuance of these securities was made without any general solicitation or advertising.

Use of Proceeds

None.

Issuer Purchases of Equity Securities

The following table summarizes the share repurchase activity for the three months ended December 31, 2025:

Period	Total Number of Shares Purchased [1]	Average Price Paid Per Share [2]	Total Number of Shares Purchased as Part of Publicly Announced Programs [1]	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program [1]
	(in thousands)		(in thousands)	(in millions)
October 1 - 31, 2025	588	$ 620.79	588	$ 3,327
November 1 - 30, 2025	72	$ 617.64	72	$ 3,282
December 1 - 31, 2025	—	$ —	—	$ 3,282
Total	660		660	

(1) In February 2022, our board of directors authorized a share repurchase program to repurchase shares of our Class A common stock. In October 2025, our board of directors authorized an increase to the repurchase program of $3.2 billion, such that an aggregate amount of approximately $3.3 billion remained available for repurchases as of October 31, 2025. Repurchases may be made from time to time through open market purchases or through privately negotiated transactions, subject to market conditions, applicable legal requirements, including surplus and solvency requirements, and other relevant factors. Open market repurchases may be structured to occur in accordance with the requirements of Rule 10b-18. We may also, from time to time, enter into Rule 10b5-1 trading plans to facilitate repurchases of shares. The repurchase program does not obligate us to acquire any particular amount of our Class A common stock, has no expiration date and may be modified, suspended, or terminated at any time at our discretion. See Note 10—Equity of the Notes to the Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K for additional information related to share repurchases.

(2) Average price paid per share includes commissions and fees associated with the repurchases under our repurchase program.

Item 6. [Reserved]

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements that involve risks and uncertainties. Factors that could cause or contribute to such differences include those identified below and those discussed in the section titled "Risk Factors" and other parts of this Annual Report on Form 10-K. Our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Overview

Our mission is to create meaningful connections between companies and their ideal customers. We provide end-to-end AI-powered advertising solutions for businesses to reach, monetize and grow their global audience. Our scaled business model is intricately linked to the advertising ecosystem, providing a durable competitive advantage. We generate revenue when our advertisers achieve their return on advertising spend targets with our advertising solutions, ensuring that their success directly fuels our growth.

Since our founding in 2011, we have been focused on building advertising solutions for advertisers to improve the marketing and monetization of their content. Our founders, who were mobile app developers themselves, quickly realized the real impediment to success and growth in the advertising ecosystem was a discovery and monetization problem—breaking through the congested app stores to efficiently find users and successfully grow their business. Their first-hand experience with these challenges led to the development of our infrastructure and advertising solutions.

Recent Developments

On May 7, 2025, we, along with our subsidiaries Morocco, Inc. and AppLovin GmbH (collectively, the "Sellers") entered into a Purchase Agreement (the "Agreement") with Tripledot and its subsidiaries Eton Games Inc. ("Eton") and Tripledot Group Holdings Limited (collectively, with Tripledot, the "Purchasers") relating to the sale of our Apps business. On June 30, 2025, we and Tripledot entered into an amendment to the Agreement to provide, among other things, that in lieu of the issuance of a secured promissory note by Eton to us or our designated affiliate to fund a portion of the full Cash Consideration (as defined in the Agreement), Tripledot may elect to pay such amount in cash.

On June 30, 2025, we consummated the sale of the Apps business to the Purchasers for $400 million in cash, subject to closing adjustments, and equity consideration representing approximately 20% of Tripledot's fully-diluted equity at the time of closing. No promissory note was issued as part of the transaction. Following the sale of the Apps business, we operate as a single operating and reportable segment. Results related to our Apps business are presented as discontinued operations in our consolidated financial statements. See Note 2—Summary of Significant Accounting Policies and Note 3 – Discontinued Operations of the Notes to consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K.

Our Business Model

We primarily generate revenue from fees paid by advertisers who use our advertising solutions to grow and monetize their content. We are able to grow our revenue by improving our various technologies, including improvements to our Axon AI recommendation engine.

Advertising clients include a wide variety of advertisers, from indie developer studios to some of the largest global internet platforms, such as Meta and Google. We see multiple opportunities to gain new clients, and to increase spend from existing clients, as we help them grow their businesses and make them more successful.

Our advertising solutions include Axon Ads Manager, MAX, Adjust, and Wurl. Clients use Axon Ads Manager to automate, optimize, and manage their user acquisition investments. They set marketing and user growth goals, and Axon Ads Manager optimizes their ad spend in an effort to achieve their return on advertising spend targets and other marketing objectives. Axon Ads Manager comprises the vast majority of revenue. The revenue we generate from Axon Ads Manager is determined dynamically based on advertisers' campaign goals.

Advertising networks use MAX to optimize purchases of app advertising inventory. The MAX tool provides insights to manage against key performance indicators, understand the long-term value of users, and help manage profitability. Revenue from MAX is generated based on a percentage of client spend. As more advertising networks move to in-app real-time bidding, we expect growth in the adoption of, and revenue from, MAX.

Advertising clients use Adjust's measurement and analytics marketing platform to better understand their users' journey while allowing marketers to make smarter decisions through measurement, attribution and fraud prevention. Revenue from Adjust is primarily generated from an annual software subscription fee.

Advertising clients use Wurl's CTV platform to distribute streaming video, maximize revenue, and acquire and retain viewers or subscribers. Revenue from Wurl is primarily generated from content companies, streamers, and advertisers, typically on a usage-based and/or CPM model.

Non-GAAP Financial Measures

Adjusted EBITDA and Adjusted EBITDA Margin

We define Adjusted EBITDA for a particular period as net income adjusted for loss from discontinued operations, net of income taxes, interest expense and loss on settlement of debt, other income, net (excluding certain recurring items), provision for income taxes, amortization, depreciation and write-offs and as further adjusted for stock-based compensation, transaction-related expense, restructuring costs, and non-operating foreign exchange (gain) loss, as well as certain other items that we believe are not reflective of our core operating performance. We define Adjusted EBITDA margin as Adjusted EBITDA divided by revenue for the same period.

Adjusted EBITDA and Adjusted EBITDA margin are key measures we use to assess our financial performance and are also used for internal planning and forecasting purposes. We believe Adjusted EBITDA and Adjusted EBITDA margin are helpful to investors, analysts, and other interested parties because they can assist in providing a more consistent and comparable overview of our operations across our historical financial periods. In addition, these measures are frequently used by analysts, investors, and other interested parties to evaluate and assess performance. We use Adjusted EBITDA and Adjusted EBITDA margin in conjunction with GAAP measures as part of our overall assessment of our performance, including the preparation of our annual operating budget and quarterly forecasts, to evaluate the effectiveness of our business strategies, and to communicate with our board of directors concerning our financial performance.

Adjusted EBITDA and Adjusted EBITDA margin are non-GAAP financial measures and are presented for supplemental informational purposes only and should not be considered as alternatives or substitutes to financial information presented in accordance with GAAP. These measures have certain limitations in that they do not include the impact of certain expenses that are reflected in our consolidated statement of operations that are necessary to run our business. Our definitions may differ from the definitions used by other companies and therefore comparability may be limited. In addition, other companies may not publish these or similar metrics. Thus, our Adjusted EBITDA and Adjusted EBITDA margin should be considered in addition to, not as substitutes for, or in isolation from, measures prepared in accordance with GAAP.

The following table provides our Adjusted EBITDA and Adjusted EBITDA margin for 2025, 2024, and 2023, and a reconciliation of net income to Adjusted EBITDA:

	Year Ended December 31,		
	2025	**2024**	**2023**
	(in thousands, except percentages)		
Revenue	$ 5,480,717	$ 3,224,058	$ 1,841,762
Net income	3,333,751	1,579,776	356,711
Net margin	60.8%	49.0%	19.4%
Loss from discontinued operations, net of income taxes	99,444	9,748	101,115
Net income from continuing operations	3,433,195	1,589,524	457,826
Net margin from continuing operations	62.6%	49.3%	24.9%
Adjusted as follows:			
Interest expense and loss on settlement of debt	207,016	317,209	273,508
Other income, net[1]	(15,694)	(23,396)	(4,729)
Provision for income taxes	519,715	22,419	43,776
Amortization, depreciation and write-offs	130,724	128,791	119,152
Non-operating foreign exchange (gain) loss	(3,949)	1,642	837
Stock-based compensation	207,958	357,431	342,551
Transaction-related expense	27,579	885	1,047
Restructuring costs	5,908	17,259	2,316
Adjusted EBITDA	$ 4,512,452	$ 2,411,764	$ 1,236,284
Adjusted EBITDA margin	82.3%	74.8%	67.1%

[1] Excludes recurring operational foreign exchange gains and losses.

Free Cash Flow

We define Free Cash Flow as net cash provided by operating activities less purchases of property and equipment and principal payment of finance leases. We use Free Cash Flow to help manage the health of our business, prepare budgets and for capital allocation purposes. We believe Free Cash Flow provides useful supplemental information to help investors understand underlying trends in our business and our liquidity. Free Cash Flow also reflects cash flows from both continuing and discontinued operations. Our definition may differ from the definitions used by other companies and therefore comparability may be limited. In addition, other companies may not publish Free Cash Flow or similar metrics. Thus, our Free Cash Flow should be considered in addition to, not as a substitute for, or in isolation from, measures prepared in accordance with GAAP.

The following table provides our Free Cash Flow for 2025, 2024, and 2023, and a reconciliation of net cash provided by operating activities to Free Cash Flow:

	Year Ended December 31,		
	2025	**2024**	**2023**
	(in thousands)		
Net cash provided by operating activities	$ 3,971,094	$ 2,099,011	$ 1,061,510
Less:			
Purchase of property and equipment	(473)	(4,776)	(4,246)
Principal payments of finance leases	(18,669)	(20,875)	(20,170)
Free Cash Flow	$ 3,951,952	$ 2,073,360	$ 1,037,094
Net cash provided by (used in) investing activities	$ 358,428	$ (106,754)	$ (77,829)
Net cash used in financing activities	$ (2,593,069)	$ (1,749,844)	$ (1,562,791)

Factors Affecting Our Performance

We believe that the future success of our business depends on many factors, including the factors described below.

Continue to invest in innovation

We have made, and intend to continue to make, significant investments in our advertising solutions to enhance their effectiveness and value proposition for our clients. We expect to continue to invest in our technology and solutions and to incur related costs, including costs to attract and retain critical engineering talent, such as stock-based compensation, as well as datacenter costs as we continue to launch enhancements to our Axon AI recommendation engine. We believe investments in our technology will further improve effectiveness for advertisers. Our investments will also allow us to continue to enter into and expand into new verticals outside of gaming, such as e-commerce and CTV. We also continue to opportunistically explore strategic transactions related to our advertising solutions and the expansion of the markets we serve.

Attract and retain clients

We rely on existing clients for a significant portion of our revenue. As we improve our advertising solutions, we can attract additional spend from these clients. Our clients include indie studio developers and some of the largest advertising platforms in the world. We believe there is significant room for us to further expand our relationships with existing clients and increase their usage of our advertising solutions, as well as to onboard new clients both inside and outside of mobile gaming. We expect to continue to invest in sales and marketing to enhance awareness of the Axon brand and drive new client acquisition.

Changes to the mobile app and advertising ecosystems

Our business and results of operations are and will continue to be impacted by industry factors that drive the overall performance and growth of the mobile app and advertising ecosystems. Mobile app developers rely on third-party platforms, such as the Apple App Store and Google Play Store, among others, to distribute apps, collect payments made for in-app purchases, and target users with relevant advertising. These third-party platforms have significant market power and discretion to set platform fees, select which apps to promote, and decide how much consumer information to provide to advertising networks that enable our advertising solutions to target users with personalized and relevant advertising and allocate marketing campaigns in an efficient and cost-effective manner. Any changes made to the policies of these third party platforms can drive rapid change across the mobile app and advertising ecosystems. Both the Apple App Store and Google Play Store have made various changes to their policies in recent years, as further discussed in the section titled "Risk Factors–Risks Related to Our Business, Operations and Industry––If third-party platforms change their policies in a way that harms our business, including the design and effectiveness of our advertising solutions, our business, financial condition, and results of operations could be adversely affected." The mobile app and advertising ecosystems also continue to be subject to an evolving legal and regulatory landscape, including with respect to data protection, privacy, and AI. We must continue to innovate and stay ahead of developments in the advertising and mobile app ecosystems in order for our business to succeed and our results of operations to continue to improve.

Components of Results of Operations

Revenue

We generate substantially all of our revenue from fees collected from advertisers spending on Axon Ads Manager, which are determined dynamically based on advertisers' campaign goals. Revenue from other services was not material. Revenue does not include the results of our former Apps business, which is classified as discontinued operations.

Cost of Revenue and Operating Expenses

Cost of revenue. Cost of revenue consists primarily of amortization of acquired technology-related intangible assets, amortization of finance lease right-of-use assets related to certain servers and networking equipment and datacenter costs related primarily to third-party cloud computing services.

Sales and marketing. Sales and marketing expenses consist primarily of marketing programs and other advertising expenses, professional services costs, personnel-related expenses including salaries, employee benefits, and stock-based compensation for employees engaged in sales and marketing activities, amortization of acquired user-related intangible assets, travel and allocated facilities and information technology costs.

Research and development. Research and development expenses consist primarily of product development costs, including personnel-related expenses such as salaries, employee benefits, and stock-based compensation for employees engaged in research and development activities, professional services costs, consulting costs, and allocated facilities and information technology costs.

General and administrative. General and administrative expenses consist primarily of costs incurred to support our business, including personnel-related expenses such as salaries, employee benefits, and stock-based compensation for employees engaged in finance, accounting, legal, human resources and administration, professional services fees for legal, accounting, recruiting, and administrative services (including acquisition or other transaction-related expenses), insurance, travel, and allocated facilities and information technology costs.

Other Income and Expenses

Interest expense and loss on settlement of debt. Interest expense and loss on settlement of debt consists primarily of interest expense associated with our outstanding debt, including accretion of debt discount and issuance costs.

Other income, net. Other income, net, primarily includes interest earned on our cash and cash equivalents, fair value adjustments relating to our non-marketable equity securities, and foreign currency gains and losses.

Provision for income taxes. We are subject to income taxes in the United States and foreign jurisdictions in which we do business. These foreign jurisdictions have different statutory tax rates than those in the United States. Additionally, certain of our foreign earnings may also be taxable in the United States. Accordingly, our effective tax rate will vary depending on the relative proportion of foreign to domestic income, impacts from acquisition restructuring, deduction benefits related to foreign-derived intangible income, future changes in the valuation of our deferred tax assets and liabilities, and changes in tax laws. Additionally, our effective tax rate can vary based on the amount of pre-tax income or loss.

Results of Operations

In this section, we discuss the results of our operations for the year ended December 31, 2025 compared to the year ended December 31, 2024, as well as a comparison for the year ended December 31, 2024 compared to the year ended December 31, 2023.

The following tables summarize our historical consolidated statement of operations:

	Year Ended December 31,		
	2025	2024	2023
	(in thousands)		
Revenue	$ 5,480,717	$ 3,224,058	$ 1,841,762
Costs and expenses			
Cost of revenue[1,2]	665,140	520,613	356,613
Sales and marketing[1,2]	203,651	252,863	228,025
Research and development[1]	226,510	374,710	333,781
General and administrative[1]	233,502	164,916	150,932
Total costs and expenses	1,328,803	1,313,102	1,069,351
Income from operations	4,151,914	1,910,956	772,411
Other income (expense):			
Interest expense and loss on settlement of debt	(207,016)	(317,209)	(273,508)
Other income, net	8,012	18,196	2,699
Total other expense, net	(199,004)	(299,013)	(270,809)
Income before income taxes	3,952,910	1,611,943	501,602
Provision for income taxes	519,715	22,419	43,776
Net income from continuing operations	3,433,195	1,589,524	457,826
Loss from discontinued operations, net of income taxes	(99,444)	(9,748)	(101,115)
Net income	$ 3,333,751	$ 1,579,776	$ 356,711

_____

[1] Includes stock-based compensation as follows:

	Year Ended December 31,		
	2025	2024	2023
	(in thousands)		
Cost of revenue	$ 1,425	$ 4,799	$ 3,834
Sales and marketing	34,055	76,824	69,903
Research and development	114,463	229,577	216,236
General and administrative	58,015	46,231	52,578
Total stock-based compensation	$ 207,958	$ 357,431	$ 342,551

_____

[2] Includes amortization expense related to intangible assets as follows:

	Year Ended December 31,		
	2025	2024	2023
	(in thousands)		
Cost of revenue	$ 42,300	$ 38,220	$ 36,983
Sales and marketing	55,104	54,628	54,556
Total amortization expense related to intangible assets	$ 97,404	$ 92,848	$ 91,539

The following table sets forth the components of our consolidated statements of operations for each of the periods presented as a percentage of revenue[1]:

	Year Ended December 31,		
	2025	**2024**	**2023**
Revenue	100 %	100 %	100 %
Costs and expenses			
Cost of revenue	12 %	16 %	19 %
Sales and marketing	4 %	8 %	12 %
Research and development	4 %	12 %	18 %
General and administrative	4 %	5 %	8 %
Total costs and expenses	24 %	41 %	58 %
Income from operations	76 %	59 %	42 %
Other income (expense):			
Interest expense and loss on settlement of debt	(4)%	(10)%	(15)%
Other income, net	— %	1 %	— %
Total other expense, net	(4)%	(9)%	(15)%
Income before income taxes	72 %	50 %	27 %
Provision for income taxes	9 %	1 %	2 %
Net income from continuing operations	63 %	49 %	25 %
Loss from discontinued operations, net of income taxes	(2)%	— %	(5)%
Net income	61 %	49 %	19 %

_____

[1] Totals of percentages of revenue may not foot due to rounding.

Comparison of Our Results of Operations for the Twelve Months Ended December 31, 2025, 2024, and 2023

Revenue

	Year Ended December 31,			2024 to 2025 % change	2023 to 2024 % change
	2025	**2024**	**2023**		
	(in thousands, except percentages)				
Revenue	$ 5,480,717	$ 3,224,058	$ 1,841,762	70 %	75 %

For the twelve months ended December 31, 2025, our revenue increased by $2.3 billion, or 70%, from the prior year period primarily due to improved Axon Ads Manager performance, where the volume of installations increased 3% and net revenue per installation increased 72% compared to the prior year period.

For the twelve months ended December 31, 2024, our revenue increased by $1.4 billion, or 75%, from the prior year period primarily due to improved Axon Ads Manager performance, where the volume of installations increased 50% and net revenue per installation increased 22% compared to the prior year period.

Cost of revenue

	Year Ended December 31,			2024 to 2025 % change	2023 to 2024 % change
	2025	**2024**	**2023**		
	(in thousands, except percentages)				
Cost of revenue	$ 665,140	$ 520,613	$ 356,613	28 %	46 %
Percentage of revenue	12 %	16 %	19 %		

Cost of revenue in 2025 increased by $144.5 million, or 28%, compared to 2024, due primarily to an increase of $150.2 million in expenses associated with operating our network infrastructure driven by the growth in our operations.

Cost of revenue in 2024 increased by $164.0 million, or 46%, compared to 2023, due primarily to an increase of $141.3 million in expenses associated with operating our network infrastructure driven by the growth in our operations.

Sales and marketing

	Year Ended December 31,			2024 to 2025 % change	2023 to 2024 % change
	2025	**2024**	**2023**		
	(in thousands, except percentages)				
Sales and marketing	$ 203,651	$ 252,863	$ 228,025	(19)%	11 %
Percentage of revenue	4 %	8 %	12 %		

Sales and marketing expenses in 2025 decreased by $49.2 million, or 19%, compared to 2024 due primarily to a decrease of $57.1 million in personnel-related expenses related to a decrease in stock-based compensation related payroll costs and a reduction in headcount.

Sales and marketing expenses in 2024 increased by $24.8 million, or 11%, compared to 2023 due primarily to an increase of $12.8 million in personnel-related expenses related to an increase in stock-based compensation related payroll costs and an increase of $4.8 million in marketing costs.

Research and development

	Year Ended December 31,			2024 to 2025 % change	2023 to 2024 % change
	2025	**2024**	**2023**		
	(in thousands, except percentages)				
Research and development	$ 226,510	$ 374,710	$ 333,781	(40)%	12 %
Percentage of revenue	4 %	12 %	18 %		

Research and development expenses in 2025 decreased by $148.2 million, or 40%, compared to 2024, due primarily to a decrease of $151.1 million in personnel-related expenses related to a decrease in stock-based compensation related payroll costs.

Research and development expenses in 2024 increased by $40.9 million, or 12%, compared to 2023, due primarily to an increase of $39.8 million in personnel-related expenses related to an increase in stock-based compensation related payroll costs.

General and administrative

	Year Ended December 31,			2024 to 2025 % change	2023 to 2024 % change
	2025	**2024**	**2023**		
	(in thousands, except percentages)				
General and administrative	$ 233,502	$ 164,916	$ 150,932	42 %	9 %
Percentage of revenue	4 %	5 %	8 %		

General and administrative expenses in 2025 increased by $68.6 million, or 42% compared to 2024, due primarily to an increase of $31.6 million in professional services costs primarily associated with transaction support and an increase of $24.5 million in bad debt expense primarily related to new initiatives.

General and administrative expenses in 2024 increased by $14.0 million, or 9% compared to 2023, due primarily to an increase of $9.5 million in indirect tax costs and an increase of $5.5 million in personnel-related expenses related to an increase in stock-based compensation related payroll costs, partially offset by a decrease of $6.3 million in bad debt expense.

Interest expense and loss on settlement of debt

	Year Ended December 31,			2024 to 2025 % change	2023 to 2024 % change
	2025	**2024**	**2023**		
	(in thousands, except percentages)				
Interest expense and loss on settlement of debt	$ (207,016)	$ (317,209)	$ (273,508)	(35)%	16 %
Percentage of revenue	(4)%	(10)%	(15)%		

In 2025, interest expense and loss on settlement of debt decreased by $110.2 million, or 35%, compared to 2024. Interest expense decreased $78.7 million as a result of lower interest rates under our senior unsecured notes compared to the interest rates under our prior credit agreement. The decrease was also due to a loss on extinguishment of debt of $28.4 million in the prior year period.

In 2024, interest expense and loss on settlement of debt increased by $43.7 million, or 16%, compared to 2023. This increase was due to loss on extinguishment of debt of $28.4 million in 2024. In addition, the prior year period included a net gain of $15.8 million related to interest rate swaps.

Other income, net

	Year Ended December 31,			2024 to 2025 % change	2023 to 2024 % change
	2025	**2024**	**2023**		
	(in thousands, except percentages)				
Other income, net	$ 8,012	$ 18,196	$ 2,699	(56)%	**
Percentage of revenue	— %	1 %	— %		

—————————

** Not meaningful

In 2025, other income, net decreased by $10.2 million compared to 2024, due primarily to a net fair value remeasurement loss of $34.8 million related to our investments in non-marketable equity securities in the current period and an increase in net foreign currency losses of $2.5 million. This is partially offset by an increase in interest income of $18.2 million driven by an increase in cash and a decrease in certain third-party costs of $6.6 million incurred in connection with the refinancing of term loans in the prior year period.

In 2024, other income, net increased by $15.5 million compared to 2023. The increase was primarily due to the loss on fair value remeasurement of $24.2 million from the impairment of non-marketable equity securities in the prior year period, partially offset by a decrease in interest income of $9.1 million due to a reduction in average cash balances held during the period.

Provision for Income Taxes

	Year Ended December 31,			2024 to 2025 % change	2023 to 2024 % change
	2025	**2024**	**2023**		
	(in thousands, except percentages)				
Provision for income taxes	$ 519,715	$ 22,419	$ 43,776	**	**
Percentage of revenue	9 %	1 %	2 %		

—————————

** Not meaningful

In 2025, provision for income taxes increased by $497.3 million compared to 2024. The increase in tax provision was primarily driven by higher pre-tax book income, global minimum tax, a decrease in stock-based compensation benefits, and a decrease in research and development credits, partially offset by an increase in deduction benefits related to foreign-derived intangible income.

In 2024, provision for income taxes decreased by $21.4 million compared to 2023. The decrease in tax provision was primarily driven by an increase in stock-based compensation benefits, an increase in research and development credits, and a favorable shift in jurisdictional mix partially offset by higher pre-tax book income.

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was enacted in the U.S. The OBBBA includes significant provisions, such as the permanent extension of certain expiring provisions of the Tax Cuts and Jobs Act, modifications to the international tax framework and the restoration of favorable tax treatment for certain business provisions. We evaluated the provisions of OBBBA effective in 2025 and its impact on the consolidated financial statements was immaterial.

Liquidity and Capital Resources

As of December 31, 2025, we had cash and cash equivalents of $2.5 billion, consisting primarily of cash held in checking and interest-bearing deposit accounts, as well as investments in money market funds. We believe that our existing cash and cash equivalents, cash flows expected to be generated by our operations, and, if necessary, our borrowing capacity under our 2024 Credit Agreement that provides for a $1.0 billion unsecured revolving credit facility, would be sufficient to satisfy our anticipated working capital and capital expenditures needs for at least the next 12 months. Our future capital requirements will depend on many factors, including our revenue growth rate; sales and marketing activities; timing and extent of spending to support our research and development efforts; capital expenditures to purchase hardware and software; our continued need to invest in our IT infrastructure to support our growth; and the volume and timing of our stock repurchases. In addition, we may enter into additional strategic investments in teams and technologies, including intellectual property rights, which could increase our cash requirements. As a result of these and other factors, we may be required to seek additional equity or debt financing sooner than we currently anticipate, or we may opportunistically seek additional financing. See the section titled "Risk Factors— Risks Related to Financial and Accounting Matters" for more information regarding risks related to liquidity and capital resources.

The following table summarizes our cash flows for the periods indicated (all periods include cash flows from continuing and discontinued operations):

	Year Ended December 31,		
	2025	2024	2023
	(in thousands)		
Net cash provided by operating activities	$ 3,971,094	$ 2,099,011	$ 1,061,510
Net cash provided by (used in) investing activities	$ 358,428	$ (106,754)	$ (77,829)
Net cash used in financing activities	$ (2,593,069)	$ (1,749,844)	$ (1,562,791)

Operating Activities

Net cash provided by operating activities was $4.0 billion for 2025, primarily consisting of $3.3 billion of net income, adjusted for certain non-cash items, such as $210.4 million of stock-based compensation, $194.8 million of amortization, depreciation and write-offs, $188.9 million of goodwill impairment, $50.0 million of impairment of non-marketable equity securities, and a net increase in the operating assets and liabilities of $77.9 million, partially offset by a gain from the divestiture of our Apps business, net of transaction costs, of $106.2 million.

Net cash provided by operating activities was $2.1 billion for 2024, primarily consisting of $1.6 billion of net income, adjusted for certain non-cash items, such as $448.7 million of amortization, depreciation and write-offs, and $369.4 million of stock-based compensation, partially offset by a net decrease in the operating assets and liabilities of $349.5 million.

The improvement in cash flows from operating activities during 2025 compared to 2024 was primarily due to an increase in cash collection from our customers driven by revenue growth and a decrease of interest payments on debt as a result of lower interest rates, partially offset by higher cash operating expenses primarily associated with operating our network infrastructure, as well as higher income tax payments due to revenue growth.

Investing Activities

Net cash provided by investing activities was $358.4 million for 2025, primarily driven by $407.3 million in proceeds from the divestiture of our Apps business, net of cash divested, which were partially offset by $28.3 million related to purchase of intangible assets and $20.2 million in purchases of non-marketable equity securities.

Net cash used in investing activities was $106.8 million for 2024, primarily consisting of $77.0 million in purchases of non-marketable equity securities and $25.6 million related to purchase of intangible assets.

Financing Activities

Net cash used in financing activities was $2.6 billion for 2025, primarily driven by $2.2 billion in stock repurchases under our share repurchase program and $392.4 million in payments for withholding taxes related to the net share settlement of equity awards.

Net cash used in financing activities was $1.7 billion for 2024, primarily consisting of $4.2 billion in principal repayments of debt, $1.1 billion in payments for withholding taxes related to net share settlement of equity awards, and $981.3 million of stock repurchases, partially offset by $4.6 billion of proceeds from issuance of debt.

Credit Agreement

Our unsecured revolving credit facility under the 2024 Credit Agreement provides for up to $1.0 billion of borrowing capacity and matures on December 5, 2029, with the option for two one-year extensions, subject to the terms of the agreement. In March 2025, we borrowed $200.0 million under the facility to fund share repurchases and we repaid $100.0 million in April 2025 and the remaining $100.0 million in May 2025. As of December 31, 2025, $1.0 billion remained available for borrowing under the facility. For additional information, see Note 9—Debt to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Long-term Debt

As of December 31, 2025, we had $3.6 billion of senior unsecured notes outstanding, issued in multiple series that mature between 2029 and 2054 and bear fixed annual interest rates ranging from 5.125% to 5.950%. Interest is payable semi-annually in arrears on June 1 and December 1 of each year, beginning June 1, 2025. For additional information, see Note 9—Debt to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Stock Repurchase Program

In 2025, we repurchased and retired 5.5 million shares of Class A common stock for $2.2 billion and our board of directors authorized an incremental increase to our stock repurchase program totaling $3.2 billion. As of December 31, 2025, $3.3 billion remained available for repurchases under the program. The program has no expiration date, does not obligate us to repurchase any specific amount of stock, and may be modified, suspended, or terminated at any time at our discretion. For additional information, see Note 10—Equity to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Contractual Obligations

As of December 31, 2025, we had non-cancelable purchase obligations of $702.8 million, primarily related to an agreement for third-party cloud computing services, of which $398.5 million is payable within twelve months. For additional information, see Note 6—Commitments and Contingencies to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

As of December 31, 2025, we had non-cancelable lease payment obligations of $173.9 million, consisting of $140.3 million for server and network equipment leases and $33.7 million for office leases, of which $37.7 million is payable within twelve months. For additional information, see Note 8—Leases to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Taxes

As of December 31, 2025, our long-term income tax liabilities include $64.2 million related to the uncertain tax positions. Due to uncertainties in the timing of potential tax audits, the timing of the resolution of these positions is uncertain and we are unable to make a reasonable estimate of the timing of payments in individual years particularly beyond 12 months.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with GAAP. The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. On an ongoing basis, we evaluate our estimates based on assumptions that are believed to be reasonable under the circumstances. These estimates are inherently subject to judgment and actual results could differ materially from those estimates.

An accounting estimate is considered critical if it involves significant subjectivity and judgment, and if changes in the estimate have had or are reasonably likely to have a material effect on our consolidated financial statements. We believe the following estimates are subject to a greater degree of judgment and complexity and have the greatest potential impact on our consolidated financial statements. For additional information on all of our significant accounting policies, see Note 2 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Goodwill and Intangible Assets

We assess goodwill for impairment at the reporting unit level annually during the fourth quarter, or more frequently if events or changes in circumstances indicate potential impairment. Similarly, we evaluate intangible assets for impairment at the asset group level whenever indications suggest that their carrying amounts may not be recoverable. These impairment assessments involve both qualitative and quantitative evaluations.

The qualitative evaluation considers factors such as financial performance, macroeconomic conditions, industry trends, and other relevant events that may impact a reporting unit or asset group. If qualitative assessments suggest a potential impairment, we proceed with a quantitative assessment, which involves significant estimates and assumptions including projected future cash flows, risk-adjusted discount rates, economic and market conditions, and appropriate market comparables, among others. Additionally, we apply judgment and assumptions in allocating shared assets and liabilities to determine the carrying values of each reporting unit or asset group. Furthermore, we review and reassess the estimated remaining useful lives of intangible assets if significant events or changes in circumstances indicate a need to revise the remaining amortization periods.

Equity Method Investments

We account for investments under the equity method when we have the ability to exercise significant influence, but not control, over the financial and operating policies of an investee, unless the fair value option is elected. Equity method investments are initially recorded at cost and subsequently adjusted for our proportionate share of the investee's net income or loss and the amortization of basis differences arising from the excess of investment cost over our share of the investee's underlying net assets. We record our share of the investee's results and related basis difference amortization one quarter in arrears in other income (expense), net in our consolidated statements of operations.

We evaluate equity method investments for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable and record an impairment loss when a decline in fair value below carrying value is determined to be other than temporary. Indicators of potential impairment include, among other factors, the investee's financial results and operating trends, implied values from transactions involving the investee's securities, the severity and duration of any decline in value, and our intent and ability to hold the investment. If an impairment is determined to be other than temporary, we determine the investment's fair value and record an impairment charge for the difference between fair value and carrying value. Determining fair value, particularly for investments in privately held companies, requires significant judgment and the use of estimates and assumptions. Changes in these estimates and assumptions could affect the fair value determination and the amount of any impairment charges.

Stock-Based Compensation

We measure and recognize stock-based compensation for share-based awards, primarily including restricted stock units ("RSUs"), performance-based RSUs with both service and market-based conditions, stock options and stock purchase rights granted under the Employee Stock Purchase Plan, based on the grant-date fair value of the awards. To estimate the grant-date fair value, we may use different valuation models such as the Black-Scholes option valuation model or the Monte Carlo valuation model that require various assumptions including, among others, the expected stock price volatility, the risk-free interest rate, the expected dividend yield, the discount for awards subject to post-vesting restrictions.

Income Taxes

Significant management judgment is required in determining our provision for income taxes, including the determination of deferred tax assets and liabilities. We consider both positive and negative evidence regarding the realizability of deferred tax assets in assessing the need for valuation allowances, and if necessary, adjust the valuation allowance so that the net deferred tax assets are recorded only to the extent we conclude it is more likely than not that these deferred tax assets will be realized.

In evaluating the exposure associated with various tax filing positions, we accrue an income tax liability when such positions do not meet the more-likely-than-not threshold for recognition. We consider changes in facts and circumstances, such as new regulations or recent judicial opinions, as well as the status of audit activities by taxing authorities.

While we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes and the effective tax rate in the period in which such determination is made.

Recent Accounting Pronouncements

See Note 2—Summary of Significant Accounting Policies to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the dates of the statement of financial position included in this Annual Report on 10-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks in the ordinary course of our business, which primarily relate to fluctuations in interest rates and foreign exchange.

Interest Rate Fluctuation Risk

As of December 31, 2025, we had unrestricted cash and cash equivalents of $2.5 billion. A hypothetical 100 basis point increase in interest rates would not have a material impact on our financial condition or results of operations due to the short-term nature of our cash equivalents.

The Senior Notes have fixed annual interest rates, and therefore we do not have economic interest rate exposure on these debt obligations. However, the fair values of the Senior Notes are exposed to interest rate risk. Generally, the fair values of the Senior Notes will increase as interest rates fall and decrease as interest rates rise.

Future borrowings under our 2024 Credit Agreement will bear interest, which varies based on the underlying index rates. Because the interest rates applicable to borrowings under the 2024 Credit Agreement are variable, we are exposed to market risk from changes in the underlying index rates, which affect our cost of borrowing.

For additional information, see Note 9—Debt to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Foreign Currency Exchange Risk

Translation Exposure

We are exposed to foreign exchange rate fluctuations as we translate the financial statements of our foreign subsidiaries into U.S. dollars in consolidation. If there is a change in foreign currency exchange rates, the translating adjustments resulting from the conversion of our foreign subsidiaries' financial statements into U.S. dollars would result in a gain or loss recorded as a component of accumulated other comprehensive income (loss), which is part of stockholders' equity. We are also exposed to fluctuations in our net income as a result of transaction gains or losses related to remeasuring monetary asset and liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded. Accordingly, changes in exchange rates may negatively affect our future revenue and other results of operations as expressed in U.S. dollars. At this time, we do not, but we may in the future, enter into derivatives or other financial instruments in an attempt to hedge our foreign currency exchange risk. Foreign currency transaction gains and losses were not material for the year ended December 31, 2025, 2024, or 2023.

Form 10-K

Item 8. Financial Statements and Supplementary Data

APPLOVIN CORPORATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of AppLovin Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of AppLovin Corporation and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 19, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Performance-based Restricted Stock Units - Refer to Note 2 and Note 11 to the financial statements

Critical Audit Matter Description

In October 2025, the Company granted performance-based restricted stock units ("PSUs") which are eligible to vest based on the achievement of certain market capitalization targets and the satisfaction of service conditions. The grant date fair value of the PSUs was $410.5 million.

A Monte Carlo simulation model was utilized to determine the grant date fair value. The Monte Carlo simulation model utilized the market capitalization of the Company on the date of grant, expected volatility, risk-free interest rate, discount for awards subject to post-vesting restrictions, and dividend yield to calculate the grant date fair value. The valuation assumptions used in the Monte Carlo simulation model had a significant effect on the grant date fair value of the PSUs.

Given the level of judgement involved by management in developing certain of the valuation assumptions and their use of a specialist to determine the grant date fair value of the PSUs and the derived service period, our audit procedures required a high degree of auditor judgement and increased extent of effort, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the valuation of the PSUs included the following, among others:

- We tested the design and operating effectiveness of the Company's internal controls over the determination of the grant date fair value of the PSUs.

- We inquired with management regarding the valuation assumptions used in the determination of the grant date fair value of the PSUs.
- We tested the accuracy of underlying data inputs in the Monte Carlo simulation model, such as grant date, quantity of awards granted, and vesting conditions, among others, back to source documents, such as PSU grant agreements.
- We evaluated the qualifications of the Company's specialists by assessing their certifications and determining whether they meet the qualifications necessary to perform independent PSU valuations.
- With the assistance of our fair value specialists, we evaluated management's valuation of the PSUs and the derived service period by:
    I. Evaluating the Monte Carlo simulation model methodology and the reasonableness of the valuation assumptions, including cost of equity, expected volatility, risk-free interest rate, discount for awards subject to post-vesting restrictions, and dividend yield.
    II. Independently developing a Monte Carlo simulation model using independently calculated valuation assumptions.

/s/ DELOITTE & TOUCHE LLP

San Jose, California
February 19, 2026

We have served as the Company's auditor since 2015.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of AppLovin Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of AppLovin Corporation and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated February 19, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

San Jose, California
February 19, 2026

AppLovin Corporation
Consolidated Balance Sheets
(In thousands, except per share data)

	As of December 31,	
	2025	2024
Assets		
Current assets:		
Cash and cash equivalents	$ 2,487,096	$ 697,030
Accounts receivable, net	1,819,366	1,283,335
Prepaid expenses and other current assets	124,330	140,470
Current assets of discontinued operations	—	191,355
Total current assets	4,430,792	2,312,190
Property and equipment, net	122,445	159,970
Operating lease right-of-use assets	25,457	36,473
Goodwill	1,539,986	1,457,685
Intangible assets, net	396,714	472,851
Equity method investments	287,666	—
Other assets	456,550	492,841
Non-current assets of discontinued operations	—	937,249
Total assets	$ 7,259,610	$ 5,869,259
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 746,977	$ 504,302
Accrued and other current liabilities	572,868	401,531
Operating lease liabilities, current	13,943	14,526
Current liabilities of discontinued operations	—	137,113
Total current liabilities	1,333,788	1,057,472
Long-term debt	3,512,987	3,508,983
Operating lease liabilities, non-current	17,811	31,101
Other non-current liabilities	260,353	180,471
Non-current liabilities of discontinued operations	—	1,414
Total liabilities	5,124,939	4,779,441
Commitments and contingencies (Note 6)		
Stockholders' equity:		
Preferred stock, $0.00003 par value—100,000 shares authorized, no shares issued and outstanding as of December 31, 2025 and 2024	—	—
Class A, Class B, and Class C Common Stock, $0.00003 par value—1,850,000 (Class A 1,500,000, Class B 200,000, Class C 150,000) shares authorized, 338,313 (Class A 307,955, Class B 30,358, Class C nil) and 340,042 (Class A 309,353, Class B 30,689, Class C nil) shares issued and outstanding as of December 31, 2025 and 2024, respectively	11	11
Additional paid-in capital	446,550	593,699
Accumulated other comprehensive loss	(46,987)	(103,096)
Retained earnings	1,735,097	599,204
Total stockholders' equity	2,134,671	1,089,818
Total liabilities and stockholders' equity	$ 7,259,610	$ 5,869,259

See Accompanying Notes to Consolidated Financial Statements.

AppLovin Corporation
Consolidated Statements of Operations
(In thousands, except per share data)

	Year Ended December 31,		
	2025	**2024**	**2023**
Revenue	$ 5,480,717	$ 3,224,058	$ 1,841,762
Costs and expenses:			
Cost of revenue	665,140	520,613	356,613
Sales and marketing	203,651	252,863	228,025
Research and development	226,510	374,710	333,781
General and administrative	233,502	164,916	150,932
Total costs and expenses	1,328,803	1,313,102	1,069,351
Income from operations	4,151,914	1,910,956	772,411
Other income (expense):			
Interest expense and loss on settlement of debt	(207,016)	(317,209)	(273,508)
Other income, net	8,012	18,196	2,699
Total other expense, net	(199,004)	(299,013)	(270,809)
Income before income taxes	3,952,910	1,611,943	501,602
Provision for income taxes	519,715	22,419	43,776
Net income from continuing operations	3,433,195	1,589,524	457,826
Loss from discontinued operations, net of income taxes	(99,444)	(9,748)	(101,115)
Net income	$ 3,333,751	$ 1,579,776	$ 356,711
Net income (loss) per share attributed to Class A and Class B common stockholders - Basic:			
Continuing operations	$ 10.13	$ 4.71	$ 1.29
Discontinued operations	(0.29)	(0.03)	(0.28)
Basic net income per share	$ 9.84	$ 4.68	$ 1.01
Net income (loss) per share attributed to Class A and Class B common stockholders - Diluted:			
Continuing operations	$ 10.04	$ 4.56	$ 1.26
Discontinued operations	(0.29)	(0.03)	(0.28)
Diluted net income per share	$ 9.75	$ 4.53	$ 0.98
Weighted-average common shares used to compute net income (loss) per share attributable to Class A and Class B common stockholders:			
Basic	338,781	336,922	351,952
Diluted	341,970	347,808	362,589

Form 10-K

See Accompanying Notes to Consolidated Financial Statements.

AppLovin Corporation
Consolidated Statements of Comprehensive Income
(In thousands)

	Year Ended December 31,		
	2025	**2024**	**2023**
Net income	$ 3,333,751	$ 1,579,776	$ 356,711
Other comprehensive income (loss):			
Foreign currency translation adjustment, net of tax	56,109	(37,822)	18,108
Other comprehensive income (loss), net of tax	56,109	(37,822)	18,108
Comprehensive income	$ 3,389,860	$ 1,541,954	$ 374,819

See Accompanying Notes to Consolidated Financial Statements.

AppLovin Corporation
Consolidated Statements of Comprehensive Income
(In thousands)

	Class A and Class B Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity
	Shares	Amount				
Balances as of December 31, 2022	373,874	$ 11	$ 3,155,748	$ (83,382)	$ (1,169,700)	$ 1,902,677
Stock issued in connection with equity awards	20,320	—	25,998	—	—	25,998
Shares withheld related to net share settlement of equity awards	(7,642)	—	(246,435)	—	—	(246,435)
Repurchase of Class A common stock	(46,665)	—	(1,153,593)	—	—	(1,153,593)
Stock-based compensation	—	—	352,863	—	—	352,863
Other comprehensive income, net of tax	—	—	—	18,108	—	18,108
Net income	—	—	—	—	356,711	356,711
Balances as of December 31, 2023	339,887	$ 11	$ 2,134,581	$ (65,274)	$ (812,989)	$ 1,256,329
Stock issued in connection with equity awards	25,821	—	55,596	—	—	55,596
Shares withheld related to net share settlement of equity awards	(9,585)	—	(1,152,131)	—	—	(1,152,131)
Repurchase of Class A common stock	(16,081)	—	(813,714)	—	(167,583)	(981,297)
Stock-based compensation	—	—	369,367	—	—	369,367
Other comprehensive loss, net of tax	—	—	—	(37,822)	—	(37,822)
Net income	—	—	—	—	1,579,776	1,579,776
Balances as of December 31, 2024	340,042	$ 11	$ 593,699	$ (103,096)	$ 599,204	$ 1,089,818
Stock issued in connection with equity awards	4,672	—	25,329	—	—	25,329
Shares withheld related to net share settlement of equity awards	(890)	—	(382,899)	—	—	(382,899)
Repurchase of Class A common stock	(5,511)	—	—	—	(2,197,858)	(2,197,858)
Stock-based compensation	—	—	210,421	—	—	210,421
Other comprehensive income, net of tax	—	—	—	56,109	—	56,109
Net income	—	—	—	—	3,333,751	3,333,751
Balances as of December 31, 2025	338,313	$ 11	$ 446,550	$ (46,987)	$ 1,735,097	$ 2,134,671

Form 10-K

See Accompanying Notes to Consolidated Financial Statements.

AppLovin Corporation
Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31,		
	2025	**2024**	**2023**
Operating Activities			
Net income	$ 3,333,751	$ 1,579,776	$ 356,711
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization, depreciation and write-offs	194,778	448,680	489,008
Goodwill impairment	188,943	—	—
Stock-based compensation, excluding cash-settled awards	210,421	369,367	363,107
Gain on divestiture, net of transaction costs	(106,229)	—	—
Impairment of investments	50,000	—	27,953
Loss on settlement of debt	—	28,375	4,337
Change in operating right-of-use assets	12,295	12,689	17,842
Other	9,213	9,663	11,226
Changes in operating assets and liabilities:			
Accounts receivable	(542,219)	(467,028)	(261,279)
Prepaid expenses and other assets	134,658	(185,331)	(133,968)
Accounts payable	232,486	189,585	98,574
Operating lease liabilities	(15,229)	(14,106)	(18,612)
Accrued and other liabilities	268,226	127,341	106,611
Net cash provided by operating activities	3,971,094	2,099,011	1,061,510
Investing Activities			
Purchase of intangible assets	(28,318)	(25,553)	(63,899)
Purchase of non-marketable equity securities	(20,178)	(76,983)	(17,934)
Proceeds from divestiture, net of cash divested	407,297	—	—
Other investing activities	(373)	(4,218)	4,004
Net cash provided by (used in) investing activities	358,428	(106,754)	(77,829)
Financing Activities			
Repurchases of common stock	(2,191,944)	(981,297)	(1,153,593)
Payments of withholding taxes related to net share settlement	(392,410)	(1,143,525)	(246,435)
Principal repayments of debt	(200,000)	(4,225,223)	(497,994)
Payments of deferred acquisition costs	—	—	(33,903)
Principal payments of finance leases	(18,669)	(20,875)	(20,170)
Payments of licensed asset obligation	(13,532)	—	(27,110)
Payments of debt issuance cost	(1,843)	(35,563)	(4,655)
Proceeds from issuance of debt	200,000	4,614,841	395,281
Proceeds from issuance of common stock upon exercise of stock options and purchase of ESPP shares	25,329	41,798	25,788
Net cash used in financing activities	(2,593,069)	(1,749,844)	(1,562,791)
Effect of foreign exchange rate on cash and cash equivalents	9,232	(3,154)	778
Net increase in cash and cash equivalents, including cash classified within current assets of discontinued operations	1,745,685	239,259	(578,332)
Less: net decrease in cash classified within current assets of discontinued operations	(44,381)	—	—
Net (decrease) increase in cash and cash equivalents	1,790,066	239,259	(578,332)
Cash and cash equivalents at beginning of the period	697,030	502,152	1,080,484
Cash and cash equivalents at end of the period	$ 2,487,096	$ 741,411	$ 502,152

See Accompanying Notes to Consolidated Financial Statements.

AppLovin Corporation
Consolidated Statement of Cash Flows (Continued)
(In thousands)

	Year Ended December 31,		
	2025	**2024**	**2023**
Supplemental non-cash investing and financing activities disclosures:			
Non-cash consideration received from divestiture	$ 285,000	$ —	$ —
Right-of-use assets obtained in exchange for lease obligations, net of modifications	$ (28,570)	$ 26,325	$ 119,911
Accrued withholding taxes related to net share settlement of restricted stock units	$ —	$ 8,606	$ —
Supplemental disclosure of cash flow information:			
Cash paid for income taxes, net of refunds	$ 194,843	$ 67,332	$ 75,433
Cash paid for interest	$ 198,788	$ 270,615	$ 248,828

Form 10-K

See Accompanying Notes to Consolidated Financial Statements.

APPLOVIN CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business

AppLovin Corporation (the “Company” or “AppLovin”) was incorporated in the state of Delaware on July 18, 2011. The Company is a leader in the advertising industry providing end-to-end advertising solutions that allow businesses to reach, monetize and grow their global audiences.

The Company is headquartered in Palo Alto, California, and has several operating locations in the U.S. as well as various international office locations in North America, Asia, and Europe.

2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation—The accompanying consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP"). Consolidated financial statements include accounts and operations of the Company and its wholly owned subsidiaries. In accordance with the provisions of Accounting Standards Codification ("ASC") 810, *Consolidation*, the Company is also required to consolidate any variable interest entities ("VIE") when it is the primary beneficiary. The primary beneficiary has both the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses of the VIE that could potentially be significant to the VIE, or the right to receive benefits from the VIE that could potentially be significant to the VIE. The Company evaluates its relationships with all VIEs on an ongoing basis. All intercompany transactions and balances have been eliminated upon consolidation.

Certain prior period amounts reported in the Company's consolidated financial statements and accompanying notes have been reclassified to conform to the current period presentation where applicable.

Use of Estimates—The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. The Company bases its estimates on assumptions that are believed to be reasonable under the circumstances. On an ongoing basis, the Company evaluates its estimates, including, but not limited to, those related to valuation of long-lived assets and their associated estimated useful lives, valuation of goodwill, valuation of non-marketable equity securities, valuation of equity method investments, income taxes, stock-based compensation, and other contingent liabilities. These estimates are inherently subject to judgment and actual results could differ materially from those estimates.

Apps Business Divestiture—On May 7, 2025, the Company and its subsidiaries Morocco, Inc. and AppLovin GmbH entered into a purchase agreement with Tripledot and its subsidiaries Eton Games Inc. and Tripledot Group Holdings Limited to sell the equity interests of certain wholly-owned subsidiaries that operated the Company’s Apps business (the “Apps Business”). The sale was completed on June 30, 2025. The Company determined that the divestiture of the Apps Business met the criteria for presentation as discontinued operations in the second quarter of the year ended December 31, 2025, as it represented a strategic shift that had a major impact on the Company’s operations and financial results. Accordingly, the results of the Apps Business, including the gain on divestiture, are reported as discontinued operations in the consolidated statements of operations, and as such, have been excluded from both continuing operations and segment results for all periods presented. Further, the assets and liabilities of the Apps Business were reclassified as assets and liabilities of discontinued operations in the consolidated balance sheets as of December 31, 2024. The consolidated statements of cash flows continue to be presented on a consolidated basis for both continuing and discontinued operations. Certain costs previously allocated to the Apps Business for segment reporting purposes do not meet the criteria for classification within discontinued operations, and as such, these costs were reallocated to continuing operations. In addition, historical intercompany balances and transactions between the Company and the divested Apps Business that were eliminated in consolidation were not included in the results of either continuing or discontinued operations. Unless otherwise indicated, all references in the notes to the consolidated financial statements relate to continuing operations. See Note 3—Discontinued Operations for additional information.

Segment Reporting—Following the divestiture of the Apps Business, the Company has determined that it currently operates as a single operating and reportable segment at the consolidated level. Prior period segment results and related disclosures have been recast to conform to the current period segment presentation. See Note 14—Segment and Geographic Information for further details.

Equity Method Investments—The Company accounts for investments under the equity method when it has the ability to exercise significant influence, but not control, over the financial and operating policies of an investee, unless the fair value option is elected. Equity method investments are initially recorded at cost and subsequently adjusted for the Company’s proportionate share of the investee’s net income or loss and the amortization of basis differences resulting from the excess of the investment cost over the Company’s share of the investee’s underlying net assets. The Company records its share of the investee’s results and any related basis difference amortization one quarter in arrears in other income (expense), net in the consolidated statements of operations. The Company evaluates equity method investments for impairment on an ongoing basis and records an impairment loss when a decline in fair value below carrying value is determined to be other than temporary.

In connection with the sale of its Apps Business, the Company received 596.9 million ordinary shares of Tripledot,

representing approximately a 22% ownership interest, with an estimated fair value of $285.0 million at the acquisition date. The Company accounts for this investment under the equity method. The Company's share of Tripledot's income and related basis difference amortization was not material for the year ended December 31, 2025. See Note 3—Discontinued Operations and Note 15—Related Party Transactions for additional information.

Revenue from Contracts with Customers—The Company generates substantially all of its revenue from Axon Ads Manager, the Company's AI-powered advertising solution that matches advertiser demand with publisher supply of advertising inventory through auctions at vast scale and microsecond-level speeds. The Company's performance obligation is to provide customers with access to its advertising solution, which facilitates the advertisers' purchase of advertising inventory from publishers on an impression or action basis.

The Company does not control the advertising inventory prior to its transfer to the advertiser because it does not have the substantive ability to direct the use of, or obtain substantially all of the remaining benefits from, the advertising inventory. In addition, the Company is not primarily responsible for fulfillment. Therefore, the Company is an agent in these arrangements and presents revenue net of advertising inventory costs.

The transaction price is determined dynamically based on advertisers' campaign goals, less consideration paid or payable to publishers. Revenue is recognized for impression-based arrangements when an ad impression is delivered; for action-based arrangements, when the specified action (such as a click or install) occurs.

The Company's terms and conditions generally stipulate payment terms of 30 days after the end of the month. Substantially all of the Company's contracts with customers are cancelable at any time.

Revenue from other services was not material for any period presented.

The Company presents taxes collected from customers and remitted to governmental authorities on a net basis.

Disaggregation of Revenue—Revenue disaggregated by geography, based on user location, consisted of the following (in thousands):

	Year Ended December 31,		
	2025	2024	2023
United States	$ 2,827,248	$ 1,726,202	$ 1,015,897
Rest of the world	2,653,469	1,497,856	825,865
Total revenue	$ 5,480,717	$ 3,224,058	$ 1,841,762

Cash and Cash Equivalents—Cash and cash equivalents primarily consist of cash held in checking and interest-bearing deposit accounts as well as investments in money market funds. The Company classifies highly liquid investments with original maturities of 90 days or less from the date of purchase as cash equivalents.

Non-Marketable Equity Investments—Non-marketable equity securities are investments without readily determinable fair values. For investments that qualify for the net asset value ("NAV") practical expedient, the Company estimates fair value based on their NAV. All other non-marketable equity securities are accounted for under the measurement alternative and recorded at cost, less any impairment, plus or minus changes resulting from qualifying observable price changes. An impairment loss is recognized when events or circumstances indicate a decline in value. Non-marketable equity securities are included in other assets in the consolidated balance sheets, and changes in carrying amount are included in other income (expense) net in the consolidated statements of operations. See Note 4—Financial Instruments and Fair Value Measurements for additional information.

Accounts Receivable, net—The Company records accounts receivable at the invoiced amount, net of allowance for potentially uncollectible amounts. The Company reviews accounts receivable periodically and estimates the allowance based on known troubled accounts, historical experience, and other currently available evidence. As of December 31, 2025 and 2024, the allowance for uncollectible amounts was not material.

Fair Value of Financial Instruments—The Company uses a three-tier fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a non-recurring basis, in periods subsequent to their initial measurement. The hierarchy requires the Company to use observable inputs when available, and to minimize the use of unobservable inputs when determining fair value. The three tiers are defined as follows:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Inputs other than quoted prices included in Level 1 that are observable either directly or indirectly.

Level 3—Unobservable inputs of which there is little or no market data, which require the Company to develop its own assumptions.

Financial assets measured at fair value on a recurring basis include investments in money market funds and non-marketable equity securities in private equity funds measured using the NAV practical expedient. Financial assets measured at fair value on a nonrecurring basis include non-marketable equity securities in privately held companies. All other financial assets and liabilities are carried at cost, with fair value disclosed when required. Refer to Note 4—Financial Instruments and Fair Value Measurements and Note 9—Debt for additional information.

Concentration of Credit Risk and Uncertainties—The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, and accounts receivable. The Company maintains its cash and cash equivalents with large, reputable financial institutions in amounts that exceed Federal Deposit Insurance Corporation limits.

The Company performs ongoing credit evaluations of its customers and generally requires no collateral for its accounts receivable. No individual customer represented 10% or more of the Company's accounts receivable, net as of December 31, 2025 or 2024. No individual customer represented 10% or more of the Company's total revenue during the years ended December 31, 2025, 2024, or 2023.

Property and Equipment, net—Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which is as follows:

	Useful Life
Leasehold improvements	Over the shorter of useful life (up to 10 years) or lease term
Software and licenses	3 years
Furniture and fixtures	3-5 years
Computer equipment	3-5 years

When assets are retired or otherwise disposed of, the cost and accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is reflected in operations in the period realized. Maintenance and repairs are charged to operations as incurred.

Leases—Leases consist primarily of operating leases for office facilities and finance leases for servers and networking equipment. The Company determines if an arrangement is or contains a lease at inception. The Company accounts for lease and non-lease components as a single lease component and does not recognize right-of-use assets and lease liabilities for leases with a term of 12 months or less. Payments under the Company's lease arrangements are primarily fixed, however, certain lease agreements contain variable payments, primarily including common-area maintenance, utilities, taxes or other operating costs, which are expensed as incurred and not included in the lease right-of-use assets and liabilities.

Operating and finance lease right-of-use assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. Lease payments consist primarily of the fixed payments under the arrangement, less any lease incentives. The Company generally uses an incremental borrowing rate estimated based on the information available at the lease commencement date or on the date of lease modification, if applicable, to determine the present value of lease payments unless the implicit rate is readily determinable. The Company estimates its incremental borrowing rate based on the rate of interest it would have to pay to borrow on a collateralized basis with an equal lease payment amount, over a similar term, and in a similar economic environment. Generally, the lease term is based on non-cancelable lease term when determining the lease assets and liabilities. The lease terms may include periods under options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option.

Operating leases are included in operating lease right-of-use assets, operating lease liabilities, current, and operating lease liabilities, non-current on the Company's consolidated balance sheets. Finance leases are included in property and equipment, net, accrued and other current liabilities, and other non-current liabilities on the Company's consolidated balance sheets.

Operating lease costs are recognized on a straight-line basis over the lease terms. Finance lease assets are amortized on a straight-line basis over the shorter of the estimated useful lives of the assets or the lease terms.

Acquisitions—The Company applies a screen test to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets to determine whether a transaction is accounted for as an asset acquisition or business combination.

For transactions accounted for as business combinations, the Company allocates the fair value of acquisition consideration to the identifiable tangible and intangible assets acquired and liabilities assumed, except for revenue contracts acquired, which are recognized in accordance with the Company's revenue recognition policy, based on their estimated fair value, with excess recorded as goodwill. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable, and as a result, actual results may differ from estimates. During the measurement period, which is one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings. Acquisition-related costs are expensed as incurred. There were no business combinations during the years ended December 31, 2025 or 2024.

For transactions accounted for as asset acquisitions, the cost, including certain transaction costs, is allocated to the assets acquired on the basis of relative fair values. The Company generally includes contingent consideration in the cost of the assets acquired only when the uncertainty is resolved. The Company amortizes contingent consideration adjustments to the cost of the acquired assets prospectively using the straight-line method over the remaining useful life of the assets. No goodwill is recognized in asset acquisitions. There were no asset acquisitions during the years ended December 31, 2025 or 2024.

Software Development Costs—The Company incurs development costs related to internal-use software. Development costs meet the criteria for capitalization once the preliminary project stage is complete and it is probable that the project will be completed and the software will be used to perform the function intended. Software development costs that meet the capitalization criteria were not material for any period presented.

Goodwill—The Company allocates goodwill to reporting units based on the expected benefit from the business combination. In the event of changes in reporting units, the Company reassigns goodwill using a relative fair value allocation approach. The Company tests goodwill for impairment at the reporting unit level on an annual basis during the fourth quarter, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. A goodwill impairment is recognized for the amount that the carrying value of the reporting unit, including goodwill, exceeds its fair value, limited to the total amount of goodwill allocated to that reporting unit. Refer to Note 3—Discontinued Operations and Note 7—Goodwill and Intangible Assets, Net for additional information.

Intangible Assets—Intangible assets are carried at cost and amortized on a straight-line basis over their estimated useful lives. The Company determines the appropriate useful life of its intangible assets based on their expected cash flows.

Impairment of Long-Lived Assets—The Company reviews long-lived assets that are held and used for impairment whenever events or changes in circumstances indicate the carrying value of an asset or asset group may not be recoverable. If such indicators are present, the Company assesses the recoverability of the asset or asset group by comparing its carrying value to the undiscounted future cash flows expected to be generated by the asset or asset group. If the future undiscounted cash flows are less than the carrying value of the asset or asset group, an impairment charge is recognized by the amount by which the carrying value of the asset or asset group exceeds its estimated fair value. Impairment related to long-lived assets that are held and used was not material for any period presented.

Stock-Based Compensation—The Company measures and recognizes stock-based compensation for share-based awards, primarily including restricted stock units ("RSUs"), performance-based RSUs ("PSUs") with both service and market-based conditions, stock options and stock purchase rights granted under the Employee Stock Purchase Plan ("ESPP"), based on the grant-date fair value of the awards. The Company accounts for forfeitures for all awards as they occur.

The fair value of RSUs is based on the closing price of the Company's Class A common stock on the grant date, with stock-based compensation recognized on a straight-line basis over the requisite service period, which is generally one or four years.

The fair value of PSUs with both service and market conditions is estimated using the Monte Carlo simulation pricing model, which incorporates various assumptions including the expected stock price volatility, the risk-free interest rate, the expected dividend yield and the discount for awards subject to post-vesting restrictions, with stock-based compensation recognized using the accelerated attribution method over the derived service period, regardless of whether the market conditions are achieved. If the market conditions are achieved earlier than the derived service period, the Company adjusts its stock-based compensation to reflect the cumulative expense associated with the vested awards.

The fair value of stock options and purchase rights granted under the ESPP is estimated using the Black-Scholes option-pricing model, which incorporates various assumptions including the expected term, the expected stock price volatility, the risk-free interest rate, and the expected dividend yield, with stock-based compensation recognized on a straight-line basis over the requisite service period.

Income Taxes—The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize deferred tax assets in the future in excess of their net recorded amount, an adjustment to the deferred tax asset valuation allowance would be made to reduce the provision for income taxes. The Company presents deferred tax assets and liabilities on a net basis by jurisdictional filing group. Net deferred tax assets are included in other assets, while net deferred tax liabilities are included in other non-current liabilities on the Company's consolidated balance sheets.

The Company records uncertain tax positions on the basis of a two-step process in which determinations are made (1) whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position; and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with a tax authority.

The Company recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statements of operations. Accrued interest and penalties are included on the related tax liability line in the consolidated balance sheets.

Foreign Currency Transactions—Generally, the functional currency of the Company's international subsidiaries is the U.S. dollar. In cases where the functional currency is not the U.S. dollar, the Company translates the financial statements of these subsidiaries to U.S. dollars using the exchange rate at the balance sheet date for assets and liabilities, and average exchange rates during the period for revenue and expenses. The Company records translation gains and losses in accumulated other comprehensive income (loss) as a component of stockholders' equity. The Company records foreign currency transaction gains and losses from transactions denominated in a currency other than the functional currency of the subsidiary involved in other income (expense), net on the Company's consolidated statements of operations.

Comprehensive Income (Loss)—Comprehensive income (loss) is composed of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) consists of foreign currency translation adjustments.

Net Income (Loss) Per Share Attributable to Common Stockholders—Basic and diluted net income (loss) per share attributable to common stockholders is computed under the two-class method required for participating securities. The Company considers options exercised by non-recourse promissory notes, early exercised unvested stock options, and common stock subject to certain share repurchase agreements to be participating securities. Under the two-class method, the net loss attributable to common stockholders is not allocated to participating securities as the holders of these instruments do not have a contractual obligation to share in the Company's losses. Net income is attributed to common stockholders and participating securities based on their respective participation rights. Basic net income (loss) per share attributable to common stockholders is computed by dividing the net income (loss) attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted income (loss) per share attributable to common stockholders is computed by giving effect to all potentially dilutive securities outstanding during the period. For periods in which the Company reports net losses, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders, because potentially dilutive common shares are anti-dilutive.

As the liquidation and dividend rights are identical for Class A and Class B common stock, the undistributed earnings are allocated on a proportional basis and the resulting basic and diluted EPS are the same for Class A and Class B common stock on an individual or combined basis.

Recent Accounting Pronouncements (Issued and Adopted)—In December 2023, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") 2023-09, *Income Taxes: Improvements to Income Tax Disclosures,* which requires disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. The amendments are effective for annual periods beginning after December 15, 2024. The amendment may be applied prospectively or retrospectively, and early adoption is permitted. The Company adopted this ASU for the year ended December 31, 2025 and applied the new disclosure requirements on a prospective basis. For additional information, see Note 13—Income Taxes.

Recent Accounting Pronouncements (Issued and Not Yet Adopted)—In November 2024, the FASB issued ASU 2024-03, *Income Statement: Reporting Comprehensive Income-Expense Disaggregation Disclosures*, which requires disaggregated disclosures, in the notes to the financial statements, of certain categories of expenses that are included in expense line items on the face of the income statement. The amendments will be effective for annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027. The amendments may be applied prospectively or retrospectively, and early adoption is permitted. The Company is currently evaluating this ASU to determine its impact on the Company's disclosures.

In September 2025, the FASB issued ASU 2025-06, *Intangibles—Goodwill and Other—Internal-Use Software: Targeted Improvements to the Accounting for Internal-Use Software*, which provides updated recognition and disclosure framework for internal-use software costs. The amendments will be effective for annual periods beginning after December 15, 2027, and interim periods within those annual reporting periods. The amendments may be applied prospectively or retrospectively, and early adoption is permitted. The Company is currently evaluating this ASU to determine its impact on the Company's disclosures.

In December 2025, the FASB issued ASU 2025-11, *Interim Reporting (Topic 270): Narrow-Scope Improvements*, which clarifies the applicability of the interim reporting guidance, the types of interim reporting, and the form and content of interim financial statements in accordance with U.S. GAAP. Per the FASB, the amendment does not intend to change the fundamental nature of interim reporting or expand or reduce current interim disclosure requirements but rather provide clarity and improve navigability of the existing interim reporting requirements. The amendments will be effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. The amendments may be applied prospectively or retrospectively, and early adoption is permitted. The Company is currently evaluating this ASU to determine its impact on the Company's disclosures.

3. Discontinued Operations

Divestiture

On June 30, 2025, the Company completed the sale of its Apps Business, as part of its strategic effort to divest non-core assets and dedicate its resources to advancing its advertising business. In connection with the transaction, the Company received $715.6 million in total consideration, consisting of $430.6 million in cash and 596.9 million ordinary shares of Tripledot, valued at $285.0 million. These shares represented approximately 22% of Tripledot's outstanding ordinary shares and 20% of its fully diluted equity capitalization as of the closing date. The cash consideration of $430.6 million includes $400.0 million as specified in the purchase agreement and $30.6 million in purchase price adjustments in accordance with the terms of the purchase agreement.

The fair value of the equity consideration was determined based on the combined value of Tripledot and the Apps Business as of the closing date, estimated using a combination of the market approach, which incorporated valuation multiples of comparable public companies, and the income approach based on projected discounted cash flows. The significant assumptions used included estimates of future revenues and operating expenses, long-term growth rates, working capital requirements and discount rates, which are considered unobservable inputs and are classified as Level 3 within the fair value hierarchy.

For tax purposes, the transfer of certain Apps Business subsidiaries was treated as an asset sale, resulting in a $125.6 million write-off of deferred tax assets, which was included in the provision for income taxes from discontinued operations. The Company derecognized the remaining net assets of $591.2 million and recorded a pre-tax gain of $106.2 million in discontinued operations after giving effect to $18.3 million of transaction costs. The transaction also resulted in a capital loss for income tax purposes of $204.3 million, which was fully offset by a valuation allowance.

The following table summarizes the results of operations classified as loss from discontinued operations, net of income taxes, in the consolidated statements of operations (in thousands):

		Year Ended December 31,				
		2025		2024		2023
Revenue	$	640,830	$	1,485,190	$	1,441,325
Costs and expenses:						
Cost of revenue		209,442		646,193		702,578
Sales and marketing		242,547		596,346		602,693
Research and development		130,298		263,979		258,605
General and administrative		4,202		16,169		1,653
Goodwill impairment		188,943		—		—
Total costs and expenses		775,432		1,522,687		1,565,529
Loss from operations		(134,602)		(37,497)		(124,204)
Other income:						
Gain on divestiture, net of transaction costs		106,229		—		—
Other income, net		1,519		1,559		3,172
Total other income, net		107,748		1,559		3,172
Loss from discontinued operations before income taxes		(26,854)		(35,938)		(121,032)
Provision for (benefit from) income taxes		72,590		(26,190)		(19,917)
Loss from discontinued operations, net of income taxes	$	(99,444)	$	(9,748)	$	(101,115)

The following table represents assets and liabilities that are classified as discontinued operations in the consolidated balance sheets for the period presented (in thousands):

Assets:		As of December 31, 2024
Cash	$	44,381
Accounts receivable, net		130,911
Prepaid expenses and other current assets		16,063
Total current assets of discontinued operations		191,355
Goodwill		345,741
Intangible assets, net		423,826
Other non-current assets		167,682
Total assets of discontinued operations	$	1,128,604
Liabilities:		
Accounts payable	$	59,125
Accrued and other current liabilities		45,202
Deferred revenue		32,786
Total current liabilities of discontinued operations		137,113
Other non-current liabilities		1,414
Total liabilities of discontinued operations	$	138,527

The following table summarizes significant non-cash operating items and capital expenditures related to discontinued operations, as reflected in the consolidated statements of cash flows for the periods presented (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Amortization, depreciation and write-offs	$ 64,054	$ 319,889	$ 369,856
Stock-based compensation	$ 3,663	$ 19,024	$ 20,556
Goodwill impairment	$ 188,943	$ —	$ —
Acquisition of intangible assets	$ 22,429	$ 15,883	$ 52,718

Goodwill Impairment

On February 12, 2025, the Company entered into a non-binding term sheet to sell its Apps Business to Tripledot. As of March 31, 2025, the Apps Business was not classified as held for sale, as the criteria required for such classification had not yet been met. However, the Company identified the non-binding term sheet combined with negotiations throughout the first quarter of 2025 to sell the Apps Business as an indicator of impairment for the Apps reporting unit and performed an interim quantitative goodwill impairment test as of March 31, 2025. Based on this assessment, the Company determined that the carrying amount of the Apps reporting unit exceeded its estimated fair value and recorded a non-cash goodwill impairment charge of $188.9 million. This charge was included in loss from discontinued operations, net of income taxes, for the year ended December 31, 2025.

At the time the interim impairment test was performed, the Company had not yet determined the fair value of the total consideration, which was subject to the valuation of the equity consideration at the closing of the transaction. As a result, the Company estimated the fair value of the Apps reporting unit using the discounted cash flow method of the income approach. Key valuation inputs included projected future cash flows, risk-adjusted discount rates and long-term growth rates, which are based on management's estimates and assumptions believed to be reasonable and reflective of known market conditions as of the interim impairment test date. The resulting fair value measurement is classified as Level 3 within the fair value hierarchy due to the use of significant unobservable inputs.

4. Financial Instruments and Fair Value Measurements

Financial Instruments Measured at Fair Value by Level on a Recurring Basis

As of December 31, 2025, the Company held $200.1 million in money market funds, which were classified as Level 1 within the fair value hierarchy. As of December 31, 2024, the money market funds balance was not material.

Non-Marketable Equity Securities Measured at Net Asset Value

The Company held equity interests in certain private equity funds of $118.7 million and $77.3 million as of December 31, 2025 and 2024, respectively, which are measured using the NAV practical expedient and accordingly, are not classified within the fair value hierarchy. Under the NAV practical expedient, the Company records investments based on its proportionate share of the underlying funds' NAV.

These funds vary in investment strategies and generally have an initial term of 7 to 10 years, which may be extended for 2 to 3 additional years with the applicable approval. These investments are subject to certain restrictions regarding transfers and withdrawals and generally cannot be redeemed with the funds. Distributions from the funds will be received as the underlying investments are liquidated. The Company's maximum exposure to loss is limited to the carrying value of these investments of $118.7 million and the remaining unfunded commitments of $3.0 million as of December 31, 2025.

During the year ended December 31, 2025, the Company made total capital contributions of $18.7 million related to these investments. Unrealized gains on these investments were $18.8 million for the twelve months ended December 31, 2025 and were not material for the twelve months ended December 31, 2024.

Non-Marketable Equity Securities Measured at Fair Value on a Non-Recurring Basis

The Company's non-marketable equity securities are investments in privately held companies without readily determinable fair values. The Company elected the measurement alternative to account for these investments. Under the measurement alternative, the carrying value of the non-marketable equity securities are adjusted based on price changes from observable transactions of identical or similar securities of the same issuer or for impairment. These investments are classified as Level 3 when measured due to impairment or qualifying observable price changes, as the valuation incorporates observable transaction prices and significant unobservable inputs.

As of December 31, 2025 and 2024, the carrying amounts of the Company's non-marketable equity securities were $19.6 million and $68.1 million, respectively, and were included in other assets in the Company's consolidated balance sheets. During the year ended December 31, 2025, the Company recorded a $50.0 million impairment charge, resulting in a full write-down of its investment in Humans, Inc. Refer to Note 15—Related Party Transactions for additional information. No other upward or downward adjustments were recorded during the years ended December 31, 2025 or 2024. Cumulative downward adjustments for investments held as of December 31, 2025 and 2024 were not material.

5. Supplemental Financial Statement Information

Property and equipment, net consisted of the following (in thousands):

	As of December 31,	
	2025	2024
Finance lease right-of-use assets	$ 212,208	$ 222,203
Leasehold improvements	17,608	17,666
Software and licenses	7,143	7,125
Furniture and fixtures	1,266	1,569
Computer equipment	1,787	2,053
Total property and equipment, gross	240,012	250,616
Less: accumulated depreciation	(117,567)	(90,646)
Total property and equipment, net	$ 122,445	$ 159,970

Depreciation expenses were $25.7 million, $29.3 million, and $26.2 million for the years ended December 31, 2025, 2024, and 2023, respectively.

Accrued and other current liabilities consisted of the following (in thousands):

	As of December 31,	
	2025	2024
Accrued taxes	$ 451,594	$ 263,703
Compensation and related liabilities	18,335	49,559
Deferred revenue	47,682	37,053
Accrued expenses and other	55,257	51,216
Total accrued and other current liabilities	$ 572,868	$ 401,531

6. Commitments and Contingencies

Commitments—As of December 31, 2025, the Company's non-cancelable minimum purchase commitments totaled $702.8 million, which were primarily related to a multi-year contractual arrangement with a cloud computing services provider. In August 2024, the Company amended its agreement with the provider, committing to spending a minimum of $1.3 billion over a three-year period. By December 31, 2025, the Company had made payments of $579.3 million towards this commitment.

As of December 31, 2025, future minimum payments under these non-cancelable purchase commitments with a remaining term in excess of one year were as follows (in thousands):

2026	$ 398,524
2027	304,322
Thereafter	—
Total non-cancelable purchase commitments	$ 702,846

Contingencies—From time to time, the Company may have certain contingent liabilities that arise in the ordinary course of business activities. The Company accrues a liability for such matters when it is probable that future expenditures will be made, and such expenditures can be reasonably estimated.

Legal Proceedings—The Company is involved from time to time in litigation, claims, and proceedings. The outcomes of the Company's legal proceedings are inherently unpredictable and subject to significant uncertainty.

The Company records a liability for loss contingencies when it is probable that a loss has been incurred and the amount can be reasonably estimated. If a loss is reasonably possible and the amount or range of loss can be reasonably estimated, the Company discloses the estimated loss or range of loss. The Company monitors legal matters and evaluates developments that could affect previously accrued amounts or related disclosures, or whether a previously unaccrued or undisclosed matter requires accrual or disclosure, and adjusts accruals and disclosures as appropriate. Determining the likelihood of loss and the amount or range of loss involves significant judgment.

Based on its current knowledge, the Company does not believe the ultimate resolution of its outstanding legal and regulatory matters will have a material adverse effect on the Company's business, financial position, results of operations, or cash flows. However, if one or more of these matters were resolved against the Company for amounts in excess of the Company's expectations, the Company's results of operations, financial position, or cash flows could be materially affected.

As of December 31, 2025 and 2024, the Company had no material loss contingencies related to legal proceedings for which a loss was probable or reasonably possible.

The Company expenses legal fees in the period in which they are incurred.

Indemnifications—The Company enters into indemnification provisions under agreements with other parties in the ordinary course of business, including certain customers, business partners, investors, contractors and the Company's officers, directors and certain employees. It is not possible to determine the maximum potential loss under these indemnification provisions due to the Company's limited history of prior indemnification claims and the unique facts and circumstances involved in each particular provision. To date, losses recorded in the Company's consolidated statements of operations in connection with the indemnification provisions have not been material.

Non-income Taxes—The Company may be subject to audit by various tax authorities with regard to non-income tax matters. The subject matter of non-income tax audits primarily arises from different interpretations on tax treatment and tax rates applied. The Company accrues liabilities for non-income taxes that may result from examinations by, or any negotiated agreements with, these tax authorities when a loss is probable and reasonably estimable. If a loss is reasonably possible and the loss or range of loss can be estimated, the Company discloses the reasonably possible loss.

7. Goodwill and Intangible Assets, Net

As a result of the Apps Business divestiture, the Company has a single reportable segment, and the reporting unit is the same as the reportable segment. This change did not affect the composition of the remaining reporting unit and, accordingly, no impairment indicator was identified upon the change. The Company performed the required annual goodwill assessment in the fourth quarter of the year ended December 31, 2025, and concluded the goodwill was not impaired.

The following table presents the changes in the carrying amount of goodwill (in thousands):

Balance as of December 31, 2023	$ 1,497,109
Foreign currency translation	(39,424)
Balance as of December 31, 2024	$ 1,457,685
Foreign currency translation	82,301
Balance as of December 31, 2025	$ 1,539,986

Intangible assets, net consisted of the following (in thousands):

	Weighted-Average Remaining Useful Life (in years)	As of December 31, 2025			As of December 31, 2024		
		Gross Carrying Value	Accumulated Amortization	Net Book Value	Gross Carrying Value	Accumulated Amortization	Net Book Value
Customer relationships	6.3	$ 528,207	$ (218,736)	$ 309,471	$ 511,125	$ (160,810)	$ 350,315
Developed technology	1.7	210,708	(159,274)	51,434	203,030	(119,552)	83,478
Other	3.4	65,790	(29,981)	35,809	56,880	(17,822)	39,058
Total intangible assets		$ 804,705	$ (407,991)	$ 396,714	$ 771,035	$ (298,184)	$ 472,851

The Company recorded amortization expense related to intangible assets as follows (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Cost of revenue	$ 42,300	$ 38,220	$ 36,983
Sales and marketing	55,104	54,628	54,556
Total	$ 97,404	$ 92,848	$ 91,539

As of December 31, 2025, the expected future amortization expense related to intangible assets was estimated as follows (in thousands):

2026	$ 89,357
2027	81,014
2028	59,469
2029	53,167
2030	48,941
Thereafter	64,766
Total	$ 396,714

8. Leases

The Company has entered into various non-cancelable operating and finance leases primarily for its office facilities and servers and networking equipment. These leases have remaining lease terms of less than 1 year to 7 years, some of which include options to extend the leases for up to 5 years.

The components of lease costs recognized in the Company's consolidated statements of operations were as follows (in thousands):

| | Year Ended December 31, | | |
	2025	2024	2023
Finance lease cost:			
Amortization of right-of-use assets	$ 19,938	$ 24,308	$ 22,673
Interest	6,395	9,231	7,036
Operating lease cost	13,467	14,916	16,304
Variable lease cost and other	5,098	4,820	4,465
Total lease cost	$ 44,898	$ 53,275	$ 50,478

Maturities of lease liabilities as of December 31, 2025 were as follows (in thousands):

	Operating Leases	Finance Leases
2026	15,162	22,500
2027	12,408	22,483
2028	5,276	22,218
2029	809	22,131
2030	—	22,131
Thereafter	—	28,809
Total lease payments	33,655	140,272
Less: amount representing interest	(1,901)	(17,619)
Present value of future lease payments	31,754	122,653
Less: current obligations under leases	(13,943)	(17,481)
Non-current lease obligations	$ 17,811	$ 105,172

Supplemental balance sheet information related to lease liabilities was as follows:

| | As of December 31, | |
	2025	2024
Weighted-average remaining lease term:		
Finance leases	6.3 years	6.0 years
Operating leases	2.4 years	3.2 years
Weighted-average discount rate:		
Finance leases	4.4 %	5.7 %
Operating leases	5.2 %	5.2 %

Supplemental cash flow information related to leases was as follows (in thousands):

| | Year Ended December 31, | | |
	2025	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows for operating leases	$ 16,240	$ 16,332	$ 16,781
Operating cash flows for finance leases	$ 6,395	$ 9,231	$ 7,036
Financing cash flows for finance leases	$ 18,669	$ 20,875	$ 20,170

As of December 31, 2025, the Company did not have any significant lease that had not yet commenced.

9. Debt

The Company's outstanding debt consisted of the following (in thousands):

	As of December 31,	
	2025	**2024**
2029 Notes	$ 1,000,000	$ 1,000,000
2031 Notes	1,000,000	1,000,000
2034 Notes	1,000,000	1,000,000
2054 Notes	550,000	550,000
Total principal amount	3,550,000	3,550,000
Less: unamortized debt discount and issuance costs	(37,013)	(41,017)
Long-term debt	$ 3,512,987	$ 3,508,983

As of December 31, 2025, the future principal payments for the outstanding debt were as follows (in thousands):

2026 through 2028	$ —
2029	1,000,000
Thereafter	2,550,000
Total future principal payments	$ 3,550,000

Senior Notes

In December 2024, the Company issued $3.6 billion in aggregate principal amount of senior notes, consisting of $1.0 billion in aggregate principal amount of 5.125% notes due December 1, 2029 (the "2029 Notes"), $1.0 billion in aggregate principal amount of 5.375% notes due December 1, 2031 (the "2031 Notes"), $1.0 billion in aggregate principal amount of 5.500% notes due December 1, 2034 (the "2034 Notes"), and $550.0 million in aggregate principal amount of 5.950% notes due December 1, 2054 (the "2054 Notes", and collectively with the 2029 Notes, the 2031 Notes and 2034 Notes, the "Senior Notes"). Interest on each series of the Senior Notes is payable semi-annually in arrears on June 1 and December 1 of each year, beginning on June 1, 2025.

The Senior Notes are unsecured obligations and are not guaranteed by any of the Company's subsidiaries. The Senior Notes rank equally with all existing and future unsecured and unsubordinated indebtedness of the Company. The Company may redeem the Senior Notes in whole or in part at any time or from time to time at specified redemption prices. In addition, upon the occurrence of certain change of control repurchase events, the Company may be required to repurchase the Senior Notes at a specified repurchase price plus accrued and unpaid interest on the Senior Notes to, but excluding, the repurchase date. The indentures governing the Senior Notes also include customary affirmative and negative covenants (including covenants that limit the Company's ability and the ability of its restricted subsidiaries to create liens on certain assets to secure debt, enter into sale and leaseback transactions, and, with respect to the Company, consolidate or merge with or into, or sell or otherwise dispose of all or substantially all of its assets, in each case subject to certain exceptions), events of default, and other customary provisions. As of December 31, 2025, the Company was in compliance with all applicable covenants.

The Company incurred debt discount and issuance cost of $41.3 million in connection with the Senior Notes offering, which were allocated on a pro rata basis to the 2029 Notes, 2031 Notes, 2034 Notes, and 2054 Notes. The debt discount and issuance costs are amortized to interest expense over the contractual term of each series of the Senior Notes under the effective interest rate method. The effective interest rates on the 2029 Notes, 2031 Notes, 2034 Notes, and 2054 Notes, which are calculated as the contractual interest rates adjusted for the debt discount and issuance costs, are 5.34%, 5.56%, 5.66%, and 6.07%, respectively.

As of December 31, 2025, the total estimated fair value of the Senior Notes was $3.6 billion. The estimated fair value of the Senior Notes, which the Company has classified as Level 2 financial instruments, was determined based on quoted bid prices in an over-the-counter market on the last trading day of the reporting period.

Credit Agreement

2024 Credit Agreement

In December 2024, concurrently with the issuance of its Senior Notes, the Company entered into the 2024 Credit Agreement, establishing a $1.0 billion revolving credit facility maturing on December 5, 2029, with the option for two one-year extensions as permitted under the agreement. The obligations of the Company under the 2024 Credit Agreement are unsecured and are not guaranteed by any of the Company's subsidiaries.

U.S. Dollar borrowings under the 2024 Credit Agreement will bear interest, at the Company's option, based on either (1) a base rate equal to the highest of (i) the prime rate then in effect, (ii) the federal funds rate, plus 0.50% and (iii) the Term SOFR rate for a one-month interest period plus 1.10%, in each case subject to a 1.00% floor, plus an applicable margin; or (2) the Term SOFR rate for the applicable interest period plus 0.10%, subject to a 0% floor, plus an applicable margin. The applicable margin ranges from 0.125% to 1.000% for base rate borrowings and from 1.125% to 2.000% for Term SOFR rate borrowings, in each case determined by the Company's credit ratings. Additionally, the 2024 Credit Agreement also requires the Company to pay a commitment fee on unused amounts, ranging from 0.100% to 0.325%, based on the Company's credit ratings.

The 2024 Credit Agreement includes usual and customary provisions for unsecured revolving credit agreements of this type, including covenants limiting, with certain exceptions, (1) incurrence of indebtedness by the Company's subsidiaries, (2) liens, (3) fundamental changes and (4) sale and leaseback transactions, and requires the Company to maintain a maximum total net debt-to-EBITDA ratio of 3.50 to 1.00 as of the last day of each fiscal quarter, subject to a step-up to 4.00 to 1.00 at the Company's option for a certain period following certain qualified acquisitions. As of December 31, 2025, the Company was in compliance with all applicable covenants and ratios.

The 2024 Credit Agreement replaced the existing credit agreement, originally entered into in August 2018 and subsequently amended multiple times (the "2018 Credit Agreement").

In March 2025, the Company borrowed $200.0 million under the revolving credit facility to fund share repurchases under the Company's repurchase program. The Company repaid $100.0 million in April 2025 and the remaining $100.0 million in May 2025. As of December 31, 2025, $1.0 billion remained available for borrowing under the revolving credit facility.

2018 Credit Agreement

In August 2018, the Company entered into the 2018 Credit Agreement. The 2018 Credit Agreement, as last amended in March 2024, provided for a $1.5 billion term loan maturing in October 2028, a $2.1 billion term loan maturing in August 2030, and a $610.0 million secured revolving credit facility. Under the 2018 Credit Agreement, the Company may voluntarily prepay outstanding loans at any time, subject to notice, minimum amount requirements, and customary breakage costs, and may be required to prepay outstanding loans under certain circumstances. Prepaid amounts under the revolving credit facility may be re-borrowed.

The term loans and borrowings under the 2018 Credit Agreement bear interest, at the Company's option, based on either (1) a base rate equal to the highest of (i) the prime rate then in effect, (ii) the federal funds rate, plus 0.50% and (iii) the Term SOFR rate for a one-month interest period plus 1.00%, plus an applicable margin; or (2) the Term SOFR rate for a specified period, subject to a 0.50% floor in the case of the term loans and a 0% floor in the case of the revolving credit facility, plus an applicable margin. The applicable margin with respect to the term loans was 1.50% for base rate borrowings and 2.50% for Term SOFR rate borrowings. The applicable margin with respect to the amounts outstanding under the revolving credit facility ranges from 1.00% to 1.25% for base rate borrowings, and from 2.10% to 2.35% for Term SOFR rate borrowings, in each case determined by the Company's senior secured net leverage ratio. Additionally, the 2018 Credit Agreement also requires the Company to pay a commitment fee on unused amounts under the revolving credit facility, ranging from 0.25% to 0.50%, based on the Company's senior secured net leverage ratio. As of December 31, 2023, the interest rates for the term loans and the borrowings under the 2018 Credit Agreement were 8.45% and 7.45%, respectively.

The Company's obligations under the 2018 Credit Agreement are secured by substantially all assets of the Company and its domestic subsidiary guarantors, with certain exclusions. The 2018 Credit Agreement also includes covenants restricting debt, liens, business mergers, dissolutions, investments, dividends, asset disposals, and affiliate transactions, along with default provisions covering payment failures, cross-defaults, change of control, judgments, and bankruptcy. In case of default, lenders may demand immediate repayment and enforce other remedies provided under the agreement. The Company was in compliance with all applicable covenants at all times.

In March 2024, the Company drew $418.7 million from the revolving credit facility to fund certain share repurchases and subsequently repaid the entire outstanding amount of $603.7 million.

Upon executing the 2024 Credit Agreement, the Company used the proceeds from the issuance of the Senior Notes to repay the entire remaining $3.5 billion principal amount on both term loans under the 2018 Credit Agreement and terminated the secured revolving credit facility under the 2018 Credit Agreement, which had no outstanding balance. The Company recognized a $27.7 million loss on extinguishment of the term loans, while the modification to the revolving credit facility had no material impact on the Company's consolidated statements of operations for the year ended December 31, 2024.

Interest Expense on Debt

The following table sets forth total interest expense recognized related to the Company's debt (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Contractual interest expense	$ 195,440	$ 274,141	$ 268,583
Amortization of debt discount and issuance costs	5,175	5,460	8,792
Loss on debt extinguishment	—	28,375	4,337
Total interest expense	$ 200,615	$ 307,976	$ 281,712

10. Equity

Preferred Stock

The Company's amended and restated certificate of incorporation authorizes the issuance of preferred stock from time to time in one or more series. The Company's board of directors is authorized to determine the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restrictions.

Common Stock

The Company's amended and restated certificate of incorporation authorizes the issuance of Class A common stock, Class B common stock, and Class C common stock (collectively referred to as the "Common Stock"). The rights of the holders of the Common Stock are identical, except with respect to voting and conversion.

Each share of Class A common stock is entitled to one vote per share, each share of Class B common stock is entitled to 20 votes per share, and Class C common stock is not entitled to vote, except as otherwise required by law. The holders of the Class B common stock (the "Voting Agreement Parties") have entered into a voting agreement (the "Voting Agreement"), which provides that all shares of Class B common stock held by the Voting Agreement Parties and their respective permitted entities and permitted transferees will be voted as determined by Adam Foroughi and Herald Chen. In the event that the parties disagree, the shares of Class B common stock will be voted by each party in their own discretion.

One share of Class B common stock is convertible into one share of Class A common stock voluntarily at any time by the holder, and will convert automatically into one share of Class A common stock upon (1) certain transfers or (2) the date set by the Company's board of directors, between 61 days and 180 days following the date on which (i) the Voting Agreement is terminated or (ii) Adam Foroughi is no longer involved with the Company as a member of the Board or as an executive officer. After the conversion or exchange of all outstanding shares of the Company's Class B common stock into shares of Class A common stock, all outstanding shares of Class C common stock will automatically convert into Class A common stock on a one-for-one basis at the date or time determined by a majority of the outstanding shares of Class A common stock, voting as a separate class.

Stock Repurchase Program

The Company's board of directors authorized a stock repurchase program in February 2022 for the Company's Class A common stock and has authorized additional amounts under the program from time to time, including an additional $3.2 billion authorized in 2025. During the year ended December 31, 2025 and 2024, the Company repurchased and retired 5,511,519 shares for $2.2 billion and 16,081,408 shares for $981.3 million, respectively, including commissions, fees, and applicable taxes. As of December 31, 2025, $3.3 billion remained available for repurchases under the program.

Repurchases may be made from time to time through open market purchases or through privately negotiated transactions, subject to market conditions, applicable legal requirements, including surplus and solvency requirements, and other relevant factors. Open market repurchases may be structured to occur in accordance with the requirements of Rule 10b-18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company may also, from time to time, enter into Rule 10b5-1 trading plans, to facilitate repurchases of shares. The repurchase program does not obligate the Company to acquire any particular amount of Class A common stock, has no expiration date and may be modified, suspended, or terminated at any time at the Company's discretion.

The Company retires its Class A common stock upon repurchases, and records the excess of repurchase price over par value for shares repurchased to retained earnings to the extent the Company has retained earnings. If the Company has an accumulated deficit, the Company records the excess of repurchase price over par value for shares repurchased first to additional paid-in capital, to the extent the Company has additional paid-in capital, until depleted, and then to accumulated deficit in the Company's consolidated statements of stockholders' equity.

11. Stock-based Compensation

2021 Equity Incentive Plan

The 2021 Equity Incentive Plan (the "2021 Plan") provides for the grant of incentive stock options ("ISOs"), non-qualified stock options ("NSOs"), restricted stock, RSUs, and other forms of equity awards to the Company's employees, directors and consultants. A total of 39,000,000 shares of the Company's Class A common stock were initially reserved for issuance under the 2021 Plan. The number of shares available for issuance under the 2021 Plan also include an annual increase of shares, equal to the least of (a) 39,000,000 shares, (b) five percent (5%) of the outstanding shares of all classes of the Company's common stock as of the last day of the immediately preceding fiscal year, or (c) such other amount as the Company's board of directors may determine. As of December 31, 2025, there were 86,064,412 shares available for future issuance under the 2021 Plan.

2021 Partner Studio Incentive Plan

The 2021 Partner Studio Incentive Plan (the "2021 Partner Plan") provides for the grant of NSOs, restricted stock, RSUs, and other forms of equity awards to individuals or entities engaged by the Company to render bona fide services. As of December 31, 2025, there were 1,541,811 shares available for future issuance under the 2021 Partner Plan.

Employee Stock Purchase Plan

The ESPP permits participants to purchase shares of the Company's Class A common stock through contributions of up to 15% of their eligible compensation. The ESPP provides for consecutive, overlapping 24-month offering periods, during which the contributed amount by the participant will be used to purchase shares of the Company's Class A common stock at the end of each 6-month purchase period with the purchase price of the shares being 85% of the lower of the fair market value of the Company's Class A common stock on the first day of an offering period or on the exercise date. The ESPP has an automatic reset feature, whereby the offering period resets if the fair value of the Company's common stock on a purchase date is less than that on the original offering date. No participant may purchase, in any one purchase period, more than 590 shares of Class A common stock, or 3,500 shares of Class A common stock for offering periods commencing on or after May 20, 2023. Participants may end their participation at any time during an offering and will be paid their accrued contributions that have not yet been used to purchase shares. Participation ends automatically upon termination of employment with the Company.

A total of 7,800,000 shares of the Company's Class A common stock were initially reserved for issuance under the ESPP. The number of shares available for issuance under the ESPP also include an annual increase of shares, equal to the least of: (a) 7,800,000 shares, (b) one percent (1%) of the outstanding shares of all classes of the Company's common stock as of the last day of the immediately preceding fiscal year, or (c) such other amount as the Company's board of directors may determine. As of December 31, 2025, there were 20,891,675 shares available for future issuance under the ESPP.

RSUs

A summary of the RSU activities, including those related to discontinued operations, for the year ended December 31, 2025 is as follows:

	Number of Restricted Stock Units	Weighted-Average Grant-Date Fair Value (per share)	
Balances as of December 31, 2024	2,150,021	$	74.34
Granted	239,382	$	577.97
Vested	(1,629,270)	$	88.97
Forfeited	(401,971)	$	60.03
Balances as of December 31, 2025	358,162	$	360.48

The weighted-average grant-date fair value per share of RSUs granted during the years ended December 31, 2024 and 2023 was $105.09 and $25.11, respectively. The total fair value of RSUs vested as of the vesting dates during the years ended December 31, 2025, 2024, and 2023 was $695.7 million, $844.2 million, and $403.1 million, respectively.

PSUs

In March 2023, the Company granted 6,902,000 PSUs under the 2021 Plan to each of Adam Foroughi, its CEO and Chairperson, and Vasily Shikin, its CTO. In April 2023, the Company granted an additional 3,451,000 PSUs to certain non-executive employees under the same plan. These PSUs, divided into five tranches, vest upon achieving stock price targets ranging from $36.00 to $79.00, based on the minimum closing price of the Company's Class A common stock over any 30 consecutive trading days during a five-year performance period from the respective grant date, subject to continued employment through the applicable vesting date. In the event of a change in control, unvested PSUs may vest a pro-rata amount if the transaction price falls between two stock price targets that have not previously been achieved, subject to continued employment through the date prior to the transaction. For Mr. Foroughi and Mr. Shikin, PSUs may continue to vest for up to one year post-employment if certain conditions are met. All of these PSUs had vested as of December 31, 2024.

In November 2024, the Company granted 348,327 PSUs under the 2021 Plan to certain non-executive employees. These PSUs, divided into 3 tranches, vest upon achieving stock price targets ranging from $184.35 to $294.96, based on the minimum closing price of the Company's Class A common stock over any 30 consecutive trading days during a 2.5-year performance period from the grant date, subject to continued employment through the applicable vesting date. All of these PSUs had vested as of December 31, 2024.

In October 2025, the Company granted 920,526 PSUs under the 2021 Plan to certain key non-executive engineering employees. These PSUs vest upon the achievement of specified market capitalization milestones, including an initial milestone of $300.0 billion and, with respect to certain PSUs, additional milestones up to $1.0 trillion, based on the Company's market capitalization over any 30 consecutive trading days during a 7-year performance period from the grant date, subject to continued employment through the applicable vesting date.

The weighted-average grant-date fair value per share of PSUs granted, including those related to discontinued operations, during the years ended December 31, 2025, 2024 and 2023 was $445.89, $103.76 and $7.20, respectively. The total fair value of PSUs vested as of the vesting dates during the years ended December 31, 2024 and 2023 was $1.3 billion and $132.7 million, respectively. No PSUs vested or were forfeited during the year ended December 31, 2025.

The following assumptions were used to estimate the fair value of PSUs:

	Year Ended December 31,		
	2025	**2024**	**2023**
Stock price on the date of grant	$620.62	$159.11	$12.41 - $16.43
Expected volatility	70.95 %	64.72 %	73.76% - 73.95%
Risk-free interest rate	3.85 %	4.05 %	3.58% - 3.60%
Discount for lack of marketability	20.34 %	15.29 %	20.43% - 20.65%
Dividend yield	— %	— %	— %

Stock Options

A summary of the stock option activities, including those related to discontinued operations, for the year ended December 31, 2025 is as follows:

	Number of Options	Weighted-Average Exercise Price (per share)	Weighted-Average Remaining Contractual Term (in years)
Balances as of December 31, 2024	3,747,152	$ 6.60	4.9
Exercised	(2,486,033)	$ 6.85	
Forfeited	(5,005)	$ 7.45	
Balances as of December 31, 2025	1,256,114	$ 6.10	4.0
Vested and exercisable as of December 31, 2025	1,256,114	$ 6.10	4.0
Vested and expected to vest as of December 31, 2025	1,256,114	$ 6.10	4.0

The fair value of stock options granted during the year ended December 31, 2023 was not material and no stock options were granted during the years ended December 31, 2025 or 2024. The total intrinsic value of share options exercised during the years ended December 31, 2025, 2024, and 2023 was $1.0 billion, $671.2 million, and $60.1 million, respectively. The aggregate intrinsic value of stock options outstanding as of December 31, 2025 was $838.7 million.

ESPP

The stock-based compensation recognized for the ESPP was not material during the years ended December 31, 2025, 2024, or 2023. During the year ended December 31, 2025, 91,645 shares of Class A common stock were purchased under the ESPP at a weighted-average price of $88.81 per share.

Stock-based Compensation

Stock-based compensation included in the Company's consolidated statements of operations was as follows (in thousands):

	Year Ended December 31,		
	2025	**2024**	**2023**
Cost of revenue	$ 1,425	$ 4,799	$ 3,834
Sales and marketing	34,055	76,824	69,903
Research and development	114,463	229,577	216,236
General and administrative	58,015	46,231	52,578
Stock-based compensation from continuing operations	207,958	357,431	342,551
Stock-based compensation from discontinued operations	3,663	19,024	20,556
Total stock-based compensation	$ 211,621	$ 376,455	$ 363,107

As of December 31, 2025, the total unrecognized stock-based compensation was $489.0 million, which is expected to be recognized over a weighted-average period of 1.95 years. The income tax benefit recognized related to stock-based awards that vested or were exercised during the years ended December 31, 2025, 2024, and 2023 were $123.0 million, $164.9 million, and $33.0 million, respectively.

12. Net Income Per Share

The following table sets forth the computation of basic and diluted net income per share attributable to common stockholders for the years ended December 31, 2025, 2024, and 2023 (in thousands, except per share data):

	Year Ended December 31,		
	2025	**2024**	**2023**
Basic EPS:			
Numerator:			
Net income from continuing operations	$ 3,433,195	$ 1,589,524	$ 457,826
Less: income attributable to participating securities	(478)	(2,731)	(2,270)
Net income from continuing operations attributable to common stockholders - Basic	3,432,717	1,586,793	455,556
Loss from discontinued operations, net of income taxes, attributable to common stockholders - Basic	(99,431)	(9,734)	(100,615)
Net income attributable to common shareholders - Basic	3,333,286	1,577,059	354,941
Denominator:			
Weighted-average shares used in computing net income (loss) per share - Basic	338,781	336,922	351,952
Net income (loss) per share attributed to Class A and Class B common stockholders - Basic:			
Continuing operations	$ 10.13	$ 4.71	$ 1.29
Discontinued operations	(0.29)	(0.03)	(0.28)
Basic net income per share	$ 9.84	$ 4.68	$ 1.01
Diluted EPS:			
Numerator:			
Net income from continuing operations attributable to common stockholders - Basic	$ 3,432,717	$ 1,586,793	$ 455,556
Re-allocation of participating securities considered potentially dilutive securities	4	85	66
Net income from continuing operations attributable to common stockholders - Diluted	3,432,721	1,586,878	455,622
Loss from discontinued operations, net of income taxes, attributable to common stockholders - Diluted	(99,431)	(9,734)	(100,629)
Net income attributable to common stockholders - Diluted	$ 3,333,290	$ 1,577,144	$ 354,993
Denominator:			
Weighted-average shares used in computing net income (loss) per share - Basic	338,781	336,922	351,952
Weighted-average dilutive stock awards	3,189	10,886	10,637
Weighted-average shares used in computing net income (loss) per share - Diluted	341,970	347,808	362,589
Net income (loss) per share attributed to Class A and Class B common stockholders - Diluted:			
Continuing operations	$ 10.04	$ 4.56	$ 1.26
Discontinued operations	(0.29)	(0.03)	(0.28)
Diluted net income per share	$ 9.75	$ 4.53	$ 0.98
Anti-dilutive potential common stock excluded	11	137	4,861

13. Income Taxes

Income before income taxes for the years ended December 31, 2025, 2024, and 2023, included the following components (in thousands):

	Year Ended December 31,		
	2025	**2024**	**2023**
U.S.	$ 2,210,613	$ 88,111	$ 26,138
Foreign	1,742,297	1,523,832	475,464
Income before income taxes	$ 3,952,910	$ 1,611,943	$ 501,602

Provision for income taxes for the years ended December 31, 2025, 2024, and 2023 consisted of the following (in thousands):

		Year Ended December 31,		
		2025	2024	2023
Current:				
Federal	$	239,094	$ 21,659	$ 34,871
State		27,187	9,812	9,937
Foreign		259,750	156,891	52,804
Total current		526,031	188,362	97,612
Deferred:				
Federal		(13,565)	(134,189)	(43,193)
State		407	(8,881)	(4,553)
Foreign		6,842	(22,873)	(6,090)
Total deferred		(6,316)	(165,943)	(53,836)
Total provision for income taxes	$	519,715	$ 22,419	$ 43,776

The reconciliation of federal statutory income tax rate to the effective income tax rate after the adoption of ASU 2023-09 is as follows (in thousands):

		Year Ended December 31,	
		2025	
Tax provision at U.S. federal statutory rate	$	830,036	21.0 %
State income tax, net of federal benefit[1]		18,017	0.5 %
Foreign tax effects			
Singapore			
Statutory tax rate difference between Singapore and U.S.		(66,298)	(1.7)%
Local taxes at a rate different than the statutory tax rate[2]		(33,280)	(0.8)%
Withholding taxes		65,733	1.7 %
Other foreign jurisdictions		(592)	— %
Effect of cross-border tax laws			
Global intangible low-taxed income		43,051	1.1 %
Foreign-derived intangible income		(113,539)	(2.9)%
Foreign tax credits		(84,591)	(2.1)%
Other		10,513	0.3 %
Tax credits			
Research and development credit		(16,122)	(0.4)%
Changes in valuation allowances		4,833	0.1 %
Nontaxable or nondeductible items			
Stock-based compensation		(132,975)	(3.4)%
Other		25,024	0.6 %
Changes in unrecognized tax benefits.		(7,515)	(0.2)%
Other		(22,580)	(0.6)%
Total provision for income taxes	$	519,715	13.1 %

[1]The states and local jurisdictions that contribute to the majority (greater than 50%) of the tax effect in this category include New York state and city and New Jersey.
[2]The tax benefit related to the negotiated tax rate in Singapore was reduced by $82.7 million of the global minimum tax under Pillar 2.

The reconciliation of taxes at the federal statutory rate to our provision for income taxes for the years ended December 31, 2024 and 2023 in accordance with the guidance prior to the adoption of ASU 2023-09 was as follows (in thousands):

	Year Ended December 31,	
	2024	2023
Tax provision at U.S. federal statutory rate	$ 338,515	$ 105,336
State income taxes, net of federal benefit	(26,412)	(5,334)
Foreign income taxed at different rates	(167,957)	(50,452)
Global intangible low-taxed income	52,378	25,625
Stock-based compensation	(146,183)	(3,039)
Foreign-derived intangible income	(10,231)	(18,104)
Research and development credits	(49,862)	(21,778)
Foreign income inclusion	(859)	(4,042)
Change in valuation allowance	27,589	11,470
Return to Provision	2,211	3,223
Other	3,230	871
Total provision for income taxes	$ 22,419	$ 43,776

Cash paid for income taxes, net of refunds received, by jurisdiction pursuant to the disclosure requirements of ASU 2023-09 for the year ended December 31, 2025 is as follows (in thousands):

	Year Ended December 31,
	2025
Federal	$ —
State	13,395
Foreign	
Singapore	177,972
Other	3,476
Total cash paid for income taxes, net of refunds received	$ 194,843

The Company operates in jurisdictions outside of the US, such as Singapore, where it has tax incentive arrangements. The Company's qualifying income earned in Singapore is taxed at reduced rates, subject to its compliance with the conditions specified in these incentives and legislative developments. These Singapore tax incentives are expected to expire in June 2028 which the Company can affirmatively elect to renew. Before taking into consideration the effects of the U.S. Tax Cuts and Jobs Act ("TCJA") and other indirect tax impacts, the effect of these tax incentives decreased the provision for income taxes by approximately $272.1 million ($0.80 per diluted share) and $135.4 million ($0.39 per diluted share) for the years ended December 31, 2025 and 2024, respectively.

The following summarizes the current and deferred tax assets and liabilities (in thousands):

	As of December 31,	
	2025	**2024**
Deferred tax assets:		
Accrued expenses and reserves	$ 20,525	$ 11,975
Stock-based compensation	26,849	10,063
Tax credit carryforwards	103,416	99,314
Net operating loss	25,735	38,354
Depreciation and amortization	5,350	2,382
Operating lease liability	4,967	10,437
Foreign tax deduction	3,904	1,900
Capital loss	222,425	18,075
Capitalized R&D expenses	250,493	260,308
Valuation allowance	(291,382)	(75,690)
Total deferred tax assets	372,282	377,118
Deferred tax liabilities:		
Identified intangibles	(105,314)	(98,933)
Other comprehensive income (loss)	(6,888)	37,811
Operating lease right-of-use assets	(4,362)	(8,144)
Other	(3,371)	(5,025)
Total deferred tax liabilities	(119,935)	(74,291)
Net deferred tax assets	$ 252,347	$ 302,827

As of December 31, 2025, the Company's federal tax credit carryforwards of $49.2 million will begin to expire in 2036. The Company's federal capital loss carryforward of $948.9 million will begin to expire in 2027. The Company's California tax credit carryforwards of $71.4 million are not subject to expiration. The Company's foreign net operating loss carryforwards of $143.7 million are not subject to expiration.

The valuation allowance on the Company's net deferred tax assets increased by $215.7 million, $42.6 million, and $15.2 million during the years ended December 31, 2025, 2024, and 2023, respectively.

As of December 31, 2025, the Company maintained a valuation allowance with respect to certain of its deferred tax assets relating primarily to certain state tax credits, U.S. capital losses and operating losses in certain non-U.S. jurisdictions that the Company believes are not likely to be realized. In assessing the realizability of the Company's deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized due, in part, to projections of future taxable income, including capital gains. To the extent realization of the deferred tax assets becomes more-likely-than-not, the Company would recognize such deferred tax assets as income tax benefits during the period.

The Company has not provided U.S. income or foreign withholding taxes on the undistributed earnings of its foreign subsidiaries as of December 31, 2025, because it intends to permanently reinvest such earnings outside of the U.S., except for Singapore. If these foreign earnings were to be repatriated in the future, the related U.S. tax liability will be immaterial, due to the participation exemption put in place in the TCJA.

Uncertain Tax Positions

The following table summarizes the activity related to the gross unrecognized tax benefits (in thousands):

	Year Ended December 31,		
	2025	**2024**	**2023**
Balance at beginning of year	$ 60,905	$ 35,880	$ 19,052
Increases related to prior year positions	426	4,393	3,522
Decreases related to prior year positions	(3,617)	(2,183)	—
Increases related to current year positions	11,493	25,921	13,548
Decreases related to lapse of statutes	(3,401)	(2,797)	(242)
Decreases related to settlements	(1,601)	(309)	—
Balance at end of year	$ 64,205	$ 60,905	$ 35,880

As of December 31, 2025, $50.7 million represents the amount that if recognized, would favorably affect the effective income tax rate in 2025. The Company does not expect a significant change to its unrecognized tax benefits or recorded liabilities over the next twelve months. The unrecognized tax benefits may increase or change during the next year for items that arise in the ordinary course of business.

The Company records interest and penalties related to unrecognized tax benefits in income tax expense. As of December 31, 2025, 2024, and 2023, the Company had approximately $8.4 million, $8.3 million, and $4.0 million of interest and penalties, respectively.

The tax returns for years 2022 through 2024 remain open to examination for federal jurisdiction and for years 2018 through 2024 for other various state and foreign jurisdictions.

14. Segment and Geographic Information

The Company determines its operating segments based on how its Chief Operating Decision Maker ("CODM") manages the business, allocates resources, makes operating decisions and evaluates operating performance. The Company's CODM is its Chief Executive Officer.

As disclosed in Note 2—Summary of Significant Accounting Policies and Note 3—Discontinued Operations, on June 30, 2025, the Company completed the divestiture of its Apps Business, which constituted the former Apps segment. Following the divestiture, the Company has determined that it operates the remaining business as a single operating and reportable segment at the consolidated level. Accordingly, the Company classified the Apps Business as discontinued operations in its consolidated statements of operations and excluded the Apps Business from both continuing operations and segment results for all periods presented. The Company's single segment provides end-to-end advertising solutions including Axon Ads Manager, MAX, Adjust, and Wurl, that allow businesses to reach, monetize and grow their global audiences. Revenue is primarily generated from fees paid by advertisers for the placement of ads on mobile applications owned by Publishers.

As a single reportable segment entity, the Company has determined that its measure of profit or loss is net income from continuing operations, which is the measure most consistent with U.S. GAAP. The CODM uses net income from continuing operations to allocate resources during the annual budgeting and forecasting process, evaluate operating strategies, and assess performance across periods.

The table below is a summary of the segment net income from continuing operations, including significant segment expenses (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Revenue	$ 5,480,717	$ 3,224,058	$ 1,841,762
Less:			
Datacenter costs	542,674	392,498	251,197
Personnel related expenses	207,278	259,711	230,762
Interest expense and loss on settlement of debt	207,016	317,209	273,508
Provision for income taxes	519,715	22,419	43,776
Amortization, depreciation and write-offs	130,724	128,791	119,152
Stock-based compensation	207,958	357,431	342,551
Other expenses[1]	232,157	156,475	122,990
Net income from continuing operations	$ 3,433,195	$ 1,589,524	$ 457,826

[1] Other expenses include professional services costs, facilities costs, advertising costs, software costs, and other individually insignificant costs.

The following table presents long-lived assets by geographic area which consist of property and equipment, net and operating lease right-of-use assets (in thousands):

	As of December 31,	
	2025	2024
United States	$ 49,711	$ 72,627
Germany	62,696	76,834
Netherlands	29,673	40,215
All other countries	5,822	6,767
Total long-lived assets	$ 147,902	$ 196,443

For information regarding revenue disaggregated by geography, see Note 2—Summary of Significant Accounting Policies.

15. Related Party Transactions

KKR Denali

KKR Denali Holdings L.P. ("KKR Denali") was previously a related party due to its ownership of more than 10% of the Company's voting interests. In 2024, KKR Denali converted its remaining shares of the Company's Class B common stock into Class A common stock and subsequently sold all such shares, and ceased to be a related party as of December 31, 2024.

In February 2024, the Company entered into an underwriting agreement (the "Underwriting Agreement") with KKR Denali, and BofA Securities, Inc., acting for themselves and as representative of other underwriters (collectively, the "Underwriters"), in connection with a secondary public offering (the "Offering") of 19,866,397 shares of the Company's Class A common stock by KKR Denali. Pursuant to the Underwriting Agreement, on March 6, 2024, the Company repurchased from the Underwriters 10,466,397 shares of Class A common stock sold to the Underwriters by KKR Denali in the Offering at a price per share of $54.46, the same per share price paid by the Underwriters to KKR Denali in the Offering. In addition, under the Company's stock repurchase program, the Company repurchased from KKR Denali (i) 15,000,000 shares of its Class A common stock in a private transaction in August 2023 at $36.85 per share for an aggregate purchase price of $552.8 million and (ii) 15,952,381 shares of its Class A common stock in a private transaction in May 2023 at $21.0 per share for an aggregate purchase price of $335.0 million.

KKR Capital Markets LLC, an affiliate of KKR Denali, served as a joint lead arranger and joint bookrunner for the 2018 Credit Agreement. In connection with amendments to the 2018 Credit Agreement, the Company paid fees to KKR Capital Markets LLC of $0.1 million and $1.2 million in 2024 and 2023, respectively. In addition, KKR Corporate Lending (CA) LLC, an affiliate of KKR Denali, provided revolving credit commitments totaling $15.0 million under the 2018 Credit Agreement. The 2018 Credit Agreement was terminated in December 2024. See Note 9—Debt for additional information.

Humans, Inc.

In February 2024, the Company entered into an agreement to invest $50.0 million in the Series C preferred stock financing of Humans, Inc., the developer of the Flip Shop social shopping app ("Flip Shop"). Eduardo Vivas, a member of the Company's board of directors, served as the Chief Operating Officer of Humans, Inc., and a member of its board of directors. The Company also entered into an arm's length commercial agreement with Humans, Inc. for the use of Axon AI to support advertising optimization on its app under a revenue-share model (the "Commercial Agreement"). The Company considered Humans, Inc. a related party through Mr. Vivas' resignation from both positions at Humans, Inc. in September 2025. No transactions occurred under the Commercial Agreement. Under separate arrangements, Humans, Inc. used Axon Ads Manager for user acquisition on the Company's standard contractual terms, and related revenue was not material for the year ended December 31, 2025 or 2024.

During the year ended December 31, 2025, the Company recorded a full impairment of its $50.0 million investment in Humans, Inc. due to its deteriorating financial condition and uncertainty regarding its ability to continue as a going concern.

Tripledot

As discussed in Note 2—Summary of Significant Accounting Policies, the Company accounts for its equity interest in Tripledot under the equity method and, accordingly, considers Tripledot and its subsidiaries related parties beginning on the closing date of the Apps Business divestiture. For the period from the closing date through December 31, 2025, the Company recognized $19.0 million in revenue related to Tripledot and its subsidiaries' use of the Company's advertising solutions, reflecting their advertiser spend net of amounts paid or payable to them as publishers. In connection with the sale of the Apps Business, the Company also entered into a Transition Services Agreement ("TSA") with Tripledot under which the Company agreed to provide limited administrative and transitional services for up to six months following the closing date. Amounts recorded under the TSA were not material for the year ended December 31, 2025.

Other Transactions

Herald Chen, the Company's former President and Chief Financial Officer and a current member of its board of directors, served as an advisor to the Chief Executive Officer for a one-year term beginning on January 1, 2024. In connection with this role, Mr. Chen received an award of 62,418 RSUs with a grant-date fair value of $43.79 per share.

In March 2019, the Company entered into a promissory note with Rafael Vivas, the brother of Eduardo Vivas, a member of the Company's board of directors, for the purpose of advancing him funds to allow him to early exercise his stock options ("Vivas Note"). The Vivas Note was issued in the amount of $2.3 million at an interest rate of 2.59%, and later amended on August 7, 2020 to lower the interest rate on the outstanding balance of such note to the then applicable IRS annual mid-term rate of 0.41%. In March 2024, the principal amount due under the Vivas Note plus accrued interest, or $2.3 million, was repaid in full to the Company and the Vivas Note was extinguished.

The Company had no other material related party transactions in 2025, 2024, or 2023.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation and supervision of our principal executive officer and our principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 10-K. Based on such evaluation, our principal executive officer and principal financial officer have concluded that, as of such date, our disclosure controls and procedures were effective at a reasonable assurance level as of December 31, 2025.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

Our management, with the participation and supervision of our principal executive officer and our principal financial officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2025 based on the framework in Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2025.

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is included in Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting identified in management's evaluation pursuant to Rules 13a-15(d) and 15d-15(d) of the Exchange Act during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Effectiveness of Controls and Procedures

Our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their desired objectives. Management does not expect, however, that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all error and fraud. Any control system, no matter how well designed and operated, is based upon certain assumptions, and can provide only reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within our company have been detected.

Item 9B. Other Information

Securities Trading Plans of Directors and Executive Officers

During our last fiscal quarter, the following officers, as defined in Rule 16a-1(f), and director adopted or terminated a "Rule 10b5-1 trading arrangement," as defined in Regulation S-K Item 408, as follows:

On November 10, 2025, Matt Stumpf, our Chief Financial Officer, adopted a Rule 10b5-1 trading plan intended to satisfy the affirmative defense in Rule 10b5-1(c). The trading plan provides for the potential sale of up to 5,210 shares of our Class A common stock and up to 21,673 additional shares of our Class A common stock issuable upon vesting and settlement of RSUs, net of shares withheld for taxes. The trading plan is scheduled to be effective until November 30, 2026, or earlier if all transactions under the trading plan are completed.

On November 17, 2025, Victoria Valenzuela, our Chief Administrative & Legal Officer, terminated a Rule 10b5-1 trading plan, which was previously adopted on May 22, 2025 and intended to satisfy the affirmative defense in Rule 10b5-1(c). The terminated trading plan provided for the potential sale of up to an aggregate of 60,000 shares of our Class A common stock, as well as up to 28,603 additional shares of our Class A common stock issuable upon vesting and settlement of RSUs granted to Ms. Valenzuela, net of shares withheld for taxes. The trading plan also provided for the potential sale of additional shares of our Class A common stock issuable upon vesting and settlement of RSUs granted to Ms. Valenzuela subsequent to the adoption of the trading arrangement. The trading plan was scheduled to be effective until February 28, 2026, or earlier if all transactions under the trading plan were completed. On December 12, 2025, Ms. Valenzuela adopted a Rule 10b5-1 trading plan intended to satisfy the affirmative defense in Rule 10b5-1(c). The trading plan provides for the potential sale of up to 17,500 shares of our Class A common stock and up to 20,236 additional shares of our Class A common stock issuable upon vesting and settlement of RSUs, net of shares withheld for taxes. The trading plan is scheduled to be effective until December 31, 2026, or earlier if all transactions under the trading plan are completed.

On December 9, 2025, Vasily Shikin, our Chief Technology Officer, adopted a Rule 10b5-1 trading plan intended to satisfy the affirmative defense in Rule 10b5-1(c). The trading plan provides for the potential sale of up to 251,261 shares of our Class A common stock held by Mr. Shikin and up to 107,667 shares of our Class A common stock held by certain affiliated trusts. The trading plan is scheduled to be effective until November 25, 2026, or earlier if all transactions under the trading plan are completed.

On December 10, 2025, Eduardo Vivas, a member of our board of directors, adopted a Rule 10b5-1 trading plan intended to satisfy the affirmative defense in Rule 10b5-1(c). The trading plan provides for the potential sale of up to 491,730 shares of our Class A common stock. The trading plan is scheduled to be effective until September 15, 2026, or earlier if all transactions under the trading plan are completed.

No other officers, as defined in Rule 16a-1(f), or directors adopted and/or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," as defined in Regulation S-K Item 408, during the last fiscal quarter.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

**Part III**

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item is incorporated by reference to the definitive proxy statement for our 2026 Annual Meeting of Stockholders, which will be filed with the SEC, no later than 120 days after December 31, 2025 (the "Proxy Statement").

Item 11. Executive Compensation

The information required by this item is incorporated by reference to the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owner and Management and Related Stockholder Matters

The information required by this item is incorporated by reference to the Proxy Statement.

Item 13. Certain Relationships and Related Party Transactions, and Director Independence

The information required by this item is incorporated by reference to the Proxy Statement.

Item 14. Principal Accountant Fees and Services

The information required by this item is incorporated by reference to the Proxy Statement.

Form 10-K

Item 15. Exhibit and Financial Statement Schedules

Documents filed as part of this report are as follows:

(1) Consolidated Financial Statements: the Company's consolidated financial statements are listed in the "Index to Consolidated Financial Statements" under Part II, Item 8 of this report.

(2) Financial Statement Schedules: Financial statement schedules have been omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or Notes thereto.

(3) Exhibits: The documents listed below are incorporated by reference or are filed with this report, in each case as indicated therein.

EXHIBIT INDEX

Exhibit Number	Exhibit Title	Information Incorporated by Reference			
		Form	File No.	Exhibit	Filing Date
2.1#	Purchase Agreement, dated May 7, 2025, by and among Tripledot, Eton Games Inc., Tripledot Group Holdings Limited, AppLovin Corporation, Morocco, Inc., and AppLovin GmbH.	8-K	001-40325	2.1	May 7, 2025
2.2	Amendment to Purchase Agreement, dated June 30, 2025, by and among Tripledot, Eton Games Inc., Tripledot Group Holdings Limited, AppLovin Corporation, Morocco, Inc., and AppLovin GmbH.	8-K	001-40325	2.1	July 1, 2025
3.1	Amended and Restated Certificate of Incorporation of the registrant.	S-1/A	333-253800	3.2	March 22, 2021
3.2	Certificate of Change of Location of Registered Agent and/or Registered office.	8-K	001-40325	3.1	June 15, 2021
3.3	Amended and Restated Bylaws of the registrant.	8-K	001-40325	3.1	February 6, 2023
4.1	Form of Class A common stock certificate of the registrant.	S-1	333-253800	4.1	March 2, 2021
4.2	Investors' Rights Agreement among the registrant and certain holders of its capital stock, dated as of August 15, 2018, as amended.	S-1/A	333-253800	4.2	March 22, 2021
4.3	Form of Warrant to Purchase Class A Common Stock.	S-1	333-253800	4.3	March 2, 2021
4.4	Description of Capital Stock.	10-K	001-40325	4.4	February 28, 2023
4.5	Indenture, dated December 5, 2024, by and between AppLovin Corporation and Wilmington Trust, National Association, as trustee.	8-K	001-40325	4.1	December 5, 2024
4.6	First Supplemental Indenture, dated as of December 5, 2024, by and between AppLovin Corporation and Wilmington Trust, National Association, as trustee.	8-K	001-40325	4.2	December 5, 2024

4.7	Form of Global Note for 5.125% Senior Notes due 2029 (included as Exhibit A to 4.6).	8-K	001-40325	4.3	December 5, 2024
4.8	Form of Global Note for 5.375% Senior Notes due 2031 (included as Exhibit B to 4.6).	8-K	001-40325	4.4	December 5, 2024
4.9	Form of Global Note for 5.500% Senior Notes due 2034 (included as Exhibit C to 4.6).	8-K	001-40325	4.5	December 5, 2024
4.10	Form of Global Note for 5.950% Senior Notes due 2054 (included as Exhibit D to 4.6).	8-K	001-40325	4.6	December 5, 2024
10.1+	Form of Indemnification Agreement between the registrant and each of its directors and executive officers.	S-1	333-253800	10.1	March 2, 2021
10.2+	AppLovin Corporation 2011 Equity Incentive Plan and related form agreements.	S-1	333-253800	10.2	March 2, 2021
10.3+	AppLovin Corporation 2021 Equity Incentive Plan and related form agreements.	S-1/A	333-253800	10.3	March 22, 2021
10.4+	AppLovin Corporation 2021 Executive Incentive Compensation Plan.	S-1/A	333-253800	10.4	March 22, 2021
10.5+	AppLovin Corporation 2021 Employee Stock Purchase Plan and related form agreements.	10-Q	001-40325	10.1	August 7, 2024
10.6	Amended and Restated AppLovin Corporation 2021 Partner Studio Incentive Plan and related form agreements.	10-K	001-40325	10.6	February 28, 2023
10.7+	AppLovin Corporation Outside Director Compensation Policy.				
10.8+	Executive Change in Control and Severance Plan and Summary Plan Description.	S-1/A	333-253800	10.8	March 22, 2021
10.9+	Form of Confirmatory Employment Letter between the registrant and each of its executive officers.	S-1	333-253800	10.7	March 2, 2021
10.10	Amended and Restated Sublease, by and between 1050 Page Mill Road Property, LLC and AppLovin Corporation, dated as of February 18, 2021.	S-1	333-253800	10.8	March 2, 2021
10.11+	Equity Exchange Agreement between the registrant and Herald Chen, dated March 16, 2021.	S-1/A	333-253800	10.18	March 22, 2021
10.12+	Form of Performance-Based Restricted Stock Unit Agreement.	8-K	001-40325	10.1	March 13, 2023
10.13	Credit Agreement, dated as of December 5, 2024, by and between AppLovin Corporation, JPMorgan Chase Bank, N.A., as administrative agent, and the lenders party thereto.	8-K	001-40325	4.1	December 5, 2024

19.1	Insider Trading Policy.				
21.1	List of subsidiaries of the registrant.	10-K	001-40 325	21.1	February 27, 2025
23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.				
24.1	Power of Attorney (included on signature page hereto).				
31.1	Certification of Principal Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				
31.2	Certification of Principal Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				
32.1†	Certifications of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				
97.1	Compensation Recovery Policy.	10-K	001-40 325	97.1	February 26, 2024
101	The following financial statements from the Company's Annual Report on Form 10-K for the year ended December 31, 2025, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Comprehensive Income (Loss), (iv) Consolidated Statements of Stockholders' Equity (Deficit), (v) Consolidated Statements of Cash Flows, and (vi) Notes to Consolidated Financial Statements.				
104	Cover Page Interactive Data File (contained in Exhibit 101).				

+   Indicates management contract or compensatory plan.

\#   Certain exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). We agree to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

†   The certifications attached as Exhibit 32.1 that accompany this Annual Report on Form 10-K are deemed furnished and not filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of AppLovin Corporation under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2026

APPLOVIN CORPORATION

By: /s/ Adam Foroughi

Adam Foroughi
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Adam Foroughi, Matthew Stumpf and Victoria Valenzuela, and each one of them, as their true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Adam Foroughi Adam Foroughi	Chief Executive Officer and Chairperson (*Principal Executive Officer*)	February 19, 2026
/s/ Matthew Stumpf Matthew Stumpf	Chief Financial Officer (*Principal Financial Officer*)	February 19, 2026
/s/ Dmitriy Dorosh Dmitriy Dorosh	Vice President, Controller (*Principal Accounting Officer*)	February 19, 2026
/s/ Craig Billings Craig Billings	Director	February 19, 2026
/s/ Herald Chen Herald Chen	Director	February 19, 2026
/s/ Margaret Georgiadis Margaret Georgiadis	Director	February 19, 2026
/s/ Alyssa Harvey Dawson Alyssa Harvey Dawson	Director	February 19, 2026
/s/ Barbara Messing Barbara Messing	Director	February 19, 2026
/s/ Todd Morgenfeld Todd Morgenfeld	Director	February 19, 2026
/s/ Eduardo Vivas Eduardo Vivas	Director	February 19, 2026
/s/ Maynard Webb Maynard Webb	Director	February 19, 2026

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Board of Directors

Adam Foroughi

Chief Executive Officer and Co-Founder of AppLovin Corporation

Craig Billings

Chairperson; Chief Executive Officer of Wynn Resorts, Limited

Herald Chen

Former President and Chief Financial Officer of AppLovin Corporation

Margaret Georgiadis

Co-Founder and Chief Executive Officer of Montai Therapeutics and a CEO-Partner of Flagship Pioneering Inc.

Alyssa Harvey Dawson

Former Chief Legal Officer and Corporate Secretary of HubSpot, Inc.

Barbara Messing

Operating Partner of Stripes Group and Former Chief Marketing and Communication Officer at Roblox Corp.

Todd Morgenfeld

Former Chief Financial Officer and Head of Business Operations of Pinterest

Eduardo Vivas

Former Chief Operating Officer of Humans, Inc.

Maynard Webb

Founder of Webb Investment Network

Executive Officers

Adam Foroughi

Chief Executive Officer and Co-Founder of AppLovin Corporation

Matthew Stumpf

Chief Financial Officer

Vasily Shikin

Chief Technology Officer

Victoria Valenzuela

Chief Administrative & Legal Officer and Corporate Secretary

Corporate Information

Stock Exchange

AppLovin Corporation Class A common stock is traded on the Nasdaq Global Select Market under the symbol "APP"

Investor Relations

Web: investors.applovin.com

Email: ir@applovin.com

Transfer Agent and Registrar

Computershare Trust Company, N.A.
150 Royall Street, Suite 101
Canton, MA 02021
1 (800) 736-3001 toll-free (U.S.)
1 (781) 575-3100 (non-U.S.)
Web: www.computershare.com

Independent Registered Public Accounting Firm

Deloitte & Touche LLP

*Directors and Officers as of April 21, 2026



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